Filed Pursuant to Rule 424(b)(4)
Registration Statements 333-121001 and 333-138104

5,000,000 Shares

ExlService Holdings, Inc.

Common Stock

This is an initial public offering of 5,000,000 shares of common stock of ExlService Holdings, Inc., all of which are being offered by us.

Prior to this offering, there has been no public market for the common stock. Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “EXLS.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$13.500	$67,500,000
Underwriting discount and commission	$0.945	$4,725,000
Proceeds, before expenses	$12.555	$62,775,000

To the extent that the underwriters sell more than 5,000,000 shares of our common stock, they have the option to purchase up to an additional 750,000 shares from us at the public offering price less the underwriting discount. Up to 5% of the shares offered hereby have been reserved for sale at the initial public offering price to specified persons under our directed share program.

The underwriters expect to deliver the shares to purchasers against payment in New York, New York on October 25, 2006.

Citigroup	Goldman, Sachs & Co.

Merrill Lynch & Co.	Thomas Weisel Partners LLC

Prospectus dated October 19, 2006.

EXL SERVICE

global solutions.
value delivered.

Business Process Outsourcing
Research & Analytics
Business Process Risk Advisory
Process Advisory

www.exlservice.com

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this prospectus.

Until November 13, 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties, and industry and general publications. The information contained in the joint report, or the NASSCOM-McKinsey report, published by the National Association of Software and Service Companies, or NASSCOM, and McKinsey & Company, or McKinsey, in December 2005, is based on studies and analysis of surveys of business process outsourcing service providers and customers conducted by McKinsey.

i

PROSPECTUS SUMMARY

This summary highlights all material information about us and this offering, but does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and the consolidated financial statements and related notes included herewith. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Except where otherwise indicated, all information presented in this prospectus on a pro forma basis gives effect to the acquisition of Inductis, Inc., or Inductis, as described under “Unaudited Pro Forma Consolidated Financial Information” and “The Inductis Acquisition.”

The Company

Our Business

We are a recognized provider of offshore business process outsourcing services, primarily serving the needs of Global 1000 companies in the banking, financial services and insurance sector. We provide a broad range of outsourcing services, including business process outsourcing services, research and analytics services and advisory services. The business process outsourcing services we provide involve the transfer to us of select business operations of a client, such as claims processing, finance and accounting and customer service, after which we administer and manage the operations for our client. Our research and analytics services are intended to facilitate more effective data-based strategic and operating decisions by our clients using statistical and quantitative analytical techniques. Our advisory services include risk assessment, documentation and internal controls testing, business process re-engineering and process quality monitoring. Our revenues have grown from $27.8 million in 2003 to $60.5 million in 2004 and $74.0 million in 2005 for a compound annual growth rate of 63.2% during that period. Our revenue growth over the three-year period is driven by a combination of new clients, ongoing growth in existing client relationships as well as the inclusion of full-year revenues from clients added in the preceding year. On a pro forma basis, our revenues were $60.4 million for the six months ended June 30, 2006.

We combine in-depth knowledge of the banking, financial services and insurance, or BFSI, sector with proven expertise in transferring business operations to our centers in India and administering and managing them for our U.S. and U.K.-based clients. We have successfully transferred more than 225 processes covering a broad array of products and services from 22 clients to our operations centers. With our recent acquisition of Inductis, a provider of research and analytics services, we have expanded the types and sophistication of research and analytics services we offer. We believe that this acquisition will cause an increasing proportion of our revenues to be derived from these services. We have begun to expand our service offerings to other sectors with similar needs, such as utilities, healthcare and media, by leveraging our experience in the BFSI sector and operational expertise. Our services include:

Our largest clients in 2005, on a pro forma basis, were Norwich Union (an Aviva company), American Express Financial Corporation, or American Express, and Dell (including Dell Financial Services). Other clients include Centrica plc, Prudential Financial, Indymac Bank, one of the three largest U.S. banks, two of the five largest U.S. insurers and one of the largest global providers of business information. Our operations centers are located in India, which enables us to leverage India’s large pool of highly qualified and educated English-speaking technical professionals, who are able to handle complex processes and services that require functional skills and industry expertise. We also believe we can offer consistently high quality services at substantially lower costs than those available from in-house facilities or U.S. or U.K.-based outsourcing providers. Our total number of employees, substantially all of whom are based in India, has grown from approximately 1,800 at December 31, 2002 to approximately 7,300 at July 1, 2006.

Our Industry

Business process outsourcing, or BPO, providers work with clients to develop and deliver operational improvements with the goal of achieving higher performance at lower costs. Outsourcing of business processes is a long-term strategic commitment for companies that, once implemented, is generally not subject to cyclical spending or information technology budget reductions. Organizations in the BFSI sector, in particular, outsource their key business processes to third parties to reduce costs, improve process quality, handle increased transaction volumes and ensure redundancy. Increased global demand, cost improvements in international communications and the automation of many business services have created a significant opportunity for offshore business process service providers, and many companies are moving select office processes to providers with the capacity to perform these functions from overseas locations.

Market Opportunity

The NASSCOM-McKinsey report estimates that the offshore BPO industry will grow at a 37.0% compound annual growth rate, from $11.4 billion in fiscal 2005 to $55.0 billion in fiscal 2010. The report identifies the banking and insurance industries as representing 50% of the potential offshore BPO market and estimates that providers have captured less than 10% of the total opportunity, even in industries that began outsourcing processes early on such as insurance (life, health, and property and casualty) and retail banking (including deposits and lending, credit cards, mortgages, and loans). The report estimates that India-based companies accounted for 46% of offshore BPO revenue in fiscal 2005 and that India will retain its dominant position as the most favored offshore BPO destination for the foreseeable future. It forecasts that the Indian offshore BPO market will grow from $5.2 billion in revenue in fiscal 2005 to $25.0 billion in fiscal 2010, representing a compound annual growth rate of 36.9%. The report and the data within the report are based on studies and analysis of surveys of BPO service providers and customers conducted by McKinsey & Company.

EXL’s Competitive Strengths and Business Strategy

Competitive Strengths

We believe we have a number of competitive strengths, including:

Deep and Comprehensive BPO Processing Experience Within the BFSI Sector.    With 85.8% of our pro forma BPO revenues in 2005 derived from the BFSI sector, we have gained a deep understanding of that sector, especially in functions such as loan underwriting support, claims processing, premium research and reconciliation, collections and accounts receivable management. Our expertise stems from our early association with Conseco Inc., or Conseco, and has allowed us to provide a full range of services to our clients. While the outsourcing industry is highly fragmented, we believe that we are recognized within the industry and among prospective clients as being among a small number of BPO companies that can offer depth of expertise in the BFSI sector.

Long-term Client Relationships that Result in a High Level of Recurring and Predictable Revenues in Our BPO Business.    A substantial majority of our BPO services are provided under long-term contracts with initial terms ranging from three to seven years. This contract structure provides us with relatively predictable and recurring revenues for a substantial portion of our business and reduces our sales and marketing costs relative to project-based service providers.

In 2005, 38.3% of our pro forma revenues were generated by our largest BPO client under two framework agreements and work orders generated by these agreements. The first framework agreement expires in January 2007 and can be terminated by our client for cause only during its initial term, but work orders under that agreement cannot be terminated without cause before July 1, 2007. The second framework agreement expires in July 2009 and can be terminated by our client without cause upon six months prior notice and payment to us of a break-up fee during its initial term. In 2005, 11.9% of our pro forma revenues were generated by our second-largest BPO client under two main agreements. The first agreement expires on November 1, 2006, is automatically renewable for additional one-year terms and can be terminated by our client at any time and without cause with 30 days prior notice. The second agreement expires on May 15, 2009, is automatically renewable for additional one-year terms and can be terminated by our client at any time and without cause with 120 days prior notice. Contracts with other BPO clients representing approximately 3.6% of our pro forma revenues in 2005 will expire within 12 months, while the remainder of our BPO contracts expire in more than one year, or do not have specified initial terms and remain in effect until terminated or until there are no work orders or engagement schedules. Our other BPO clients can terminate their contracts without cause during the initial term.

Strong Focus on Process Migration, Operations Management and Process Excellence.    Our ability to deliver continuous process improvements and our reputation for superior service have proven to be strong competitive advantages when developing new client relationships. Our process migration expertise, which combines industry knowledge, process and project management techniques and a consultative approach by which our services are tailored to meet the client’s specific needs, has enabled us to successfully transfer more than 225 processes from 22 clients. We use well-known techniques to continually improve the services we offer, including the Six Sigma methodology for reducing defects in business operations and Kaizen initiatives, which stress continuous incremental improvements in each stage of a business process. We have also developed proprietary tools to identify and continue to deliver process improvements for our clients. We have been awarded an ISO 9001:2000 certification for quality assurance, a BS7799 certification for information security and an OHSAS certification for employee health and safety.

Robust Human Resources and Technology Infrastructure.    Our investment in employee recruitment, training and retention provides us with the ability to rapidly increase the scale of our operations to respond to the needs of our clients. We currently have the ability to recruit and train an average of 390 employees per month and believe that the strength of our human resource function will enable us to continue to attract highly qualified and motivated employees, notwithstanding competitive pressures. We have also developed an extensive technological infrastructure with a focus on redundancies, scalability and, most importantly, information security.

Experienced Management Team With a Significant Equity Stake.    We pride ourselves on the strength and depth of our management and their continued commitment to our ongoing success. With the Inductis acquisition, we have significantly expanded the depth of our management pool, including senior managers with long-term client relationships in key areas of our business. Our top 32 senior managers at or above the level of vice president have an average of approximately ten years of experience in the BFSI sector and extensive working experience with the business practices of multinational corporations. In addition, 32 members of our senior management team beneficially own 27.0% of our outstanding common stock and will continue to beneficially own 22.0% of our outstanding common stock following the consummation of this offering. The incentives that we provided in the Inductis acquisition, including through earnout and similar contingent payments, are intended to accomplish the same alignment of interests and motivate Inductis management to develop the significant market opportunity in the area of research and analytics.

Competitive Weaknesses

As further described in “Risk Factors” beginning on page 12 of this prospectus, our operations face a number of risks. For example, our revenues depend substantially on three clients and a few industries. In addition, wage increases in India may prevent us from sustaining our competitive advantage and may reduce our profit margin. Furthermore, if we fail to effectively manage our rapid infrastructure and personnel growth, there could be a material adverse effect on our business, results of operations, financial condition and cash flows. Finally, the market for outsourcing services is highly competitive, and we expect competition to intensify from a number of sources.

Business Strategy

Our goal is to become the leading provider of BPO, research and analytics and advisory services in the BFSI sector and other sectors that we believe have significant potential, such as utilities, healthcare and media. Specific elements of our growth strategy include:

Maintaining Our Focus on Large-scale, Long-term Relationships.    We believe there are significant opportunities for additional growth with our existing clients, and we seek to expand these relationships by increasing the depth and breadth of the services we provide.

Offering a Broad Range of Outsourcing Services.    We seek to differentiate ourselves by emphasizing the broad range of outsourcing services that we provide. Many of our services are complementary, enabling us to combine them and provide a more sophisticated overall level of service for our clients. We will continue to identify opportunities for cross-selling our service offerings and enhancing client satisfaction.

Expanding Our Client Base.    We intend to develop long-term relationships that present recurring revenue opportunities with new clients by leveraging our industry experience and expanding our marketing activities. In developing such relationships, we continue to be highly selective and seek industry-leading clients who are committed to long-term and strategic relationships with us.

Extending Our Industry Expertise.    We intend to continue to strengthen our processing capabilities for the BFSI sector and other high-potential sectors by focusing on the more complex and value-enhancing services that are common to these sectors. We have begun to implement this strategy, expanding into the utilities, healthcare and media sectors during 2006.

Continuing to Focus on Complex Processes.    We intend to continue to leverage our industry expertise to provide increasingly more complex services for our clients. As a result of our established and developing industry expertise and knowledge of our clients’ businesses and processes, our employees are able to handle processes that are non-routine and that cannot be readily automated or transferred to other parties.

Continuing to Invest in Operational Infrastructure.    We will continue to invest in infrastructure, including human resources, process optimization and delivery platforms, to meet our growing client requirements. We will also continue to invest in developing and refining methodologies and analytical models and tools.

Pursuing Strategic Relationships and Acquisitions.    We will continue to selectively consider strategic relationships with industry leaders or acquisitions or investments, such as the Inductis acquisition, that would expand the scope of our existing services, add new clients or allow us to enter new geographic markets.

Information about the Company

Our pre-predecessor, ExlService.com, Inc., or EXL Inc., a Delaware corporation, was formed on April 9, 1999 and began commercial operations in October 2000. On August 1, 2001, EXL Inc. was acquired by Conseco in the 2001 Acquisition, and operated as Conseco’s wholly owned subsidiary until November 14, 2002. We were formed by a group including Vikram Talwar, Rohit Kapoor, Oak Hill Capital Partners L.P., FTVentures and certain other senior members of our management team, and on November 14, 2002 we purchased EXL Inc. from Conseco in the 2002 Acquisition, and EXL Inc. became our wholly owned subsidiary.

We completed the acquisition of Inductis, a provider of research and analytics services, which we refer to as the Inductis Acquisition, on July 1, 2006. The Inductis Acquisition has expanded the types and sophistication of the research and analytics services we offer. Inductis had approximately 250 employees and had revenues of $13.6 million in the first six months of 2006 and $20.9 million in fiscal year 2005. We estimate that the total consideration for the Inductis Acquisition, including the assumption of liabilities, earnout and contingent payments and transaction costs, but excluding a working capital adjustment of approximately $0.5 million, is approximately $30.9 million. We paid approximately $13.0 million at the closing of the Inductis Acquisition in the form of $2.4 million in cash, the issuance of 524,981 shares of our Series A common stock (1,049,962 shares of our common stock after giving effect to the Share Conversion) after withholding in respect of taxes, $0.9 million in transaction costs and a $0.4 million bonus payable in January 2007. We assumed $4.3 million of Inductis debt, which we repaid in full on September 26, 2006. We are obligated to make additional working capital adjustment, earnout and contingent payments to former holders of Inductis securities based on certain agreed-upon financial performance goals. The maximum number of shares to be issued in the earnout payment is 389,906 shares of Series A common stock (779,812 shares of our common stock after giving effect to the Share Conversion). The value of the contingent payment, payable in a mix of cash and additional shares of our common stock, the mix of which cannot be determined until the size of the contingent payment, if any, is determined, is expected to range from $0.6 million to $6.5 million. The actual value of the shares of our common stock to be issued in the earnout and contingent payments will vary based upon trading prices for our common stock at the time of issuance. See “The Inductis Acquisition” for a more detailed description of the terms of the Inductis Acquisition.

Our subsidiaries are EXL Inc., ExlService.com (India) Private Limited, an Indian corporation, or EXL India, Noida Customer Operations Private Limited, an Indian corporation, or NCOP, ExlService (U.K.) Limited, an entity formed in the United Kingdom, or EXL U.K., Exl Support Service Private Limited, an Indian corporation, or ESS, and Inductis, a Delaware corporation, and its wholly owned subsidiaries, Inductis LLC, a Delaware limited liability company, Inductis India Private Limited, an Indian corporation, or Inductis India, and Inductis (Singapore) PTE Ltd., a Singapore corporation.

The selected and other financial information included in this prospectus include those of both our company and our predecessor, EXL Inc. Periods prior to August 1, 2001 represent the accounts of EXL Inc. prior to the 2001 Acquisition, or the pre-predecessor; periods on or after August 1, 2001 and prior to November 15, 2002 represent the accounts of EXL Inc. after the 2001 Acquisition, or the predecessor; and periods on or after November 15, 2002 represent our accounts after the 2002 Acquisition, or the successor. Our fiscal year ends on December 31.

The unaudited pro forma financial and statistical information included in this prospectus reflect the Inductis Acquisition and are based on the historical financial statements of ExlService Holdings, Inc., or ExlService Holdings, and Inductis, subject to certain assumptions and adjustments.

ExlService Holdings was incorporated in Delaware on October 29, 2002. Our principal executive offices are located at 350 Park Avenue, New York, New York 10022, and our telephone number at that address is (212) 277-7100. Our website address is http://www.exlservice.com. The information on our website is not part of, nor is it incorporated into, this prospectus.

Unless the context indicates or requires otherwise, the terms “EXL,” “we,” “our,” “us” and “the company” refer collectively to ExlService Holdings and its wholly owned subsidiaries and all predecessor entities. ProMPT™, SOFT™, MOST™, ECS™ and MICROANALYTIX are unregistered trademarks of EXL or our subsidiaries.

In this prospectus, certain financial data has been rounded to ensure arithmetical accuracy. Certain U.S. dollar figures in this prospectus have been converted from Indian rupees at a rate of 45.56 rupees to $1.00, the exchange rate in effect on June 30, 2006, unless otherwise specified.

Share Conversion

Prior to this offering, we had two classes of common stock, our Series A common stock and Series B common stock. In accordance with the terms of our certificate of incorporation and our existing stock option plan arrangements, immediately prior to the consummation of this offering, each share of our Series B common stock will be converted automatically and without any action on the part of the holders or our part into one share of our Series A common stock, and each option to purchase shares of our Series B common stock will be adjusted to convert without any action on the part of the holders into an option to purchase the same number of shares of our Series A common stock. In addition, prior to the consummation of this offering, we will increase our total authorized number of shares of capital stock, make certain changes to our charter documents and effect a two to one stock split, which we refer to as the Stock Split. As a result, after this offering, we will only have one class of common stock outstanding, which will be referred to as common stock. Investors will be acquiring common stock in this offering. We refer to the conversion of all our shares of Series B common stock into Series A common stock, the Stock Split and the other transactions described above collectively in this prospectus as the “Share Conversion.”

After the Share Conversion and the consummation of this offering, we will have 27,338,676 shares of common stock outstanding (or 28,088,676 shares if the underwriters exercise their option in full), 1,979,426 shares of common stock issuable upon the exercise of options to purchase common stock and 317,004 unvested shares of restricted stock. 5,000,000 shares of common stock offered hereby (or 5,750,000 shares if the underwriters exercise their option in full) will be freely tradable. Following this offering, we intend to file a registration statement under the Securities Act registering 4,656,164 shares of our common stock reserved for issuance under our equity incentive plans and 343,220 shares held for resale by our existing stockholders that were previously issued under our equity incentive plans. In addition, we intend to enter into a registration rights agreement with certain of our stockholders pursuant to which these holders will have the right, subject to certain conditions and the expiration of the lock-up applicable to those stockholders in connection with this offering, to require us to file registration statements covering 18,493,816 shares of our common stock (including restricted stock and shares issuable upon the exercise of currently outstanding options) or to include those shares and 2,124,940 additional shares of common stock in registration statements that we may file on our behalf or on behalf of other stockholders.

Share Ownership

Assuming that the underwriters do not exercise their option to purchase additional shares, immediately following the Share Conversion and the consummation of this offering, Oak Hill Capital Partners L.P. and certain of its affiliates will beneficially own 10,542,504 shares (or 38.6%) of our outstanding common stock; FTVentures and certain of its affiliates will beneficially own 3,514,168 shares (or 12.9%) of our outstanding common stock; our Vice Chairman and Chief Executive Officer, Vikram Talwar, will beneficially own 2,106,072 shares (or 7.7%) of our outstanding common stock; our President and Chief Financial Officer, Rohit Kapoor, will beneficially own 2,106,072 shares (or 7.7%) of our outstanding common stock; and certain other members of our management will beneficially own, collectively, 1,407,628 shares (or 5.1%) of our outstanding common stock.

Risk Factors

Investing in our shares involves risks, which include, among other things:

•	We have a limited number of clients and provide services to few industries. In 2005, 62.8% of our pro forma revenues came from three clients and our contracts with two of those clients, representing 24.5% of such pro forma revenues, are terminable without cause with 30 days or less prior notice to us;

•	We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is intense and we experience significant employee turnover rates;

•	Our operating results may experience significant variability and as a result it may be difficult for us to make accurate financial forecasts;

•	Our senior management team is critical to our continued success and the loss of one or more members of our senior management team could harm our business;

•	Wage increases in India may prevent us from sustaining our competitive advantage and may reduce our profit margin;

•	Our client contracts contain certain termination and other provisions, including provisions generally permitting our clients to terminate their agreements with us without cause and with limited prior notice generally ranging from 30 days to six months. As a result, our expected revenue stream could experience significant fluctuations;

•	Our agreements with our largest client, Norwich Union, which represented 38.3% of our pro forma revenues in fiscal year 2005, give it the option to assume the operations of one of our facilities. Norwich Union has recently publicly announced its intention to start exercising its option to assume the operations of the facilities of certain of its third party vendor-contractors, including one of our facilities in Pune; and

•	Oak Hill Capital Partners L.P. and FTVentures, which, together with certain of their respective affiliates, beneficially own 49.7% and 16.6%, respectively, of our outstanding voting stock have the ability to control substantially all matters brought before our board of directors and their interests in our business may be different than yours. They will continue to beneficially own 38.6% and 12.9%, respectively, of our outstanding common stock following the consummation of this offering.

See “Risk Factors” for a description of these and other risks of investing in our common stock.

The Offering

Common stock outstanding before this offering	22,338,676 shares.

Common stock offered by us	5,000,000 shares.

Common stock to be outstanding immediately after this offering	27,338,676 shares.

Use of proceeds	We expect to use the net proceeds from this offering:

•	to repurchase or redeem all outstanding shares of our Series A preferred stock held by certain of our directors, officers and significant stockholders;

•	to repay all outstanding senior promissory notes payable to certain of our directors, officers and significant stockholders; and

•	for working capital and general corporate purposes.

Proposed Nasdaq Global Select Market symbol	EXLS.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares of common stock offered in this offering for sale at the initial public offering price to certain persons who are our directors, officers and employees, and certain friends and family members of these persons, and certain clients and prospective clients, through a directed share program.

Unless we specifically state otherwise, the information in this prospectus:

•	reflects the initial public offering price of $13.50 per share;

•	gives effect to the Share Conversion;

•	excludes, in the number of shares of common stock to be outstanding after this offering, options to purchase 1,979,426 shares of common stock that are currently outstanding under our equity incentive plans or otherwise or that are to be granted upon consummation of this offering under our equity incentive plans, 317,004 unvested shares of restricted stock that are currently granted under our equity incentive plans and any additional shares of common stock that may be issued as an earnout or contingent payment in connection with the Inductis Acquisition; and

•	assumes no exercise of the underwriters’ option to purchase up to 750,000 additional shares. If the underwriters exercise this option in full, we will offer 750,000 additional shares of common stock and any such shares that are sold will thereafter be outstanding. See “Underwriting.”

Summary Historical and Pro Forma Consolidated Financial and Other Data

The following table sets forth our summary consolidated financial and other data for the six months ended June 30, 2006 and June 30, 2005, and the fiscal years ended December 31, 2005, 2004 and 2003.

The summary balance sheet data as of December 31, 2005, and the summary statement of operations data for the years ended December 31, 2005, 2004 and 2003 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm, and are included elsewhere in this prospectus. The balance sheet data as of June 30, 2006 and the income statement data for the six months ended June 30, 2006 and 2005 were derived from our unaudited consolidated financial statements for these periods which include all adjustments consisting of normal recurring adjustments that management considers necessary for a fair presentation of the financial position and results of operations for these periods. The results for any interim period are not necessarily indicative of the results that may be expected for the full year.

The following table also presents summary unaudited pro forma consolidated financial data for the year ended December 31, 2005 and as of and for the six months ended June 30, 2006 that give effect to the Inductis Acquisition. The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2005 and the six months ended June 30, 2006 give effect to the Inductis Acquisition as if it had occurred at the beginning of the respective periods, and the unaudited pro forma consolidated balance sheet data at June 30, 2006 give effect to the Inductis Acquisition as if it had occurred on June 30, 2006. Such data has been derived from our audited and unaudited consolidated financial statements referred to above and the audited and unaudited financial statements of Inductis which are included elsewhere in this prospectus.

You should read the following information in conjunction with “Capitalization,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited and unaudited consolidated financial statements and related notes thereto and the audited and unaudited consolidated financial statements of Inductis and the related notes thereto included elsewhere in this prospectus. The summary unaudited pro forma consolidated financial data should be read in conjunction with the data set forth in “Unaudited Pro Forma Consolidated Financial Information.”

	Pro Forma Six Months Ended June 30, 2006			Pro Forma Year Ended December 31, 2005
		Six Months Ended June 30,			Year Ended December 31,
		2006	2005		2005	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Statement of Operations Data:
Revenues(1)	$60.4	$46.8	$35.6	$94.9	$74.0	$60.5	$27.8
Cost of revenues(2)	38.3	29.9	23.7	58.4	47.6	38.7	18.4

Gross profit	22.1	16.9	11.9	36.5	26.4	21.8	9.4

Operating expenses:
General and administrative expenses(3)	12.0	7.3	6.0	18.3	13.2	11.1	7.9
Selling and marketing expenses(3)	2.4	1.5	0.8	2.5	1.7	1.5	1.1
Depreciation and amortization	3.9	3.6	3.0	6.4	5.9	3.9	0.4
Amortization of intangibles	1.2	—	—	2.5	—	—	—
Impairment of loan receivable	0.3	—	—	2.8	—	—	—

Total operating expenses	19.8	12.4	9.8	32.5	20.8	16.5	9.4

Income (loss) from operations	2.3	4.5	2.1	4.0	5.6	5.3	—

Other income (expense):
Foreign exchange gain (loss)	(0.7)	(0.7)	1.1	0.9	0.9	0.8	0.4
Interest and other income	0.7	0.6	0.2	0.9	0.7	0.2	0.2
Interest expense	(0.4)	(0.2)	(0.2)	(0.8)	(0.4)	(0.3)	(0.3)
Interest expense—redeemable preferred stock	—	—	(0.3)	(0.4)	(0.4)	(0.6)	(0.3)

Income before income taxes	1.9	4.2	2.9	4.6	6.4	5.4	—
Income tax (benefit) provision	0.3	0.5	0.2	(0.4)	(0.6)	—	0.8

Net income (loss)	1.6	3.7	2.7	5.0	7.0	5.4	(0.8)
Dividends and accretion on preferred stock	(0.3)	(0.3)	—	(0.2)	(0.2)	—	(0.2)

Net income (loss) to common stockholders	$1.3	$3.4	$2.7	$4.8	$6.8	$5.4	$(1.0)

Other Unaudited Financial Data:
EBITDA(4)	$7.7	$8.0	$6.4	$17.5	$13.1	$10.2	$1.0

	Pro Forma As Adjusted at June 30, 2006(5)	At June 30, 2006	At December 31, 2005
	(unaudited)	(unaudited)
		(in millions)
Balance Sheet Data:
Cash and cash equivalents	$71.4	$24.3	$24.2
Working capital(6)	75.3	29.7	23.3
Total assets	136.7	68.0	62.6
Total debt	—	5.7	5.6
Series A preferred stock (liquidation preference)	—	6.5	6.2
Stockholders’ equity	103.7	34.3	30.9

(1)	In accordance with U.S. generally accepted accounting principles, or GAAP, we include the amount of telecommunications and travel-related costs that are billed to and reimbursed by our clients in our revenues. Revenues include reimbursable expenses of $2.0 million ($3.1 million on a pro forma basis) for the six months ended June 30, 2006, $1.6 million for the six months ended June 30, 2005, $3.4 million ($5.1 million on a pro forma basis) in 2005, $4.2 million in 2004 and $0.6 million in 2003.
(2)	Cost of revenues includes non-cash amortization of deferred stock compensation expense relating to our issuance of stock options to employees directly involved in providing services to our clients. Cost of revenues excludes depreciation and amortization related to fixed assets.
(3)	General and administrative and selling and marketing expenses, or SG&A expenses, include non-cash amortization of deferred stock compensation expense relating to our issuance of stock options to our non-operations staff.
(4)	EBITDA represents net income (loss) to common stockholders before deductions for interest, income taxes, the effects of dividends and accretion on preferred stock and depreciation, amortization and impairment. EBITDA is a supplemental non-GAAP financial measure used by management, and industry analysts to evaluate operations.

The following is a reconciliation of net income to EBITDA (in millions):

	Pro Forma Six Months Ended June 30, 2006	Six Months Ended June 30,		Pro Forma Year Ended December 31, 2005	Year Ended December 31,
		2006	2005		2005	2004	2003
Net income (loss) to common stockholders	$1.3	$3.4	$2.7	$4.8	$6.8	$5.4	$(1.0)
Interest expense	0.4	0.2	0.2	0.8	0.4	0.3	0.3
Dividends and accretion on preferred stock	0.3	0.3	—	0.2	0.2	—	0.2
Interest expense—redeemable preferred stock	—	—	0.3	0.4	0.4	0.6	0.3
Income tax (benefit) provision	0.3	0.5	0.2	(0.4)	(0.6)	—	0.8
Depreciation and amortization and impairment	5.4	3.6	3.0	11.7	5.9	3.9	0.4

EBITDA	$7.7	$8.0	$6.4	$17.5	$13.1	$10.2	$1.0

We believe that EBITDA is useful to investors as a measure of comparative operating performance, as it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. Management also uses EBITDA to develop incentive compensation plans and to measure operating performance. We are also presenting EBITDA because we believe it is useful to investors as a way to measure our ability to incur and service debt, make capital expenditures and meet working capital requirements. EBITDA is not intended as an alternative to net income as an indicator of our operating performance, or as an alternative to any other measure of performance in conformity with GAAP or as an alternative to cash flow from operating activities.

(5)	As further adjusted to give effect to this offering and the application of the offering proceeds.
(6)	Working capital means total current assets minus total current liabilities.

RISK FACTORS

Investing in our common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following factors before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events, causing you to lose all or part of the money you paid to buy our shares. Certain statements in “Risk Factors” are forward-looking statements. See “Forward-Looking Statements.”

Risks Related To Our Business

We have a limited number of clients and provide services to few industries. In 2005, 62.8% of our pro forma revenues came from three clients.

We have derived and believe that we will continue to derive a substantial portion of our revenues from a limited number of large clients. In 2005, our three largest clients, Norwich Union (an Aviva company), a United Kingdom-based company, American Express and Dell (including Dell Financial Services), accounted for 62.8% of our pro forma revenues under several contracts. We provide services to Norwich Union under two framework agreements and work orders generated by these agreements. The first framework agreement expires in January 2007 and can be terminated by our client for cause only during its initial term, but work orders under that agreement cannot be terminated without cause before July 1, 2007. The second framework agreement expires in July 2009 and can be terminated by our client without cause upon six months prior notice and payment to us of a break-up fee during its initial term. After these initial terms, Norwich Union may terminate these agreements without cause or penalty with six months notice. American Express may terminate its agreement with us at any time and without cause with five days prior notice. We provide services to Dell (including Dell Financial Services) under two main agreements. The first agreement expires on November 1, 2006, is automatically renewable for additional one-year terms and can be terminated by our client at any time and without cause with 30 days prior notice. The second agreement expires on May 15, 2009, is automatically renewable for additional one-year terms and can be terminated by our client at any time and without cause with 120 days prior notice. We expect that a significant portion of our revenues will continue to be contributed by a limited number of large clients in the near future. The loss or financial difficulties of any of our large clients would have a material adverse effect on our business, results of operations, financial condition and cash flows.

In addition, the BPO services we provide to our clients (particularly under our general framework agreements), and the revenues and income from those services, may decline or vary as the type and quantity of services we provide under those contracts changes over time, including as a result of a shift in the mix of products and services we provide. Furthermore, our clients, some of which have experienced rapid changes in their prospects, substantial price competition and pressures on their profitability, have in the past and may in the future demand price reductions, automate some or all of their processes or change their outsourcing strategy by moving more work in-house or to other providers, any of which could reduce our profitability. Any significant reduction in or the elimination of the use of the services we provide to any of our clients, or any requirement to lower our prices, would harm our business.

A substantial portion of our BPO clients are concentrated in the BFSI sector. In 2005, 85.8% of our pro forma BPO revenues were derived from clients in those industries, including 66.9% of our pro forma BPO revenues that were derived from clients in the insurance industry. Our business and growth largely depend on continued demand for our services from clients and potential clients in these industries and those industries where we are focusing expansion efforts, such as utilities, healthcare and media. A downturn in any of these industries, particularly the insurance industry, or a slowdown or reversal of the trend to outsource business processes in any of these industries could decrease demand for our services. Other developments, such as consolidation, particularly involving our clients, could also cause the demand for our services in these industries to decline. In addition, our agreements with Norwich Union and American Express also contain certain restrictions (limited in duration or scope) on our ability to provide services to certain competitors of these entities without the approval of these entities.

We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is intense and we experience significant employee turnover rates.

The BPO industry is very labor intensive and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees, including our ability to attract employees with needed skills in the geographic areas in which we operate. The industry, including us, experiences high employee turnover. In the quarter ended June 30, 2006, our turnover rate for billable employees—employees who execute business processes for our clients following the completion of our six-month probationary period—was approximately 38%. There is significant competition for professionals in India with skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the BPO industry or otherwise, could have an adverse effect on us. A significant increase in the turnover rate among our employees in India, particularly among the highly skilled workforce needed to provide BPO services, would increase our recruiting and training costs and decrease our operating efficiency, productivity and profit margins, and could lead to a decline in demand for our services. High turnover rates generally do not impact our revenues as we factor the attrition rate into our pricing models by maintaining additional employees for each process. However, high turnover rates do increase our cost of revenues and therefore impact our profit margins due to higher recruitment, training and retention costs as a result of maintaining larger hiring, training and human resources departments and higher operating costs due to having to reallocate certain business processes among our operating facilities where we have access to the skilled workforce needed for the business. In 2005, on a pro forma basis, we incurred approximately $1.0 million on recruitment and approximately $0.4 million on training costs due to employee turnover, thereby increasing our cost of revenues and reducing our pro forma profit margins for that period by $1.4 million.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend, in large part, on our ability to attract, train and retain personnel with skills that keep pace with the demand for outsourcing, evolving industry standards and changing client preferences. A lack of sufficiently qualified personnel could also inhibit our ability to establish operations in new markets and our efforts to expand geographically. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our agreements with our largest client give it the option to assume the operations of one of our facilities and operating subsidiaries, and the exercise of that option could have an adverse effect on our business and results of operations.

Under one of our agreements with Norwich Union, our largest client, Norwich Union has the option from January 2008 through February 2011 to purchase the shares of our subsidiary that operates one of our facilities in Pune, India, by paying us an amount approximating the net asset value of that facility on the date of transfer. The affected facility generated 23.9% of our revenues and 18.5% of our pro forma revenues in the six months ended June 30, 2006 and 26.7% of our revenues and 20.8% of our pro forma revenues in 2005. Norwich Union has recently publicly announced its intention to start exercising its option to assume the operations of the facilities of certain of its third party vendor-contractors, including one of our facilities in Pune. In addition, under our other agreement with Norwich Union, it also has the option to purchase certain of the assets of our operating subsidiary, EXL India, for the book value of those assets if we are in a material default of our agreement and such default affects the insurance services provided by more than 300 of our full-time employees or prejudices or is likely to prejudice the reputation of Norwich Union or its affiliates, or if there is a change of control that is not approved by Norwich Union. The exercise of either of these options would result in both a loss of revenues and a loss of our employees who are at that time working in the related facilities.

We have a long selling cycle for our BPO services that requires significant funds and management resources and a long implementation cycle that requires significant resource commitments.

We have a long selling cycle for our BPO services, which requires significant investment of capital, resources and time by both our clients and us. Before committing to use our services, potential clients require us to expend substantial time and resources educating them as to the value of our services and assessing the feasibility of integrating our systems and processes with theirs. Our clients then evaluate our services before deciding whether to use them. Therefore, our selling cycle, which generally ranges from six to 12 months, is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other providers or in-house offshore resources) and the timing of our clients’ budget cycles and approval processes. In addition, we may not be able to successfully conclude a contract after the selling cycle is complete.

Implementing our services involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby delaying further the implementation process. Our clients and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Once we are engaged by a client, it may take us several months before we start to recognize revenues.

When we are engaged by a client after the selling process, it takes from four to six weeks to integrate the client’s systems with ours, and up to three months thereafter to build up our services to the client’s requirements. Depending on the complexity of the processes being implemented, these time periods may be significantly longer. Implementing processes can be subject to potential delays similar to certain of those affecting the selling cycle. Therefore, we do not recognize significant revenues until after we have completed the implementation phase.

We enter into long-term contracts with our BPO clients, and our failure to estimate the resources and time required for our contracts may negatively affect our profitability.

The initial terms of our BPO client contracts typically range from three to seven years. In many of our BPO contracts we commit to long-term pricing with our clients and therefore bear the risk of cost overruns, completion delays and wage inflation in connection with these contracts. If we fail to estimate accurately the resources and time required for a contract, future wage inflation rates or currency exchange rates or if we fail to complete our contractual obligations within the contracted timeframe, our revenues and profitability may be negatively affected.

If we are unable to adjust our pricing terms to meet the changing demands of our BPO clients and potential BPO clients, our results of operations may be adversely affected.

Most of our BPO contracts use a pricing model that provides for hourly or annual billing rates. Industry pricing models are evolving, however, and we anticipate that clients may increasingly request transaction-based pricing. This pricing model will place additional pressure on the efficiency of our service delivery so that we can maintain reasonable operating margins. If we are unable to adapt our operations to evolving pricing protocols, our results of operations may be adversely affected or we may not be able to offer pricing that is attractive relative to our competitors.

Our research and analytics services and our advisory services are cyclical and based on specific projects involving short-term contracts.

Our research and analytics services and our advisory services are cyclical and can be significantly affected by variations in business cycles. Changes in the deadlines or the scope of work required for compliance with the requirements of the Sarbanes-Oxley Act of 2002, for example, could have a significant impact on certain risk advisory service offerings of our advisory services business.

In addition, our research and analytics services and our advisory services usually consist of specific projects with contract terms generally not exceeding one year and may not produce ongoing or recurring business for us once the project is completed. These contracts also usually contain provisions permitting termination of the contract after a short notice period. The short-term nature and specificity of these projects could lead to material fluctuations and uncertainties in the revenues generated from these businesses. In 2005, 31.6% of our pro forma revenues were generated by our research and analytics services and our advisory services.

Our operating results may experience significant variability and as a result it may be difficult for us to make accurate financial forecasts.

Our operating results may vary significantly from period to period. Although our existing agreements with original terms of three or more years provide us with a relatively predictable revenue base for a substantial portion of our business, the long selling cycle for our services and the budget and approval processes of prospective clients make it difficult to predict the timing of new client acquisitions. The timing of revenue recognition under new client agreements also varies depending on when we complete the implementation phase. The completion of implementation varies significantly based upon the complexity of the processes being implemented. Our period-to-period results have in the past and may also in the future fluctuate due to other factors, including client losses, delays or failure by our clients to provide anticipated business, variations in employee utilization rates resulting from changes in our clients’ operations, delays or difficulties in expanding our operational facilities and infrastructure (including hiring new employees or constructing new operations centers), changes to our pricing structure or that of our competitors, currency fluctuation, seasonal changes in the operations of our clients and other events identified under “Forward-Looking Statements.” Our revenues are also affected by changes in pricing under our contracts at the time of renewal or by pricing under new contracts. For example, because the majority of our revenues are denominated in pounds sterling or U.S. dollars while most of our expenses are incurred and paid in Indian rupees, our revenues can decrease or increase significantly if the exchange rates among the Indian rupee, the pound sterling and the U.S. dollar fluctuate significantly. Furthermore, Dell, one of our largest clients, experiences seasonal changes in its operations in connection with the year-end holiday season and the school year, which affects our period-to-period results. In addition, some of our contracts do not commit our clients to provide us with a specific volume of business. These factors may make it difficult to make accurate financial forecasts or replace anticipated revenues that we do not receive as a result of delays in implementing our services or client losses. If our actual results do not meet any estimated results that we announce, or if we underperform market expectations as a result of such factors, trading prices for our common stock could be adversely affected.

Our senior management team is critical to our continued success and the loss of one or more members of our senior management team could harm our business.

Our future success substantially depends on the continued services and performance of the members of our management team and other key employees possessing technical and business capabilities, including industry expertise, that are difficult to replace. Specifically, the loss of the services of our Vice Chairman and Chief Executive Officer, Vikram Talwar, or of our President and Chief Financial Officer, Rohit Kapoor, could seriously impair our ability to continue to manage and expand our business. There is intense competition for experienced senior management and personnel with technical and industry expertise in the industry in which we operate, and we may not be able to retain these officers or key employees. Although we have entered into employment and non-competition agreements with all of our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. Messrs. Talwar and Kapoor and certain of their affiliates will have certain registration rights with respect to their shares of common stock following the consummation of this offering, including the right to make one demand to register their shares of common stock after the earlier of 18 months from the consummation of this offering or 12 months after the consummation of this offering if a demand registration with regard to our shares of common stock has been completed, subject to certain conditions. See “Certain Relationships and Related Transactions—Transactions entered into in connection with this offering—Registration Rights Agreements.” In addition, we currently do not maintain “key person” insurance covering any member of our management team. The loss of any of our key employees, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our inability to effectively manage our rapid infrastructure and personnel growth could have a material adverse effect on our operations, results of operations and financial condition.

Since we were founded in April 1999, we have experienced rapid growth and significantly expanded our operations. We have six operations facilities in India, including a new facility in Noida, India, that became operational in February 2006. Our employees have increased from approximately 1,800 on December 31, 2002 to approximately 7,300 on July 1, 2006. We expect to develop and improve our internal systems in the locations where we operate in order to address the anticipated growth of our business. In addition, we are actively looking at a few specific locations to invest in an operations facility outside of India and are contractually committed to one of our clients to do so by March 2007. We believe expanding our geographic base of operations will provide higher value to our clients by decreasing the risks of operating from a single country (including potential shortages of skilled employees, increases in wage costs during strong economic times and currency fluctuations), while also giving our clients access to a wider talent pool and establishing a base in countries that may be competitive in the future. However, we may not be able to effectively manage our infrastructure and employee expansion, open additional operations facilities or hire additional skilled employees as and when they are required to meet the ongoing needs of our clients, and we may not be able to develop and improve our internal systems. Our inability to execute our growth strategy, to ensure the continued adequacy of our current systems or to manage our expansion effectively could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Wage increases in India may prevent us from sustaining our competitive advantage and may reduce our profit margin.

Our most significant costs are the salaries and related benefits of our operations staff and other employees. Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, because of rapid economic growth in India, increased demand for BPO to India and increased competition for skilled employees in India, wages for comparably skilled employees in India are increasing at a faster rate than in the United States and Europe, which may reduce this competitive advantage. In addition, as the U.S. dollar declines in value against the Indian rupee, wages in the United States will decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of employees that our business requires. Wages are generally higher for employees performing research and analytics services and advisory services than for employees performing other BPO services. As the scale of our research and analytics services and our advisory services increases, wages as a percentage of revenues will likely increase. Wage increases in the long term may reduce our profit margins. Additionally, because substantially all of our employees are based in India and paid in Indian rupees, while our revenues are primarily in U.S. dollars and pounds sterling, our employee costs as a percentage of revenues may increase or decrease significantly if the exchange rates among the Indian rupee, the pound sterling and the U.S. dollar fluctuate significantly.

We may disrupt our clients’ operations as a result of inadequate service or other factors, including telecommunications or technology downtime or interruptions.

The services we provide are often critical to our clients’ businesses, and any failure to provide those services could result in a reduction in revenues or a claim for substantial damages against us, regardless of whether we are responsible for that failure. In particular, our dependence on our offshore operations centers requires us to maintain active voice and data communications among our main operations centers in India, our international technology hubs in the United States and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical breakdowns, computer glitches and viruses and weather conditions. We also depend on certain significant vendors for facility storage and related maintenance of our main technology equipment and data at those technology hubs. Any failure by these vendors to perform those services, any temporary or permanent loss of our equipment or systems, or any disruptions to basic infrastructure like power and telecommunications could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenues and harm our business.

We may not be fully insured for all losses we may incur.

Although we attempt to limit and mitigate our liability for damages arising from negligent acts, errors or omissions through contractual provisions, limitations of liability set forth in our contracts may not be enforceable in all instances or may not otherwise protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Although we have general liability insurance coverage, including coverage for errors or omissions and breaches of privacy and network security, that coverage may not continue to be available on reasonable terms or to be available in sufficient amounts to cover one or more large claims, and our insurers may disclaim coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation and cause us to lose clients.

We are typically required to collect and store sensitive data in connection with our services, including names, addresses, social security numbers, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. In addition, many of our agreements with our clients do not include any limitation on our liability to them with respect to breaches of our obligation to keep the information we receive from them confidential. We take precautions to protect confidential client and customer data. However, if any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive data, we could be subject to significant liability and lawsuits from our clients or their own customers for breaching contractual confidentiality provisions or privacy laws. Penetration of the network security of our data centers could have a negative impact on our reputation, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our industry may not develop in ways that we currently anticipate due to negative public reaction in the United States and elsewhere to offshore outsourcing, recently proposed legislation or otherwise.

We have based our strategy of future growth on certain assumptions regarding our industry and future developments in the BFSI market. For example, we believe that there will continue to be changes in product and service requirements, and investments in the products offered by our clients will continue to increase. However, the trend to outsource business processes may not continue and could reverse. Offshore outsourcing is a politically sensitive topic in the United States and elsewhere, and many organizations and public figures have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in the United States and elsewhere. In addition, there has been recent publicity about the negative experience of certain companies that use offshore outsourcing, particularly in India. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services to offshore providers to avoid any negative perception that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends would harm our ability to compete effectively with competitors that operate out of facilities located in the United States and elsewhere.

A variety of U.S. federal and state legislation has been proposed that, if enacted, could restrict or discourage U.S. companies from outsourcing their services to companies outside the United States. For example, legislation has been proposed that would require offshore providers to identify where they are located. Because most of our clients are located in the United States, any expansion of existing laws or the enactment of new legislation restricting offshore outsourcing could adversely impact our ability to do business with U.S. clients and have a material and adverse effect on our business, results of operations, financial condition and cash flows. In addition, it is possible that legislation could be adopted that would restrict U.S. private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. Such restrictions could affect our ability to attract or retain clients that have such contracts in the future.

In other countries, such as the United Kingdom where we derived 40.4% of our pro forma revenues in 2005, there has also been some negative publicity and concern expressed regarding the possible effect of job losses caused by outsourcing. Recent legislation introduced in the United Kingdom (consolidating past case law) provides that if a company transfers or outsources its business or a part of its business to a transferee or a service provider, the employees who were employed in such business are entitled to become employed by the transferee or service provider on the same terms and conditions as they had been employed before. The dismissal of such employees as a result of such transfer of business is deemed unfair dismissal and entitles the employees to compensation. As a result, we may become liable for redundancy payments to the employees of our clients in the United Kingdom who outsource business to us. We are generally indemnified in our existing contracts with clients in the United Kingdom to the extent we incur losses or additional costs due to the application of this legislation to us, and we intend to obtain indemnification in future contracts with clients. However, if we are unable to obtain indemnification in future contracts with clients, we may be liable under any service level agreements we enter into in the future with United Kingdom clients. Although we are not yet able to assess at this time the potential impact of this new legislation, which came into effect in April 2006, we expect this legislation to have a material adverse effect on potential business from clients in the United Kingdom.

We face significant competition from U.S.-based and non-U.S.-based outsourcing and information technology companies and from our clients, who may perform outsourcing services themselves, either in-house, in the United States or through offshore groups or other arrangements.

The market for outsourcing services is highly competitive, and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, the ability to develop customized services and technological and industry expertise. We face significant competition for our services from our clients’ own in-house groups, including, in some cases, in-house groups operating offshore. For example, Norwich Union, our largest client, has the option under one of our contracts to purchase the shares of our subsidiary that operates one of our facilities in Pune, India. Norwich Union has recently publicly announced its intention to start exercising its option to assume the operations of the facilities of certain of its third party vendor-contractors, including one of our facilities in Pune. We also face competition from non-U.S.-based outsourcing and information technology, or IT, companies (including those in the United Kingdom and India) and U.S.-based outsourcing and IT companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate. Some of these existing and future competitors have greater financial, personnel and other resources, longer operating histories, a broader range of service offerings, greater technological expertise, more recognizable brand names and more established relationships in industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. The trend in multi-vendor relationships has been growing, which could reduce our revenues to the extent that clients obtain services from other vendors. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins, which could harm our business, results of operations, financial condition and cash flows.

Our client contracts contain certain termination provisions that could have an adverse effect on our business and results of operations.

We provide services to Norwich Union under two framework agreements and work orders generated by these agreements. The first framework agreement expires in January 2007 and can be terminated by our client for cause only during its initial term, but work orders under that agreement cannot be terminated without cause before July 1, 2007. The second framework agreement expires in July 2009 and can be terminated by our client without cause upon six months prior notice and payment to us of a break-up fee during its initial term. After the initial term expires, these agreements can be terminated without cause or penalty by Norwich Union with six months notice. “Cause” under the Norwich contracts includes our failure to perform services agreed upon in a specific work order adequately, disposal of our material assets, our filing for bankruptcy or a change of control where our new controlling party is a named competitor of Norwich Union. Our agreement with American Express, which represented 12.6% of our pro forma revenues in 2005, permits American Express to terminate the agreement at any time and without cause with five days prior notice. We provide services to Dell (including Dell Financial Services) under two main agreements which represented 11.9% of our pro forma revenues in 2005. The first agreement expires on November 1, 2006, is automatically renewable for additional one-year terms and can be terminated by our client at any time and without cause with 30 days prior notice. The second agreement expires on May 15, 2009, is automatically renewable for additional one-year terms and can be terminated by our client at any time and without cause with 120 days prior notice. Contracts representing approximately 3.6% of our pro forma revenues from our other BPO clients in 2005 will expire within 12 months. The termination of a substantial percentage of these contracts with or without cause could have a material adverse impact on the predictability of our expected revenue stream. Many of our client contracts do not commit our clients to provide us with a specific volume of business, and any failure to meet a client’s expectations could result in a cancellation or non-renewal of a contract or a decrease in business provided to us. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would reduce our revenues.

Oak Hill Capital Partners, FTVentures, certain of their respective affiliates, Vikram Talwar, Rohit Kapoor and certain other members of management will continue to exercise significant influence over us, and their interests in our business may be different than yours.

Almost all of the issued and outstanding shares of our common stock are currently beneficially owned by Oak Hill Capital Partners L.P., FTVentures and certain of their respective affiliates, our Vice Chairman and Chief Executive Officer, Vikram Talwar, our President and Chief Financial Officer, Rohit Kapoor, and certain other members of management. Assuming that the underwriters do not exercise their option to purchase additional shares, immediately following the consummation of this offering, Oak Hill Capital Partners L.P. and certain of its affiliates will beneficially own 10,542,504 shares (or 38.6%) of our outstanding common stock; FTVentures and certain of its affiliates will beneficially own 3,514,168 shares (or 12.9%) of our outstanding common stock; Mr. Talwar will beneficially own 2,106,072 shares (or 7.7%) of our outstanding common stock; Mr. Kapoor will beneficially own 2,106,072 shares (or 7.7%) of our outstanding common stock; and certain other members of our management will beneficially own 1,407,628 shares (or 5.1%) of our outstanding common stock. Accordingly, each of these parties can exercise significant influence over our business policies and affairs and all matters requiring a stockholders’ vote, including the composition of our board of directors, the adoption of amendments to our certificate of incorporation and the approval of mergers or sales of substantially all of our assets. This concentration of ownership also may delay, defer or even prevent a change in control of our company and may make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may conflict with your interests.

We may not succeed in identifying suitable acquisition candidates or integrating Inductis or any other acquired business into our operations, which could have a material adverse effect on our operations, results of operations and financial condition.

One of our strategies is to broaden our geographic presence, gain new clients, enter new streams of services and expand capacity both organically and through strategic acquisitions. We may not, however, succeed in identifying suitable acquisition candidates available for sale at reasonable prices, have access to the capital required to finance potential acquisitions or be able to consummate any acquisition. Our management may not be able to successfully integrate Inductis or any other acquired business into our operations, and any acquisition we do complete, including the Inductis Acquisition, may not result in long-term benefits to us. Acquisitions involve a number of risks, including diversion of management’s attention, ability to finance the acquisition on attractive terms, failure to retain key personnel, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows. Future acquisitions may also result in the incurrence of indebtedness or the issuance of additional equity securities.

We may not be able to realize in full all of the benefits that we anticipate from the Inductis Acquisition.

The value of our common stock will reflect the combined results of ExlService Holdings and Inductis, and will be affected by our ability to achieve the benefits expected from the Inductis Acquisition. Achieving these benefits will depend in part upon meeting the challenges inherent in the successful combination of two business enterprises of the size and scope of ExlService Holdings and Inductis, which include the possible loss of management-level and highly qualified employees and the possible inability to integrate the management culture and enterprise systems and operations of these two companies. We may not be able to meet these challenges, which could have a material adverse effect on our operations following the Inductis Acquisition and prevent the combined company from realizing any of the anticipated benefits of the Inductis Acquisition.

In addition, the senior management of Inductis has significant relationships with key Inductis clients, and the services provided by Inductis are highly dependent on developing client relationships of trust and confidence. The loss of any member of the senior management of Inductis could adversely affect our relationship with those clients or result in the loss of their business.

We have a limited independent operating history and our future business prospects are difficult to evaluate.

We have a limited operating history. We started commercial operations in our first facility in October 2000. In August 2001, we were acquired by our then-largest client, Conseco, and until November 2002, we operated as Conseco’s subsidiary. While substantially all of our revenues were generated by Conseco and its affiliates in 2001 and 2002, in November 2002, our ownership again changed, and since that time revenues from Conseco and its affiliates have substantially decreased to $1.5 million, $1.5 million and $4.9 million in 2005, 2004 and 2003, respectively. We have serviced large unaffiliated clients only for a limited time, and we may not continue to succeed in securing or retaining additional business from non-affiliates. In addition, we did not become profitable until the three months ended September 30, 2003, and we incurred losses in each of our financial reporting periods until that quarter. We may incur additional operating losses in the future, and we may not remain profitable.

Failure to adhere to the regulations that govern our business could have an adverse impact on our operations.

Our clients are often subject to regulations that may require that we comply with certain rules and regulations in performing services for them that would not otherwise apply to us. Debt collection services, for example, may be subject to the Fair Debt Collection Practices Act, which regulates debt collection practices. In addition, many U.S. states require a debt collector to apply for, be granted and maintain a license to engage in debt collection activities in a state. We are currently licensed (or exempt from licensing requirements) to provide debt collection services in all but one U.S. state that have non-exempt requirements and have separate “per-customer” exemptions with respect to our ongoing collection obligations. Other federal laws and regulations that apply to certain portions of our business include the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act of 1996, the Truth in Lending Act, the Fair Credit Billing Act and U.S. Federal Deposit Insurance Corporation, or the FDIC, rules and regulations. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing customers or be able to attract new clients and could lose revenues, which could have a material adverse effect on our business. In addition, our failure to comply with any applicable laws and regulations could subject us to civil fines and criminal penalties.

We will incur increased costs as a result of being a public company subject to the Sarbanes-Oxley Act of 2002, and our management faces challenges in implementing those requirements.

As a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the Commission, and the Nasdaq Stock Market, have required more regulation and more corporate governance practices of public companies. We expect that our legal and financial compliance costs will increase and that a significant portion of management’s time will be diverted to comply with these rules. For example, we are reviewing and adopting comprehensive new policies regarding internal control over financial reporting and disclosure controls and procedures. We are also evaluating and testing our internal controls systems in anticipation of compliance with Section 404 of the Sarbanes-Oxley Act. If we do not implement the requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to accurately report our financial results or prevent fraud and might be subject to sanctions or investigation by regulatory authorities, such as the Commission. Any such action could harm our business or investors’ confidence in our company, and could cause our stock price to fall. We will also incur additional costs associated with our reporting requirements as a public company. We also expect that the need to comply with these rules and regulations will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers.

Risks Related to India and the International Nature of our Business

Our financial condition could be negatively affected if the Government of India reduces or withdraws tax benefits and other incentives it currently provides to companies within our industry, or if the same are not available for other reasons.

Under the Indian Finance Act, 2000, we currently benefit from a holiday from Indian corporate income taxes. As a result, our service operations have been subject to relatively lower tax liabilities. We incurred minimal income tax expense in 2005 as a result of the tax holiday, compared to approximately $2.4 million that we would have incurred if the tax holiday had not been available for that period (without accounting for double taxation treaty set-offs). The Indian Finance Act, 2000 phases out the tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Our current tax holidays expire by location by 2009. When our tax holiday expires or terminates, our tax expense will materially increase.

We may be required to pay additional taxes in connection with audits by the Indian taxing authorities.

The Indian taxing authorities recently issued an assessment order with respect to their audit of EXL India’s 2003-04 tax year alleging that the transfer price we applied to transactions between EXL India and EXL Inc. was not appropriate and disallowing certain expenses claimed as tax deductible by EXL India. Indian transfer pricing regulations require that any international transaction involving related corporations be at an arms’ length price. Transactions among our subsidiaries and us may be considered such transactions. This assessment demands that EXL India pay additional taxes in the amount of 96,796,762 Indian rupees (approximately $2.1 million at the exchange rate in effect on June 30, 2006).

The Indian taxing authorities also recently issued a second assessment order alleging that EXL Inc. has a permanent establishment in India and demanding the payment of additional taxes in the amount of 146,655,473 Indian rupees (approximately $3.2 million at the exchange rate in effect on June 30, 2006). If EXL Inc. were found to have a permanent establishment in India, it would be required to pay Indian taxes on the income deemed attributed to such permanent establishment not only for the 2003-04 tax year but for subsequent years as well.

The Indian tax authorities also initiated proceedings seeking to levy certain penalties in connection with these two assessments.

We are contesting both of these assessments and have filed appeals with the appropriate Indian tax authorities. Based on advice from our Indian tax advisors, the facts underlying our position and our experience with these types of assessments, we believe that the probability of loss is remote and have not accrued any amount with respect to these matters in our consolidated financial statements. Under Indian tax regulations, we have been required to pay approximately 20.0 million Indian rupees (approximately $436,000 at the exchange rate in effect on June 30, 2006) as a deposit on the first assessment before exhausting all our available opportunities to appeal this assessment. In the appeal process, we may be required to pay additional amounts with respect to the first and second assessments. Any amount paid by us will be refunded to us with interest if we succeed in our appeals. We cannot assure you that our appeals will be successful.

In addition, the Indian tax authorities are conducting an audit of our 2004-05 tax year. While no assessments have yet been made in connection with the 2004-05 audit, there can be no assurance that we will not receive additional assessments or be required to pay significant additional taxes with respect to that tax year, or that the Indian taxing authorities will not pursue audits for other tax years.

Any failure of our appeals or further assessments would reduce our profitability and cash flows.

A substantial portion of our assets and operations are located in India, and we are subject to regulatory, economic and political uncertainties in India.

Our primary operating subsidiaries are incorporated in India, and virtually all of our assets and our professionals are located in India. We intend to continue to develop and expand our offshore facilities in India. In the early 1990s, India experienced significant inflation, low growth in gross domestic product and shortages of foreign currency reserves. The Indian government, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. India’s government has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the BPO industry. Certain of those programs, which have benefited us, include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that liberalization policies will continue. The Government of India is considering introducing a reservation policy to the private sector in India, pursuant to which all private sector companies operating in India, including our subsidiaries, would be required to reserve a certain percentage of jobs for the economically underprivileged population in the states where such companies are incorporated. If this policy is adopted, our ability to hire employees of our choice may be affected due to restrictions on our pool of potential employees and competition for these professionals.

Furthermore, the rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could also change. Since 1996, the Government of India has changed six times. The current Indian government is a coalition of many parties, some of which are communist and other far left parties in India, some of which do not want to continue India’s current economic policies. Various factors, including a collapse of the present coalition government due to the withdrawal of support of coalition members, could trigger significant changes in India’s economic liberalization and deregulation policies, disrupt business and economic conditions in India generally and our business in particular. Our financial performance and the market price of our shares may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation policies), social stability or other political, economic or diplomatic developments affecting India in the future.

Terrorist attacks and other acts of violence involving India, the United States or other countries could adversely affect the financial markets, result in a loss of client confidence and adversely affect our business, results of operations, financial condition and cash flows.

Terrorist attacks and other acts of violence or war, including those involving India, the United States or other countries, may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows.

South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India, Pakistan and China. In recent years there have been several instances of military confrontations along the Indo-Pakistani border. There continues to be potential for hostilities between India and Pakistan due to recent terrorist activities, troop mobilizations along the border and the geopolitical climate along the border. Although this has not been the case to date, such political tensions could create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue to operate.

An outbreak of an infectious disease or any other serious public health concerns in Asia or elsewhere could have a material adverse effect on our business and results of operations.

The outbreak of an infectious disease in Asia or elsewhere or any other serious public health concerns could have a negative impact on the economies, financial markets and business activities in the countries in which our end markets are located, which could have a material adverse effect on our business. The outbreak in 2003 of Severe Acute Respiratory Syndrome in Asia and the outbreak of avian influenza, or bird flu, across Asia and Europe, including recent outbreaks in parts of India, have adversely affected a number of countries and companies. Although we have not been adversely impacted by these recent outbreaks, we can give no assurance that a future outbreak of an infectious disease among humans or animals or any other serious public health concerns will not have a material adverse effect on our business.

We are vulnerable to natural disasters that could severely disrupt the normal operation of our business and adversely affect our business, results of operation, financial condition and cash flows.

India is susceptible to natural disasters, including typhoons, tsunamis, floods and earthquakes. Substantially all of our facilities and employees are located in India. If our facilities are damaged by a typhoon, tsunami, flood, earthquake or other natural disaster, our operations and our ability to provide services to our clients could be interrupted or delayed significantly. Our insurance coverage may not be sufficient to cover all of our potential losses. In addition, although all six of our operations centers have access to other power sources, disaster management facilities in India may not be adequate to protect against potential losses. In addition, clients may terminate their contracts with us if we cannot resume providing services quickly enough. As a result, a natural disaster in India could have a material adverse effect on our business, results of operation, financial condition and cash flows.

Restrictions on entry visas may affect our ability to compete for and provide services to clients in the United States, which could have a material adverse effect on future revenues.

The vast majority of our employees are Indian nationals. The ability of some of our executives and employees to work with and meet our U.S. and European clients and our clients from other countries depends on their ability to obtain the necessary visas and entry permits. In response to terrorist attacks and global unrest, U.S. and European immigration authorities have increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain levels of compensation and comply with other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws, or any restrictive impact those events could have on obtaining or monitoring entry visas for our professionals. If we are unable to obtain the necessary visas for personnel who need to get to our clients’ sites, or if such visas are delayed, we may not be able to provide services to our clients or to continue to provide these services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Currency fluctuations among the Indian rupee, the pound sterling and the U.S. dollar could have a material adverse effect on our results of operations.

Although substantially all of our revenues are denominated in pounds sterling (51.8% in 2005, or 40.4% on a pro forma basis) or U.S. dollars (48.2% in 2005, or 59.6% on a pro forma basis), most of our expenses (78.9% in 2005, or 64.5% on a pro forma basis) are incurred and paid in Indian rupees. We report our financial results in U.S. dollars. The exchange rates among the Indian rupee, the pound sterling and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future. The average Indian rupee/U.S. dollar exchange rate in 2005 was approximately 44.0 (based on the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York), representing depreciation of 2.9% compared to the average exchange rate for 2004. The average Indian rupee/pound sterling exchange rate in 2005 was approximately 80.2 (based on the Bloomberg Composite Rate), representing depreciation of 3.4% compared to the average exchange rate in 2004. The average U.S. dollar/pound sterling exchange rate remained stable from 2004 to 2005. Although we take steps to hedge a substantial portion of our Indian rupee-U.S. dollar foreign currency exposures, our results of operations may be adversely affected if the Indian rupee fluctuates significantly against the pound sterling or the U.S. dollar, the pound sterling depreciates against the U.S. dollar or our hedging strategy is unsuccessful.

If more stringent labor laws or other industry standards become applicable to us, our profitability may be adversely affected.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. In addition, we are subject to certain industry standards regarding our employees, particularly with regard to overtime and transportation of employees. Our employees may also in the future form unions. If these labor laws or industry standards become more stringent or are more strictly enforced, or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Investors may have difficulty effecting service of process or enforcing judgments obtained in the United States against our subsidiaries in India or our executive officers.

Our primary operating subsidiaries are organized in India and a number of our executive officers reside outside of the United States. Most of our assets are located in India. As a result, you may be unable to effect service of process upon our affiliates who reside in India outside their jurisdiction of residence. In addition, you may be unable to enforce against these persons outside the jurisdiction of their residence judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

Section 44A and Section 13 of the Indian Civil Procedure Code, 1908, or the Civil Code, govern recognition and enforcement of foreign judgments. Section 44A of the Civil Code provides for recognition and enforcement of a foreign judgment without having to file an original suit in India, provided such judgments have been rendered by courts in a country or territory outside India which the Government of India has declared to be a reciprocating territory. We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than certain arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not it is predicated upon the federal securities laws of the United States, would not be enforceable in India as such.

However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in India based on a final judgment that has been obtained in the United States, Section 13 of the Civil Code provides that the foreign judgment will be conclusive as to certain matters. The suit must be brought in India within three years of the date of the foreign judgment. It is unlikely, however, that a court in India would award damages on the same basis as a court in the United States if an action is brought in India. It is also unlikely that an Indian court would enforce judgments obtained in the United States if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice.

In addition, the party seeking to enforce in India a judgment obtained in the United States would also be required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999 to execute such a judgment or to repatriate any money recovered in an Indian court.

Risks Related to this Offering

Because the initial public offering price per common share is substantially higher than our book value per common share, purchasers in this offering will immediately experience a substantial dilution in net tangible book value.

Purchasers of our common stock will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price per share. After giving effect to the Share Conversion and the Inductis Acquisition, the sale of the 5,000,000 shares of common stock we have offered hereby, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom, our pro forma as adjusted net tangible book value as of June 30, 2006, would have been $92.8 million, or $3.41 per share of common stock. This represents an immediate dilution in pro forma net tangible book value of $10.09 per share to new investors purchasing shares of our common stock in this offering. A calculation of the dilution purchasers will incur is provided under “Dilution.”

Substantial future sales of shares of our common stock in the public market could cause our stock price to fall.

Upon consummation of this offering, we will have outstanding 27,338,676 shares of common stock (approximately 28,088,676 if the underwriters exercise their option in full). Of these shares, the 5,000,000 shares of common stock offered hereby will be freely tradable without restriction in the public market, unless purchased by our affiliates. Upon completion of this offering, our existing stockholders will beneficially own 22,338,676 shares of our common stock, which will represent approximately 81.7% of our outstanding common stock (approximately 79.5% if the underwriters exercise their option in full). In addition, we could issue up to 389,906 additional shares of our Series A common stock (779,812 shares of our common stock after giving effect to the Share Conversion) under the earnout payment provisions relating to the Inductis Acquisition. Based on satisfaction of agreed upon financial performance goals in 2007, we also agreed to make certain additional contingent payments to former holders of Inductis securities in a mix of cash and additional shares of our common stock, the mix of which cannot be determined until the size of the contingent payments, if any, is determined. The value of any such contingent payment will range from $0.6 million to $6.5 million. Immediately following the consummation of this offering, the holders of approximately 103,922 shares of common stock will be entitled to dispose of their shares pursuant to Rule 144 under the Securities Act, the holders of approximately 21,072,396 shares of common stock, representing approximately 77.7% of our outstanding common stock, will be entitled to dispose of their shares following the expiration of an initial 180-day “lock-up” period pursuant to the volume and other restrictions of Rule 144 and the holders of approximately 112,396 shares of common stock, will be entitled to dispose of their shares following the expiration of an initial 180-day “lock-up” pursuant to the holding, volume and other restrictions of Rule 144. The underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements. In addition, beginning June 30, 2007 holders of approximately 1,049,962 shares of common stock will be entitled to dispose of an aggregate of 349,987 of such shares on June 30 of each year. The Company is entitled to waive these lock-up provisions at its discretion prior to the expiration date of such lock-up restrictions.

In connection with this offering, we intend to enter into a registration rights agreement with Oak Hill Capital Partners L.P., FTVentures, Vikram Talwar, Rohit Kapoor and certain of their respective affiliates. We have also agreed to provide registration rights to Norwich Union, TCV V, L.P., TCV V Member Fund and Prudential Financial. Pursuant to these agreements, these holders will have the right, subject to some conditions, to require us to file registration statements covering 18,493,816 shares of our common stock (including restricted stock and shares issuable upon the exercise of currently outstanding options) which they will own upon consummation of this offering or to include those shares and 2,124,940 additional shares of common stock in registration statements that we may file for ourselves or other stockholders. Following their registration and sale under the applicable registration statement, those shares will become freely tradeable. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. In addition, options to purchase 1,979,426 shares of common stock will be outstanding upon consummation of this offering. Following this offering, we intend to file a registration statement under the Securities Act registering 4,656,164 shares of our common stock reserved for issuance under our equity incentive plans and 343,220 shares held for resale by our existing stockholders that were previously issued under our equity incentive plans.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock.

Delaware law and our amended and restated certificate of incorporation and by-laws will contain certain anti-takeover provisions that could delay or discourage business combinations and takeover attempts that stockholders may consider favorable.

Our amended and restated certificate of incorporation and by-laws, which we intend to adopt prior to the completion of this offering, will contain provisions that may make it more difficult, expensive or otherwise discourage a tender offer or a change in control or takeover attempt by a third-party that is opposed by our board of directors. These provisions will include classified board provisions, provisions permitting the board of directors to fill vacancies created by its expansion, provisions permitting the removal of directors only for cause and with a 66 2/3% stockholder vote, provisions requiring a 66 2/3% stockholder vote for certain amendments to our organizational documents, provisions barring stockholders from calling a special meeting of stockholders or requiring one to be called or from taking action by written consent and provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals for consideration at meetings of stockholders. These provisions may have the effect of delaying or preventing a change of control or changes in management that stockholders consider favorable. Additionally, because we are incorporated in Delaware, we are subject to Section 203 of the Delaware General Corporation Law. Section 203 may prohibit large stockholders, in particular those owning 15.0% or more of our outstanding voting stock, from merging or combining with us. These provisions of our amended and restated certificate of incorporation, by-laws and Delaware law could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our common stock in the future which could reduce the market price of our stock.

The stock price may be volatile, and you may be unable to resell your shares at or above the offering price or at all.

Prior to this offering, there has been no public market for our common stock, and an active trading market may not develop or be sustained upon the completion of this offering. The initial public offering price of the common stock offered hereby was determined through our negotiations with the underwriters and may not be indicative of the market price of the common stock after this offering. The market price of our common stock after this offering will be subject to significant fluctuations in response to, among other factors, variations in our operating results, market conditions specific to the BPO services industry and developments relating to India.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include but are not limited to:

•	our dependence on a limited number of clients in a limited number of industries;

•	fluctuations in our earnings;

•	our ability to attract and retain clients;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	restrictions on immigration;

•	our ability to grow our business or effectively manage growth and international operations;

•	increasing competition in the BPO industry;

•	telecommunications or technology disruptions;

•	fluctuations in exchange rates between pounds sterling, U.S. dollars and Indian rupees;

•	negative public reaction in the United States or elsewhere to offshore outsourcing;

•	regulatory, legislative and judicial developments, including the withdrawal of governmental fiscal incentives;

•	technological innovation;

•	political or economic instability in India;

•	worldwide political, economic and business conditions; and

•	our ability to successfully consummate or integrate strategic acquisitions, including the Inductis Acquisition.

These and other factors are more fully discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this prospectus. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus.

All information contained in this prospectus is materially accurate and complete as of the date of this prospectus. You should keep in mind, however, that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements in this prospectus after the date of this prospectus, except as required by federal securities laws. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus or elsewhere might not occur.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $60.3 million, at the initial public offering price of $13.50 per share, after deducting the underwriting discount and commission and estimated offering expenses of approximately $7.2 million.

We intend to use the proceeds from this offering:

•	to repurchase or redeem all outstanding shares of Series A preferred stock, the aggregate principal amount of which was $4.5 million plus accrued dividends of $2.0 million at June 30, 2006;

•	to repay all outstanding senior promissory notes payable to stockholders, the aggregate principal amount of which was $4.9 million plus accrued interest of $0.8 million at June 30, 2006; and

•	for working capital and general corporate purposes.

The Series A preferred stock is held by, and the senior promissory notes are payable to, certain of our directors, officers and significant stockholders. See “Certain Relationships and Related Transactions—Stock and Note Purchase Agreement.”

The senior promissory notes to be repaid mature on December 13, 2007. The interest on $4.6 million in aggregate principal amount of the notes accrues every six months from December 13, 2002 through maturity and the interest on $0.3 million in aggregate principal amount of the notes accrues every six months from December 13, 2003 through maturity, in each case, at a rate equal to the greater of 2.02% per semi-annum or LIBOR and must be paid on December 13, 2007 or on the day of any prepayment.

We have broad discretion as to the application of these proceeds. Prior to application, we may hold any net proceeds in cash or invest them in short-term securities. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of these proceeds.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2006:

•	on an actual basis;

•	on a pro forma basis, to give effect to the Inductis Acquisition; and

•	on a pro forma as-adjusted basis, to give effect to:

•	the Inductis Acquisition;

•	the sale of 5,000,000 shares of our common stock in this offering at the initial public offering price of $13.50 per share, after deducting the underwriting discount and the estimated offering expenses;

•	the application of the net proceeds of this offering as described under “Use of Proceeds;” and

•	the Share Conversion as described under “Certain Relationships and Related Transactions—Transactions Entered Into in Connection with this Offering—Share Conversion.”

	As of June 30, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in millions)
Cash and cash equivalents	$24.3	$23.3	$71.4

Short-term and long-term debt(1):
Revolving lines of credit	—	2.5	2.5
Term loan	—	1.8	1.8

Total short-term and long-term debt	—	4.3	4.3

Senior promissory notes payable to stockholders	$5.7	$5.7	$—

Series A preferred stock, par value $.001 per share; 45,833.36 shares authorized (pro forma, 45,833.36 shares authorized and, pro forma as adjusted, no shares authorized); 45,304 shares issued and outstanding (pro forma, 45,304 shares issued and outstanding and, pro forma as adjusted, no shares issued and outstanding)	6.5	6.5	—

Stockholders’ equity (deficit):
Series A common stock, par value $.001 per share, 11,122,702 shares authorized (pro forma 11,122,702 shares authorized and, pro forma as adjusted, no shares authorized); 10,081,778 shares issued and outstanding (pro forma, 10,606,759 shares issued and outstanding and, pro forma as adjusted, no shares issued and outstanding)	—	—	—
Series B non-voting common stock, par value $.001 per share, 1,659,230 shares authorized (pro forma, 1,659,230 shares authorized and, pro forma as adjusted, no shares authorized); 617,240 shares issued (pro forma, 617,240 shares issued and, pro forma as adjusted, no shares issued and outstanding)	—	—	—
Common stock, par value $.001 per share, no authorized shares (pro forma, no authorized shares and, pro forma as adjusted, 100,000,000 shares authorized); no shares issued and outstanding (pro forma, no shares issued and outstanding and, pro forma as adjusted, 27,338,676 shares issued and outstanding)(2)	—	—	—
Additional paid-in capital	17.3	26.6	86.7
Deferred stock based compensation	—	—	—
Retained earnings	18.6	18.6	18.5
Accumulated other comprehensive loss	(1.6)	(1.6)	(1.6)
Treasury stock	—	—	—

Total stockholders’ equity	34.3	43.6	103.6

Total capitalization	$46.5	$60.1	$107.9

(1)	In connection with the Inductis Acquisition, we assumed the obligations of Inductis under existing lines of credit, a term loan and other debt. We repaid these obligations in full on September 26, 2006.
(2)	Does not include options to purchase an aggregate of 1,979,426 shares of common stock that are currently outstanding under our equity incentive plans or otherwise or that are to be granted upon consummation of this offering under our equity incentive plans, 317,004 unvested shares of restricted stock that are currently granted under our equity incentive plans or additional shares of common stock that may be issued pursuant to the earnout and contingent payment provisions of the Inductis Acquisition.

DILUTION

If you invest in our common stock, you will be diluted to the extent the initial public offering price per share of our common stock exceeds the net tangible book value per share of our common stock immediately after this offering.

Our pro forma net tangible book value as of June 30, 2006 was approximately $32.6 million, or $1.46 per share of common stock (after giving effect to the Share Conversion and the Inductis Acquisition). The net tangible book value per share represents the amount of our net worth, or total tangible assets less total liabilities, divided by 22,338,676 shares of our common stock outstanding as of that date (after giving effect to the Share Conversion and the Inductis Acquisition and not including outstanding stock held in our treasury).

After giving effect to the Share Conversion and the Inductis Acquisition, the issuance and sale of 5,000,000 shares of our common stock in this offering and our receipt of approximately $60.3 million in net proceeds from such sale, based on the initial public offering price of $13.50 per share, and after deducting the underwriting discount and commission and the estimated expenses of the offering, our pro forma as adjusted net tangible book value per share as of June 30, 2006 would have been approximately $92.8 million, or $3.41 per share. This amount represents an immediate increase in pro forma net tangible book value of $1.95 to existing stockholders and an immediate dilution in pro forma net tangible book value of $10.09 per share to new investors purchasing shares of our common stock in this offering. Dilution per share is determined by subtracting the pro forma net tangible book value per share as adjusted for this offering from the amount of cash paid by a new investor for a share of our common stock. The following table illustrates the per share dilution:

Initial public offering price per share	$13.50
Pro forma net tangible book value per share as of June 30, 2006 (adjusted for the Share Conversion and the Inductis Acquisition but excluding this offering)	$1.46
Increase in net tangible book value per share attributable to new investors	$1.95

Pro forma as adjusted net tangible book value per share after this offering	$3.41

Dilution per share to new investors	$10.09

The following table summarizes as of June 30, 2006, after giving effect to the Share Conversion, the Inductis Acquisition and this offering as described above:

•	the total number of shares of common stock purchased from us;

•	the total consideration paid to us before deducting underwriting discounts and commissions of $4.7 million and estimated offering expenses of approximately $2.5 million; and

•	the average price per share paid by existing stockholders and by new investors who purchase shares of common stock in this offering at the initial public offering price of $13.50 per share.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	22,338,676	81.7%	$24,141,213	26.5%	$2.16
New investors	5,000,000	18.3	67,500,000	73.5	13.50

Total	27,338,676	100.0%	$91,641,213	100.0%	$3.35

The foregoing tables do not include options to purchase an aggregate of 1,979,426 shares of common stock that are currently outstanding under our equity incentive plans or otherwise or that are to be granted upon consummation of this offering under our equity incentive plans, 317,004 unvested shares of restricted stock that are currently granted under our equity incentive plans or additional shares of our common stock that could be issued pursuant to the earnout and contingent payment provisions of the Inductis Acquisition. See “Management—Equity Incentive Plans.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The table below presents our selected historical consolidated financial and other data for:

•	the following successor periods:

•	the six months ended June 30, 2006;

•	the six months ended June 30, 2005;

•	the years ended December 31, 2005, 2004 and 2003;

•	the period from November 15, 2002 to December 31, 2002;

•	the following predecessor periods:

•	the period from January 1, 2002 to November 14, 2002;

•	the period from August 1, 2001 to December 31, 2001; and

•	the pre-predecessor period from April 1, 2001 to July 31, 2001.

The selected balance sheet data as of December 31, 2005, 2004, 2003 and 2002, and the selected statement of operations data for the years ended 2005, 2004 and 2003, the period from November 15 to December 31, 2002, the period from January 1 to November 14, 2002, the period from August 1 to December 31, 2001 and the period from April 1 to July 31, 2001 were derived from our consolidated financial statements that have been audited by Ernst & Young LLP, our independent registered public accounting firm. The balance sheet data as of June 30, 2006, June 30, 2005 and December 31, 2001 and the income statement data for the six months ended June 30, 2006 and 2005 were derived from our unaudited consolidated financial statements for these periods which include all adjustments consisting of normal recurring adjustments that management considers necessary for a fair presentation of the financial position and results of operations for these periods. The results for any interim period are not necessarily indicative of the results that may be expected for the full year.

The information set forth below should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Successor						Predecessor		Pre Predecessor
	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Period from November 15 to December 31, 2002	Period from January 1 to November 14, 2002	Period from August 1 to December 31, 2001	Period from April 1 to July 31, 2001
	(unaudited)	(unaudited)
	(in millions, except share and per share data)
Statement of Operations Data:
Revenues(1)	$46.8	$35.6	$74.0	$60.5	$27.8	$3.3	$23.8	$8.7	$3.2
Cost of revenues(2)	29.9	23.7	47.6	38.7	18.4	1.3	11.7	4.6	2.2

Gross profit	16.9	11.9	26.4	21.8	9.4	2.0	12.1	4.1	1.0

Operating expenses:
General and administrative expenses(3)	7.3	6.0	13.2	11.1	7.9	3.0	8.8	2.7	2.2
Selling and marketing expenses(3)	1.5	0.8	1.7	1.5	1.1	—	0.6	0.3	—
Depreciation and amortization	3.6	3.0	5.9	3.9	0.4	—	3.9	1.0	0.4

Total operating expenses	12.4	9.8	20.8	16.5	9.4	3.0	13.3	4.0	2.6

Income (loss) from operations	4.5	2.1	5.6	5.3	—	(1.0)	(1.2)	0.1	(1.6)

Other income (expense):
Foreign exchange gain (loss)	(0.7)	1.1	0.9	0.8	0.4	0.1	—	(0.1)	—
Interest and other income	0.6	0.2	0.7	0.2	0.2	—	—	—	—
Interest expense	(0.2)	(0.2)	(0.4)	(0.3)	(0.3)	—	—	—	—
Interest expense—redeemable preferred stock	—	(0.3)	(0.4)	(0.6)	(0.3)	—	—	—	—
Goodwill impairment(4)	—	—	—	—	—	—	(46.0)	—	—

Income (loss) before income taxes and extraordinary item	4.2	2.9	6.4	5.4	—	(0.9)	(47.2)	—	(1.6)
Income tax (benefit) provision	0.5	0.2	(0.6)	—	0.8	—	0.1	—	—

Income (loss) before extraordinary gain	3.7	2.7	7.0	5.4	(0.8)	(0.9)	(47.3)	—	(1.6)
Extraordinary gain	—	—	—	—	—	5.0	—	—	—

Net income (loss)	3.7	2.7	7.0	5.4	(0.8)	4.1	(47.3)	—	(1.6)
Dividends and accretion on preferred stock	(0.3)	—	(0.2)	—	(0.2)	(0.1)	—	—	—

Net income (loss) to common stockholders	$3.4	$2.7	$6.8	$5.4	$(1.0)	$4.0	$(47.3)	$—	$(1.6)

Basic and diluted earnings (loss) per share to common stockholders:
Basic	$0.32	$0.25	$0.64	$0.52	$(0.10)	$0.43	$(4.95)	$—	$(0.16)

Diluted	$0.31	$0.25	$0.63	$0.51	$(0.10)	$0.43	$(4.95)	$—	$(0.16)

Weighted average number of shares used in computing earnings per share:
Basic	10,608,813	10,573,977	10,587,274	10,259,166	9,784,420	9,555,462	9,555,462	9,555,462	9,555,462
Diluted	10,714,911	10,729,467	10,795,514	10,508,626	9,784,420	9,555,462	9,555,462	9,555,462	9,555,462

	At June 30, 2006	At June 30, 2005	At December 31, 2005	At December 31, 2004	At December 31, 2003	At December 31, 2002	At December 31, 2001
	(unaudited)	(unaudited)					(unaudited)
				(in millions)
Balance Sheet Data:
Cash and cash equivalents	$24.3	$21.2	$24.2	$18.8	$8.6	$15.7	$2.5
Working capital(5)	29.7	22.1	23.3	18.4	8.4	13.7	(5.6)
Total assets	68.0	52.1	62.6	50.4	22.3	20.3	65.1
Total debt	5.7	5.5	5.6	5.4	5.2	4.7	—
Series A preferred stock (liquidation preference)	6.5	5.9	6.2	5.6	5.1	4.3	—
Stockholders’ equity	34.3	27.7	30.9	24.8	4.9	6.2	51.8

(1)	In accordance with GAAP, we include the amount of telecommunications and travel-related costs that are billed to and reimbursed by our clients in our revenues. Revenues include reimbursable expenses of $2.0 million for the six months ended June 30, 2006, $1.6 million for the six months ended June 30, 2005, $3.4 million in 2005, $4.2 million in 2004, $0.6 million in 2003, $2,470 for the period from November 15 to December 31, 2002, $69,096 for the period from January 1 to November 14, 2002, $56,838 for the period from August 1 to December 31, 2001, and $0 for the period from April 1 to July 31, 2001.
(2)	Cost of revenues includes non-cash amortization of deferred stock compensation expense relating to our issuance of stock options to employees directly involved in providing services to our clients. Cost of revenues excludes depreciation and amortization related to fixed assets.
(3)	SG&A expenses include non-cash amortization of deferred stock compensation expense relating to our issuance of stock options to our non-operations staff.
(4)	Impairment of goodwill in connection with the 2001 Acquisition recognized by our predecessor.
(5)	Working capital means total current assets minus total current liabilities.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information should be read in conjunction with the historical financial statements of ExlService Holdings and Inductis and the related notes thereto, which are included elsewhere in this prospectus. The following unaudited pro forma consolidated financial information has been prepared by our management and is based on (a) the historical financial statements of ExlService Holdings and Inductis and (b) the assumptions and adjustments described below.

The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2005 and the six months ended June 30, 2006 give effect to the Inductis Acquisition as if it had occurred at the beginning of the respective periods, and the unaudited pro forma consolidated balance sheet data at June 30, 2006 give effect to the Inductis Acquisition as if it had occurred on June 30, 2006.

We have included all adjustments, consisting of normal recurring adjustments, which in the opinion of management, are necessary for a fair presentation of the data. We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. See “Notes to Unaudited Pro Forma Consolidated Statement of Operations” for a discussion of assumptions made. The unaudited pro forma consolidated financial statements are presented for informational purposes and are based on management’s estimates. The unaudited pro forma consolidated financial statements do not purport to represent what our results of operations or financial position actually would have been if the transactions set forth above had occurred on the dates indicated or what our results of operations or financial position will be for future periods.

On July 1, 2006, we completed the Inductis Acquisition under an Agreement and Plan of Merger, dated June 30, 2006, among us, our wholly-owned merger subsidiary, Inductis, Sandeep Tyagi and certain former major stockholders of Inductis. We estimate that the total consideration for this acquisition, including the assumption of liabilities, earnout and contingent payments and transaction costs, but excluding a working capital adjustment of approximately $0.5 million, is approximately $30.9 million. We paid approximately $13.0 million at the closing of the Inductis Acquisition in the form of $2.4 million in cash, the issuance of 524,981 shares of our Series A common stock (1,049,962 shares of our common stock after giving effect to the Share Conversion) after withholding in respect of taxes, $0.9 million in transaction costs and a $0.4 million bonus payable in January 2007. We assumed $4.3 million of Inductis debt, which we repaid in full on September 26, 2006. We are obligated to make an additional approximately $0.5 million working capital adjustment payment based on the net working capital of Inductis and its subsidiaries as of June 30, 2006. We also agreed to make certain earnout payments to the former holders of Inductis securities of up to 389,906 shares of Series A common stock (779,812 shares of our common stock after giving effect to the Share Conversion) based on the satisfaction of certain agreed-upon financial performance goals for the historic Inductis business in 2006 and 2007 and certain additional contingent payments in a mix of cash and additional shares of our common stock, the mix of which cannot be determined until the size of the contingent payments, if any, is determined, based on the satisfaction of certain agreed-upon financial performance goals for the historic Inductis business in 2007. See “The Inductis Acquisition” for a more detailed discussion of the terms of the Inductis Acquisition.

ExlService Holdings, Inc. & Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations Data

Fiscal Year ended December 31, 2005

	ExlService Holdings Inc.	Inductis, Inc.	Pro Forma Adjustments	Pro Forma Consolidated
	(in millions, except share and per share data)
Statement of Operations Data:
Revenues	$74.0	$20.9	$—	$94.9
Cost of revenues(a)	47.6	10.2	0.6	58.4

Gross profit	26.4	10.7	(0.6)	36.5
Operating expenses:
General and administrative expenses	13.2	5.1	—	18.3
Selling and marketing expenses	1.7	0.8	—	2.5
Depreciation and amortization	5.9	0.5	—	6.4
Amortization of intangibles(b)	—	—	2.5	2.5
Impairment of loan receivable	—	2.8	—	2.8

Total operating expenses	20.8	9.2	2.5	32.5

Income (loss) from operations	5.6	1.5	(3.1)	4.0
Other income (expense):
Foreign exchange gain (loss)	0.9	—	—	0.9
Interest and other income	0.7	0.2	—	0.9
Interest and other expense	(0.4)	(0.4)	—	(0.8)
Interest expense—redeemable preferred stock	(0.4)	—	—	(0.4)

Income (loss) before income taxes	6.4	1.3	(3.1)	4.6
Income tax (benefit) provision(c)	(0.6)	(0.6)	0.8	(0.4)

Net income	7.0	1.9	(3.9)	5.0
Dividends and accretion on preferred stock	(0.2)	—	—	(0.2)

Net income to common stockholders	$6.8	$1.9	$(3.9)	$4.8

Basic and diluted earnings per share to common stockholders:
Basic	$0.64			$0.43

Diluted	$0.63			$0.42

Weighted average number of shares used in computing earnings per share:
Basic(d)	10,587,274			11,123,192
Diluted(d)	10,795,514			11,331,432

See accompanying notes to unaudited pro forma consolidated financial information

ExlService Holdings, Inc. & Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations Data

Six Months ended June 30, 2006

	ExlService Holdings, Inc.	Inductis, Inc.	Pro Forma Adjustments	Pro Forma Consolidated
	(in millions, except share and per share data)
Statement of Operations Data:
Revenues	$46.8	$13.6	$—	$60.4
Cost of revenues(a)	29.9	8.1	0.3	38.3

Gross profit	16.9	5.5	(0.3)	22.1
Operating expenses:
General and administrative expenses	7.3	4.7	—	12.0
Selling and marketing expenses	1.5	0.9	—	2.4
Depreciation and amortization	3.6	0.3	—	3.9
Amortization of intangibles(b)	—	—	1.2	1.2
Impairment of loan receivable	—	0.3	—	0.3

Total operating expenses	12.4	6.2	1.2	19.8

Income (loss) from operations	4.5	(0.7)	(1.5)	2.3
Other income (expense):
Foreign exchange gain (loss)	(0.7)	—	—	(0.7)
Interest and other income	0.6	0.1	—	0.7
Interest and other expense	(0.2)	(0.2)	—	(0.4)

Income (loss) before income taxes	4.2	(0.8)	(1.5)	1.9
Income tax (benefit) provision(c)	0.5	(0.2)	—	0.3

Net income (loss)	3.7	(0.6)	(1.5)	1.6
Dividends and accretion on preferred stock	(0.3)	—	—	(0.3)

Net income (loss) to common stockholders	$3.4	$(0.6)	$(1.5)	$1.3

Basic and diluted earnings (loss) per share to common stockholders:
Basic	$0.32			$0.11

Diluted	$0.31			$0.11

Weighted average number of shares used in computing earnings per share:
Basic(d)	10,608,813			11,144,731
Diluted(d)	10,714,911			11,250,829

See accompanying notes to unaudited pro forma consolidated financial information

ExlService Holdings, Inc. & Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet Data

At June 30, 2006

	ExlService Holdings, Inc.	Inductis, Inc.	Pro Forma Adjustments	Pro Forma Consolidated
	(in millions)
Balance Sheet Data:
Cash and cash equivalents (e)	$24.3	$1.4	$(2.4)	$23.3
Accounts receivable	21.6	7.3	—	28.9
Other current assets (f)	5.0	3.8	(2.1)	6.7

Total current assets	50.9	12.5	(4.5)	58.9
Goodwill and other intangible assets (g)	—	—	11.2	11.2
Fixed assets, net	14.2	1.5	—	15.7
Other assets	2.9	—	—	2.9

Total assets (g)	68.0	14.0	6.7	88.7

Other accrued expenses (h)	8.5	1.0	1.5	11.0
Other current liabilities (f)	12.8	5.5	(0.8)	17.5

Total current liabilities	21.3	6.5	0.7	28.5
Total debt	5.7	4.3	—	10.0
Other liabilities	0.2	—	—	0.2

Total liabilities (i)	27.2	10.8	0.7	38.7

Series A preferred stock (liquidation preference)	6.5	—	—	6.5

Additional paid-in capital	17.3	2.7	6.5	26.5
Retained earnings	18.6	1.0	(1.0)	18.6
Other comprehensive income	(1.6)	—	—	(1.6)
Treasury stock	—	0.5	0.5	—

Stockholders’ equity	34.3	3.1	6.1	43.5

Total liabilities and stockholders’ equity	68.0	14.0	6.7	88.7

See accompanying notes to unaudited pro forma consolidated financial information

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

1. Acquisition and Basis of Presentation

On July 1, 2006, ExlService Holdings acquired the entire share capital of Inductis and paid approximately $13.0 million, including $0.9 million of transaction costs. The preliminary purchase price is calculated as follows (in millions):

Cash	$2.8
Shares	9.3
Transaction costs	0.9

Total preliminary purchase price	$13.0

Of the cash consideration, approximately $0.4 million will be paid as a bonus in January 2007. 524,981 shares of our Series A common stock (1,049,962 shares of our common stock after giving effect to the Share Conversion) after withholding in respect of taxes, were issued at a fair value of $17.40 per share, the fair value of our Series A common stock at the time of the Inductis Acquisition based on an independent third party valuation of our stock. Expenses included in the transaction costs include legal, accounting and other direct expenses. In addition, as part of our management incentive plan, we granted 84,897 restricted shares of our Series B common stock (169,794 shares of our common stock after giving effect to the Share Conversion) to the holders of Inductis securities that vest based on service- and performance-based requirements. Due to the service requirements, the value of this restricted stock is not considered part of the purchase price of the Inductis Acquisition but will be reflected in ongoing compensation expense. See (a) in Note 2, “Pro Forma Adjustments,” below.

Under purchase accounting, the purchase price has been preliminarily allocated to the net tangible assets and identifiable intangible assets based on their estimated fair value at the date of acquisition. As part of our process we engaged an independent third party valuation provider to perform a valuation analysis to determine the fair values of certain identifiable intangible assets of Inductis as of the valuation date. This analysis was used as the basis for the preliminary allocation of the purchase price among the acquired identifiable intangible assets of Inductis. As part of the valuation process, the income approach was used to determine the fair value of the assets, the cost approach was used to determine the fair value of the workforce and a market approach was used to determine the fair value of the trademarks. The excess of the purchase price over the net tangible and identifiable intangible assets has been recorded to goodwill. Identifiable intangible assets include client contracts, trademarks and non-compete agreements as detailed in the following purchase price allocation (in millions):

Goodwill	$7.8
Non-compete agreements (1 year useful life)	1.5
Customer contracts (2 year average useful life)	1.5
Trademarks (1.5 year useful life)	0.3
Net assets acquired and liabilities assumed	1.9

Total preliminary purchase price allocation	$13.0

2. Pro Forma Adjustments

(a)	In the Inductis Acquisition, holders of vested and unvested shares of common stock of Inductis were granted restricted shares of our Series B common stock which vest over two to three years and some of which are tied to operational performance of the Inductis historic business. The pro forma adjustment reflects the compensation expense related to the grant of such shares of restricted stock.

(b)	Reflects the amortization of identifiable intangibles.

(c)	Reflects an adjustment to income tax expense based on ExlService Holdings’ effective tax rate during the periods presented. For the six month period ended June 30, 2006, the adjustment to income tax expense is less than $0.1 million but is reflected in the pro forma consolidated amount.

(d)	Basic and diluted shares include the 524,981 shares of our Series A common stock (1,049,962 shares of our common stock after giving effect to the Share Conversion) after withholding in respect of taxes, issued as part of the Inductis Acquisition.

(e)	Reflects cash of $2.4 million paid at closing.

(f)	Reflects the adjustment for deferred income tax assets and liabilities of Inductis as of June 30, 2006, which we may not carry forward.

(g)	The net increase in total assets is comprised of the following adjustments (in millions):

Addition:	Goodwill	$7.8
Addition:	Identifiable Intangibles	3.3
Less:	Cash paid at Closing	(2.4)
Less:	Deferred tax assets	(2.1)

		6.6

(h)	Reflects the accrual of $0.9 million of transaction costs related to the Inductis Acquisition and $0.4 million related to a cash payment to be paid as a bonus in January 2007.

(i)	Does not include a working capital adjustment of approximately $0.5 million that we may be required to pay to the former holders of Inductis common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements. See “Forward-Looking Statements.”

Overview

We are a recognized provider of offshore BPO services, primarily serving the needs of Global 1000 companies in the BFSI sector. We provide a broad range of outsourcing services, including BPO services, research and analytics services and advisory services. We provide integrated front-, middle- and back-office process outsourcing services and manage large-scale processes for our U.S.-based and U.K.-based clients. We also offer various research and analytics services and advisory services to our clients. A significant portion of our business relates to processes that we believe are integral to our clients’ operations, and the close nature of our relationships with our clients assists us in developing strong strategic long-term relationships with them.

We market our services directly through our sales and marketing team, which operates out of New York and London, and our business development team, which operates out of Noida, India. We currently operate six operations facilities in India and anticipate opening an offshore BPO operation outside of India by March 2007.

Revenues

We generate revenues principally from contracts to provide BPO or advisory services. In the first six months of 2006, we had revenues of $46.8 million compared to $35.6 million for the same period in 2005, an increase of 31.5%. In 2005, we had revenues of $74.0 million compared to $60.5 million in 2004, an increase of 22.3%. Prior to 2003, our revenues were generated principally from Conseco. We attribute our revenue growth to a number of factors, including the growth of our client base, the increase in the size, number and complexity of projects for our clients, and the addition of new services, including compliance and risk advisory services and research and analytics services. Our revenue growth over the three-year period is driven by a combination of new clients, ongoing growth in existing client relationships as well as the inclusion of full-year revenues from clients added in the preceding year. We measure our revenues from new clients as revenues attributable to new clients added and not as an increase in revenues from existing clients. We anticipate continued revenue growth as we expand our service offerings, both organically and through acquisitions such as the Inductis Acquisition. Revenues from new clients are an indicator of successful marketing efforts and do not represent a trend in our results of operations.

We provide our clients with a range of BPO services, including insurance services, banking and financial services, finance and accounting services and collection services. Our clients transfer the management and execution of their processes or business functions to us. As part of this transfer, we hire and train employees to work at our operations centers on the relevant BPO service, implement a process migration to that operations center and then provide services either to that client or directly to that client’s customers. Each client contract has different terms based on the scope, deliverables and complexity of the engagement. The BPO services we provide to our clients (particularly under our general framework agreements), and the revenues and income that we derive from those services, may decline or vary as the type and quantity of services we provide under those contracts change over time, including as a result of a shift in the mix of products and services we provide.

For BPO services, we enter into long-term agreements with our clients with initial terms ranging from three to seven years. Although these agreements provide us with a relatively predictable revenue base for a substantial portion of our business, the long selling cycle for our BPO services and the budget and approval processes of prospective clients make it difficult to predict the timing of new client acquisitions. Revenues under new client contracts also vary depending on when we complete the selling cycle and the implementation phase.

Our research and analytics services are intended to facilitate more effective data-based strategic and operating decisions by our clients using statistical and quantitative analytical techniques. We materially expanded our research and analytics capabilities and enhanced the strategic dimension of our services with the recent acquisition of Inductis in July 2006. Our advisory services include risk assessment, documentation and internal controls testing and business process re-engineering and process quality monitoring.

We serve clients mainly in the United States and the United Kingdom, with these two regions generating approximately 59.6% and approximately 40.4% of our pro forma revenues, respectively, in 2005. See “—Foreign Exchange—Exchange Rates.”

We provide services to Norwich Union, which represented $36.4 million, or 38.3%, of our pro forma revenues in 2005, under two framework agreements and work orders generated by these agreements. The first framework agreement expires in January 2007 and can be terminated by our client for cause only during its initial term, but work orders under that agreement cannot be terminated without cause before July 1, 2007. The second framework agreement expires in July 2009 and can be terminated by our client without cause upon six months prior notice and payment to us of a break-up fee during its initial term. After these initial terms, Norwich Union may terminate these agreements without cause or penalty with six months notice. Our contract with our second-largest client, American Express, represented 12.6% of our pro forma revenues in 2005 and provides that American Express may terminate the agreement at any time and without cause with five days prior notice. We provide services to Dell (including Dell Financial Services), which represented 11.9% of our pro forma revenues in 2005, under two main agreements. The first agreement expires on November 1, 2006, is automatically renewable for additional one-year terms and can be terminated by our client at any time and without cause with 30 days prior notice. The second agreement expires on May 15, 2009, is automatically renewable for additional one-year terms and can be terminated by our client at any time and without cause with 120 days prior notice. Contracts representing approximately 3.6% of our pro forma revenues of our BPO business from our other clients in 2005 will expire within 12 months, while the remainder of our BPO contracts expire in more than one year or do not have specified initial terms and remain in effect until terminated or until there are no work orders or engagement schedules. Since we collect revenues on contracts as services are provided, terminated contracts are only subject to collection for portions of the contract completed through the time of termination and payment of applicable penalties. In an effort to avoid early or abrupt contract terminations, we tailor the terms of our contracts according to client needs, review our ability and our clients’ ability to perform on a contract, monitor the progress of all contracts and consider any conditions that might lead to a contract termination.

We recognize revenues from services provided under our client contracts on a cost-plus, time-and-materials or unit-price basis. Under cost-plus arrangements, we apply a mark-up (based on the service levels we achieve) to the contractually agreed direct and apportioned indirect costs we incur and invoice the client for the marked-up cost. Time-and-materials arrangements typically involve billings based on productive minutes or hours as we perform the related services. Unit-price arrangements involve billings based on productive units (such as the number of e-mail responses) as we deliver the services to the client. In connection with unit-priced contracts, if we do not estimate the resources and time required for a unit-price project accurately or do not meet our contractual obligations within the required timeframe, we could incur a material adverse effect on our business, results of operations, financial condition and cash flows.

Revenues also include amounts representing reimbursable expenses that are billed to and reimbursed by our clients and typically include telecommunications and travel-related costs. The amount of reimbursable expenses that we incur, and any resulting revenues, can vary significantly from period to period depending on each client’s situation and on the type of services provided.

Our operating results may vary significantly from period to period as a result of various factors. For example, Dell, one of our largest clients, experiences seasonal changes in its operations in connection with the year-end holiday season and the school year, which affects our period-to-period results.

We also bear the risk of inflation and fluctuations in currency exchange rates with respect to our contracts, and our operating results could be negatively affected by adverse changes in wage inflation rates and foreign currency exchange rates. Although we take steps to hedge a substantial portion of our Indian rupee-U.S. dollar foreign currency exposures, our results of operations may be adversely affected if there is significant fluctuation among the Indian rupee, the pound sterling and the U.S. dollar or if our hedging strategy is unsuccessful. See “—Qualitative and Quantitative Disclosures About Market Risk—Components of Market Risk—Exchange Rate Risk,” “—Expenses—Cost of Revenues” and “—Foreign Exchange—Exchange Rates.”

We derive a significant portion of our revenues from a limited number of large clients. In 2005, 2004 and 2003, the revenues from our five largest clients grew to $62.1 million, $54.3 million and $27.4 million, respectively, accounting for 83.9%, 89.8% and 98.6% of our revenues, respectively. During the same periods, revenues from our contracts with our two largest historical clients, Norwich Union and Dell (including Dell Financial Services), accounted for 64.3%, 76.5% and 74.1% of our revenues, respectively. Our five largest clients on a pro forma basis generated $73.3 million, or 77.2% of our 2005 pro forma revenues. Revenues from our three largest clients on a pro forma basis, Norwich Union, American Express and Dell (including Dell Financial Services), represented 62.8% of our 2005 pro forma revenues.

As a result of our shift in focus to clients other than Conseco following the 2002 Acquisition and the subsequent bankruptcy of Conseco, commencing in March 2003 our revenues from other clients have increased significantly while revenues from Conseco have decreased significantly. In 2005, revenues from Conseco represented 2.0% of our revenues, compared to 2.5% and 17.6% of our revenues in 2004 and 2003, respectively. We derived revenues from 17, ten and two new clients for our services in 2005, 2004 and 2003, respectively. By acquiring Inductis, we obtained 17 new clients, including American Express, our second largest client on a pro forma basis. Although we are increasing and diversifying our customer base, we expect in the near future that a significant portion of our revenues will continue to be contributed by a limited number of large clients.

Norwich Union has the option from January 2008 through February 2011 under one of its contracts with us to purchase the shares of our subsidiary that operates one of our facilities in Pune, India, by paying us an amount that will approximate the net asset value of that facility on the date of transfer. The exercise of this option would result in both a loss of revenues and the loss of all of our employees who are at that time working under that contract. Norwich Union has recently publicly announced its intention to start exercising its option to assume the operations of the facilities of certain of its third party vendor-contractors, including one of our facilities in Pune. The affected facility generated 23.9% of our revenues and 18.5% of our pro forma revenues in the six months ended June 30, 2006 and 26.7% of our revenues and 20.8% of our pro forma revenues in 2005. We expect that any decline in revenues that we would experience when Norwich Union exercises this option would be partially offset by a decrease in expenses associated with the operation of the Pune facilities. For more information, see “Certain Relationships and Related Transactions—Agreements with Norwich Union—Option to Purchase Stock of NCOP” and “Risk Factors—Risks Related To Our Business—Our agreements with our largest client give it the option to assume the operations of one of our facilities, and the exercise of that option could have an adverse effect on our business and results of operations.”

Expenses

Cost of Revenues

Our cost of revenues primarily consists of:

•	employee costs, which include salary, retention and other compensation expenses; recruitment and training costs; non-cash amortization of deferred stock compensation expense; and traveling and lodging costs; and

•	costs relating to our facilities and communications network, which include telecommunications and IT costs; facilities and customer management support; operational expenses for our outsourcing centers; and rent expenses.

The most significant component of our cost of revenues is employee compensation, recruitment, training and retention. Salary levels in India, employee turnover rates and our ability to efficiently manage and utilize our employees significantly affect our cost of revenues. We make every effort to manage employee and capacity utilization and continuously monitor service levels and staffing requirements. Although we generally have been able to reallocate our employees as client demand has fluctuated, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher-than-expected number of unassigned employees, which would increase our cost of revenues as a percentage of revenues until we are able to reduce or reallocate our headcount. A significant increase in the turnover rate among our employees in India, particularly among the highly skilled workforce needed to execute BPO services, would increase our recruiting and training costs and decrease our operating efficiency, productivity and profit margins. In addition, cost of revenues also includes a non-cash amortization of deferred stock compensation expense relating to our issuance of stock options to employees directly involved in providing services to our clients.

We expect our cost of revenues to increase as we add additional professionals in India in 2006 to service additional business, in particular as our research and analytics and advisory services businesses grow, both organically and as a result of the Inductis Acquisition, and as wages continue to increase in India. In particular, we expect training activity costs to increase as we add new clients. See “Risk Factors—Risks Related to our Business—Wage increases in India may prevent us from sustaining our competitive advantage and may reduce our profit margin” and “—We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is intense and we experience significant employee turnover rates.”

Cost of revenues is also affected by our long selling cycle and implementation period for our BPO services, which require significant commitments of capital, resources and time by both our clients and us. Before committing to use our services, potential clients require us to expend substantial time and resources educating them as to the value of our services and assessing the feasibility of integrating our systems and processes with theirs. In addition, once we are engaged by a client in a new contract, our cost of revenues may represent a higher percentage of revenues until the implementation phase for that contract of three to four months is completed. We also expect cost of revenues to increase when we add new operations facilities due to increases in telecommunications and rent expenses and other facilities operating costs. As we increase the size, number and complexity of projects for our clients and broaden our client base and as our business volumes increase, however, we expect to benefit from economies of scale and a more effective utilization of resources, which we expect will decrease our related cost of revenues.

SG&A Expenses

Our general and administrative expenses are comprised of expenses relating to salaries of senior management and other support personnel, legal and other professional fees, telecommunications, utilities and other miscellaneous administrative costs. Selling and marketing expenses primarily consist of salaries of sales and marketing personnel, travel and brand building. We expect SG&A expenses to continue to increase in absolute dollars to support our planned growth, including both organic growth and growth through acquisitions like the Inductis Acquisition. We also expect our accounting, insurance and legal fees to increase after the consummation of this offering as a result of being a public company. SG&A expenses also include noncash amortization of deferred stock compensation expense related to our issuance of stock options to senior management, members of our board of directors and advisory board, other support personnel and consultants.

Depreciation and Amortization

Depreciation and amortization pertains to depreciation and amortization of our tangible and intangible assets, including network equipment, cabling, computers, office furniture and equipment, motor vehicles and leasehold improvements. Non-cash amortization of deferred stock compensation expenses are not included in depreciation and amortization, but are included as an element of compensation expenses as described above. As we add clients, we expect that depreciation expense will increase, reflecting additional investments in equipment such as desktop computers, servers and other infrastructure. We expect a significant increase of approximately $2.5 million in amortization expense over the next 12 months as a result of the Inductis Acquisition.

Foreign Exchange

Exchange Rates

Although substantially all of our revenues are denominated in pounds sterling (51.8% in 2005, or 40.4% on a pro forma basis) or U.S. dollars (48.2% in 2005, or 59.6% on a pro forma basis), most of our expenses (78.9% in 2005, or 64.5% on a pro forma basis) are incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future. The results of our operations are affected as the Indian rupee appreciates or depreciates against the U.S. dollar or the pound sterling. See “—Qualitative and Quantitative Disclosures About Market Risk—Components of Market Risk—Exchange Rate Risk” and “Risk Factors—Risks Related to India and the International Nature of our Business—Currency fluctuations among the Indian rupee, the pound sterling and the U.S. dollar could have a material adverse effect on our results of operations.”

In addition, we report our financial results in U.S. dollars and a substantial portion of our revenues is earned in pounds sterling. Accordingly, our results of operations are adversely affected as the pound sterling depreciates against the U.S. dollar. See “—Qualitative and Quantitative Disclosures About Market Risk—Components of Market Risk—Exchange Rate Risk.”

Currency Regulation

According to the prevailing foreign exchange regulations in India, an exporter of BPO services which is registered with a software technology park or an export processing zone in India, such as EXL India and Inductis India, is required to realize its export proceeds within a period of 12 months from the date of exports. Similarly, in the event that such exporter has received any advance against exports in foreign exchange from its overseas customers, it will have to render the requisite services so that the advances so received are earned within a period of 12 months. If EXL India or Inductis India did not meet these conditions, it would be required to obtain permission to export foreign currency from the Reserve Bank of India.

ExlService Holdings and Inductis receive payments under most of our client contracts and are invoiced by EXL India and Inductis India, as applicable, in respect of services that EXL India and Inductis India, as applicable, provide to our clients under these contracts. EXL India and Inductis India hold the foreign currency they receive, primarily from ExlService Holdings and Inductis, in an export earners foreign currency account. All foreign exchange requirements, including import of capital goods, expenses incurred during foreign traveling of employees and discharge of foreign exchange can be met using the foreign currency in that account. As and when funds are required in India, such funds are transferred to an ordinary Indian rupee account.

Income Taxes

The Indian Finance Act, 2000 provides EXL India and Inductis India with a ten-year holiday from Indian corporate income taxes as an entity exporting IT services from designated software technology parks and export processing zones in India. The Indian Finance Act, 2000 phases out the tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up in India on or before March 31, 2000 have a ten-year tax holiday, new facilities set up on or before March 31, 2001 have a nine-year tax holiday and so forth until March 31, 2009. After March 31, 2009, the tax holiday will no longer be available to new facilities. EXL India provides BPO services from its wholly owned, export oriented units situated in Noida and Pune. The income derived from the services rendered from these facilities is not subject to taxes in India until March 31, 2009. Inductis India is located in Gurgaon and its services also qualify under the Indian Finance Act, 2000 until March 31, 2009.

As a result of the tax holiday, our BPO service operations have been subject to relatively lower tax liabilities. For example, we recognized minimal income tax expense in 2005 as a result of the tax holiday, compared to approximately $2.4 million that we would have incurred if the tax holiday had not been available for that period (without accounting for double taxation treaty set-offs). When our tax holiday expires or terminates, our tax expense will materially increase. While we have incurred losses under applicable Indian tax laws, we have decided not to carry forward these losses.

U.S. and Indian transfer-pricing regulations require that any international transaction involving associated enterprises be at an arm’s-length price. Transactions among our subsidiaries and us may be considered such transactions. Accordingly, we determine the pricing among our associated enterprises on the basis of detailed functional and economic analysis involving benchmarking against transactions among entities that are not under common control. If the applicable income tax authorities review any of our tax returns and determine that the transfer price we applied was not appropriate, we may incur increased tax liability, including accrued interest and penalties. We are currently involved in disputes with Indian tax authorities over the application of some of our transfer pricing policies. We have received two assessment orders from the Indian tax authorities with respect to their audit of certain of our subsidiaries. The first assessment demands that EXL India pay additional taxes in the amount of 96,796,762 Indian rupees (approximately $2.1 million at the exchange rate in effect on June 30, 2006). The second assessment demands the payment by EXL Inc. of 146,655,473 Indian rupees (approximately $3.2 million at the exchange rate in effect on June 30, 2006). We have appealed both assessments. Under Indian tax regulations, we have been required to pay approximately 20.0 million Indian rupees (approximately $436,000 at the exchange rate in effect on June 30, 2006) as a deposit on the first assessment before exhausting all our available appeals. Based on advice from our Indian tax advisors, the facts underlying our position and our experience with these types of assessments, we believe that the probability of loss is remote and have not accrued any amount with respect to these matters in our consolidated financial statements. We do not expect any impact from these assessments on our future income tax expense. See “Business—Legal Proceedings—Tax Proceedings.”

ExlService Holdings is subject to U.S. income taxes on the profits it recognizes in the United States.

Acquisition History

2002 Acquisition

Our pre-predecessor, EXL Inc., was formed on April 9, 1999 and began commercial operations in October 2000. On July 31, 2001, EXL Inc. was acquired by Conseco in the 2001 Acquisition and operated as Conseco’s wholly owned subsidiary, providing services principally to Conseco and its affiliates until November 14, 2002. Conseco accounted for the acquisition using the purchase method. All purchase accounting adjustments recorded by Conseco were pushed down to the financial statements of our predecessor as the acquisition by Conseco created a new accounting basis for our predecessor. Accordingly, our predecessor recognized goodwill of $46.0 million. Our predecessor subsequently recorded a goodwill impairment charge of $46.0 million.

We were formed by a group including Vikram Talwar, Rohit Kapoor, Oak Hill Capital Partners L.P., FTVentures and certain other members of our senior management team. On November 14, 2002, we purchased EXL Inc. from Conseco in the 2002 Acquisition and EXL Inc. became our wholly owned subsidiary. We accounted for the 2002 Acquisition using the purchase method in accordance with Statement of Financial Accounting Standards No. 141 “Business Combination,” or SFAS 141. The fair value of the net assets acquired exceeded the cost.

In accordance with SFAS 141, we allocated the excess of the fair value over the cost to the non-current assets acquired. Such allocation resulted in reducing the carrying value of fixed assets to zero, and we recognized the remaining excess of the fair value of the net assets acquired over cost of approximately $5.0 million as an extraordinary gain in our consolidated financial statements. As a result, the net carrying value of the fixed assets we acquired in the 2002 Acquisition was recorded at zero value in our books, causing depreciation expense to decline after the 2002 Acquisition.

Inductis Acquisition

On July 1, 2006, we completed the Inductis Acquisition. Inductis is a provider of research and analytics services. The Inductis Acquisition has expanded the types and sophistication of the research and analytics services we offer. Inductis had approximately 250 employees and had revenues of $13.6 million in the first six months of 2006 and $20.9 million in 2005. We estimate that the total consideration for this acquisition, including the assumption of liabilities, earnout and contingent payments and transaction costs, but excluding a working capital adjustment of approximately $0.5 million, is approximately $30.9 million. We paid approximately $13.0 million at the closing of the Inductis Acquisition in the form of $2.4 million in cash, the issuance of 524,981 shares of our Series A common stock (1,049,962 shares of our common stock after giving effect to the Share Conversion) after withholding in respect of taxes, $0.9 million in transaction costs and a $0.4 million bonus payable in January 2007. We also assumed $4.3 million of Inductis debt, which we repaid in full on September 26, 2006. We are obligated to make an additional approximately $0.5 million working capital adjustment payment based on the net working capital of Inductis and its subsidiaries as of June 30, 2006. We also agreed to make certain earnout payments to the former holders of Inductis securities of up to 389,906 shares of Series A common stock (779,812 shares of our common stock after giving effect to the Share Conversion) based on the satisfaction of certain agreed-upon financial performance goals for the historic Inductis business in 2006 and 2007 and certain additional contingent payments in a mix of cash and additional shares of our common stock, the mix of which cannot be determined until the size of the contingent payments, if any, is determined, based on the satisfaction of certain agreed-upon financial performance goals for the historic Inductis business in 2007. The value of any such contingent payments is expected to range from $0.6 million to $6.5 million.

As a result of the Inductis Acquisition, our historical results of operations will not be comparable to our results of operations in future periods. See “The Inductis Acquisition” and “Unaudited Pro Forma Consolidated Financial Information” for a more complete discussion of the terms of the Inductis Acquisition.

Critical Accounting Policies

We consider the policies discussed below to be critical to an understanding of our financial statements, as their application places the most significant demands on management’s judgment regarding matters that are inherently uncertain. These policies include revenue recognition, estimating tax liabilities and stock-based compensation. These accounting policies and the associated risks are set out below. Future events may not develop exactly as forecast, and estimates routinely require adjustment.

Revenue Recognition

We derive revenues from BPO, research and analytics and advisory services provided on a cost-plus, time-and-materials or unit-priced basis. We recognize revenues as services are rendered, provided that persuasive evidence of an arrangement exists, there are no remaining obligations with respect to the services rendered and collection is considered probable. We invoice clients in accordance with agreed rates and billing arrangements. We recognize revenues from the last billing date to the balance sheet date as unbilled revenues, and we recognize billings in excess of revenues earned or advances received from clients as deferred income.

Under cost-plus arrangements, we apply a mark-up (based on the service levels we achieve) to the contractually agreed direct and apportioned indirect costs we incur and invoice the client for the marked-up cost. Time-and-materials arrangements typically involve billings based on productive time as we perform the related services. Unit-price arrangements involve billings based on productive units as we deliver the services to the client.

Income Taxes

As part of the process of preparing our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate. Tax estimates include decisions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we believe we have adequately accrued for probable exposures as of December 31, 2005. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

Applicable transfer pricing regulations require that any international transaction involving associated enterprises be at an arm’s length price. Transactions among our subsidiaries and us may be considered such transactions. Accordingly, we determine the pricing among our associated enterprises on the basis of detailed functional and economic analysis involving benchmarking against transactions among entities that are not under common control. We are currently involved in disputes with Indian tax authorities over the application of some of our transfer pricing policies. See “Business—Legal Proceedings.”

We recognize deferred tax assets and liabilities for future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date.

We determine if a valuation allowance is required or not on the basis of an assessment of whether it is more likely than not that a deferred tax asset will be realized. At December 31, 2005, we performed an analysis of the deferred tax asset valuation allowance and concluded that a valuation allowance offsetting the deferred tax assets not be recorded at December 31, 2005, based on our conclusion that it is more likely than not that there will be future taxable income to realize the deferred tax assets. See Note 10, “Income Taxes,” in the notes to our consolidated financial statements for the year ended December 31, 2005.

Stock-based Compensation

Effective January 1, 2006, we adopted SFAS No. 123(R), “Share-Based Payment,” or SFAS 123(R), using the modified prospective method of transition with regard to stock-based awards. In connection with our adoption of SFAS 123(R), we believe that stock-based compensation expense for 2006 related to stock-based payments granted prior to January 1, 2006 and unvested as of that date will be approximately $0.7 million, of which $0.4 million was recorded for the six months ended June 30, 2006. See Note 12, “Stock Based Compensation,” in the notes to our unaudited consolidated financial statements for the six months ended June 30, 2006. Until the consummation of this offering, we will continue to use third party valuation firms to perform valuations of the fair value of our securities in connection with stock-based equity grants.

Prior to January 1, 2006, we accounted for stock-based payments using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25. Under APB 25, compensation expense was generally not recognized when both the exercise price is the same as the market price and the number of shares to be issued is set on the date the employee stock option is granted. We chose to use the intrinsic value method to measure our compensation costs. If we had used the fair value method, we would have recognized additional compensation expense of $0.5 million, $0.3 million and nil in 2005, 2004 and 2003, respectively. See Note 2, “Summary of Significant Accounting Policies,” in the notes to our consolidated financial statements for the year ended December 31, 2005. See Note 11, “Stock Based Compensation,” in the notes to our consolidated financial statements for the year ended December 31, 2005 for significant factors considered in determining the fair value of our stock.

Derivative Instruments

In the normal course of business, we actively look to mitigate the exposure of foreign currency market risk by entering into various hedging instruments, authorized under our policies with counterparties that are highly rated financial institutions. Our primary exchange rate exposure is with the pound sterling and Indian rupee. We use derivative instruments for the purpose of mitigating the underlying exposure from foreign currency fluctuation risks associated with forecasted transactions denominated in certain foreign currencies and to minimize earnings and cash flow volatility associated with the changes in foreign currency exchange rates, and not for speculative trading purposes. We also hedge anticipated transactions that are subject to foreign exchange exposure with foreign exchange contracts that are designated effective and qualify as cash flow hedges, under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Changes in the fair value of these cash flow hedges which are deemed effective, are recorded in accumulated other comprehensive income (loss) until the contract is settled and at that time are recognized in the consolidated statements of operations. We evaluate hedge effectiveness at the time a contract is entered into as well as on an ongoing basis. If during this time, a contract is deemed ineffective, the change in the fair value is recorded in the consolidated statements of operations.

We entered into forward exchange contracts during the years ended December 31, 2005, 2004 and 2003. At December 2005, forward exchange contracts of $44.5 million and GBP 8.2 million were outstanding. At December 31, 2004, forward exchange contracts of $11.3 million were outstanding and there were no contracts outstanding at December 31, 2003. The fair value of such contracts outstanding at December 31, 2005 and 2004 was $0.5 million and $0.1 million, respectively.

We have evaluated the effectiveness of all forward exchange contracts. For the year ended December 31, 2005, net gains from ineffective cash flow hedges included in the consolidated statement of operations totaled approximately $1.4 million. For hedge relationships discontinued because the forecasted transaction is not expected to occur by the end of the originally specified period, any related derivative amounts recorded in equity are reclassified to earnings.

Pension Plan Liability

We provide our employees in India with benefits under a defined benefit plan, which we refer to as the Gratuity Plan. The Gratuity Plan provides a lump sum payment to vested employees on retirement or on termination of employment in an amount based on the respective employee’s salary and years of employment with us. We determine our liability under the Gratuity Plan by actuarial valuation using the projected unit credit method. Under this method, we determine our liability based upon the discounted value of salary increases until the date of separation arising from retirement, death, resignation or other termination of services. Critical assumptions used in measuring the plan expense and projected liability under the projected unit credit method include the discount rate, expected return on assets and the expected increase in the compensation rates. We evaluate these critical assumptions at least annually. We periodically evaluate and update other assumptions used in the projected unit credit method involving demographic factors, such as retirement age and turnover rate, to reflect our experience. The future mortality rates used are consistent with those published by the Life Insurance Corporation of India.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. The discount rate we use is equal to the yield on high quality fixed income investments in India at the measurement date. A lower discount rate increases the present value of benefit obligations and therefore increases gratuity expense. Since our Gratuity Plan is unfunded, we have not assumed any returns on assets. See Note 8, “Employee Benefit Plans,” in the notes to our consolidated financial statements for the year ended December 31, 2005.

Results of Operations

The following table summarizes our results of operations (dollars in millions):

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
	(unaudited)	(unaudited)
Revenues(1)	$46.8	$35.6	$74.0	$60.5	$27.8
Cost of revenues(2)	29.9	23.7	47.6	38.7	18.4

Gross profit	16.9	11.9	26.4	21.8	9.4
Operating expenses:
General and administrative expenses(3)	7.3	6.0	13.2	11.1	7.9
Selling and marketing expenses(3)	1.5	0.8	1.7	1.5	1.1
Depreciation and amortization	3.6	3.0	5.9	3.9	0.4

Total operating expenses	12.4	9.8	20.8	16.5	9.4

Income from operations	4.5	2.1	5.6	5.3	—
Other income (expense):
Foreign exchange gain (loss)	(0.7)	1.1	0.9	0.8	0.4
Interest and other income	0.6	0.2	0.7	0.2	0.2
Interest expense	(0.2)	(0.2)	(0.4)	(0.3)	(0.3)
Interest expense—redeemable preferred stock	—	(0.3)	(0.4)	(0.6)	(0.3)

Income before income taxes	4.2	2.9	6.4	5.4	—
Income tax (benefit) provision	0.5	0.2	(0.6)	—	0.8

Net income (loss)	3.7	2.7	7.0	5.4	(0.8)
Dividends and accretion on preferred stock	(0.3)	—	(0.2)	—	(0.2)

Net income (loss) to common stockholders	$3.4	$2.7	$6.8	$5.4	$(1.0)

(1)	In accordance with GAAP, we include the amount of telecommunications and travel-related costs that are billed to and reimbursed by our clients in our revenues.
(2)	Cost of revenues includes non-cash amortization of deferred stock compensation expense relating to our issuance of stock options to employees directly involved in providing services to our clients. Cost of revenues excludes depreciation and amortization related to fixed assets.
(3)	SG&A expenses include non-cash amortization of deferred stock compensation expense relating to our issuance of stock options to our non-operations staff.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Revenues.    Revenues increased 31.5% from $35.6 million for the first six months of 2005 (including $1.6 million of reimbursable expenses) to $46.8 million for the first six months of 2006 (including $2.0 million of reimbursable expenses). We recognized revenues from 39 clients, including clients for our research and analytics services and our advisory services, during the first six months of 2006 compared to 25 during the first six months of 2005. Revenues attributable to new clients (excluding revenue increases attributable to existing clients) were $8.4 million for the first six months of 2006.

Cost of Revenues.    Cost of revenues increased 26.2% from $23.7 million for the first six months of 2005 (including $1.6 million of reimbursable expenses) to $29.9 million for the first six months of 2006 (including $2.0 million of reimbursable expenses). Salaries and personnel expenses increased from $15.4 million in the 2005 period to $19.7 million in the 2006 period as a result of an increase in operating staff from 4,573 employees at June 30, 2005 to 7,107 employees at June 30, 2006. Cost of revenues also increased due to an increase in reimbursable expenses, primarily as a result of significant additional costs associated with training activities on client premises. Facilities operating costs increased from $3.2 million for the first six months of 2005 to $3.8 million for the first six months of 2006, primarily reflecting our increased workforce and the commencement of operations in February 2006 of a new 1,000-seat center in Noida. Technology and telecommunications operating costs remained relatively flat at $3.1 million for both periods. As a percentage of revenues, cost of revenues decreased from 66.6% for the first six months of 2005 to 63.9% for the first six months of 2006.

Gross Profit.    Gross profit increased 42.0% from $11.9 million for the first six months of 2005 to $16.9 million for the first six months of 2006. As a percentage of revenues, gross profit increased from 33.4% for the first six months of 2005 to 36.1% for the first six months of 2006.

SG&A Expenses.    SG&A expenses increased 29.4% from $6.8 million for the first six months of 2005 to $8.8 million for the first six months of 2006. General and administrative expenses increased 21.7% from $6.0 million for the first six months of 2005 to $7.3 million for the first six months of 2006 and selling and marketing expenses increased 87.5% from $0.8 million for the first six months of 2005 to $1.5 million for the first six months of 2006. These increases were primarily due to the addition of headquarters and sales and marketing staff in the United States, as well as an increase in audit and other professional fees incurred in anticipation of becoming a public company. Salary and personnel expenses increased from $4.2 million for the first six months of 2005 to $5.3 million for the first six months of 2006. Marketing and business promotion expenses increased from $0.8 million for the first six months of 2005 to $1.4 million for the first six months of 2006, reflecting not only the addition of staff referred to above, but also a general increase in marketing activities. As a percentage of revenues, SG&A expenses decreased from 19.1% for the first six months of 2005 to 18.8% for the first six months of 2006.

Depreciation and Amortization.    Depreciation and amortization increased 20.0% from $3.0 million for the first six months of 2005 to $3.6 million for the first six months of 2006. The increase was primarily due to the commencement of operations at the additional center referred to above. As we add clients, we also expect that depreciation expense will increase, reflecting additional investment in equipment and facilities necessary to meet service requirements.

Income From Operations.    Income from operations increased 114.3% from $2.1 million for the first six months of 2005 to $4.5 million for the first six months of 2006. Operating margin increased period-to-period as revenue growth outpaced growth in operating expenses in the 2006 period at a higher rate than in the 2005 period.

Other Income/(Expenses).    Other income/expense decreased from income of $0.8 million for the first six months of 2005 to an expense of $0.3 million for the first six months of 2006 as a result of foreign exchange losses. Other income is comprised of foreign exchange gains and losses, interest income and expense and interest expense on redeemable preferred stock. Foreign exchange showed a loss of $1.8 million year over year comparing the first six months of 2006 to the first six months of 2005. Interest and other income and interest expense for the two periods reflected the reclassification of our preferred stock from debt to equity on August 16, 2005 as a result of our adopting SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities,” or SFAS 150, on July 1, 2003. For the first six months of 2006, we accrued dividends in lieu of the interest expense accrued in the comparable prior period. See Note 6, “Redeemable Preferred Stock,” in the notes to consolidated financial statements for the year ended December 31, 2005.

Provision for Income Taxes.    Provision for income taxes increased from $0.2 million in the first six months of 2005 to $0.5 million in the first six months of 2006. The lower tax expense in the first six months of 2005 was the result of the geographical mix of where our income is derived.

Dividends and Accretion on Preferred Stock.    Dividends and accretion on preferred stock was $0.3 million for the six months ended June 30, 2006, reflecting the reclassification of our preferred stock in

August 2005. The preferred stock was classified as debt in the comparable prior period. See Note 6, “Redeemable Preferred Stock,” in the notes to consolidated financial statements for the year ended December 31, 2005.

Net Income (Loss) to Common Stockholders.    Net income increased 25.9% from $2.7 million for the first six months of 2005 to $3.4 million for the first six months of 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues.    Revenues increased 22.3% from $60.5 million for 2004 (including $4.2 million of reimbursable expenses) to $74.0 million for 2005 (including $3.4 million of reimbursable expenses). The increase was the result of an increase in clients in 2005 and the growth in that period of our advisory services. We added 17 new clients for our services, including advisory services, during 2005 compared to ten new clients during 2004. Revenues attributable to new clients (excluding revenue increases attributable to existing clients) were $5.4 million for 2005 accounting for 7.3% of revenues.

Cost of Revenues.    Cost of revenues increased 23.0% from $38.7 million for 2004 (including $4.2 million of reimbursable expenses) to $47.6 million for 2005 (including $3.4 million of reimbursable expenses). Salaries and personnel expenses increased from $23.1 million for 2004 to $30.4 million for 2005 as a result of an increase in operating staff from 4,788 at December 31, 2004 to 5,137 at December 31, 2005. Cost of revenues also increased due to an increase in reimbursable expenses, primarily as a result of significant additional costs associated with training activities on client premises. Facilities operating costs increased from $5.5 million for 2004 to $6.4 million for 2005 primarily as a result of our increased workforce. Our technology and telecommunications operating costs remained flat at $6.1 million. As a percentage of revenues, cost of revenues was also flat at approximately 64.0% comparing 2004 to 2005.

Gross Profit.    Gross profit increased 21.1% from $21.8 million for 2004 to $26.4 million for 2005. As a percentage of revenues, gross profit decreased from 36.0% for 2004 to 35.7% for 2005.

SG&A Expenses.    SG&A expenses increased 18.3% from $12.6 million for 2004 to $14.9 million for 2005. General and administrative expenses increased 18.9% from $11.1 million for 2004 to $13.2 million for 2005 and selling and marketing expenses increased 13.3% from $1.5 million for 2004 to $1.7 million for 2005. Salary and personnel expenses increased from $7.5 million for 2004 to $8.2 million for 2005 as a result of adding staff in the United States and India. Marketing and business promotion expenses increased from $1.5 million in 2004 to $1.7 million in 2005, reflecting not only the additional staff referred to above, but also a general increase in marketing activities. SG&A expenses declined as a percentage of revenues from 20.8% for 2004 to 20.1% for 2005.

Depreciation and Amortization.    Depreciation and amortization increased from $3.9 million for 2004 to $5.9 million for 2005, primarily reflecting the investment in equipment and hardware in our operation centers in India necessary to meet service requirements.

Income From Operations.    Income from operations increased 5.7% from $5.3 million for 2004 to $5.6 million for 2005. The increase in operating margin was primarily due to an increase in our revenues recognized from providing services to our clients, partially offset by an increase in our expenses to meet the requirements of servicing our customers.

Other Income/(Expenses).    Other income increased significantly from $0.1 million for 2004 to $0.8 million for 2005. Foreign exchange gain increased a net $0.1 million from $0.8 million in 2004 to $0.9 million in 2005, primarily as a result of recording a gain of approximately $1.4 million relating to ineffective cash flow hedges in 2005 offset by foreign exchange losses relating to the recording of effective cash flow hedges as well as losses on revaluation of our monetary assets and liabilities denominated in currencies other than their functional currencies.

Interest and other income and interest expense resulted in an expense of $0.1 million in 2004 and income of $0.3 million in 2005. Interest expense on preferred stock decreased from $0.6 million in 2004 to $0.4 million in 2005 as a result of the reclassification during 2005 of our preferred stock to equity, which generated dividend expense in lieu of interest expense. See Note 6, “Redeemable Preferred Stock,” in the notes to consolidated financial statements for the year ended December 31, 2005.

Provision for Income Taxes.    Provision for income taxes was a benefit in 2005 of $0.6 million as a result of a reversal of the deferred tax asset valuation of $0.9 million at December 31, 2005, partly offset by an increase in state taxes of $0.3 million. At December 31, 2005, we performed an analysis of the deferred tax asset valuation allowance and concluded that a valuation allowance offsetting the deferred tax assets not be recorded at December 31, 2005, based on our conclusion that it is more likely than not that there will be future taxable income to realize the deferred tax assets. See Note 10, “Income Taxes,” in the notes to consolidated financial statements for the year ended December 31, 2005. The 2004 provision includes $0.1 million related to U.S. federal alternative minimum taxes and taxes on non-exempt income in India offset by $0.1 million of deferred tax benefits which we believe will more likely than not be realized.

Dividends and Accretion on Preferred Stock.    Dividend and accretion on preferred stock was $0.2 million for the year ended December 31, 2005, reflecting the reclassification of our preferred stock as described above. See Note 6, “Redeemable Preferred Stock,” in the notes to consolidated financial statements for the year ended December 31, 2005.

Net Income to Common Stockholders.    Net income to common stockholders increased 25.9% from $5.4 million in 2004 to $6.8 million for 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues.    Revenues increased approximately 117.6% from $27.8 million for 2003 (including $0.6 million of reimbursable expenses) to $60.5 million for 2004 (including $4.2 million of reimbursable expenses) primarily as a result of the growth of our client base, the increase in size and number of services we provided and the addition of new services, such as advisory services. We added ten new clients for our services, including advisory services, during 2004 compared to two new clients during 2003. Revenues attributable to new clients were $6.4 million for 2004 accounting for 10.6% of revenues of which $2.5 million represented revenues from advisory services. As a result of providing services for the entire year in 2004 as compared to only during a part of the period during 2003, we generated more revenue in 2004 (an increase of $20.0 million) from clients added in 2003, including Norwich Union. These increases were partially offset by a decline in revenues from Conseco, principally as a result of Conseco’s reduced business activity following its bankruptcy in late 2002. In 2004, Conseco contributed 2.5% of revenues compared to 17.6% of revenues for 2003.

Cost of Revenues.    Cost of revenues increased 110.3% from $18.4 million for 2003 (including $0.6 million of reimbursable expenses) to $38.7 million for 2004 (including $4.2 million of reimbursable expenses). Salaries and personnel expenses increased from $11.2 million for 2003 to $23.1 million for 2004 as a result of an increase in operating staff from 2,344 at December 31, 2003 to 4,788 at December 31, 2004. Cost of revenues also increased due to an increase in reimbursable expenses primarily as a result of significant additional costs associated with training activities on client premises. Facilities operating costs increased from $2.7 million for 2003 to $5.5 million for 2004 primarily reflecting our increased workforce and the commencement of operations in January 2004 of new 2,118-seat facilities in Pune. Technology and telecommunications operating costs increased 53.0% from $4.0 million for 2003 to $6.1 million for 2004 as a result of our increased business volume. As a percentage of revenues, cost of revenues decreased from 66.2% for 2003 to 64.0% for 2004 due to improved employee utilization.

Gross Profit.    Gross profit increased 131.9% from $9.4 million for 2003 to $21.8 million for 2004. As a percentage of revenues, gross profit increased from 33.8% for 2003 to 36.0% for 2004.

SG&A Expenses.    SG&A expenses increased 40.0% from $9.0 million for 2003 to $12.6 million for 2004. General and administrative expenses increased 40.5% from $7.9 million for 2003 to $11.1 million for 2004 and selling and marketing expenses increased 36.4% from $1.1 million for 2003 to $1.5 million for 2005. These increases were primarily due to increased salary and personnel expenses relating to our non-operations staff incurred to expand our sales efforts and organizational infrastructure. Salary and personnel expenses increased from $5.1 million for 2003 to $7.6 million for 2004. SG&A expenses declined as a percentage of revenues from 32.4% for 2003 to 20.8% for 2004. We believe that the rate of increase in our SG&A expenses was lower than the corresponding increase in our revenues as a result of our more effective utilization of resources and increased economies of scale.

Depreciation and Amortization.    Depreciation and amortization increased significantly from $0.4 million for 2003 to $3.9 million for 2004. The 2002 Acquisition of EXL Inc. from Conseco resulted in negative goodwill. In accordance with SFAS 141, we allocated the excess of the fair value over cost to the fixed assets and other non current assets acquired thereby reducing their carrying value to zero as of November 15, 2002. Accordingly there was minimal depreciation for 2003. Depreciation for 2004 includes depreciation on fixed assets acquired since the 2002 Acquisition, particularly for our Pune facilities described above.

Income From Operations.    Income from operations has improved from break-even for 2003 to income of $5.3 million for 2004. The increase in operating margin was primarily due to increased revenues from clients other than Conseco resulting from our sales and marketing efforts during 2003 and 2004.

Other Income/(Expenses). Interest and other income and interest expense for 2004 and 2003 remained unchanged at $0.1 million. Foreign exchange gain increased by 100% to $0.8 million in 2004 from $0.4 million in 2003 primarily due to depreciation of the U.S. dollar as compared to the pound sterling. Interest expense on preferred stock has increased to $0.6 million in 2004 from $0.3 million in 2003 as a result of our adopting SFAS 150.

Provision for Income Taxes.    The provision for income taxes in 2003 was principally for U.S. federal alternative minimum taxes. The 2004 provision includes $0.1 million related to U.S. federal alternative minimum taxes and taxes on non-exempt income in India offset by $0.1 million of deferred tax benefits which we believe will more likely than not be realized.

Dividends and Accretion on Preferred Stock.    Dividends and accretion on preferred stock for 2003 and 2004 reflected the adoption of SFAS 150, which in turn resulted in the reclassification of our preferred stock as debt. See Note 6, “Redeemable Preferred Stock,” in the notes to consolidated financial statements for the year ended December 31, 2005.

Net Income (Loss) to Common Stockholders.    Net income to common stockholders increased significantly from a loss of $1.0 million for 2003 to income of $5.4 million for 2004.

Liquidity and Capital Resources

Historically, our capital requirements have principally been for establishing offshore operations facilities in India and acquisitions. We expect this to continue for the foreseeable future. We have financed our operations primarily through sales of equity and some debt securities and, more recently, through cash flows from operations. In connection with the 2002 Acquisition in December 2002, we sold promissory notes, preferred stock and common stock to a group of our stockholders and certain members of our management for an aggregate of $10.1 million. In July 2004, we issued and sold 526,316 shares of our Series A common stock (1,052,632 shares of our common stock after giving effect to the Share Conversion) to our client, Norwich Union, for an aggregate purchase price in cash of $12.5 million. At June 30, 2006, we had $24.3 million in cash and cash equivalents on hand.

Generally, factors that affect our earnings—for example, pricing, volume of services, costs and productivity—affect our cash flows provided by operations similarly. However, while management of working capital, including timing of collections and payments, affects operating results only indirectly, the impact on working capital and cash flows provided by operating activities can be significant. In the first six months of 2006, cash flows from operating activities decreased to $2.7 million compared to $4.4 million for the first six months of 2005. This decrease is predominantly due to an increase in accounts receivable as a result of the timing of customer payments, an increase in deferred taxes and a decrease in deferred revenue in the first six months of 2006. This increase was offset by a decrease in accounts payable and accrued expenses due to the timing of payments to our vendors and prepaid expenses. Cash flows provided by operating activities increased to $13.1 million for 2005 compared to $9.9 million for 2004 due to several factors. Net income increased in 2005 by $1.6 million due to continued growth in our business. In addition, increases in our deferred tax assets and accounts receivable in 2005 were offset by an increase in our deferred revenue as a result of a revenue advance from Norwich Union and increased depreciation expenses resulting from capital investments made in 2004. Cash flows provided by operating activities increased to $9.9 million for 2004 compared to cash used in operating activities of approximately $1.9 million for 2003 due to several factors. Net income increased to $5.4 million for 2004 compared to a net loss of $0.8 million for 2003 as a result of higher business volumes and better utilization of committed resources. In addition, cash flows for 2004 increased on account of revenue advances received from Norwich Union during the year. Our 2004 cash flows were also affected by an increase, when compared to 2003, in accounts receivable, prepaid expenses and other current assets of $3.5 million due to higher business volumes during 2004 offset by an increase in accrued expenses and other liabilities of $2.2 million due to the timing in payment of certain liabilities.

Cash used in investing activities has been mainly for the purchase of fixed assets, including telecommunications equipment and leasehold improvements, and the development of our five historical operating facilities in India. Cash used in investing activities increased to $2.3 million in the first six months of 2006 from $1.8 million in the first six months of 2005. The increase is a result of the purchase of fixed assets for the new operations center in Noida, which has a capacity of approximately 1,000 seats. Cash used in investing activities decreased to $7.1 million for 2005 from $12.3 million for 2004, mainly because we had no new facilities become operational in 2005 and thus incurred less leasehold improvements and other facility expenditures in that period. Cash used in investing activities increased to $12.3 million for 2004 from $5.4 million for 2003 as a result of the development of our operating facilities in Pune, which have a capacity of approximately 2,118 seats. We spent a significant portion of these funds on leasehold improvements and technology and telecommunications infrastructure.

Cash used in financing activities increased as a result of repurchasing our common stock from former employees and an increase in capital lease principal payments during the first six months of 2006 as compared to the first six months of 2005. Cash used in financing activities was $0.1 million for 2005 compared to cash provided by financing activities of $12.4 million for 2004, reflecting Norwich Union’s purchase of 526,316 shares of our Series A common stock in July 2004. Cash provided by financing activities increased to $12.4 million for 2004 from $0.6 million for 2003 primarily as a result of the Norwich Union investment.

We expect to use cash from operating activities to maintain and expand our business. As we have focused on expanding our cash flow from operating activities, we have made significant capital investments, primarily related to capital expenditures related to new facilities. Capital expenditures we make to meet client needs represent primarily leasehold improvements to buildout facilities, telecommunications equipment, and computer hardware and software we purchase in connection with managing client operations. We intend to establish a new operations facility in Noida, India, during 2007 with an installed capacity of approximately 1,150 workstations at a total estimated cost of approximately $8.0 million. We also intend to exercise our buy-out option under the lease for one of our operation centers in Pune, India for a total estimated cost, including fit-out, of approximately $3.0 million. We currently have no other individually large outstanding commitments for capital expenditures. The timing and volume of such capital expenditures in the future will be affected by new contracts we may enter into or the expansion of our existing contracts. Therefore, we cannot reasonably predict our capital expenditures beyond 2007.

We anticipate that we will continue to rely upon cash from operating activities to finance our capital expenditures and working capital needs.

We made capital expenditures of approximately $7.1 million in 2005, $12.3 million in 2004 and $5.4 million in 2003. Capital expenditures in 2005 related primarily to the development of our new center in Noida, and capital expenditures in 2004 related to, among other things, the opening of our new operating facilities in Pune.

We expect to incur approximately $5.0 million of capital expenditures in 2006, of which we had incurred approximately $2.3 million as of June 30, 2006. We expect to incur approximately $12.0 million to $15.0 million of capital expenditures in 2007. We expect capital expenditures in 2006 and 2007 will be used primarily to meet the growth requirements of our clients, including expanding our facilities and establishing our new facility in Noida in 2007, as well as to improve our internal technology. In addition, we are contractually committed to one of our clients to establish and maintain a viable offshore BPO operation outside of India by March 2007, either on our own or through a relationship (such as a joint venture, partnership or alliance) with other parties where we maintain at least 26% of the controlling interest. This new facility must be capable of providing the services currently being performed for that client in India at a comparable cost to us and must be comparable in size to the existing facility from which the client services are being provided. We are presently evaluating a few specific locations for this facility. We anticipate that we will utilize cash flow from operating activities to finance the capital expenditures related to this facility.

On July 1, 2006, we completed the Inductis Acquisition. We estimate that the total consideration for the Inductis Acquisition, including the assumption of liabilities, earnout and contingent payments and transaction costs, but excluding a working capital adjustment of approximately $0.5 million, is approximately $30.9 million. We paid approximately $13.0 million at the closing of the Inductis Acquisition in the form of $2.4 million in cash, the issuance of 524,981 shares of our Series A common stock (1,049,962 shares of our common stock after giving effect to the Share Conversion) after withholding in respect of taxes, $0.9 million in transaction costs and a $0.4 million bonus payable in January 2007. We are obligated to make an additional approximately $0.5 million working capital adjustment payment based on the net working capital of Inductis and its subsidiaries as of June 30, 2006. We also assumed $4.3 million of Inductis debt which we repaid in full on September 26, 2006. We also agreed to make certain earnout payments to the former holders of Inductis securities of up to 389,906 shares of Series A common stock (779,812 shares of our common stock after giving effect to the Share Conversion) based on the satisfaction of certain agreed-upon financial performance goals for the historic Inductis business in 2006 and 2007 and certain additional contingent payments in a mix of cash and additional shares of our common stock, the mix of which cannot be determined until the size of the contingent payments, if any, is determined, based on the satisfaction of certain agreed-upon financial performance goals for the historic Inductis business in 2007. The value of any such contingent payments is expected to range from $0.6 million to $6.5 million. See “The Inductis Acquisition” for a more detailed description of the terms of the Inductis Acquisition.

We intend to use the proceeds from this offering to repurchase or redeem all outstanding shares of our Series A preferred stock, the aggregate principal amount of which plus accrued but unpaid dividends was $6.5 million at June 30, 2006, and repay all outstanding promissory notes, the aggregate principal amount of which plus accrued but unpaid interest was $5.7 million at June 30, 2006, and for working capital and general corporate purposes. We believe that cash flow from operations and the net proceeds from this offering will be sufficient to meet our ongoing capital expenditure, working capital and other cash needs over the next two years. If we have significant growth through acquisitions or require additional operating facilities to service customer contracts, we may need to obtain additional financing.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2005:

	Payments Due by Period (in millions)
	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Long-term debt	$—	$5.6	$—	—	$5.6
Preferred Stock	—	6.2	—	—	6.2
Capital leases	0.2	0.3	—	—	0.5
Operating leases	0.8	0.8	0.1	—	1.7
Purchase obligations	1.4	—	—	—	1.4
Service and supply contracts	—	—	—	—	—
Employment agreements (1)	1.9	5.2	3.8	1.9	15.6
Other long-term liabilities reflected on balance sheet	—	—	—	—	—

Total contractual cash obligations	$4.3	$18.1	$3.9	$1.9	$31.0

(1)	See “Management—Executive Compensation—Employment Agreements” for a description of these employment agreements.

We have entered into an Insurance Services Framework Agreement and related Virtual Shareholders’ Agreement with Norwich Union pursuant to which we have granted Norwich Union the option from January 2008 through February 2011 to purchase the shares of our subsidiary that operates one of our facilities in Pune, India, upon the payment of an amount that will approximate the net asset value of that facility on the date of transfer. Norwich Union has recently publicly announced its intention to start exercising its option to assume the operations of the facilities of certain of its third party vendor-contractors, including one of our facilities in Pune. The exercise of this option would result in both a loss of revenues and the loss of all of our employees who are at that time working under that contract. We expect that any decline in revenues that we would experience when Norwich Union exercises this option would be partially offset by a decrease in expenses associated with the operation of the Pune facilities. See “Certain Relationships and Related Transactions—Agreements with Norwich Union—Option to Purchase Stock of NCOP” and “Risk Factors—Risks Related To Our Business—Our agreements with our largest client give it the option to assume the operations of one of our facilities, and the exercise of that option could have an adverse effect on our business and results of operations.”

EXL India and NCOP have been established as “Export-Oriented Undertaking” enterprises under the Export Import Policy, a policy formulated by the Government of India that has provided us with certain incentives on the import of capital goods. Under this policy, EXL India and NCOP must achieve certain export ratios and realize revenues attributable to exports of $244.5 million and $43.4 million, respectively, over a period of five years. As of June 30, 2006, EXL India and NCOP had achieved export revenues of $68.6 million and $29.2 million, respectively. We are required to have export revenues of $22.4 million during the period from 2006 to 2008 and $167.7 million during the period from 2006 to 2010. In the event that EXL India and NCOP are unable to meet these requirements over the specified period, we may be required to refund these incentives along with penalties and fines. However, management believes that EXL India and NCOP will achieve these export levels within the required timeframe as both EXL India and NCOP have consistently generated the required levels of export revenues. Under the policy, EXL India and NCOP were entitled to import capital goods with a value of $32.3 million and $7.9 million, respectively, free of any import duties. We have not utilized $17.3 million of the duty-free imports allowance of which $9.7 million is due to expire in 2008 and $7.6 million is due to expire in 2010.

In connection with the Inductis Acquisition, we also agreed to make certain earnout payments to the former holders of Inductis securities, payable in an amount of additional shares of our Series A common stock not exceeding an aggregate of 389,906 shares (779,812 shares of our common stock after giving effect to the Share Conversion), based on whether the operations of the historic Inductis business satisfy certain agreed-upon financial performance goals in 2006 and 2007. Based on satisfaction of certain agreed upon financial performance goals for the historic Inductis business in 2007, we also agreed to make certain additional contingent payments to former holders of Inductis securities in a mix of cash and additional shares of our common stock, the mix of which cannot be determined until the size of the contingent payments, if any, is determined. The value of any such contingent payments will range from $0.6 million to $6.5 million. We also agreed to make a $0.4 million bonus payment in January 2007. See “The Inductis Acquisition.”

Off-Balance Sheet Arrangements

As of December 31, 2005 and June 30, 2006, we had no off-balance sheet arrangements or obligations.

Quantitative and Qualitative Disclosures About Market Risk

General

Market risk is the loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables.

Our exposure to market risk is a function of our borrowing activities and revenue generating activities in foreign currencies. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market arises out of our foreign currency accounts receivable.

Risk Management Procedures

We manage market risk through our treasury operations. Our senior management and our board of directors approve our treasury operation’s objectives and policies. The activities of our treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of Market Risk

Exchange Rate Risk.     The functional currency of ExlService Holdings and Exl Inc. is the U.S. dollar. The functional currency of EXL India, NCOP and ESS is Indian rupees and the functional currency of EXL U.K. is pounds sterling. In each case, the functional currency is the currency of the primary economic environment in which that entity operates. Monetary assets and liabilities in foreign currencies are translated into functional currency at the rate of exchange prevailing on the related balance sheet dates. Transactions in foreign currencies are translated into functional currency at the rate of exchange prevailing on the date of the transaction. All transaction-related foreign exchange gains and losses are recorded in the accompanying consolidated statement of operations. The assets and liabilities of subsidiaries are translated into U.S. dollars at the rate of exchange prevailing on the related balance sheet date. Revenues and expenses are translated into U.S. dollars at average exchange rates prevailing during the period. Resulting translation adjustments are included in the “accumulated other comprehensive income (loss)” balance sheet line item.

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenues are denominated in pounds sterling (51.8% in 2005, or 40.4% on a pro forma basis) or U.S. dollars (48.2% in 2005, or 59.6% on a pro forma basis), 78.9% of our expenses (or 64.5% on a pro forma basis) were incurred and paid in the Indian rupee in 2005. The exchange rates among the Indian rupee, the pound sterling and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future. See “—Foreign Exchange—Exchange Rates.”

Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. Based upon our level of operations during 2005 and excluding any hedging arrangements that we had in place during that period, a 5.0% appreciation/depreciation in the pound sterling against the U.S. dollar would have increased/decreased revenues in 2005 by approximately $1.9 million. Similarly, a 5.0% depreciation in the Indian rupee against the U.S. dollar would have decreased our expenses incurred and paid in rupees in 2005 by approximately $2.5 million. Conversely, a 5.0% appreciation in the Indian rupee against the U.S. dollar would have increased our expenses incurred and paid in Indian rupees during 2005 by approximately $2.8 million.

We have sought to reduce the effect of Indian rupee-U.S. dollar exchange rate fluctuations on our operating results by purchasing forward foreign exchange contracts to cover a portion of outstanding accounts receivable designated in foreign currencies. We entered into forward exchange contracts in 2003, 2004 and 2005. None of the contracts entered into in 2003 were outstanding at December 31, 2003. Forward exchange contracts with a notional amount of $44.5 million and 8.2 million pounds sterling ($14.1 million at exchange rates in effect on December 31, 2005) were outstanding at December 31, 2005 and of $11.3 million were outstanding at December 31, 2004. The fair value of such contracts at December 31, 2005 and December 31, 2004 was $0.5 million and $0.1 million, respectively. The forward foreign exchange contracts typically mature within nine months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments as economic hedges and not for speculative purposes. We may not purchase contracts adequate to insulate ourselves from Indian rupee-U.S. dollar foreign exchange currency risks. In addition, any such contracts may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

Interest Rate Risk.    Our exposure to interest rate risk arises principally from interest on our debt. We have $4.9 million in aggregate principal amount of senior promissory notes outstanding as of December 31, 2005. Interest on the principal amount of the promissory notes is payable at maturity and accrues at a rate equal to the greater of 2.02% semiannually or LIBOR. We intend to use the proceeds from this offering to repay all of our outstanding promissory notes, plus accrued but unpaid interest to the date of repayment. In connection with the Inductis Acquisition, we assumed certain debt obligations of Inductis. A portion of this debt is based on prime lending rates.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), which establishes standards for transactions in which an entity exchanges its equity for goods or services. Effective January 1, 2006, we adopted SFAS No. 123(R) using the modified prospective method of transition. Under the provisions of SFAS No. 123(R), the estimated fair value of stock-based awards granted under stock incentive plans are recognized as compensation expense over the vesting period. Under the modified prospective method, compensation expense is recognized beginning with the effective date of adoption of SFAS No. 123(R) for all stock-based payments (i) granted after the effective date of adoption and (ii) granted prior to the effective date of adoption and that remain unvested on the date of adoption. We currently believe that stock-based compensation expense for 2006-related stock-based payments granted prior to January 1, 2006 and unvested as of that date will be approximately $0.7 million, of which $0.4 million was recorded for the six months ended June 30, 2006.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” which eliminated the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not believe the adoption of SFAS No. 153 will have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes & Error Corrections,” which provided guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. This statement also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal year beginning after December 15, 2005. We do not believe the adoption of SFAS No. 154 will have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140,” or SFAS No. 155. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We have not completed our evaluation of the effect SFAS No. 155 may have on our consolidated financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an Amendment to FASB Statement No. 140,” or SFAS No. 156, which clarifies the accounting for separately recognized servicing assets and liabilities. SFAS No. 156 is effective in fiscal years beginning after September 15, 2006. We do not believe the adoption of SFAS No. 156 will have a material impact on our consolidated financial position, results of operations or cash flows.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and clearly scopes income taxes out of SFAS No. 5, “Accounting for Contingencies.” FIN 48 is effective for fiscal years beginning after December 15, 2006. We have not yet evaluated the impact of adopting FIN 48 on our consolidated financial position, results of operation or cash flows. However, we do not believe that our accounting for the two current India tax assessments pending against certain of our subsidiaries will be impacted by the adoption of FIN 48.

BUSINESS

Overview

We are a recognized provider of offshore BPO services, primarily serving the needs of Global 1000 companies in the BFSI sector. We provide a broad range of outsourcing services, including BPO services, research and analytics services and advisory services. The BPO services we provide involve the transfer to us of select business operations of a client, such as claims processing, finance and accounting and customer service, after which we administer and manage the operations for our client. Our research and analytics services are intended to facilitate more effective data-based strategic and operating decisions by our clients using statistical and quantitative analytical techniques. Our advisory services include risk assessment, documentation and internal controls testing, business process re-engineering and process quality monitoring. Our revenues have grown from $27.8 million in 2003 to $60.5 million in 2004 and $74.0 million in 2005 for a compound annual growth rate of 63.2% during that period. Our revenue growth over the three-year period is driven by a combination of new clients, ongoing growth in existing client relationships as well as the inclusion of full-year revenues from clients added in the preceding year. On a pro forma basis, our revenues were $60.4 million for the six months ended June 30, 2006.

We combine in-depth knowledge of the BFSI sector with proven expertise in transferring business operations to our centers in India and administering and managing them for our U.S. and U.K.-based clients. We have successfully transferred more than 225 processes covering a broad array of products and services from 22 clients to our operations centers. With our recent acquisition of Inductis, a provider of research and analytics services, we have expanded the types and sophistication of research and analytics services we offer. We believe that the Inductis Acquisition will cause an increasing proportion of our revenues to be derived from these services. We have begun to expand our service offerings to other sectors with similar needs, such as utilities, healthcare and media, by leveraging our experience in the BFSI sector and operational expertise.

Our services include:

Our largest clients in 2005, on a pro forma basis, were Norwich Union (an Aviva company), American Express and Dell (including Dell Financial Services). Other clients include Centrica plc, Prudential Financial, Indymac Bank, one of the three largest U.S. banks, two of the five largest U.S. insurers and one of the largest global providers of business information.

Our operations platforms are supported by a state-of-the-art infrastructure that can be expanded to meet each client’s needs. We market our services directly through our sales and marketing team, which operates out of New York and London and our business development team, which operates out of Noida, India. Our senior managers have extensive experience in the BFSI sector as well as the business practices of leading multi-national corporations. Our operations centers are located in India, which enables us to leverage India’s large talent pool of highly qualified and educated English-speaking technical professionals, who are able to handle complex processes that require functional skills and industry expertise. We also believe we can offer consistently high quality services at substantially lower costs than those available from in-house facilities or U.S. or U.K.-based outsourcing providers. In addition, we are contractually committed to investing in an operations facility outside of India by March 2007, which we believe will enhance our global delivery model and provide higher value to our clients through risk diversification and access to a pool of potential employees with language and other skills that will meet the needs of a broader range of potential clients.

We believe our reputation for operational excellence is widely recognized by our clients and is an important competitive advantage. We use Six Sigma, a data-driven methodology for eliminating defects in any process, to identify process inefficiencies and improve productivity in client and support processes. We also deliver continued process enhancements by soliciting and implementing process improvements from employees and through our proprietary software tools. As part of our commitment to quality, we have been awarded an ISO 9001:2000 certification for quality assurance and a BS7799 certification for information security, demonstrating our high standards for quality and information security. We have also received an OHSAS 18001 certification for all of our facilities in Noida and Pune recognizing our safety and health management practices. We believe our OHSAS 18001 certification demonstrates to our clients and employees our concern for the occupational health and safety of our employees.

History

We were founded in 1999 by a group of experienced professionals including Vikram Talwar, the former Chief Executive Officer and Managing Director of Ernst & Young Consulting India and the former Country Manager for Bank of America in India and other Asian countries, and Rohit Kapoor, a former business head for South Asian clients at Deutsche Bank Private Bank and a former head of non-resident Indian banking at Bank of America. Mr. Talwar is our Vice Chairman and Chief Executive Officer and Mr. Kapoor is our President and Chief Financial Officer.

In August 2001, we were acquired by Conseco and operated as its wholly owned subsidiary and in-house business processing service provider for the following 14 months. Through this relationship, we gained a deep understanding of the financial services sector, especially back-office processing functions and debt collections. In November 2002, Messrs. Talwar and Kapoor, Oak Hill Capital Partners L.P., FTVentures and certain members of our senior management team purchased EXL Inc. from Conseco in the 2002 Acquisition and EXL Inc. became our wholly owned subsidiary.

On July 1, 2006, we completed the Inductis Acquisition, which significantly increased the size and scale of our existing research and analytics capabilities and enhanced our ability to deliver services to our clients, introduced our management to a well-diversified base of clients and strengthened and expanded the depth of our management pool, including senior managers with long-term client relationships in key areas of our business.

The BPO Industry

BPO service providers work with clients to develop and deliver business operational improvements with the goal of acheiving higher performance at lower costs. Outsourcing can enable organizations to enhance profitability and increase efficiency and reliability, permitting them to concentrate on their core areas of competence. BPO is a long-term strategic commitment for companies that, once implemented, is generally not subject to cyclical spending or information technology budget reductions. Organizations in the BFSI sector, in particular, outsource their key business processes to third parties to reduce costs, improve process quality, handle increased transaction volumes and ensure redundancy. Increased global demand, cost improvements in international communications and the automation of many business services have created a significant opportunity for offshore business process service providers, and many companies are moving select office processes to providers with the capacity to perform these functions from overseas locations.

Demand for offshore BPO services has grown substantially in recent years. The NASSCOM-McKinsey report estimates that the offshore BPO industry will grow at a 37.0% compound annual growth rate, from $11.4 billion in fiscal 2005 to $55.0 billion in fiscal 2010. The report identifies the banking and insurance industries as representing 50% of the potential offshore BPO market and estimates that providers have captured less than 10% of the total opportunity, even in industries that began outsourcing processes early on, such as insurance (life, health, and property and casualty) and retail banking (including deposits and lending, credit cards, mortgages, and loans). The report estimates that India-based companies accounted for 46% of offshore BPO revenue in fiscal 2005 and that India will retain its dominant position as the most favored offshore BPO destination for the foreseeable future. It forecasts that the Indian offshore BPO market will grow from $5.2 billion in revenue in fiscal 2005 to $25.0 billion in fiscal 2010, representing a compound annual growth rate of 36.9%. The main forces driving this growth are the need to control costs and increase operating efficiencies, service capabilities and competitive advantages. Companies also use outsourcing to drive revenue growth by expanding service offerings that otherwise would be too costly to administer or through enhanced receivable collections that would not be cost-efficient to pursue using internal staff. We believe the demand for BPO services will be primarily led by industries that are transaction-driven and that require significant customer interactions, such as BFSI, utilities, healthcare, telecommunications and retail. The high cost of servicing a large number of small customer accounts makes outsourcing a compelling strategic alternative for these industries.

The BFSI Sector

The BFSI sector is characterized by intense competition among traditional participants and new entrants, as well as rapid technological innovation. As a result of these challenges, we believe that the BFSI sector is adopting BPO more rapidly than other industries. Organizations in the BFSI sector continue to outsource their key business processes to third parties to reduce costs, improve process quality, handle increased transaction volumes and ensure redundancy. In selecting BPO vendors, the BFSI sector remains focused on vendor responsiveness, customer service and quality and an ability to smoothly transition complex processes and develop customized services.

Trend Towards Offshore Delivery of BPO Services

Global demand for high quality, lower-cost BPO services from external providers, combined with operational and cost improvements in international telecommunications and the automation of many business services, have created a significant opportunity for BPO service providers that are able to take advantage of an offshore talent pool. Many companies are moving selected front-, middle- and back-office processes to providers with the capacity to perform these functions from overseas locations.

Over the past decade, India has emerged as a preferred location for organizations planning to outsource services ranging from insurance claims processing, payroll processing, medical transcription, customer relationship management and supply chain management to back-office operations such as accounting and data processing, filtering and organization. This is primarily due to its large talent pool of highly qualified and educated English-speaking technical professionals. India currently accounts for the largest share of the offshore BPO services market.

EXL’s Competitive Strengths

We believe we have the competitive strengths necessary to maintain and improve our position as a leading provider of BPO services in the BFSI sector. Our key competitive strengths include:

Deep and Comprehensive BPO Processing Experience Within the BFSI Sector

With 85.8% of our pro forma BPO revenues in 2005 derived from the BFSI sector, we have gained a deep understanding of that sector, especially in functions such as loan underwriting support, claims processing, premium research and reconciliation, collections and accounts receivable management. Our expertise stems from our early association with Conseco and has allowed us to provide a full range of services to our clients. Because we believe that the BFSI sector is adopting BPO more rapidly than other industries, we intend to continue to focus on strengthening our capabilities for the BFSI sector and other high-potential sectors (such as healthcare, media and utilities) by developing more complex services for our clients. We believe we are among the first global BPO service providers to have migrated from single or discrete transaction processes to a full range of functional services. We have successfully transferred more than 225 processes covering a broad array of products and services to our operations centers, including policy servicing, research, agency management and premium administration for clients in the life insurance, property and casualty insurance, health insurance and retirement services areas. In addition, we have developed substantial knowledge of the regulatory requirements applicable to the BFSI sector which operate as a significant barrier to new entrants. For example, we are one of the few offshore BPO service providers that can provide third-party administrator insurance services in 43 states of the United States, having been licensed or exempted from, or not subject to, licensing in each of those states. In addition, we are also licensed to operate debt-collection services in all but one state in the United States where such licenses are required, which makes us an attractive service provider to future clients. While the outsourcing industry is highly fragmented, we believe that we are recognized within the industry and among prospective clients as being among a small number of BPO companies that can offer depth of expertise in the BFSI sector. We believe that we are well-positioned to capitalize on the growth in this sector and to leverage the expertise we have gained in this area to steadily broaden and diversify our client base.

Long-term Client Relationships that Result in a High Level of Recurring and Predictable Revenues in Our BPO Business

We have established long-term relationships with our BPO clients for whom we manage a wide variety of processes. A substantial majority of our BPO services are provided under long-term contracts with initial terms ranging from three to seven years. For BPO clients whose processes we have fully migrated, this contract structure provides us with relatively predictable and recurring revenues for a substantial portion of our business, and reduces our sales and marketing costs relative to project-based service providers. Our client relationships typically evolve from providing a single, discrete process into providing a series of complex, integrated processes across multiple business lines.

In 2005, 38.3% of our pro forma revenues were generated by our largest BPO client under two framework agreements. The first framework agreement expires in January 2007 and can be terminated by our client for cause only during its initial term, but work orders under that agreement cannot be terminated without cause before July 1, 2007. The second framework agreement expires in July 2009 and can be terminated by our client without cause upon six months prior notice and payment to us of a break-up fee during its initial term. In 2005, 11.9% of our pro forma revenues were generated by our second-largest BPO client under two main agreements. The first agreement expires on November 1, 2006, is automatically renewable for additional one-year terms and can be terminated by our client at any time and without cause with 30 days prior notice. The second agreement does not have a specified initial term and can be terminated at any time and without cause with 90 days prior notice. Contracts with other BPO clients representing approximately 3.6% of our pro forma revenues in 2005 will expire within 12 months, while the remainder of our BPO contracts expire in more than one year, or do not have specified initial terms and remain in effect until terminated or until there are no work orders or engagement schedules. Our other BPO clients can terminate their contracts without cause during the initial term.

Strong Focus on Process Migration, Operations Management and Process Excellence

Our ability to deliver continuous process improvements and our reputation for superior service have proven to be strong competitive advantages when developing new client relationships. Our success to date reflects our strong focus on operations management and ongoing process improvement. Our process migration expertise, which combines industry knowledge, process and project management techniques and a consultative approach by which our services are tailored to meet the client’s specific needs, has enabled us to successfully transfer more than 225 processes from 22 clients. We have successfully migrated processes on an as-is basis and through re-engineering transformation. We use Six Sigma methodology to identify and eliminate inefficiencies in client and support processes and have created a dedicated team of full-time Six Sigma-trained “black belts” and “green belts,” who have substantial expertise in applying the methodology. We have also implemented Kaizen initiatives to solicit and implement process improvements from employees at all levels and to leverage the learning and experiences of each of our employees. In addition, we have developed proprietary tools, including our Process Management and Performance Tracking, or ProMPT, system, to identify and continue to deliver process improvements for our clients, and a Staff Optimization and Forecasting Tool, or SOFT, for effective workforce management of our client processes. We have been awarded ISO 9001:2000 certification for quality assurance and BS7799 certification for information security. We have also received OHSAS 18001 certification for all of our facilities in Noida and Pune recognizing our safety and health management practices.

Robust Human Resources and Technology Infrastructure

Our investment in employee recruitment, training and retention provides us with the ability to rapidly increase the scale of our operations to respond to the needs of our clients. We have invested significant resources in employee recruitment, training and retention, enabling us to grow from approximately 1,800 employees at December 31, 2002 to approximately 7,300 employees at July 1, 2006. Substantially all of our new employees are based in India. We currently have the ability to recruit and train an average of 390 employees per month and believe that the strength of our human resource function will enable us to continue to attract highly qualified and motivated employees, notwithstanding competitive pressures, and to expand our business rapidly as market conditions warrant. Of our employees, 97.1% have college degrees. We believe that our focus on hiring, training and retaining our employees should enable us to continue to deliver high quality services to our clients.

We have also developed an extensive technological infrastructure with a focus on redundancies, scalability and, most importantly, information security. Our locations in India and the United States are connected using a combination of leased domestic and international telecommunications links with redundant capacity. Industry standard network management systems monitor the systems on an uninterrupted 24 hours a day, seven days a week, or “24/7” basis. The robustness of our telecommunications network has allowed us to achieve an average network availability of 99.9% for day-to-day operations.

Experienced Management Team With a Significant Equity Stake

We pride ourselves on the strength and depth of our management and their continued commitment to our ongoing success. With the Inductis Acquisition, we have significantly expanded the depth of our management pool, including senior managers with long-term client relationships in key areas of our business. Our top 32 senior managers at or above the level of vice president have an average of approximately ten years of experience in the BFSI sector and extensive working experience with the business practices of multinational corporations. Vikram Talwar, our Vice Chairman and Chief Executive Officer, co-founded our company after being Chief Executive Officer and Managing Director of Ernst & Young Consulting India and spending 26 years at Bank of America in a variety of senior management roles, including Country Manager in India and other Asian countries. Our other co-founder and current President and Chief Financial Officer, Rohit Kapoor, has over 11 years of experience working with Deutsche Bank and Bank of America in the United States and India. We have a committed management team that has a significant equity stake in our company. 32 members of our senior management team beneficially own 27.0% of our outstanding common stock and will continue to beneficially own 22.0% of our outstanding common stock following the consummation of this offering. The incentives that we provided in the Inductis Acquisition, including through earnout and similar contingent payments, are intended to accomplish the same alignment of interests and motivate Inductis management to develop the significant market opportunity in the area of research and analytics.

Business Strategy

Our goal is to become the leading provider of BPO, research and analytics and advisory services in the BFSI sector and other sectors that we believe have significant potential, such as utilities, healthcare and media. Specific elements of our growth strategy include:

Maintaining Our Focus on Large-scale, Long-term Relationships

We expect to maintain our focus on large-scale, long-term client relationships. We believe there are significant opportunities for additional growth with our existing clients, and we seek to expand these relationships by increasing the depth and breadth of the services we provide. This strategy should allow us to use our in-depth client-specific knowledge to provide more fully integrated BPO services and develop closer relationships with our clients. Working with a small number of large-scale, long-term relationships also allows us to focus on quality and to devote the time and resources necessary to provide savings and process improvements and fully satisfy the needs of our clients.

Offering a Broad Range of Outsourcing Services.

In servicing our clients, we seek to differentiate ourselves by emphasizing the broad range of outsourcing services, including BPO, research and analytics and advisory services, that we provide. We believe that clients are increasingly viewing their BPO service providers as long-term partners that provide a full range of service offerings. Our evolving ability to provide services in complementary sectors (such as research and analytics and advisory sectors) will maximize opportunities for more customizing and closely integrating our range of services with our clients’ business needs and assisting our clients in transforming their outsourced processes to establish their industry leadership. We will also continue to develop additional advisory and related services in order to expand our client base further and migrate clients into our longer-term BPO service offerings.

Expanding Our Client Base

We intend to develop long-term relationships that present recurring revenue opportunities with new clients by leveraging our industry experience and expanding our marketing activities in a manner designed to strengthen, encourage and accelerate long-term relationship building. We continue to target Global 1000 companies that have the most complex and diverse processes and accordingly stand to benefit significantly from the use of BPO. We have recently started performing services for the utilities, healthcare and media sectors, which yield many processes that fit our expertise. In developing these relationships, our primary focus will be to continue to provide complex and integrated BPO services to clients in the United States and United Kingdom, which together represent a substantial majority of the total BPO market. In developing new client relationships, we continue to be highly selective and seek industry-leading clients who are committed to long-term and strategic relationships with us.

Extending Our Industry Expertise

The manner in which we have developed has given us expertise in transferring and servicing more than 210 processes in the BFSI sector. This expertise continues to distinguish us from other offshore providers of BPO services to the BFSI sector and has established our reputation as a leading provider of BPO services. We intend to continue to strengthen our processing capabilities for the BFSI sector and other high-potential sectors by focusing on the more complex and value-enhancing services that are common to these sectors. We have begun to implement this strategy, expanding into the utilities, healthcare and media sectors during 2006. In addition, examples of attractive sectors where we intend to focus our future development include mortgage processing, property lease management for real estate investment trusts and trade sales and processing for investment banks.

Continuing to Focus on Complex Processes

We intend to continue to leverage our industry expertise to provide increasingly more complex services for our clients. As a result of our established and developing industry expertise and knowledge of our clients’ businesses and processes, our employees are able to handle processes that are non-routine and that cannot be readily automated or transferred to other parties. Examples of our newest BPO processes include managing insurance receivables, processing total loss claim cases, handling third-party claims cases and processing suspected fraud and high-value claim cases. Our recent research and analytics offerings include tools for evaluating our clients’ analytic capabilities, services focused on client acquisition, retention, and attrition modeling and analytics to uncover fraudulent activity in credit and banking. Our newest risk advisory services offerings include accounting due diligence related to corporate acquisitions and operational risk and controls assessment. Our newest process advisory offerings include Six Sigma quality advisory services and BPO opportunity identification related to the merger activities of our clients.

Continuing to Invest in Operational Infrastructure

We will continue to invest in infrastructure, including human resources, process optimization and delivery platforms, to meet our growing client requirements. We will also continue to invest in developing and refining methodologies and analytical models and tools. We intend to further refine and supplement the innovative methods we use to recruit, train and retain our skilled employees. We will continue to focus on recruiting highly qualified employees and to develop our employees’ leadership skills through specialized programs, rigorous promotion standards, industry-specific training and competitive compensation packages that include incentive-based compensation. We also intend to continue our focus on process excellence by building on our extensive use of Six Sigma methodology to identify and eliminate inefficiencies, focusing on initiatives to solicit and implement process improvements from employees at all levels and continuing to develop proprietary tools to identify and deliver continued process enhancements. We believe that doing so will enable us to increase the volume of business from our clients and provide value-enhancing services. We recently expanded our facilities in Noida, India, by adding another facility with an installed capacity of 1,000 workstations. In addition, we are contractually committed to one of our clients to establish and maintain a viable offshore BPO operation outside of India by March 2007, either on our own or through a relationship (such as joint venture, partnership or alliance) with other parties where we maintain at least 26% of the controlling interest. This new facility must be capable of providing the services currently being performed for that client in India at a comparable cost to us and must be comparable in size to the existing facility from which the client services are being provided. We are actively looking at a few specific locations. We will evaluate other locations worldwide for further service delivery capabilities based on client preferences and needs, and infrastructure availability. In addition, we intend to establish a new operations facility in Noida, India, during 2007 with an installed capacity of approximately 1,150 workstations.

Pursuing Strategic Relationships and Acquisitions

We will continue to selectively consider strategic relationships with industry leaders that add new long-term client relationships, enhance the depth and breadth of our services or complement our business strategy. We will also selectively consider acquisitions or investments that would expand the scope of our existing services, add new clients or allow us to enter new geographic markets. For example, we recently completed the Inductis Acquisition, which significantly increased the size and scale of our existing research and analytics capabilities and enhanced our ability to deliver strategic services to our clients, introduced our management to a well-diversified base of research and analytics clients and strengthened and deepened our management team.

We may also broaden our global presence by continuing to expand our relationships with existing clients outside the United States and the United Kingdom and by adding new long-term relationships with leading multinational corporations.

Services

BPO Services

Our BPO services are structured around industry-focused BPO services, such as insurance, banking and financial services and utilities, and cross-industry BPO services, such as finance and accounting services, collection services and customer services.

Insurance Services.    Within the life insurance, property and casualty insurance, health insurance and retirement services business lines, we provide services in the areas of claims processing, premium and benefit administration, agency management, account reconciliation, policy research, policy servicing and customer service. We have acquired significant experience in transferring and managing processes in these areas.

Banking and Financial Services.    We have significant expertise in servicing and processing various banking products including residential mortgage lending, consumer finance, retail banking, credit cards, transaction services and other banking services. Our activities include customer service, transaction processing, underwriting support, documentation management and collateral monitoring.

Utilities.    We provide end-to-end back-office processing for customer operations, including metering-related services and billing, customer transfers and address changes, sales support, account reconciliation and collections. A large part of these services involves complex exception processing.

Finance and Accounting Services.    We provide certain finance and accounting services, including account payables, research, reconciliation of accounts and lock-box accounting. We intend to expand our services in this sector to include expense accounting, debit and credit accounting, account consolidation, departmental accounting, account balancing, accounting statements, budgeting and management information systems reporting.

Collection Services.    We provide early and mid-stage collection activities, generally using automated dialing systems and our proprietary Exl Collections System (ECS). In addition, we use our proprietary skip-tracing tool to access location information instantly via multiple websites in order to trace people who have moved or absconded without notice to avoid paying debts. We are one of the few vendors in India with experience with a wide range of collection processes, including credit card receivables, large mortgage loan payments and business-to-business insurance premium collections, as well as extensive dialer management experience, both on our proprietary systems and client systems.

Customer Services.    We provide a large array of customer management services, including e-mail management, customer service and web- and voice-based customer interaction functions.

We continuously seek to offer improved service delivery by means of detailed daily feedback through our ProMPT system and our contractual obligations to report to our clients.

Across the BPO services described above, we have successfully transferred and managed more than 225 processes, including the following:

Insurance Processes
Life Insurance	Property and Casualty Insurance

•      Administration of Insurance Agents
Licensing and contracting renewals, terminations, correspondence, commissions and brokerage amounts, debt management, administrating unclaimed monies by insurance agents

•      New Business Processing
Prescreening and acquiring new customers, underwriting, underwriting support, delivery requirements follow-up, policy issuance, fund application, refunds, non-sufficient funds, customer inquiries

•      Administration of Current Policies
Title and address changes, certificate reissue, endorsement, policy transfers, quotes and reinstatements, loans, exchanges, withdrawals, dividends, surrenders, maturities, direct debit instructions, customer service

•      Premium Administration
Application of premium, loan and interest adjustment, daily premium balancing, suspended policy research, payment mode changes, customer correspondence and service

•      Claims Processing
Examination, adjudication, settlement, tax compliance and compliance with state laws, customer correspondence and service

•      New Business Processing
Sales and conversion, quote acceptance, establishing new policies, policy upgrades, sales of multiple products, indexing

•      Administration of Current Policies
Customer service, lapses and renewals, mid-term adjustments, account reconciliations

•      Claims Processing
First notification of loss, initial reporting of claims and account initiation, customer service, technical claims, documentation, claims based on third party fault, total loss, scheduling on-site engineers’ inspection visits

•      Premium
Payment mode changes, collection

•      Broker Collections

•      Supplier Payments

Banking and Financial Services Processes
Consumer Finance	Retail Banking and Credit Cards	Mortgage Lending
• Consumer finance processing including verification, tracking and recording • Inbound customer service • Collections • Loan payoff • Telemarketing	• Customer service • Query resolution • Address change request • E-mail response • Collections	• Loan underwriting support • Loan verification • Property tax servicing • New loan set-up • Rate modification • Mortgage customer service • Seller/broker queries • Document management

Utilities	Finance and Accounting	Collections
• Metering and billing • Accounting • Collections • Customer transfers • Customer address changes • Sales support	• Accounts payable management • Vendor invoice processing • Validation and payment	• Collections from individuals • Collections from businesses • Automated dialing systems • Tracking debtors

Customer Service Processes

•      Voice, e-mail and blended processes

•      Customer service, including changes in delivery date and desktop configuration, returns, billing issues, pre-sales information, concessions and discount vouchers for loyal customers, catalogue requests

• Fulfilling orders, including e-mail queries and online orders

Research and Analytics Services

In 2005, we started offering research and analytics services, including data filtering, organization and synthesis, management information system reporting, trend and variance analysis, statistical and econometric modeling and economic and financial markets research. On July 1, 2006, we acquired Inductis, a research and analytics company serving primarily the financial services and insurance industries. Our research and analytical services access and analyze large volumes of data from multiple sources in order to understand historical performance or behavior or to predict a particular outcome.

Our service lines include analytical consulting, management consulting and analytical services. Analytical consulting and management consulting services include marketing analytics such as customer acquisition and retention, credit risk analytics, customer data integration and fraud detection, marketing strategy, product and service strategy, business process re-engineering, global resource optimization and outsourcing. Analytic services offerings include analytics staff augmentation, lead generation/marketing campaign management, collections services, and primary/secondary research, data management and analysis. Our offerings emphasize our expertise within the financial services and insurance industries, complemented by quantitative modeling techniques and knowledge of relevant technology platforms and business intelligence toolsets.

We deliver these services through a team of industry specialists and graduates with mathematical, statistical, engineering, economics, business or accounting backgrounds. Most of our research and analytical team members have received post-graduate degrees such as a masters degree in business or another quantitative or financial discipline.

Advisory Services, including Business Process-Risk Services and Process Excellence Services

In addition to our BPO services, we provide the following advisory services, which have enabled us to expand our client base and to migrate clients into our longer-term BPO service offerings.

Business Process Risk Services and Internal Controls Services.    Our Business Process Risk Services, or EXLBPRS, division provides services and technologies to identify, prioritize and manage our clients’ business process risks. Through a core team comprised of more than 75 certified accountants, internal auditors and process and technology experts, our EXLBPRS division provides compliance, technology and risk-management services and makes recommendations to improve existing business processes and controls. The EXLBPRS division also evaluates internal controls and provides internal controls testing services. We believe that clients of our EXLBPRS division may also look to outsource or co-source some of their internal audit functions and seek IT risk management and IT advisory services.

BPO Opportunity and Service Identification.    We have developed MOST, a unique methodology for identifying process optimization and BPO opportunities, migrating those processes and developing appropriate BPO services that we can customize to meet our clients’ requirements.

Process Re-engineering.    We use our Six Sigma improvement methodology and process management expertise to help clients improve their processes. We improve effectiveness and decrease costs for our clients by consolidating, streamlining and re-engineering their processes and platforms, which we believe encourages them to migrate and outsource processes to us.

Process Mapping and Documentation.    We provide consulting services to our clients in order to manage, control and improve process-oriented activities. As part of these services, we document their processes using our methodology and define and measure the performance evaluation standards of the processes. We have extensive process mapping experience spanning over 500 end-to-end processes.

Representative Projects

The following examples illustrate the types of business needs that we address.

U.S. Mortgage Bank

Client:    A top-ten U.S. mortgage originator in the business of operating as a hybrid thrift/mortgage banker, provides cost-efficient financing for the acquisition, development and improvement of single-family homes. Our client also offers home equity loans and invests in single-family mortgage-related assets. This client was seeking a cost-competitive outsourcing partner with substantial financial services industry knowledge and the ability to meet high quality standards.

Our Approach:    We first evaluated the various business processes conducted by the client and the challenges associated with those processes. We then applied our Six Sigma-based process transfer methodology, performed pilot migrations, trained employees in India and implemented quality control processes and process management procedures prior to initiating operations from our facilities.

Services Overview:    Since December 2001, we have provided a wide range of services to this client and the services we provide to this client have increased both in volume and complexity. We started with a new customer service process for this client designed to reduce first payment defaults and later also started processing early- and late-stage collections for the client’s mortgage loan portfolio. We then began to perform complex processes designed to pre-empt the refinancing of mortgages in a declining interest rate environment by proactively offering rate modifications to existing prime borrowers. The services we now provide to this client include:

• Customer information verification • Loan processing • Underwriting conditions • Collections • New loan setup audit • Wire approval diligence • Seller due diligence • Document management

•      Tax servicing

•      Rate modification

•      Broker due diligence

•      Customer service and loan verification

•      Post close audit functions (back-office)

•      Post close audit (voice)

•      Appraisal processing

•      Broker license validation

Selected services that we have helped provide include:

•	re-engineering key processes before migrating them to our sites in India, and

•	formulating and standardizing desktop procedures for various banking functions.

Growth in Relationship:    Our relationship with this client has grown from one process to include more than 15 different processes being serviced by over 280 employees. The processes we manage for this client include mortgage origination, mortgage loan collections and mortgage servicing, each of which has been outsourced to us under contracts with initial terms of three years. We are currently in the process of negotiating a renewal of this contract for an additional three-year term. Over 70% of our employees who work for this client are deployed on complex transaction processing activities.

U.K. Insurance Company

Client:    One of the largest insurance companies in the world and a leading insurer in the U.K. market. This client sought an alternative to its captive U.K. customer service centers. Our mandate included re-engineering their processes in their automotive, household, commercial and life insurance operations to improve efficiency and productivity.

Our Approach:    We formulated a composite project team consisting of EXL and client senior staff and designed and implemented a common project plan with the client. We initially invested in training designed to familiarize our new staff with U.K. culture, basics of general insurance, accent neutralization and financial service market operations in the United Kingdom and obtaining the proper certifications in order to meet industry regulatory requirements. We customized our recruitment strategy to screen candidates for aptitude, cultural adaptability and strong analytical and decision-making skills. We then implemented our Six Sigma-based migration methodology for transferring processes from the client site while complying with U.K. insurance regulatory practices. To ensure a successful transfer, we had client subject matter experts present onsite in India during training and the pilot phases of process migration. To improve performance quality, we solicited feedback from process managers, quality control executives, select-end customers and the client’s employees. We continue to implement Six Sigma-based initiatives in this client’s processes to improve quality.

Services Overview:    We provide a range of insurance BPO services to this client:

New Business Processing	Administration of Current Policies
• Motor Sales, conversion, quote acceptance, cross-selling, establishing new policies, policy upgrades • Household Establishing new policies • Commercial Insurance Establishing new policies

•      Motor
Customer service, address changes, servicing policy requests, mid-term adjustments, policy lapses and renewals, conversion

•      Household
Mid-term adjustments, policy lapses and renewals, conversion

•      Commercial Insurance
Mid-term adjustments, policy lapses and renewals

•      Life Insurance
Maturities, direct debit instructions, indexing, change of address, customer service

Claims Processing	Accounting

•      Motor
Customer service, claims progress and finalization (including total loss and third party cases), scheduling on-site engineers’ inspection visits, claim payments, routing claims to appropriate department

•      Household
Initial reporting of claims and account initiation, status checks, customer service, routing claims to appropriate department

•      Customer Accounts
Direct debit instructions, set up changes and new account processing, cancellations, reconciliation of accounts, correspondence with brokers, underwriters and customers

•      Collections

Selected services that we helped improve include the following:

•	deploying a dialer-based service that improved the answer rate during peak hours while maintaining a constant number of full-time employee equivalents;

•	adding services on weekends and developed processes to reduce turnaround and handle times and improve sales conversion percentages, resulting in improved productivity;

•	fixing the backlog of outstanding actions required for claim settlement;

•	evaluating customer experience metrics that enabled us to understand process performance and customer issues on an ongoing basis;

•	improving customer experience and sales conversion rates using Six Sigma methodologies; and

•	reducing the pricing cycle time in the client’s commercial business line.

Growth in Relationship:    We have developed what we consider to be strong and deep customer relationships with this client. We entered into our first outsourcing contract with this client for automotive and household insurance services in March 2003. We have currently deployed over 2,500 employees at two locations in India who are engaged in 36 processes pertaining to this contract (up from about 270 employees engaged in one process deployed in March 2003). In January 2004, we entered into a second outsourcing contract from this client for life insurance services. These contracts had initial terms of three and five years, respectively.

U.K. Utility Service Provider

Client:    One of the largest utility services providers in the United Kingdom was trying to reduce the high costs of service delivery. As part of its cost-reduction efforts, it was planning to migrate customer accounts from various existing older systems to a new billing system and to outsource exception processing.

Our Approach:    Over 12 months, we have successfully managed the transition of 11 processes to our Noida and Pune facilities. We utilized our proprietary MOST methodology to manage the transition, and we have recruited and trained over 1,200 professionals to manage this client’s processes. We were able to mitigate the challenges that arose from the simultaneous transition of the client to a new billing platform and the transfer of work offshore through the use of a migration methodology. Our process advisory consultants implemented workflow mechanisms in the new environment and enabled remote servicing of this client’s processes. By utilizing our professionals across multiple client processes, the risk of volume variation across processes was mitigated and we were able to incorporate service flexibility while meeting key milestones established by the client.

Services Overview:    We provide a range of back-office BPO services to this client:

Customer Transfers	Billing and Metering	Customer Moves	Imbalance

• Acquisitions and withdrawals of customers • Disputed meter readings	• Device management • Billing and meter reading management • Payment plans	• Customer move-in and move-out processing • Customer address changes	• Sales Support

In addition to the BPO services discussed above, the client has also utilized some of our other services, including our Six Sigma process advisory services, research and analytics services and business process mapping services. Several of our Six Sigma process improvement services assisted in the deployment of statistical process control mechanisms for this client. Our process improvement services were used to control account imbalances due to unbilled accounts, portfolio mismatch and disputed meter readings. Improvement services were also undertaken to validate and increase the productivity of the client’s customer acquisition methods. We also created models for debt transformation and to forecast the volume of activities to be performed through back office processes.

Growth in Relationship:    Our relationship with this client has grown from the period of initial contract in July 2005. We have increased the number of full-time employees servicing this client’s processes and are servicing additional processes for this client. We are also providing our research and analytics services to this client.

Sales and Marketing

We market our services directly through our sales and marketing team, which operates out of New York and London, and our business development team, which operates out of Noida, India.

Our sales, marketing and business development group is responsible for new client acquisition, client relationship management, public relations and participation in industry forums and conferences in the United States, the United Kingdom and India. Our sales, marketing and business development group identifies prospective clients based on selective criteria that apply our industry expertise to the prospective client’s business lines, goals and operating constraints, and qualify the long-term relationship potential with the client. Our client relationships typically evolve from a single, discrete process into a series of additional complex, integrated processes across multiple business lines.

Our sales and marketing professionals operate collaboratively with our business development professionals based in India. Our sales and marketing professionals focus on identifying, qualifying and initiating discussions with prospective clients, while our business development team frames services, prepares responses to requests for proposals, hosts client visits to our facilities and coordinates due diligence investigations into client processes. As of July 1, 2006, we had eight sales and marketing professionals in the United States and four in the United Kingdom. Each member of our sales and marketing team has significant experience in offshore outsourcing and has expertise in identifying outsourcing opportunities and process migration in the BFSI sector. We intend to expand our sales and marketing team to 11 persons in the United States and to five persons in the United Kingdom. Our business development team consists of 11 professionals.

Our sales, marketing and business development group works actively with our service delivery team as the sales process moves closer to the prospective client’s selection of a BPO service provider. The account manager or sales executive works with the service delivery team to define the scope, services, assumptions and execution strategies for a proposed project and to develop project estimates and pricing and sales proposals. Senior management reviews and approves each proposal. The selling cycle varies depending on the type of service required and generally ranges from six months to over a year.

Members of our sales, marketing and business development group remain actively involved in a project through the execution phase as relationship management representatives. Supporting each relationship manager is a corporate sponsor, executive steering committee, operations leadership team and, in some cases, a dedicated human resources and infrastructure team. Relationship managers are also responsible for business expansion and revenue growth from their accounts.

Clients

We currently have over 50 clients. Our largest clients in 2005, on a pro forma basis, were Norwich Union, American Express and Dell (including Dell Financial Services), which together accounted for approximately 62.8% of our total pro forma revenues in 2005. Other BPO clients include Centrica plc, Indymac Bank, Prudential Financial and a top three U.S. bank. Our advisory clients include Sunterra Resorts, Stanley Tool, United Technologies, Charter Mac, Suntrust Bank and Affirmative Insurance. While we are developing relationships with new clients and expect to continue to diversify our client base, we believe that the loss of any of our largest clients could have a material adverse effect on our financial condition. See “Risk Factors—Risks Related to Our Business—We have a limited number of clients and provide services to few industries. In 2005, 62.8% of our pro forma revenues came from three clients.”

Our long-term relationships with our clients typically evolve from providing a single, discrete process into providing a series of complex, integrated processes across multiple business lines. We enter into long-term agreements with our clients with terms of between typically three and seven years. Each agreement is individually negotiated with the client. We provide services to Norwich Union, which represented $36.4 million, or 38.3%, of our pro forma revenues in 2005, under two framework agreements and work orders generated by these agreements. The first framework agreement expires in January 2007 and can be terminated by our client for cause only during its initial term, but work orders under that agreement cannot be terminated without cause before July 1, 2007. The second framework agreement expires in July 2009 and can be terminated by our client without cause upon six months prior notice and payment to us of a break-up fee during its initial term. After these initial terms, Norwich Union may terminate these agreements without cause or penalty with six months notice. Our agreement with American Express, which represented 12.6% of our pro forma revenues in 2005, provides that American Express may terminate the agreement at any time and without cause with five days prior notice. We provide services to Dell (including Dell Financial Services), which represented 11.9% of our pro forma revenues in 2005, under two main agreements. The first agreement expires on November 1, 2006, is automatically renewable for additional one-year terms and can be terminated by our client at any time and without cause with 30 days prior notice. The second agreement expires on May 15, 2009, is automatically renewable for additional one-year terms and can be terminated by our client at any time and without cause with 120 days prior notice. BPO contracts with other clients representing approximately 3.6% of our pro forma revenues in 2005 will expire within 12 months. See “Risk Factors—Risks Related to Our Business—Our client contracts contain certain termination provisions that could have an adverse effect on our business and results of operations.”

In addition, our agreements generally limit our liability to our clients to a maximum amount, subject in many cases to certain exceptions such as indemnification for third-party claims and breaches of confidentiality. In order to tailor to the specific needs of our clients, we enter into contracts with varying terms. For example, under one of our contracts with Norwich Union, Norwich Union has the option beginning in January 2008 and continuing through February 2011 to pay us an amount that will approximate the net asset value of our Pune facilities on the date of transfer and assume the operations of these facilities, together with all of our employees who at that time are working under that contract. See “Certain Relationships and Related Transactions—Agreements with Norwich Union—Option to Purchase Stock of NCOP.”

Competition

Competition in the BPO services industry is intense and growing. See “Risk Factors—Risks Related to Our Business—We face significant competition from U.S.-based and non-U.S.-based outsourcing and information technology companies and from our clients, who may perform outsourcing services themselves, either in-house, in the United States or through offshore groups or other arrangements.”

Many companies, including certain of our clients, choose to perform some or all of their customer service, collections and back-office processes internally. Their employees provide these services as part of their regular business operations. Some companies have moved portions of their in-house customer management functions offshore, including to offshore affiliates. We believe our key advantage over in-house business processes is that we give companies the opportunity to focus on their core products and services while we focus on service delivery and operational excellence. We believe that clients who operate a hybrid business model—partnering with external BPO providers while handling other BPO functions in-house—have the opportunity to benchmark the performance of their internal BPO operations against ours.

We compete primarily against:

•	BPO service companies based in offshore locations, particularly India, such as Genpact and WNS Global Services;

•	the BPO divisions of large IT service companies and global BPO services companies located in the United States, such as Accenture, Electronic Data Systems Corp. and International Business Machines; and

•	the BPO divisions of IT service companies located in India such as Progeon (owned by Infosys Technologies Limited), Tata Consultancy Services Limited and Wipro BPO (owned by Wipro Technologies Limited).

We compete against these entities by establishing ourselves as a service provider with deep industry expertise in the BFSI sector, which enables us to respond rapidly to market trends and the evolving needs of our clients in this sector, and at a lower cost base than global BPO services companies. See “—Business Strategy—Extending Our Industry Expertise.”

We expect that competition will increase and potentially include companies from other countries that have lower personnel costs than those currently in India. A significant part of our competitive advantage has historically been a wage cost advantage relative to companies in the United States and Europe and the ability to attract and retain highly experienced and skilled employees. We believe, however, that as a result of rising wage costs in India, our ability to compete effectively will increasingly depend on our ability to provide high quality, on-time, complex services that require expertise in certain technical areas and to expand geographically.

Intellectual Property

We generally use our clients’ software systems and third-party software platforms to provide our services. We customarily enter into licensing and nondisclosure agreements with our clients with respect to the use of their software systems and platforms. Our contracts usually provide that all intellectual property created for use of our clients will automatically be assigned to our clients.

Our principal intellectual property consists of proprietary software and the know-how of our management. We have filed several trademark applications, including applications for our logo and mark and for MICROANALYTIX, with the U.S. Patent and Trademark Office. We have filed trademark applications for the “EXL” mark in India and the United States, both of which are pending. In addition, we have filed a trademark application for the INDUCTIS mark in India, which we have also registered as a trademark in the United States. We have four unregistered trademarks: MOST, ECS, ProMPT and SOFT. MOST is a proprietary opportunity identification and migration methodology for processes that we have used in connection with a substantial majority of our process migrations. Our proprietary software includes collections software called ECS, our web-enabled ProMPT system and our SOFT system. ProMPT assists our managers in process management and performance evaluation, including tracking individual performance of agents, team leaders and other employees, and we use SOFT to implement process-oriented workforce management for client operations. We have recently launched a new version of ProMPT, which includes advanced analytics capacity and process control capabilities, and other enhanced features. We consider our business processes and implementation methodologies to be confidential, proprietary information and to include trade secrets that are important to our business. Clients and business partners sign a nondisclosure agreement requiring confidential treatment of our information. Our employees are also required to sign confidentiality agreements as a condition to their employment.

Technology

We have a well-developed international telecommunications capacity to support our BPO, research and analytics and advisory services. We use an international wide area network from India to connect to our points of presence in the United States and the United Kingdom. Our networking and telecommunications hubs are situated in Sunnyvale, California, and New York, New York, providing technology interface locations on the east and west coasts of the United States. Our business continuity management plan includes plans to eliminate certain risks inherent in critical applications by building redundancies and resilience into the connectivity and telecom infrastructure, network, systems, power availability, transportation, physical security, and trained manpower availability, as well as utilizing distributed computing.

To increase stable data and telecommunications capacity, we lease bandwidth from a number of different providers, including AT&T, VSNL, Telstra, Cable & Wireless and British Telecom internationally; Qwest Communications, Broadwing, AT&T and PacBell, in the United States; and VSNL, Bharti, Reliance and Tata Indicom in India. Currently, we have a bandwidth of 26 megabits-per-second, or Mbps, in the United States and over 50 Mbps in the United Kingdom, which we believe is adequate for our business. We have implemented closed user group connectivity across all processing centers and technology hubs which should allow seamless transition from one center to the other in case of an outage.

Our infrastructure is built on industry standards and we work closely with several leading original equipment manufacturers and principal technology partners. The robustness of our telecommunications network has allowed us to achieve an average network availability of 99.9% for day-to-day operations.

We customize our technology solutions in line with our clients’ business outsourcing requirements. Our technology teams are comprised of expert professionals from technology project management, infrastructure management, information security and technology operational service delivery, thereby permitting us to adapt our infrastructure services to our clients through various phases of our client engagements. We seek to understand our client’s business and outsourcing requirements and its process platforms, develop and implement customized services to our clients and deliver reliable services that facilitate the offshore conduct and management of their business processes.

Our business continuity management plan includes strategies to mitigate certain inherent risks and failures in critical platforms and applications by using a combination of redundancies and resilience in our technology infrastructure, telecom networks and distributed computing, relying on a combination of state-provided and privately-owned power sources, a distribution of work between our multiple service delivery centers and multi-vendor transportation and logistics management. We also employ a dedicated team of trained professionals to help maintain continuity whenever possible.

Our methodology on business continuity management and information security involves implementation of an organization-wide framework, including our business operations, human resources, technology, facilities and marketing and communications divisions. The framework involves strategic planning, rigorous operational implementation, scheduled testing and simulations, reviews and strategy formulation. Leveraging from our operational, technological and facilities risk mitigation capabilities, we customize business continuity plans for our key client relationships, including splitting mission-critical processes among center, regional and client locations and working with our client to implement such process operations.

We have the following systems in place to protect the privacy of our clients and their customers and to ensure compliance with the laws and regulations governing our activities:

•	our information security policies comply with International Standards, including British Standards 7799 and ISO 9001:2000, for optimal management of various aspects of information security, including personnel, physical, systems and facility security;

•	our information security framework addresses compliance requirements and protection of our clients’ and their customers’ information;

•	specific provisions for complying with the FDIC Safe Harbor Provisions, the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act, the EU Privacy Directive and other client-specific needs;

•	information systems teams formed for each client for the development, implementation and coordination of policies and procedures specific to that client’s processes; and

•	periodic internal and external audits of both our information systems policy and implemented controls.

Currently, four of our service delivery centers are British Standards 7799 certified, and we expect to seek similar certifications in our other service delivery centers.

Process Compliance and Management

We have an independent quality compliance team to monitor, analyze, provide feedback on and report process performance and compliance. In addition, we have a customer experience team to assess and improve end customer experience for all processes. Currently, we have over 200 quality compliance analysts and customer experience analysts.

We report process performance on ProMPT, our proprietary process management and performance tracking service. ProMPT is a web-based service accessible by both our clients and us that provides digital dashboards for evaluating process management and performance at any level within an organization, including tracking the individual performance of agents, team leaders and other employees. ProMPT provides Six Sigma-based process analysis, including trend analysis, distribution analysis and cause-and-effect analysis and tracking. We have recently launched a new version of ProMPT, which includes advanced analytics capacity and process control capabilities, and other enhanced features.

Employees

As of July 1, 2006, we had approximately 7,300 full-time employees, substantially all of whom are based in India. We have 88 employees in the United States and United Kingdom. Our employees are not unionized. We have never experienced any work stoppages and believe that our employee relations are good.

Hiring and Recruiting

Our employees are critical to the success of our business. Accordingly, we focus heavily on recruiting, training and retaining our professionals.

We have developed effective strategies and a strong track record in recruiting. We have more than 40 employees devoted to recruiting located throughout India in areas where we expect that our recruitment efforts will be effective. Some of the strategies we have adopted to increase efficiency in our hiring practices include online voice assessment, dedicated recruitment offices across the country and subsidized housing for new employees who travel from neighboring cities to work at our operations centers. Our hiring policies focus on identifying high quality employees who demonstrate a high propensity for learning, contribution to client services and growth. Candidates must undergo numerous tests and interviews before we extend offers for employment. We also conduct extensive background checks on candidates, including criminal background checks. In 2005, we received approximately 36,880 applications for employment and hired approximately 3,681 new professionals. We also have an employee referral program that provides us with a cost effective way of accessing qualified potential employees.

We offer our professionals competitive compensation packages that include significant incentive-based compensation and offer a variety of benefits, including free transport to and from home, subsidized meals, free access to recreational facilities and subsidized housing within close proximity to our operations centers. In the quarter ended June 30, 2006, our turnover rate for billable employees—employees who execute business processes for our clients following the completion of our six month probationary period—was approximately 38%. Our turnover has been declining sequentially for the past four quarters. See “Risk Factors—Risks Related to Our Business—We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is intense and we experience significant employee turnover rates.”

Training and Development

We dedicate significant resources to the training and development of our professionals. We have approximately 200 full-time certified trainers responsible for training our employees. Training works in tandem with recruitment, operations and quality control to create an end-to-end process for value addition, skill evaluation, enhancement and certification. We also use training to provide continuity by linking skill assessment at the point of recruitment to subsequent assessment and on-the-job training.

We customize our training design to country, client and service, closely collaborating with the client throughout the training process. Training for new employees includes culture, voice and accent training. We also have ongoing training that includes refresher training programs and personality development programs. In addition, we develop our employees’ leadership skills through leadership development programs, other talent identification mechanisms and significant monetary and non-monetary incentives.

Workforce Management

SOFT is our proprietary platform for implementing process-oriented workforce management for client operations. We customize SOFT to cater to each process’ unique requirements, and use SOFT to forecast work volume, schedule resources and management and analyze workforce management.

Properties

Our corporate headquarters are located in New York, New York. We operate six operations centers in India with a current installed capacity of approximately 4,645 agent workstations that operate on an uninterrupted 24/7 basis and are available to be staffed on a three-shift basis. Our networking and telecom hubs are located in Sunnyvale, California and in New York, New York. We lease all of our properties, and each of our leases is renewable at our option. The following table describes each of our material properties and lease expiration dates as of July 1, 2006.

Facility	Location	Space	No. of Agent Workstations	Lease Expiration	Buy Option on Leased Premises
Corporate Headquarters	New York, New York	8,940 sq. ft.	N/A	March 30, 2009	No
Operations Center I	Noida, India	50,000 sq. ft.	681	March 14, 2010 (option to extend until 2015)	No
Operations Center II	Noida, India	39,700 sq. ft.	489	May 17, 2008 (renewable until 2016)	No
Operations Center III (including corporate offices)	Noida, India	68,800 sq. ft.	669	May 7, 2011	Yes
Operations Center IV-A	Pune, India	42,559 sq. ft. 43,802 sq. ft.	435-Grd. 590-First	July 31, 2013 February 16, 2014	Yes(1)
Operations Center IV-B(2)	Pune, India	61,802 sq. ft. 43,802 sq. ft.	440-5&7 491-6	December 2, 2013 December 31, 2013	Yes
Operations Center V	Noida, India	104,000 sq. ft.	1,093	August 29, 2010 (option to extend until 2023)	Yes
Gurgaon Facility	Gurgaon, India	20,628 sq. ft.	197	July 2008 (option to extend until 2014)	No

(1)	We intend to exercise our buy-out option with regard to Operations Center IV-A, for a total estimated cost, including fit-out, of approximately $3.0 million.
(2)	Approximately 105,604 square feet of space (including approximately 1,093 agent workstations) in our Operations Center IV-B are subject to a purchase option held by our client Norwich Union. This option is exercisable at any time commencing in January 2008 until February 2011. See “Certain Relationships and Related Transactions—Agreements with Norwich Union—Option to Purchase Stock of NCOP.”

All of our operations centers are equipped with fiber connectivity and have access to other power sources.

We intend to establish a new operations facility in Noida, India, during 2007 with an installed capacity of approximately 1,150 workstations at a total estimated cost of approximately $8.0 million. We are also contractually committed to one of our clients to establish and maintain a viable offshore BPO operation outside of India by March 2007, either on our own or through a relationship (such as a joint venture, partnership or alliance) with other parties where we maintain at least 26% of the controlling interest. This new facility must be capable of providing the services currently being performed for that client in India at a comparable cost to us and must be comparable in size to the existing facility in which the client services are being provided. We are actively looking at a few specific locations.

Regulation

Because of the diversity and highly complex nature of our service offerings, our operations are subject to a variety of rules and regulations and several U.S. and foreign federal and state agencies regulate aspects of our business. In addition, our clients may contractually require that we comply with certain rules and regulations, even if those rules and regulations do not actually apply to us. Failure to comply with any applicable laws and regulations could result in restrictions on our ability to provide our products and services, as well as the imposition of civil fines and criminal penalties, which could have a material adverse effect on our operations.

We are one of the few offshore BPO service providers that can provide TPA insurance services in 43 states of the United States, having been licensed or exempted from, or not subject to, licensing in each of those states, which may help make us an attractive service provider to future clients.

Our debt collection services are subject to the Fair Debt Collection Practices Act, which regulates debt collection practices. In addition, many states require a debt collector to apply for, be granted and maintain a license to engage in debt collection activities within a state. We are currently licensed (or exempt from licensing requirements) to provide debt collection services in all but one state in the United States that have non-exempt requirements and have separate conditional exemptions with respect to our ongoing collection obligations.

Our operations are also subject to compliance with a variety of other laws federal and regulations that apply to certain portions of our business such as the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act of 1996, the Truth in Lending Act, the Fair Credit Billing Act, the Fair Debt Collections Practices Act and FDIC rules and regulations. Our client contracts specify what particular regulatory requirements we must meet in connection with the BPO services we provide. We train our employees regarding the applicable laws and regulations.

Regulation of our business by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Indian government, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities, which will expire by location in 2009. As a result of these incentives, our operations have been subject to lower Indian tax liabilities. Our subsidiaries in India are also subject to certain currency transfer restrictions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Income Tax” and “—Foreign Currency.”

Legal Proceedings

Tax Proceedings

On March 23, 2006, the Indian taxing authorities issued an assessment order with respect to their audit of EXL India’s 2003-04 tax year alleging that the transfer price we applied to transactions between EXL India and EXL Inc. was not appropriate and disallowing certain expenses claimed as tax deductible by EXL India. Indian transfer pricing regulations require that any international transaction involving related corporations be at an arms’ length price. Transactions among our subsidiaries and us may be considered such transactions. This assessment, rectified on May 24, 2006, demands that EXL India pay additional taxes in the amount of 96,796,762 Indian rupees (approximately $2.1 million at the exchange rate in effect on June 30, 2006).

The Indian taxing authorities also recently issued a second assessment order alleging that EXL Inc. has a permanent establishment in India and demanding the payment of additional taxes in the amount of 146,655,473 Indian rupees (approximately $3.2 million at the exchange rate in effect on June 30, 2006). If EXL Inc. were found to have a permanent establishment in India, it would be required to pay Indian taxes on the income deemed attributed to such permanent establishment not only for the 2003-04 tax year but for subsequent years as well.

The Indian tax authorities also initiated proceedings seeking to levy certain penalties in connection with these two assessments.

We are contesting both of these assessments and filed appeals within 30 days of the receipt of these assessments with the Commissioner of Tax Appeals in New Delhi. Under Indian tax regulations, we have been required to pay approximately 20.0 million Indian rupees (approximately $436,000 at the exchange rate in effect on June 30, 2006) as a deposit on the first assessment before exhausting all our available opportunities to appeal this assessment. We may be required to pay additional amounts with respect to the first and second assessment. Any amount paid by us will be refunded to us with interest if we succeed in our appeals. We cannot assure you that our appeals will be successful.

In addition, the Indian tax authorities are conducting an audit of our 2004-05 tax year. While no assessments have yet been made in connection with the 2004-05 audit, there can be no assurance that we will not receive additional assessments or be required to pay significant additional taxes with respect to that tax year, or that the Indian taxing authorities will not pursue audits for other tax years.

Any failure of our appeals or further assessments would reduce our profitability and cash flows.

Other Proceedings

In the course of our normal business activities, various lawsuits, claims and proceedings may be instituted or asserted against us. We believe that the disposition of matters instituted or asserted will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

THE INDUCTIS ACQUISITION

Overview

On July 1, 2006, we acquired Inductis through a merger, as a result of which Inductis became a wholly owned subsidiary of ExlService Holdings pursuant to an Agreement and Plan of Merger, dated June 30, 2006, or the Inductis Acquisition agreement. We estimate that the total consideration for the Inductis Acquisition, including the assumption of liabilities, earnout and contingent payments and transaction costs, but excluding a working capital adjustment of approximately $0.5 million, as further described below, is approximately $30.9 million.

We paid approximately $13.0 million at the closing of the Inductis Acquisition, in the form of $2.4 million in cash, the issuance of 524,981 shares of our Series A common stock (1,049,962 shares of our common stock after giving effect to the Share Conversion) after withholding in respect of taxes, $0.9 million in transaction costs and a $0.4 million bonus payable in January 2007.

We agreed to make certain additional working capital adjustment, earnout and contingent payments to the former holders of Inductis securities as further described below.

We also assumed lines of credit, a term loan and certain other Inductis debt. As of June 30, 2006, an aggregate of $2.5 million was outstanding under the lines of credit and $1.8 million was outstanding under the term loan. We repaid all these obligations in full on September 26, 2006.

In the merger:

•	each outstanding share of Inductis common stock was converted into the right to receive cash and shares of our Series A common stock and the right to receive certain earnout and contingent payments if certain performance conditions are achieved, as further described below;

•	holders of Inductis restricted stock received a combination of cash, shares of our Series A common stock, grants of restricted shares of our Series B common stock under our Management Incentive Plan as described below, a cash bonus payable on January 1, 2007 and the right to receive certain earnout and contingent payments if certain performance conditions are achieved, as further described below; and

•	holders of unvested options to purchase shares of Inductis common stock received cash, grants of restricted shares of our Series B common stock under our Management Incentive Plan and a cash bonus payable on January 1, 2007.

As part of our management incentives, we granted 84,897 restricted shares of our Series B common stock (169,794 shares of our common stock after giving effect to the Share Conversion), subject to certain vesting requirements, under our Management Incentive Plan to the holders of Inductis common stock, restricted stock and unvested options. Of the 84,897 restricted shares of Series B common stock granted in the Inductis Acquisition, 53,755 shares (107,510 shares of our common stock after giving effect to the Share Conversion) are subject to vesting over two or three years. The remaining 31,142 shares (62,284 shares of our common stock after giving effect to the Share Conversion) will vest or be forfeited based upon our attainment of the earnout and contingent payment targets for the historic Inductis business in 2006 and 2007 described below. If we do not attain the minimum thresholds for such earnout or contingent payments, certain of these restricted shares of Series B common stock will be forfeited by the recipients thereof. See “Management—Management Incentive Plan” for a more complete discussion regarding the terms of the restricted shares of our Series B common stock issued in connection with the Inductis Acquisition.

Working Capital Adjustment

The purchase price in the Inductis Acquisition is subject to a working capital adjustment based on the net working capital of Inductis and its subsidiaries as of June 30, 2006. Net working capital means all current consolidated assets of Inductis and its subsidiaries, as determined in accordance with GAAP, less all current liabilities and all current and long-term debt of Inductis and its subsidiaries, as determined in accordance with GAAP. Based on net working capital at June 30, 2006, we are required to pay approximately $0.5 million as additional consideration to the former holders of Inductis securities in the form of cash.

Earnout Payments

Former holders of Inductis common stock and restricted stock may also be entitled to receive additional shares of our Series A common stock (and the 31,142 restricted shares of Series B common stock will vest or be forfeited) based on Inductis’ revenues and profit margins (determined in accordance with the provisions of the Inductis Acquisition agreement) in 2006 and 2007 as follows:

If Inductis’ profit adjusted earnout revenue (which amount is defined in the Inductis Acquisition agreement to equal either its revenue or a lower amount if certain profit margin targets are not achieved as set forth in the Inductis Acquisition agreement) is equal to or exceeds $28.0 million during fiscal year 2006, the former holders of Inductis common stock and restricted stock will be entitled to receive an aggregate of 194,953 shares of our Series A common stock (389,906 shares of our common stock after giving effect to the Share Conversion). If its profit adjusted earnout revenue is between $25.2 million and $28.0 million during fiscal year 2006, the former holders of Inductis common stock and restricted stock will be entitled to receive a number of shares of our Series A common stock ranging from 64,334 shares (128,668 shares of our common stock after giving effect to the Share Conversion) to, but not including, 194,953 shares (389,906 shares of our common stock after giving effect to the Share Conversion), with the actual number determined pursuant to a formula set forth in the Inductis Acquisition agreement. If Inductis’ profit adjusted earnout revenue is less than $25.2 million during fiscal year 2006, the former holders of Inductis common stock and restricted stock will receive no shares of common stock with respect to fiscal year 2006, subject to a possible “catch-up” opportunity based on the results for fiscal year 2007, as described below.

If Inductis’ profit adjusted earnout revenue is equal to or exceeds $35.0 million during fiscal year 2007, the former holders of Inductis common stock and restricted stock will be entitled to receive an aggregate of 194,953 shares of our Series A common stock (389,906 shares of our common stock after giving effect to the Share Conversion). If its profit adjusted earnout revenue is between $31.5 million and $35.0 million during fiscal year 2007, the former holders of Inductis common stock and restricted stock will be entitled to receive a number of shares of our common stock ranging from 64,334 shares (128,668 shares of our common stock after giving effect to the Share Conversion) to, but not including, 194,953 shares (389,906 shares of our common stock after giving effect to the Share Conversion), with the actual number determined pursuant to a formula set forth in the Inductis Acquisition agreement. If Inductis’ profit adjusted earnout revenue is less than $31.5 million during fiscal year 2007, the former holders of Inductis common stock and restricted stock will receive no shares of common stock with respect to fiscal year 2007.

In addition, if Inductis’ profit adjusted earnout revenue does not equal or exceed $28.0 million in fiscal year 2006 and its profit adjusted earnout revenue for fiscal year 2007 exceeds $35.0 million, then the amount by which its profit adjusted earnout revenue in fiscal year 2007 exceeds $35.0 million will be added to its profit adjusted earnout revenue for fiscal year 2006, the earnout calculation for such year will be recalculated and any additional shares issuable to the former holders of Inductis common stock and restricted stock pursuant to such recalculation will be issued.

Under no circumstances will more than an aggregate of 389,906 shares of our Series A common stock (779,812 shares of our common stock after giving effect to the Share Conversion) be issued to the former holders of Inductis common stock and restricted stock under these earnout provisions.

Contingent Payments

If Inductis’ profit adjusted upside revenue (which amount is defined in the Inductis Acquisition agreement to equal either its profit margin in fiscal year 2007 or a lower amount if certain profit margin targets are not achieved as set forth in the Inductis Acquisition agreement) in fiscal year 2007 is equal to or greater than $42.0 million but less than $49.0 million, former holders of Inductis common stock and restricted stock will also be entitled to an aggregate payment ranging from approximately $0.6 million to approximately $6.5 million depending on Inductis’ profit adjusted upside revenue. An aggregate payment of $6.5 million will be due if its profit adjusted upside revenue equals or exceeds $49.0 million. The payment, if any, will be made in cash, in shares of our common stock valued at the average price of our common stock during the ten trading days following our announcement of financial results for fiscal year 2007 or a combination of cash and shares, the mix of which cannot be determined until the size of the contingent payments, if any, is determined. However, no upside payment will be due if 77% or fewer of the employees of Inductis and its subsidiaries are employed outside the United States or if 62% or more of Inductis’ consolidated revenues, other than revenues from analytics services, in fiscal year 2007 are from two specified clients.

Indemnification

Subject to certain limited exceptions identified below, the representations, warranties and covenants of Inductis, the former holders of Inductis common stock and the Company will survive the closing for one year. Representations and warranties of Inductis, the former holders of Inductis common stock and the Company relating to capitalization and stock ownership, authority, liabilities, iTouchpoint Technologies LLC, or iTouchpoint, brokers, certain statutes of Delaware law, and capitalization will survive without limitation. Representations and warranties relating to tax and ERISA matters will survive until 60 days after the expiration of the applicable statute of limitations. Representations and warranties of the Company in any case will terminate upon this offering, except with regard to matters for which a claims notice was received by us prior to such consummation date. In addition the former holders of Inductis have agreed to indemnify us for any losses we incur: (i) relating to iTouchpoint or the Inductis-terminated asset purchase agreement to acquire iTouchpoint; (ii) arising from the breach or nonperformance of representations, warranties, covenants or obligations of Inductis in connection with the Inductis Acquisition; or (iii) relating to any claims made against us by a former holder of Inductis common stock that are not related to any non-performance by us of our obligations under the Inductis Acquisition agreement. We have agreed to indemnify the former holders of Inductis common stock for any losses they incur relating to a breach by us of any of our representations, warranties or covenants under the Inductis Acquisition agreement.

The indemnification obligations of the former holders of Inductis common stock are generally subject to an aggregate deductible amount ($200,000), a maximum aggregate amount of $5.0 million plus 50% of any earnout payment and certain other limitations. The maximum aggregate amount will not apply to certain representations, warranties and covenants such as those relating to ownership, authority, tax, ERISA matters and iTouchpoint.

Company Holder Agreement

As part of the Inductis Acquisition, each former holder of Inductis common stock who received shares of our Series A common stock entered into a Company Holder Agreement with us. The Company Holder Agreements prohibit these former holders of Inductis common stock from transferring the shares of Series A common stock they received as part of the Inductis Acquisition for a three-year period commencing July 1, 2006, with such transfer restrictions expiring each year with regard to one-third of such shares held by each such former holder of Inductis common stock. However, former holders of Inductis common stock are released from these transfer restrictions upon a change of control of the ExlService Holdings, if the holder becomes disabled or if the holder’s employment with us is terminated by us without “cause” or by the holder for “good reason.” Furthermore, if either Mr. Talwar or Mr. Kapoor sells in excess of 33% of their shares of our Series A common stock prior to June 30, 2008 or in excess of 66% of their shares of our Series A common stock prior to June 30, 2009, then the former holders of Inductis common stock may sell an additional percentage of their shares equal to the percentage that either Mr. Talwar or Mr. Kapoor sold above 33% or 66%, as applicable.

In addition, the Company Holder Agreements prohibit the former holders of Inductis common stock from transferring any shares of Series A common stock received pursuant to the earnout provisions of the Inductis Acquisition agreement for a period of 12 months from the date of issuance of such shares. However, former holders of Inductis common stock are released from these transfer restrictions upon a change of control (as defined in the Company Holder Agreements) of the ExlService Holdings, if the holder becomes disabled or if the holder’s employment with us is terminated by us without “cause” or by the holder for “good reason.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Vikram Talwar	57	Chief Executive Officer and Vice Chairman of the Company
Rohit Kapoor	42	President, Chief Financial Officer and Director of the Company
Pavan Bagai	45	Vice President, Head of Operations of EXL India
Vikas Bhalla	35	Vice President, Operations of EXL India
Deepak Dhawan	53	Vice President, Human Resources of EXL India
Sanjay Gupta	46	Vice President, Operations of EXL India
Narasimha Kini	38	Vice President, Advisory Services of EXL India
Pramode Metre	53	Vice President and Chief Sales and Marketing Officer of EXL Inc.
Sandeep Tyagi	37	Vice President, Head of Knowledge Services of the Company
Amit Shashank	36	Vice President, General Counsel and Corporate Secretary of the Company
Steven B. Gruber	49	Chairman of the Board of Directors of the Company
Bradford E. Bernstein	39	Director of the Company
Edward V. Dardani	44	Director of the Company
James C. Hale, III	54	Director of the Company
David B. Kelso	54	Director of the Company
Dr. Mohanbir Sawhney	43	Director of the Company
Garen K. Staglin	61	Director of the Company

Vikram Talwar co-founded EXL Inc. in April 1999 and has served as our Chief Executive Officer and Vice Chairman of our board of directors since November 2002 and as Chief Executive Officer of EXL Inc. since April 1999. Prior to founding EXL Inc., Mr. Talwar served in various capacities at Bank of America including Country Manager in India and other Asian countries from 1970 to 1996 and served as Chief Executive Officer and Managing Director of Ernst & Young Consulting India from 1998 to 1999.

Rohit Kapoor co-founded EXL Inc. in April 1999 and has served as our President and director since November 2002, as our Chief Financial Officer from November 2002 until June 2005 and since August 2006, and as President and Chief Financial Officer of EXL Inc. since August 2000. Prior to founding EXL Inc., Mr. Kapoor served as a business head of Deutsche Bank from July 1999 to July 2000. From 1991 to 2000, Mr. Kapoor served in various capacities at Bank of America in the United States and Asia, including India.

Pavan Bagai has served as Vice President, Head of Operations of EXL India since June 2006. He previously served as Vice President, Strategic Business of EXL India from December 2004 to May 2006, as Vice President and Head of Operations of EXL India from November 2003 to November 2004 and as Vice President, Operations of EXL India from July 2002 to November 2003. From 1985 until joining EXL India, Mr. Bagai served in various capacities in several key business areas at the Bank of America, including corporate banking, finance, capital markets and trading in various markets across Asia and Europe, including India.

Vikas Bhalla has served as Vice President, Operations of EXL India since June 2006. He previously served as Vice President, Migrations, Quality and Process Excellence of EXL India from April 2002 to June 2006 and as Director Quality Initiatives of EXL India from May 2001 to March 2002. From May 1998 to May 2001, Mr. Bhalla served in various capacities at General Electric, including as the Quality Leader and E-Business Leader for GE Plastics India.

Deepak Dhawan has served as Vice President, Human Resources of EXL India since June 2002. Mr. Dhawan served in various capacities at Eicher Goodearth Ltd., an automobile and engineering company, from June 1994 to June 2002, including as Executive Vice President Human Resource & Strategic Planning and has over 25 years of management experience in industrial relations, personnel and training.

Sanjay Gupta has served as Vice President, Operations of EXL India since October 2001. He has also served as Director of Operations at EXL India from November 2000 to September 2001. Mr Gupta served in various capacities at American Express India from May 1995 to October 2001. Mr. Gupta is a chartered accountant and spent over eight years in various companies in India.

Narasimha Kini has served as Vice President, Advisory Services for EXL India since July 2004. He was Head Internal Controls of EXL India from April 2001 to December 2003. Before joining us, Mr. Kini served as Finance Manager at Al-Futtaim Wills Faber (Pvt) Ltd, an insurance broker and consulting company, from July 1999 to January 2001.

Pramode Metre has served as our Chief Sales and Marketing Officer since October 2006. Prior to joining us, Mr. Metre served as Corporate Vice President, Business Development of E4E, Inc., a global BPO services provider, from November 2003 to June 2006. From January 2002 to June 2003, Mr. Metre acted as Senior Vice President, Worldwide Sales & Business Development of Syntel, Inc., an applications development and BPO company. Between February 2000 and December 2001, Mr. Metre served as Chief Executive Officer of NetPilgrim, Inc., a technology community portal. From May 1996 to July 1999, Mr. Metre served as Director, Enterprise Sales & Industry Solutions of Compaq Computer Corporation. Mr. Metre has spent over 25 years in various technology companies in India, Nigeria, Canada and the United States.

Sandeep Tyagi has served as Vice President, Head of Knowledge Services of the Company since June 2006. Mr. Tyagi founded Inductis in 2000 and served as its Managing Principal prior to June 2006. Prior to that, Mr. Tyagi worked at Mitchell Madison Group, or MMG, a strategy consulting firm that spun out from another consulting firm, A.T. Kearney. Mr. Tyagi served in various positions at MMG from 1994 until December 1998, when he became a partner at MMG.

Amit Shashank has served as General Counsel and Vice President since June 2004. Mr. Shashank also serves as Corporate Secretary of the Company. Prior to joining EXL Inc., Mr. Shashank was an attorney with the law firm of Shearman & Sterling LLP from January 1997 until June 2004.

Steven B. Gruber has served as Chairman of our board of directors since November 2002. Since February 1999, Mr. Gruber has been a Managing Partner of Oak Hill Capital Management, Inc., the investment advisor to Oak Hill Capital Partners, L.P., one of our 5% stockholders. Since April 1990, Mr. Gruber has been a Managing Director of Oak Hill Partners, Inc. (including its predecessor entities) and the Manager of Acadia Partners, L.P. Additionally, since February 1994, he has been a Managing Partner of Insurance Partners Advisors L.P. Mr. Gruber serves on the boards of directors of American Skiing Company, Blackboard Inc. and Williams Scotsman International, Inc.

Bradford E. Bernstein has served as a director since November 2002. Since May 2003, Mr. Bernstein has been a Partner at FTVentures. From 1999 to 2003, Mr. Bernstein was a Partner at Oak Hill Capital Management, Inc., the investment advisor to Oak Hill Capital Partners, L.P., one of our 5% stockholders. From 1992 to 1999, Mr. Bernstein served in various capacities, including as a Managing Director, at Oak Hill Partners, Inc.

Edward V. Dardani has served as a member of our board of directors since April 2005. Mr. Dardani is a Principal of Oak Hill Capital Management, Inc., the investment advisor to Oak Hill Capital Partners, L.P., one of our 5% stockholders, which he joined in 2002. Mr. Dardani is responsible for investments in business and financial services sectors. Prior to joining Oak Hill, he was a partner at DB Capital Partners and a management consultant at McKinsey & Co. from 1992 to 1996. Mr. Dardani began his career at Merrill Lynch in their investment banking group. Mr. Dardani serves on the board of directors of American Skiing Company.

James C. Hale, III has served as a director since November 2002. Since July 1998, Mr. Hale has served as a General Partner and Managing Member of FTVentures, a venture capital firm and one of our 5% stockholders. Prior to joining FTVentures, Mr. Hale served in various capacities at Montgomery Securities from 1982 to 1998, and most recently as Senior Managing Director and Director of Financial Technology of Montgomery Securities.

David B. Kelso has served as a director since July 2006. Mr. Kelso most recently served as a senior advisor to Inductis from June 2004 through June 2006. He served in the Office of the Chairman as Executive Vice President for Strategy and Finance for Aetna, Inc. from September 2001 through September 2003 and as Executive Vice President and Chief Financial Officer for Chubb Corporation from June 1996 through August 2001. Mr. Kelso served on the board of director of Aetna Life Insurance Company from 2001 to 2003. In 2003, Mr. Kelso founded Kelso Advisory Services and serves as its Managing Director. Mr. Kelso serves on the board of directors of Aspen Holdings, Ltd.

Dr. Mohanbir Sawhney has served as a member of our board of directors since November 2005. Dr. Sawhney is a recognized author, scholar and consultant on marketing and e-business and has been the McCormick Tribune Professor of Technology and the Director of the Center for Research in Technology & Innovation at the Kellogg School of Management, Northwestern University, since September 1993. Dr. Sawhney is also a Fellow of the World Economic Forum.

Garen K. Staglin has served as a member of our board of directors since June 2005. Mr. Staglin has over 35 years of experience in the financial services and technology industries. Mr. Staglin was a Director of First Data Corporation, a credit card and financial services processing company, from 1992 to 2002 and was Chief Executive Officer of eONE Global LP, an emerging payments company, from 2001 to 2004. Mr. Staglin was Chairman and Chief Executive Officer of Safelite Glass Corporation, a manufacturer and retailer of replacement autoglass and related insurance services from 1993 to 1999. Prior to joining Safelite, Mr. Staglin was President of ADP Automotive Claims Services, a provider of auto claims estimating software and services, from 1979 to 1990. Mr. Staglin serves as a director of Global Document Solutions, Inc., a digital printing, imaging and customer relationship management outsourcing company, and Solera, Inc., a consulting, outsourced services and technology provider focused on auto claims solutions. Mr. Staglin is a senior advisor for FTVentures, one of our 5% stockholders. Mr. Staglin recently joined the Advisory Board of the Cambridge University Business School in the United Kingdom.

Board Structure and Compensation

Composition of our Board of Directors

Our board of directors currently consists of nine directors. This offering is conditioned upon us amending and restating our charter and by-laws prior to its consummation. Our amended and restated by-laws will provide that our board of directors will consist of no less than six or more than 12 persons. The exact number of members on our board of directors will be determined from time to time by resolution of a majority of our full board of directors. Upon consummation of this offering, our board will be divided into three classes as described below, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Messrs. Bernstein, Dardani and Kapoor will serve initially as Class I directors (with a term expiring in 2007). Messrs. Hale, Kelso and Talwar will serve initially as Class II directors (with a term expiring in 2008). Messrs. Gruber, Sawhney and Staglin will serve initially as Class III directors (with a term expiring in 2009). Our board of directors has determined that all of the members on our board of directors other than Messrs. Talwar and Kapoor, meet the independence requirements of the Nasdaq Stock Market and the federal securities laws.

Committees of the Board

Upon consummation of this offering, our board of directors will have three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. We will be required to have one independent director on each of these committees during the 90-day period beginning on the date of effectiveness of the registration statement filed with the Commission in connection with this offering and of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on each of these committees. Thereafter, each of these committees is required to be comprised entirely of independent directors. The following is a brief description of our committees.

Audit Committee.    Our Audit Committee assists the board in monitoring the audit of our financial statements, our independent auditors’ qualifications and independence, the performance of our audit function and independent auditors, and our compliance with legal and regulatory requirements. The Audit Committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the Audit Committee. The Audit Committee will also review and approve related-party transactions as required by the rules of the Nasdaq Stock Market.

Messrs. Hale, Kelso, Sawhney and Staglin will be the members of our Audit Committee upon consummation of this offering. Messrs. Kelso and Staglin qualify as audit committee financial experts under the rules of the Commission implementing Section 407 of the Sarbanes-Oxley Act of 2002. Our board of directors has determined that Messrs. Kelso, Sawhney and Staglin meet the independence and the experience requirements of the Nasdaq Stock Market and the federal securities laws. Mr. Hale will not meet the independence requirements of the Nasdaq Stock Market and the federal securities laws with regard to Audit Committee membership independence, and with regard to Mr. Hale we will be relying on the phase-in rules for Audit Committee membership independence requirements.

Compensation Committee.    Our Compensation Committee reviews and recommends policies relating to compensation and benefits of our directors and employees and is responsible for approving the compensation of our Chief Executive Officer and other executive officers. Our Compensation Committee also administers the issuance of awards under our equity incentive plans. The Compensation Committee is also responsible for producing the annual report on executive compensation required to be included in our annual proxy materials under federal securities laws. Messrs. Gruber, Kelso and Staglin will be the members of our Compensation Committee upon consummation of this offering. Our board of directors has determined that Messrs. Gruber, Kelso and Staglin meet the independence requirements of the Nasdaq Stock Market and the federal securities laws.

Nominating and Governance Committee.    Our Nominating and Governance Committee selects or recommends that the board select candidates for election to our board of directors and develops and recommends to the board of directors corporate governance guidelines that are applicable to us and oversees board of directors and management evaluations. Messrs. Dardani, Kelso, Sawhney and Staglin will be the members of our Nominating and Governance Committee upon consummation of this offering. Our board of directors has determined that Messrs. Dardani, Kelso, Sawhney and Staglin meet the independence requirements of the Nasdaq Stock Market and the federal securities laws.

Compensation Committee lnterlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Directors’ Compensation

The compensation arrangements described below will apply following the consummation of this offering. Directors who are not executive officers will receive an annual fee of $20,000. The Chairman of our board of directors will receive an annual fee of $25,000. In addition, directors who are not executive officers will receive a fee of $2,000 for each board meeting they attend ($1,000 if they attend telephonically) and a fee of $1,000 for each committee meeting they attend ($500 if they attend telephonically). Chairmen of committees who are not executive officers will receive a fee of $2,000 for each committee meeting they attend ($1,000 if they attend telephonically). Directors will be reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the board of directors and its committees. In addition, upon their election to the Board, directors who are not executive officers will receive one-time grants of options to purchase 30,000 shares of our common stock (after giving effect to the Share Conversion) which vest ratably over four years. In addition, each director who is not an executive officer will receive a grant of 4,000 restricted stock unit awards (after giving effect to the Share Conversion) that will vest upon the earliest of:

•	the next anniversary of such director’s installation as a member of the Board;

•	a “change of control” (as defined in the 2006 Omnibus Award Plan); or

•	the expiration of such director’s then-current term on the Board if such director is not re-elected for a subsequent term on the Board.

Messrs. Bernstein, Dardani, Gruber and Hale and any other directors affiliated with either Oak Hill Capital Partners, L.P. or FTVentures have agreed to forego any cash fees payable to them for their service as directors on the Board until December 31, 2007, but will continue to receive equity awards made to directors who are not executive officers. They will commence receiving cash fees beginning on January 1, 2008.

Advisory Board

We have established an advisory board whose function is to provide senior management with advice on strategic direction and business development initiatives. Our advisory board does not constitute a part of our corporate governance structure and is currently composed of Messrs. John Ainley, Allen J. Gula and Dennis R. Sheehan. Members of our advisory board are appointed from time to time by our senior management.

John Ainley is the Human Resources Director of Aviva Group and the Chairman of Aviva Offshore Services. Before joining Aviva in 1999, Mr. Ainley held senior international human resources positions in several international organizations across diverse industries such as retailing, internet technologies and healthcare. Over the past six years, Mr. Ainley has held various positions at Aviva, including Human Resources Director for Norwich Union Insurance and Human Resources Director for Norwich Union Life. Norwich Union is a subsidiary of Aviva Group.

Allen J. Gula, Jr. serves as an Advisor to the co-Chief Executive Officers of Franklin Resources, a global asset management company. From August 1999 to July 2002, Mr. Gula served as the Co-President and Chief Information Officer of Franklin Resources. Prior to August 1999, he was an Executive Vice President at KeyCorp and Chairman/Chief Executive Officer for Key Services Corporation. In addition, Mr. Gula is a director and advisory board member of several privately held companies.

Dennis R. Sheehan is a senior advisor to Financial Technology Ventures and an adjunct professor at the graduate school of Adelphi University. Until January 2004, Mr. Sheehan served as the President and Chief Executive Officer and a member of the Board of Directors of The BISYS Group, Inc. Since joining BISYS in 1995, Mr. Sheehan has also held other leadership positions, including Senior Vice President of Finance, Executive Vice President, Chief Financial Officer, President and Chief Operating Officer. While Chief Executive Officer of BISYS, he also served on the Listed Company Advisory Committee to the New York Stock Exchange. Prior to joining BISYS Mr. Sheehan was Executive Vice President and Chief Financial Officer for Concord Holding Corporation. During his tenure at Concord Holding, the company completed its initial public offering and was acquired by BISYS. Mr. Sheehan has also held several senior management positions with The Equitable Life Assurance Corporation, including President and Chief Executive Officer of Equico Securities, and Chief Financial Officer of the Asset Management Group for PaineWebber. Prior to this, he worked with SCM Corporation and KPMG Peat Marwick.

Each member of the advisory board has received options to purchase 5,000 shares in the aggregate of our Series B common stock (10,000 shares of our common stock after giving effect to the Share Conversion) under our equity incentive plans.

Executive Compensation

Summary Compensation Table

The following table sets forth the cash and non-cash compensation paid by or incurred on our behalf to our Chief Executive Officer and four other most highly compensated executive officers, or the named executive officers, during our last three fiscal years.

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual($)(1)	Restricted Stock($)	Number of Securities Underlying Options/ SARs(#)	All Other Compensation($)
Vikram Talwar(2) Chief Executive Officer	2005 2004 2003	400,000 393,750 312,499	— 300,000 175,000	127,626 122,122 99,811	— — —	— — —	8,092 6,274 1,653	(3)
Rohit Kapoor(2) President	2005 2004 2003	400,000 393,750 312,499	— 300,000 175,000	53,722 44,977 44,735	— — —	— — —	7,158 6,093 1,653	(3)
Shiv Kumar(4) Chief Sales and Marketing Officer	2005 2004	161,410 166,667	45,000 75,000	— —	— —	— 30,000	6,300 5,000	(5) (5)
Katy Murray(6) Chief Financial Officer	2005	151,667	30,000	—	—	120,000	—
Amit Shashank(7) General Counsel	2005 2004	233,154 125,256	26,500 50,000	— —	— —	20,000 30,000	7,000 3,250	(5) (5)

(1)	With regard to Mr. Talwar, these amounts consist of expenses relating to personal travel for Mr. Talwar and his family ($30,433 in 2003, $38,857 in 2004 and $36,236 in 2005), automobile allowance, automobile insurance, personal security protection in India, social club fees, home office equipment and furnishings and reimbursement of fees relating to personal tax advice. With regard to Mr. Kapoor, these amounts consist of expenses relating to personal travel for Mr. Kapoor and his family ($19,754 in 2003, $22,783 in 2004 and $25,633 in 2005), automobile allowance and expenses and automobile insurance.
(2)	While the employment agreements of Messrs. Talwar and Kapoor provide for a contractual bonus of $100,000, our board of directors agreed to grant Messrs. Talwar and Kapoor additional bonuses in 2003 and 2004 as a result of our performance in 2003 and 2004.
(3)	For 2005, includes an employer contribution of $6,300 for Mr. Talwar to our 401(k) plan and payment of $1,792 in insurance premiums for term life insurance. For 2005, includes an employer contribution of $6,300 for Mr. Kapoor to our 401(k) plan and payment of $850 in insurance premiums for term life insurance.
(4)	Mr. Kumar joined the Company in March 2004 and resigned from the Company on June 30, 2006.
(5)	Reflects an employer contribution of $5,000 in 2004 and $6,300 in 2005 for Mr. Kumar and of $3,250 in 2004 and $7,000 in 2005 for Mr. Shashank to our 401(k) plan.
(6)	Ms. Murray joined the Company in June 2005.
(7)	Mr. Shashank joined the Company in June 2004.

Options/SAR Grants in Last Fiscal Year

The following table provides information on option grants in 2005 to our named executive officers under our equity incentive plans.

			Individual Grants
Name	Number of Securities Underlying Options/SARs Granted(#)(2)		% of Total Options/SARs Granted to Employees in 2005	Exercise or Base Price Per Share($)	Expiration Date	Grant Date Present Value ($)(1)
Vikram Talwar	—		—	—	—	—
Rohit Kapoor	—		—	—	—	—
Shiv Kumar	—		—	—	—	—
Katy Murray	120,000	(3)	43.2%	$23.75	06/01/2015	649,200
Amit Shashank	20,000	(3)	7.2%	$23.75	06/01/2015	108,200

(1)	Based on the Black-Scholes option pricing model as of the grant date of the option, assuming an expected life of 60 months, a risk-free interest rate of 4.25%, a 50.0% volatility and a 0.0% dividend yield.
(2)	The options vest and become exercisable ratably over a four-year period. The first 25% of the options vest on the first anniversary of the date of grant, and an additional 25% of the options vest on each subsequent anniversary. On a change in control (as defined in our 2006 Omnibus Award Plan), the executives will each receive an additional year of vesting credit for purposes of determining the portion of the executives’ options which are vested and exercisable. In addition, each executive’s options become fully vested and exercisable if, following or in specific contemplation of a change in control, the executive is terminated without cause or voluntarily departs for good reason (each as defined in the executive’s employment letter or option agreement, as applicable).
(3)	The fair market value of our common stock on the grant date of these options, June 1, 2005, was $15.20 per share.

Aggregated Options/SAR Exercises and Value in Last Fiscal Year

The following sets forth, for each named executive officer, aggregate exercises of options to purchase our common stock in 2005:

Name	Number of Shares Underlying Options Exercised(#)	Dollar Value Realized($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Dollar Value of Unexercised In-the-Money Options at Fiscal Year-End($)(1)
			Exercisable	Nonexercisable	Exercisable	Nonexercisable
Vikram Talwar	—	—	—	—	—	—
Rohit Kapoor	—	—	—	—	—	—
Shiv Kumar	—	—	7,500	22,500	74,250	222,750
Katy Murray	—	—	—	120,000	—	—
Amit Shashank	—	—	7,500	42,500	—	—

(1)	Calculated using the fair market value of $17.40 per share of our common stock on December 31, 2005 minus the option exercise price.

Employment Agreements

Vikram Talwar and Rohit Kapoor.    We entered into employment agreements with Messrs. Talwar and Kapoor, effective September 30, 2006. Mr. Talwar will serve as our Chief Executive Officer and Vice Chairman and will be based at our executive offices in India. Mr. Kapoor will serve as our President and Chief Financial Officer and will be based at our executive offices in New York, New York. Each agreement lasts until December 31, 2009 and will automatically extend for successive 12 month periods unless either party provides the other with 120 days’ notice of its desire not to extend the agreement.

Salary and Bonus.    Messrs. Talwar and Kapoor will each receive an annual base salary of $400,000. This base salary can be increased at our sole discretion and cannot be decreased unless a company-wide decrease in pay is implemented. Messrs. Talwar and Kapoor can each earn an annual cash bonus, with a target of 75% of base salary and a maximum of 150% of base salary, based upon the attainment of criteria determined by our compensation committee.

Messrs. Talwar and Kapoor will be eligible to receive stock options and/or restricted stock awards annually during the term, in amounts and forms we determine. Any stock options will be granted with an exercise price equal to the fair market value of our common stock at the time of grant. Any future stock option or restricted stock awards will vest 25% per year over four years.

Benefits.    Messrs. Talwar and Kapoor can participate in all the benefit plans we provide to senior executives and employees generally.

If we require either Mr. Talwar or Mr. Kapoor to relocate, we will pay the relocation costs. We will reimburse the executive for the cost of maintaining his existing home. He will need to use his best efforts to mitigate our cost by either renting or selling his home.

Personal Benefits.    We provide Messrs. Talwar and Kapoor with certain personal benefits, including:

•	expenses associated with maintaining an automobile in the United States (including up to $1,200 per month for lease or loan payments);

•	four weeks paid vacation each year;

•	up to $12,000 for personal tax and estate planning expenses during the term of the agreement;

•	furniture and equipment for a home office;

•	once-a-year business class airfare between the United States and India for the executive and his family; and

•	term life insurance policy with a face value of $500,000.

Personal Benefits for Mr. Talwar.    The benefits Mr. Talwar will receive which Mr. Kapoor will not receive include the following:

•	certain expenses associated with maintaining an automobile in India (including the cost of a driver);

•	personal security for the executive and his family;

•	certain club memberships fees amounting to $3,500 per year;

•	reimbursement of the additional taxes the executive pays because he works and lives in India;

•	education allowance for private school tuition for the executive’s children through secondary school; and

•	$150 per diem billeting allowance for each night that the executive does not stay in a hotel during travel to the United States on company business while living outside the United States.

Personal Benefits for Mr. Kapoor.    The benefits Mr. Kapoor will receive which Mr. Talwar will not receive include the following:

•	personal security for the executive and his family while in India; and,

•	$150 per diem billeting allowance for each night that the executive does not stay in a hotel during travel to India on company business while domiciled in the United States.

Severance.    If either Mr. Talwar’s or Mr. Kapoor’s employment is terminated by us without “cause” or by the executive for “good reason” (in each case, as described below), the executive will be entitled to severance consisting of:

•	continuation of his base salary for 24 months;

•	his actual bonus, if any, earned for the year of termination, determined as if he had been employed for the full year of termination, paid ratably over the remaining period and number of base salary payments; and

•	continuation of life insurance coverage for 18 months. The life insurance coverage will terminate at the time the executive commences employment with another employer.

“Cause” will occur when:

•	there is a final non-appealable conviction of or pleading of no contest to a felony, or a crime of moral turpitude which causes serious economic harm or injury to our reputation;

•	the executive engages in fraud, embezzlement, self-dealing, gross negligence, dishonesty or other gross and willful misconduct which causes serious and demonstrable injury to us;

•	the executive materially violates any of our material policies or materially and intentionally fails to comply with applicable laws;

•	the executive willfully fails to perform his duties for 15 days after we notify him in writing of his need to substantially improve his performance;

•	the executive fails to reasonably cooperate in a governmental investigation involving us;

•	the executive fails to follow our board’s lawful instructions and does not remedy the failure for 15 days after we give him written notice;

•	the executive’s use of alcohol or drugs materially interferes with the performance of his duties; or

•	the executive fails to take reasonable steps to end certain affiliations specified in his employment agreement within six months after a request by our board of directors.

“Good reason” means:

•	the executive’s duties or responsibilities are substantially diminished, or he is required to report to anyone other than our board of directors;

•	the executive’s title as an officer of the Company is adversely changed, except if the change occurs after a change in control and his new title and duties are similar to his old title and duties;

•	the executive’s base salary is reduced, or his target annual bonus opportunity is reduced below 75% of his base salary, unless a company-wide decrease in pay is implemented;

•	the location where the executive is based is moved more than 30 miles, and the new location is more than 30 miles from his primary residence; or

•	we breach any material term of the executive’s employment agreement.

If the executive plans to terminate his employment for good reason, he must notify us within 30 days of the date the problem began and must allow us 15 days to remedy the problem.

Change in Control Severance.    If a termination described above occurs within 12 months following a “change in control”, the executive will receive, in lieu of the severance described above, a lump sum payment of $999,000 and full vesting of all unvested equity awards granted on or after September 30, 2006.

A “change in control” means any of the following events:

•	any person or group becomes a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of either (1) the combined voting power of our then-outstanding voting securities entitled to vote in the election of directors or (2) our outstanding shares of common stock, assuming all rights to acquire common stock through options, warrants, conversion of convertible stock or debt, and the like are exercised. Certain acquisitions by our affiliates, Oak Hill Partners, L.P., FTVentures and their affiliates, will not trigger a change in control;

•	a majority of the members of our board of directors changes, except as allowed by the agreement;

•	our dissolution or liquidation;

•	the sale or disposition of all or substantially all of our business or our assets; or

•	consummation of a reorganization, recapitalization, merger, consolidation or similar transaction with another entity. A transaction will not be a change in control if after the transaction:

•	more than 50% of the total voting power of the resulting entity or its ultimate parent is represented by what were our outstanding voting securities before the transaction in substantially the same proportion among holders;

•	no person or group is or becomes the beneficial owner of more than 50% of the total voting power of the outstanding voting securities eligible to elect members of the board of directors of the parent or surviving company; and

•	at least a majority of the members of the board of directors of the parent or surviving company following the transaction were our board members when our board first approved the transaction.

Death or Disability.    If either Mr. Talwar’s or Mr. Kapoor’s employment terminates on account of death or is terminated by either the executive or us for “Disability” (as defined in the agreement), the executive will be entitled to a pro-rated portion of the projected bonus amount for the year of termination.

Post-Termination Health Benefits.    When Mr. Talwar’s or Mr. Kapoor’s employment ends for any reason other than termination by us for Cause or a voluntary termination by the executive, we will pay on behalf of the executive and his eligible dependents the cost of continued coverage under our group health plan for 18 months in accordance with applicable federal law governing continuation group health plan coverage (COBRA). These payments will end when the executive becomes eligible for comparable health benefits from another employer. If the executive elects coverage under COBRA, we have agreed to help him obtain an individual health policy at his cost when his COBRA coverage expires.

Noncompete and Nonsolicit Provisions.    Each of Messrs. Talwar and Kapoor is subject to confidentiality restrictions and noncompete, non-disparagement and nonsolicit/no-hire restrictions during his employment and for one year thereafter, unless his agreement ends because we do not renew the term. If we do not renew the term and we pay the executive an amount equal to his base salary for one year, the restrictions remain in place for one year following termination of employment.

On July 27, 2006 we granted a restricted stock award to Vikram Talwar and a stock option award to Rohit Kapoor. We made both awards under our 2006 Omnibus Award Plan.

Mr. Talwar’s Restricted Stock.    We granted 37,500 shares of restricted stock to Mr. Talwar, which vest in 25% increments on each of November 14, 2006, November 14, 2007, November 14, 2008, and November 14, 2009. If Mr. Talwar’s employment ends at the expiration of the term of his employment agreement because we give a notice of nonrenewal of the term of that agreement, or if a change in control occurs (as defined in our 2006

Omnibus Award Plan), any portion of the restricted stock which would have vested in the one year period following the termination of employment or change in control (as applicable) will become vested on the termination date or the consummation of the change in control (as applicable).

If Mr. Talwar’s employment is terminated by us without cause (as defined in our 2006 Omnibus Award Plan) in specific contemplation of or following a change in control or if Mr. Talwar resigns for good reason (as defined in the award agreement) following a change in control, the restricted stock award will become fully vested. Mr. Talwar will need to execute a standard release of employment-related claims in order for his restricted stock award to vest in such a case.

Mr. Kapoor’s Stock Option.    We granted a nonqualified stock option in respect of 75,000 shares of our common stock to Mr. Kapoor with an exercise price of $23.75 per share, which vest and become exercisable in 25% increments on each of November 14, 2006, November 14, 2007, November 14, 2008, and November 14, 2009. If Mr. Kapoor’s employment ends at the expiration of the term of his employment agreement because we give a notice of nonrenewal of the term of that agreement or if a change in control occurs (as defined in our 2006 Omnibus Award Plan), any portion of the stock option which would have vested in the one year period following the termination of employment or change in control (as applicable) will become vested on the termination date or the consummation of the change in control (as applicable.

If Mr. Kapoor’s employment is terminated by us without cause (as defined in our 2006 Omnibus Award Plan) in specific contemplation of or following a change in control or if Mr. Kapoor resigns for good reason (as defined in the award agreement) following a change in control, the stock option will become fully vested and exercisable. Mr. Kapoor will need to execute a standard release of employment-related claims in order for his stock option to vest in such a case.

The vested portion of the stock option will remain exercisable for up to 180 days following Mr. Kapoor’s termination of employment.

Katy Murray, Amit Shashank and Shiv Kumar.    We entered into employment agreements with Ms. Katy Murray, whose current agreement became effective on June 1, 2005, Mr. Amit Shashank in October 2006 and Mr. Shiv Kumar in March 2004.

Katy Murray.     We entered into an employment agreement with Katy Murray that became effective on June 1, 2005. Ms. Murray resigned from the Company effective September 15, 2006. Ms. Murray received an annual base salary of $280,000, which could have been increased based on annual performance reviews. Ms. Murray was eligible to receive a target bonus of $90,000 based on the achievement of performance goals.

In connection with her initial hire, Ms. Murray received a stock option grant of 120,000 shares of our Series B common stock as provided by her employment agreement.

Either Ms. Murray or we could terminate Ms. Murray’s employment at any time. If we terminated Ms. Murray’s employment without cause (as described below) we would have been required to pay her a single lump sum equal to three times her monthly base salary in effect at the time of her termination. Beginning three months after her termination, we would also have been required to pay Ms. Murray her base salary for up to three months following her termination through our regular payroll practices. We would reduce these additional salary payments by any base salary Ms. Murray earned from another employer during the severance period.

“Cause” means:

•	a conviction or guilty plea to a felony or certain other crimes or theft, fraud or similar conduct;

•	a willful and deliberate dishonest act, failure to follow instructions given by our chief executive officer, president or board or intentional failure to comply with laws or the executive’s employment agreement; or

•	use of alcohol or drugs which materially interferes with the performance of the executive’s duties.

We will also maintain Ms. Murray’s health and dental coverage until the earlier of the end of the severance period or the date on which Ms. Murray becomes covered under another employer’s coverage.

On a change in control (as described below), the vesting of all of Ms. Murray’s outstanding equity awards would have been advanced by one year. For example, if one of Ms. Murray’s awards were vesting ratably over a four-year period and she had been 25% vested in the award immediately prior to the change in control, Ms. Murray would have been 50% vested in the award immediately after the change in control. In addition, all of Ms. Murray’s outstanding equity awards would have become fully vested if, following or in specific contemplation of a change in control, she were terminated without cause or voluntarily terminated her employment for good reason (as described below).

A “change in control” means any of the following events:

•	any person or group becomes a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of either (1) the combined voting power of our then-outstanding voting securities entitled to vote in the election of directors or (2) our outstanding shares of common stock, assuming all rights to acquire common stock through options, warrants, conversion of convertible stock or debt, and the like are exercised. Certain acquisitions by our affiliates, Oak Hill Partners, L.P., FTVentures and their affiliates, will not trigger a change in control;

•	a majority of the members of our board of directors changes, except as allowed by the agreement;

•	our dissolution or liquidation;

•	the sale or disposition of all or substantially all of our business or our assets; or

•	consummation of a reorganization, recapitalization, merger, or consolidation with another entity.

“Good Reason” means:

•	Ms. Murray’s duties or responsibilities are substantially diminished, or she is required to report to anyone other than our board, chief executive officer or president;

•	her title is adversely changed, except if the change occurs after a change in control and her new title and duties are similar to her old title and duties;

•	the location where she is based is moved more than 30 miles following a change in control, and the new location is more than 30 miles from her primary residence; or

•	we breach any material term of the employment agreement following a change in control.

Amit Shashank. Our current employment agreement with Amit Shashank became effective on October 1, 2006. Mr. Shashank began to work for us in June 2004. Mr. Shashank receives an annual base salary of $280,000, which can be increased based on annual performance reviews. For 2006, Mr. Shashank is eligible to receive a target bonus of $84,700, computed as the weighted average of a target of 30% of $252,000, his pre-October 1, 2006 base salary, and 40% of $280,000, his post-September 30, 2006 base salary. For calendar years after 2006, the target annual bonus will be 40%, which can be increased based on annual performance reviews, of Mr. Shashank’s weighted average base salary for the year, based on the achievement of performance goals.

Either Mr. Shashank or we may terminate Mr. Shashank’s employment at any time. If we terminate Mr. Shashank’s employment without cause (as described below), we will be required to pay Mr. Shashank his then-current base salary for twelve months following his termination through our regular payroll practices. Beginning three months after his termination, Mr. Shashank is required to actively seek comparable employment and upon subsequent employment, we will reduce these additional salary payments by any base salary Mr. Shashank receives during the severance period from another employer.

“Cause” will occur when:

•	there is a final non-appealable conviction of or pleading of no contest to a felony, or a crime of moral turpitude which causes serious economic harm or injury to our reputation;

•	Mr. Shashank engages in fraud, embezzlement, self-dealing, gross negligence, dishonesty or other gross and willful misconduct which causes serious and demonstrable injury to us;

•	Mr. Shashank materially violates any of our material policies or materially and intentionally fails to comply with applicable laws;

•	Mr. Shashank willfully fails to perform his duties for 15 days after we notify him in writing of his need to substantially improve his performance;

•	Mr. Shashank fails to reasonably cooperate in a governmental investigation involving us;

•	Mr. Shashank fails to follow our board’s lawful instructions and does not remedy the failure for 15 days after we give him written notice; or

•	Mr. Shashank’s use of alcohol or drugs materially interferes with the performance of his duties.

We will also maintain Mr. Shashank’s health and dental coverage until the earlier of the end of the severance period or, and in respect of each of health and dental coverage considered separately, on the date on which Mr. Shashank and his eligible dependants become covered under another employer’s health or dental coverage.

On a change in control (as described below), the vesting of all of Mr. Shashank’s outstanding equity awards will be advanced by one year. For example, if one of Mr. Shashank’s awards were vesting ratably over a four-year period and he had been 25% vested in the award immediately prior to the change in control, Mr. Shashank will be 50% vested in the award immediately after the change in control. In addition, all of Mr. Shashank’s outstanding equity awards will become fully vested if, following or in specific contemplation of a change in control, he is terminated without cause or voluntarily terminates his employment for good reason (as described below).

A “change in control” means any of the following events:

•	any person or group becomes a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of either (1) the combined voting power of our then-outstanding voting securities entitled to vote in the election of directors or (2) our outstanding shares of common stock, assuming all rights to acquire common stock through options, warrants, conversion of convertible stock or debt, and the like are exercised. Certain acquisitions by our affiliates, Oak Hill Partners, L.P., FTVentures and their affiliates, will not trigger a change in control;

•	a majority of the members of our board of directors changes, except as allowed by the agreement;

•	our dissolution or liquidation;

•	the sale or disposition of all or substantially all of our business or our assets; or

•	consummation of a reorganization, recapitalization, merger, consolidation or similar transaction with another entity. A transaction will not be a change in control if after the transaction:

•	more than 50% of the total voting power of the resulting entity or its ultimate parent is represented by what were our outstanding voting securities before the transaction in substantially the same proportion among holders;

•	no person or group is or becomes the beneficial owner of more than 50% of the total voting power of the outstanding voting securities eligible to elect members of the board of directors of the parent or surviving company; and

•	at least a majority of the members of the board of directors of the parent or surviving company following the transaction were our board members when our board first approved the transaction.

“Good reason” means:

•	Mr. Shashank’s duties or responsibilities are substantially diminished, or he is required to report to anyone other than our board, chief executive office or president;

•	his title as an officer of the Company is adversely changed, except if the change occurs after a change in control and his new title and duties are similar to his old title and duties;

•	the location where he is based is moved more than 30 miles following a change in control, and the new location is more than 30 miles from his primary residence; or

•	we breach any material term of the employment agreement following a change in control.

If Mr. Shashank plans to terminate his employment for good reason, he must notify us within 30 days of the date the problem began and must allow us 15 days to remedy the problem.

In connection with his initial hire, Mr. Shashank received a stock option grant of 30,000 shares of our Series B common stock as provided by his employment agreement. On July 27, 2006, our compensation committee approved the grant to Mr. Shashank of a restricted stock award in respect of 7,106 shares of our Series B common stock, which will vest 50% on June 7, 2007 and another 50% on June 7, 2008, generally subject to Mr. Shashank’s continued employment by us on each vesting date, and a cash bonus of $168,750, payable to Mr. Shashank on January 2, 2007, irrespective of whether or not Mr. Shashank is employed by us at that time.

On October 3, 2006, our Compensation Committee approved the stock option grant to Mr. Shashank of an additional 10,000 shares of our Series B common stock (20,000 shares of our common stock after giving effect to the Share Conversion), with a per-share exercise price equal to the price at which the Company’s common stock is offered in this offering, as established at the pricing date.

Shiv Kumar.    We entered into an employment agreement with Shiv Kumar on January 22, 2004. Mr. Kumar began to work for us on March 1, 2004. Prior to his resignation on June 30, 2006, Mr. Kumar received an annual base salary of $225,000, and if performance goals were met, Mr. Kumar was eligible to receive an annual target bonus of $115,000. In 2004, Mr. Kumar was also granted options to purchase 30,000 shares of our Series B common stock as provided by his employment agreement.

Confidentiality and Non-Compete Arrangements.    As part of their employment agreements, each of our named executive officers is subject to a standard confidentiality agreement during his employment and thereafter.

Equity Incentive Plans

2003 India Option Plan

We adopted the ExlService Holdings, Inc. 2003 India Stock Employee Option Plan, which we refer to as the 2003 India Plan, effective on April 30, 2003. The 2003 India Plan complies with the guidelines issued by the Indian Ministry of Finance under the proviso to section 17(2)(iii)(c) of the India Income Tax Act of 1961. The following is a discussion of the features of the 2003 India Plan.

Purpose.    The purpose of the 2003 India Plan is to provide eligible employees of EXL India with the opportunity to acquire an ownership interest in ExlService Holdings.

Administration.    The 2003 India Plan is administered by our board of directors or our compensation committee (the “Administrator”). The Administrator has, subject to the terms of the 2003 India Option Plan, complete authority to:

•	interpret the 2003 India Plan;

•	determine the rights and obligations of participants under the 2003 India Plan; and

•	make all other determinations necessary or advisable in the administration of the 2003 India Plan.

Our board of directors determines, in its discretion:

•	the persons who may participate in the 2003 India Plan;

•	the terms and conditions of the options granted under the 2003 India Plan; and

•	all questions of interpretation of the 2003 India Plan or any option granted thereunder.

The determinations by our board of directors are final and binding upon all participants in the 2003 India Plan and the options granted under the 2003 India Plan.

Stock Options.    Under the 2003 India Plan, the Administrator may grant awards of options to purchase shares of our common stock. These options are subject to the terms and conditions of the 2003 India Plan and a stock option agreement evidencing the award, as well as applicable Indian law.

Eligibility.    Any employee of EXL India who is a resident of India and who the Board designates as eligible may participate in the 2003 India Plan, unless the employee is a Promoter (as defined in the 2003 India Plan) or one of our directors who owns, individually or beneficially, more than 10% of our stock.

Number of Shares Authorized. Options to purchase an aggregate maximum of 800,000 shares of our Series B common stock (1,600,000 shares of our common stock after giving effect to the Share Conversion) are available for grant under the 2003 India Plan and the 2003 Plan, discussed below, on a combined basis. As of September 30, 2006, options to purchase an aggregate of 464,488 shares of our Series B common stock (928,976 shares of our common stock after giving effect to the Share Conversion) were issued and outstanding under the 2003 India Plan and the 2003 Plan on a combined basis.

Change in Capitalization.    If the Administrator determines that certain corporate transactions or events (as described in the 2003 India Plan), such as a stock split, affect the shares such that an adjustment is determined by our board of directors, in its discretion, to be consistent with such event and necessary or equitable to carry out the purposes of the 2003 India Plan, the 2003 India Plan provides the Administrator with the discretion to appropriately adjust the number, price or kind of shares of stock that may be granted under the 2003 India Plan. In addition, upon the occurrence of certain corporate events or transactions (as described in the 2003 India Plan), such as a merger, consolidation, or reorganization, the Administrator may, in its discretion and with at least ten days prior notice to the participants, cancel all outstanding options and pay to the holders thereof, the value of such options in a form and an amount equal to what they would have received or been entitled to receive had they exercised all such options immediately prior to the consummation of such corporate event or transaction.

Term and Vesting.    An option granted under the 2003 India Plan provides a participant with the right to purchase, within a specified period of time, a stated number of shares (but no more than 25,000 shares (50,000 shares of our common stock after giving effect to the Share Conversion)) at the price specified in the stock option agreement. Options granted under the 2003 India Plan will be subject to terms, including the exercise price and the conditions and timing of exercise, not inconsistent with the 2003 India Plan, as may be and specified in the applicable stock option agreement or thereafter.

Unless otherwise provided in a stock option agreement, each option granted to a participant will represent an option to purchase one share of our Series B common stock (two shares of our common stock after giving effect to the Share Conversion) at an exercise price of up to $23.75 per share ($11.88 per share after giving effect to the Share Conversion), and the option will vest with respect to 25% per year over four years. Under the terms of the 2003 India Plan, the exercise price of the option will be nominally less than the fair market value of the option on the date of grant. The options will expire no more than ten years following the date of grant. The exercise price of an option must be paid in full in order to exercise the option.

Transferability of Stock Options.    Subject to the following paragraph, each option may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No option may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The designation of a beneficiary will not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance for purposes of the 2003 India Plan.

Notwithstanding the foregoing, our board of directors may, in its discretion, provide in a stock option agreement that options granted under the 2003 India Plan may be transferred by a participant without consideration to certain persons (as described in the 2003 India Plan), pursuant to the terms of the 2003 India Plan and subject to such rules as the Administrator may adopt to preserve the purposes of the 2003 India Plan.

We intend to file a registration statement under the Securities Act to register the resale of shares of common stock previously issued upon exercise of options granted under the 2003 India Plan.

2003 Stock Option Plan

General.    We adopted the ExlService Holdings, Inc. 2003 Stock Option Plan, which we refer to as the 2003 Plan, effective as of April 30, 2003. Options to purchase an aggregate maximum 800,000 shares of our Series B common stock (1,600,000 shares of our common stock after giving effect to the Share Conversion) were available for grant to our employees, directors and consultants, or the employees, directors and consultants of any of our affiliates under the 2003 Plan and the 2003 India Plan, discussed above, on a combined basis. On September 29, 2006, we decided to cease to make new grants under the 2003 Plan. Grants previously made under the 2003 Plan may continue to be exercised in accordance with the terms of the 2003 Plan.

Purpose.    The purpose of the 2003 Plan is to provide a means through which we and our affiliates may attract capable persons to enter and remain in our employ and to provide a means whereby our employees, directors and consultants can acquire and maintain ownership of our common stock, thereby strengthening their commitment to our welfare and our affiliates and promoting a common interest between stockholders and these employees.

Options.    Both non-qualified stock options and incentive stock options may be granted under the 2003 Plan. The specific terms of options, including applicable vesting conditions, are set forth in individual option grants. Our board has the authority to determine the participants to whom options are granted, the types of options to be granted to each participant, the number of shares covered by each option, the option exercise price, the conditions and limitations applicable to the exercise of the option and to establish performance standards for determining the periods during which each option will be exercisable.

Our board is authorized to make adjustments to the terms and conditions of, and the criteria included in, options (including the number of shares under option and the exercise price of options), in the case of certain unusual or nonrecurring events, whenever our board determines that such adjustments are appropriate in order to prevent dilution or enlargement of benefits or potential benefits under the 2003 Plan, or because a change to applicable laws warrants such an adjustment. The individual option agreements govern the manner of exercise and disposition of options following termination of employment.

Amendment.    Our board may amend, alter, suspend, discontinue or terminate the 2003 Plan or any portion thereof at any time, provided that any such action may not be taken without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the 2003 Plan and provided that any such amendment, alteration, suspension, discontinuance or termination that would adversely affect the rights of any participant will not be effective without the participant’s consent.

As of September 30, 2006, options to purchase an aggregate of 466,488 shares of our Series B common stock (932,976 shares of our common stock after giving effect to the Share Conversion) were outstanding and unexercised under the 2003 Plan and the 2003 India Plan on a combined basis.

We intend to file a registration statement under the Securities Act to register the resale of shares of common stock previously issued upon exercise of options granted under the 2003 Plan.

2006 Omnibus Award Plan

General.    We adopted the ExlService Holdings, Inc. 2006 Omnibus Award Plan, which we refer to as the 2006 Plan, effective on April 20, 2006.

Purpose.    The purpose of the 2006 Plan is to provide a means through which we and our affiliates may attract capable persons to enter and remain in our employ and to provide a means whereby our employees, directors and consultants can acquire and maintain ownership of our common stock, thereby strengthening their commitment to our welfare and our affiliates and promoting a common interest between stockholders and these employees.

Administration.    The 2006 Plan is administered by a committee (which may be our board of directors or compensation committee). It is intended, but not required, that the directors appointed to serve on our compensation committee be “Non-Employee Directors” (within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, or the Exchange Act) and “Outside Directors” within the meaning of Section 162(m) of the Internal Revenue Code, or the Code, to the extent Rule 16b-3 and Section 162(m) are applicable. However, the fact that a committee member shall fail to qualify under these requirements will not invalidate any award that is otherwise validly granted under the 2006 Plan. Subject to the terms of the 2006 Plan, the committee has the authority to grant awards, to determine the number of shares of our common stock for which each award may be granted and to determine any terms and conditions pertaining to the exercise or to the vesting of each award. The committee has the power, in its sole discretion, to accelerate the exercisability of any option and to remove any restriction on any restricted stock or restricted stock unit granted under the 2006 Plan. The committee also has full power to construe and interpret the 2006 Plan and any award agreement executed pursuant to the 2006 Plan and to establish, amend, suspend or waive any rules for the proper administration of the 2006 Plan. The determination of the committee on all matters relating to the 2006 Plan or any award agreement will be conclusive.

Eligibility.    Our officers, employees, directors and consultants and those of our subsidiaries or affiliates are eligible to be designated a participant under the 2006 Plan. The committee has the sole and complete authority to determine the participants to whom awards will be granted under the 2006 Plan, subject to certain limitations described below.

Number of Shares Authorized.     Under the 2006 Plan, awards for a total of 1,864,619 shares of our Series B common stock (3,729,238 shares of our common stock after giving effect to the Share Conversion) may be granted in the aggregate (including those shares reserved for issuance under the 2006 India Subplan 1 and 2006 India Subplan 2 described below). As of September 30, 2006, options to purchase 295,150 shares of our Series B common stock (590,300 shares of our common stock after giving effect to the Share Conversion) were issued and outstanding. As of September 30, 2006, we had outstanding 144,502 restricted shares of Series B common stock (289,004 shares of our common stock after giving effect to the Share Conversion) under our 2006 Plan, including 84,897 restricted shares of Series B common stock (169,794 shares of our common stock after giving effect to the Share Conversion) granted under the Management Incentive Plan of the 2006 Plan described below in connection with the Inductis Acquisition. See “The Inductis Acquisition” and “—Management Incentive Plan” for a description of the vesting and forfeiture of these shares. On September 29, 2006, our board of directors approved a grant of restricted stock unit awards for 14,000 shares of our Series B common stock (28,000 shares of our common stock after giving effect to the Share Conversion) to our non-executive directors under our 2006 Plan. No person may be granted awards or options and stock appreciation rights, or SARs, with respect to more than 300,000 shares of Series B common stock (600,000 shares of our common stock after giving effect to the Share Conversion). No more than 300,000 shares of Series B common stock (600,000 shares of our common stock after giving effect to the Share Conversion) may be granted under our 2006 Plan with respect to performance compensation awards in any one year. The maximum amount payable pursuant to a cash bonus under our 2006 Plan is $1,000,000. As described more fully in the 2006 Plan, if an award expires or terminates or is forfeited or if any option terminates, expires or lapses without being exercised, the number of shares previously subject to such award will again be available for future grant.

If the committee determines that certain corporate transactions or events (as described in the 2006 Plan), such as a stock split, affect the shares of common stock such that an adjustment is to be consistent with such event and necessary or equitable to carry out the purposes of the 2006 Plan, the committee may, in its discretion, appropriately adjust the maximum number of shares and the classes or series of our common stock which may be delivered pursuant to the 2006 Plan, the number of shares and the classes or series of our common stock subject to outstanding awards, the price per share of all of our common stock subject to outstanding awards and any other provisions of the 2006 Plan. In addition, upon the occurrence of certain corporate events or transactions (as described in the 2006 Plan), such as a merger, consolidation, or reorganization, the committee may, in its discretion and with at least ten days prior notice to the participants, cancel all outstanding awards and pay the holders thereof the value of such awards in a form and an amount equal to what they would have received or been entitled to receive had they exercised all such awards immediately prior to the consummation of such corporate event or transaction.

The 2006 Plan will have a term of ten years and no further awards may be granted after that date.

Terms and Conditions of Awards.    Under the 2006 Plan, the committee may grant awards of nonqualified stock options, or NSOs, incentive stock options, or ISOs, SARs, restricted stock, restricted stock units, stock bonus awards, performance compensation awards (including cash bonus awards) or any combination of the foregoing. The committee may, but is not required to, provide in an award agreement that there will be a vesting acceleration or payout of the award upon a change in control, as defined in the 2006 Plan.

Options.     The committee will be authorized to grant options to purchase shares of common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. An option provides a participant with the right to purchase, within a specified period of time, a stated number of shares of our common stock at the price specified in the award agreement. Options granted under the 2006 Plan will be subject to the terms, including the exercise price and the conditions and timing of exercise, not inconsistent with the 2006 Plan, determined by the committee and specified in the applicable award agreement or thereafter. The maximum term of an option granted under the 2006 Plan will be ten years from the date of grant (or five years in the case of an ISO granted to a 10.0% stockholder).

The exercise price per share paid by a participant will be determined by the committee at the time of grant but will not be less than 100.0% of the fair market value of one share on the date the option is granted (or no less than 110.0% of such fair market value in the case of an ISO granted to an employee who is a 10.0% stockholder). Payment in respect of the exercise of an option may be made in cash or by check, except that the committee may, in its discretion, allow such payment to be made by surrender of unrestricted shares of our common stock (at their fair market value on the date of exercise) which have been held by the participant for at least six months, or by such other method as the committee may determine and that is permitted by law. The committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism. The committee may also establish rules permitting the deferral of shares of our common stock upon the exercise of options for tax planning purposes.

SARs.     Our committee will be authorized to award SARs under the 2006 Plan. SARs will be subject to the terms and conditions established by the committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares of our common stock or a combination of the foregoing, the appreciation, if any, in the value of one share of our common stock over a certain period of time. An option granted under the 2006 Plan may include SARs, either on the date of grant or, except in the case of an ISO, by subsequent amendment. The committee may also award SARs to a participant independent of the grant of an option. SARs granted in connection with an option will become exercisable, be transferable and will expire according to the same vesting schedule, transferability rules and expiration provisions as the corresponding option. If SARs are granted independent of an option, the SARs will become exercisable, be transferable and will expire in accordance with the vesting schedule, transferability rules and the expiration provisions established by the committee and reflected in the award agreement.

No Repricing.    The 2006 Plan prohibits the repricing of stock options or SARs awarded under the 2006 Plan.

Restricted Stock.     Our committee will be authorized to award restricted stock under the 2006 Plan. An award of restricted stock is a grant of shares subject to conditions and restrictions set by the committee. The grant or the vesting of an award of restricted stock may be conditioned upon service to us or our affiliates or upon the attainment of performance goals or other factors, as determined in the discretion of the compensation committee. The committee may also, in its discretion, provide for the lapse of restrictions imposed upon an award of restricted stock. Holders of an award of restricted stock will have, with respect to the restricted stock granted, all of the rights of a stockholder, including the right to vote and to receive dividends.

Restricted Stock Units.    The committee is authorized to award restricted stock units to participants. The committee establishes the terms, conditions and restrictions applicable to each award of restricted stock units, including the time or times at which restricted stock units will be granted or vested and the number of units to be covered by each award. The terms and conditions of each restricted stock award will be reflected in a restricted stock unit agreement. Each restricted stock unit (representing one share of our common stock) awarded to a participant will be credited with an amount equal to the cash or stock dividends paid by us in respect of one share of our common stock (“dividend equivalents”). At the discretion of the committee, dividend equivalents may either be paid currently to the participant or withheld by us for the participant’s account and interest will be credited on such dividend equivalents withheld at rate to be determined by the committee. Upon expiration of the vesting period with respect to any restricted stock units covered by a restricted stock award, we will deliver to the participant or his beneficiary (i) one share of our common stock or, at the election of the committee, an amount in cash equal to the fair market value of that number of shares at the expiration of the period over which the units are to be earned for each restricted stock unit with respect to which the vesting period has expired and (ii) cash or shares of common stock equal to the dividend equivalents credited to the restricted stock unit and any interest accrued thereon.

With respect to an award of restricted stock or restricted share units that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the timing, establishment and adjustment of performance goals will be implemented by the committee in a manner designed to preserve the treatment of such award as “performance-based compensation” for purposes of Section 162(m) of the Code.

Stock Bonus Awards.    The committee may, in its discretion, grant an award of unrestricted shares of our common stock, either alone or in tandem with other awards, under such terms and conditions as the committee in its sole discretion may decide. A stock bonus award shall be granted as, or in payment of, a bonus, or to provide special incentives or recognize special achievements or contributions.

Performance Criteria.    The committee may, in its discretion, condition the vesting of any award granted under the 2006 Plan upon the satisfaction of certain performance goals. To the extent an award is intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the performance goals will be established by the compensation committee with reference to one or more performance criteria set forth in the 2006 Plan, either on a company-wide basis or, as relevant, in respect of one or more of our affiliates, divisions or operations.

Performance Compensation Awards.    The committee may grant any award under the 2006 Plan in the form of a performance compensation award by conditioning the vesting of the award on the satisfaction of certain performance goals. The committee may establish these performance goals with reference to one or more of the following:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	net revenue or net revenue growth;

•	gross revenue;

•	gross profit or gross profit growth;

•	net operating profit (before or after taxes);

•	return measures (including, but not limited to, return on assets, capital, invested capital, equity or sales);

•	cash flow (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital);

•	earnings before or after taxes, interest, depreciation, and amortization;

•	gross or operating margins;

•	productivity ratios;

•	share price (including, but not limited to, growth measures and total stockholder return);

•	expense targets;

•	margins;

•	operating efficiency;

•	objective measures of customer satisfaction;

•	working capital targets;

•	measures of economic value added;

•	inventory control; and

•	enterprise value.

Transferability.    Generally, each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative, and such award may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution.

The committee may, in its discretion, however, provide that awards granted under the 2006 Plan that are not ISOs may be transferred by a participant without consideration to certain “permitted transferees” (as defined in the 2006 Plan), pursuant to the terms of the 2006 Plan and rules adopted by the committee.

Amendment.    Our board of directors may amend, alter, suspend, discontinue, or terminate the 2006 Plan or any portion thereof at any time. No such action may be taken, however, without stockholder approval if such approval is necessary to comply with any regulatory requirement and no such action that would impair any rights under any previous award will be effective without the consent of the person to whom such award was made. In addition, the committee is authorized to amend the terms of any award granted under the 2006 Plan if the amendment would not impair the rights of any participant without his or her consent. No amendment may, however, reduce the exercise price of an option, cancel an existing option and replace it with a new option having a lower exercise price, or take any other action, that would result in such option being considered “repriced” for purposes of our proxy statement, or that would result in the option being accounted for under the variable method of accounting, without stockholder approval of such amendment.

U.S. Federal Income Tax Consequences.    The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise of awards under the 2006 Plan and the disposition of shares purchased pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state and local tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options.     The Code requires that, for treatment of an option as a qualified option, shares of our common stock acquired through the exercise of a qualified option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of qualified options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the qualified option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of a qualified option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an otherwise qualified option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the qualified option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of a non-qualified stock option. Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock.    A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units.    A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or cash) he actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

SARs.    No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Stock Bonus Awards.    A participant will have taxable compensation equal to the difference between the fair market value of the shares on the date the award is made over the amount the participant paid for such shares, if any. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m).    In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the four other officers whose compensation is disclosed in its proxy statement, subject to certain exceptions. The 2006 Plan is intended to satisfy either an exception or applicable transitional rule requirements with respect to grants of options to covered employees. The 2006 Plan is designed to permit certain awards of restricted share units and other awards to be awarded in a manner intended to qualify under either the “performance-based compensation” exception to Section 162(m) of the Code or applicable transitional rule requirements.

2006 India Subplan 1

On April 20, 2006, our board approved the creation of a subplan under the 2006 Plan which is called the “ExlService Holdings, Inc. 2006 Omnibus India Subplan 1,” or the “2006 India Subplan 1.” The purpose of the 2006 India Subplan 1 is to make available to employees of our subsidiaries who reside in India the same types of awards generally available under our 2006 Plan. In addition, the 2006 India Subplan 1 provides for grants of equity awards and cash bonuses intended to qualify as performance-based compensation under Section 162(m) of the Code. The terms and conditions governing options granted under the 2006 India Subplan 1 are substantially similar to the terms and conditions governing options granted under the 2006 Plan. Under the 2006 India Subplan 1, the compensation committee may also grant awards of nonqualified stock options, incentive stock options, SARs, restricted stock, restricted share units, stock bonus awards, performance compensation awards (including cash bonus awards) or any combination of the foregoing in accordance with the same terms and conditions governing such awards under the 2006 Plan. Awards for a total of 250,000 shares of our Series B common stock (500,000 shares of our common stock after giving effect to the Share Conversion) may be granted in the aggregate under the 2006 India Subplan 1.

2006 India Subplan 2

On September 29, 2006, our board approved the creation of a subplan under the 2006 Plan which is called the “ExlService Holdings, Inc. 2006 Omnibus India Subplan 2,” or the “2006 India Subplan 2.” The purpose of the 2006 India Subplan 2 is to make available to employees of our subsidiaries who reside in India the same types of awards generally available under our 2006 Plan. In addition, the 2006 India Subplan 2 provides for grants of equity awards and cash bonuses intended to qualify as performance-based compensation under Section 162(m) of the Code. The terms and conditions governing options granted under the 2006 India Subplan 2 are substantially similar to the terms and conditions governing options granted under the 2006 Plan and the 2006 India Subplan 1. Under the 2006 India Subplan 2, the compensation committee may also grant awards of nonqualified stock options, incentive stock options, SARs, restricted stock, restricted share units, stock bonus awards, performance compensation awards (including cash bonus awards) or any combination of the foregoing in accordance with the same terms and conditions governing such awards under the 2006 Plan. Awards for a total of 505,000 shares of our Series B common stock (1,010,000 shares of our common stock after giving effect to the Share Conversion) may be granted in the aggregate under the 2006 India Subplan 2.

We intend to file a registration statement under the Securities Act to register the shares of common stock reserved for issuance under the 2006 Plan (including the 2006 India Subplan 1 and the 2006 India Subplan 2) and the resale of shares of common stock previously issued upon exercise of options granted under the 2006 Plan (including the 2006 India Subplan 1 and the 2006 India Subplan 2).

Management Incentive Plan

In connection with our acquisition of Inductis, our board adopted the ExlService Holdings, Inc. Management Incentive Plan, or the “MIP,” on July 1, 2006. The MIP is a sub plan under our 2006 Plan. The purpose of the MIP is to provide for the grant of restricted stock awards and cash awards to certain individuals who were key employees of Inductis. In connection with our acquisition of Inductis, we granted 53,755 restricted shares of Series B common stock (107,510 shares of our common stock after giving effect to the Share Conversion) to the former holders of Inductis securities under the MIP that vest over two or three years. Furthermore, we granted these holders restricted stock awards that comprise a total of 31,142 shares of Series B common stock (62,284 shares of common stock after giving effect to the Share Conversion) and vest two and over three years based on achievement of specific earnout targets for the historic Inductis business in 2006 and 2007, as set forth in the terms of the MIP and the awards granted under the MIP. Participants in the MIP are also eligible to receive awards totaling $517,871 in a mix of cash and shares of common stock if additional revenue targets for 2007 are achieved. See “The Inductis Acquisition.”

PRINCIPAL STOCKHOLDERS

The table below sets forth, as of August 15, 2006, information with respect to the beneficial ownership of our common stock by:

•	each of our directors (including nominees) and each of the named executive officers;

•	each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock; and

•	all of our directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of the regulations of the Commission governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

	Shares of Series A Common Stock Beneficially Owned Before This Offering			Shares of Series B Common Stock Beneficially Owned Before This Offering		Shares of Common Stock Beneficially Owned After This Offering (1)
Name and Address of Beneficial Owner (2)	Number of Shares		Percentage of Class	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class
Oak Hill Partnerships(3)	5,271,252	(4)	49.7%	—	—%	10,542,504	38.6%
FTVentures(5)	1,757,084	(6)	16.6	—	—	3,514,168	12.9
NUI Investments Limited(7)	526,316		5.0	—	—	1,052,632	3.9
Vikram Talwar(8)	1,053,036	(9)	9.9	—	—	2,106,072	7.7
Rohit Kapoor(8)	1,053,036		9.9	—	—	2,106,072	7.7
Deepak Dhawan	—		—	64,831	11.5	129,662	*
Pavan Bagai(10)	—		—	187,430	33.0	374,860	1.4
Sandeep Tyagi	328,068		3.1	—	—	656,136	2.4
Katy Murray(11)	—		—	30,000	5.1	60,000	*
Amit Shashank(12)	—		—	20,000	3.4	40,000	*
Steven B. Gruber	—		—	—	—	—	—
Bradford E. Bernstein	—		—	—	—	—	—
Edward V. Dardani	—		—	—	—	—	—
James C. Hale, III	—		—	—	—	—	—
Dr. Mohanbir Sawhney	—		—	—	—	—	—
Garen K. Staglin(13)	—		—	3,750	*	7,000	*
David B. Kelso	—		—	—	—	—	—
All current directors and executive officers as a group (17 persons)(14)	2,434,140		22.9%	410,496	65.1%	5,688,772	20.7%

*	Less than 1%.

(1)	Gives effect to the Share Conversion and assumes no exercise of the underwriters’ option to purchase additional shares. In the event the option is exercised, the underwriters have an option to purchase up to 750,000 additional shares of our common stock.

(2)	Unless otherwise noted, the business address of each beneficial owner is c/o ExlService Holdings, Inc., 350 Park Avenue, New York, New York 10022.

(3)	The business address of Oak Hill Partnerships is 201 Main Street, Suite 2415, Fort Worth, TX 76102.

(4)	Includes an aggregate of 5,139,471 shares of Series A common stock (10,278,942 shares of our common stock after giving effect to the Share Conversion) held by Oak Hill Capital Partners, L.P. and 131,781 shares of Series A common stock (263,562 shares of our common stock after giving effect to the Share Conversion) held by Oak Hill Capital Management Partners, L.P. OHCP MGP, LLC is the sole general partner of OHCP GenPar, L.P., which is the sole general partner of Oak Hill Capital Management Partners, L.P. and Oak Hill Capital Partners, L.P. OHCP MGP, LLC exercises voting and dispositive control over the shares held by Oak Hill Capital Management Partners, L.P. and Oak Hill Capital Partners, L.P. The Oak Hill Partnerships will have certain registration rights with respect to their shares of common stock following the consummation of this offering, subject to certain conditions. See “Certain Relationships and Related Transactions—Transactions entered into in connection with this offering—Registration Rights Agreements.”

(5)	The business address of FTVentures is 601 California Street, Suite 2200, San Francisco, CA 94109.

(6)	Includes 847,139 shares of Series A common stock (1,694,278 shares of our common stock after giving effect to the Share Conversion) held by Financial Technology Ventures (Q), L.P., 31,403 shares of Series A common stock (62,806 shares of our common stock after giving effect to the Share Conversion) held by Financial Technology Ventures, L.P., 873,354 shares of Series A common stock (1,746,708 shares of our common stock after giving effect to the Share Conversion) held by Financial Technology Ventures II (Q), L.P. and 5,188 shares of Series A common stock (10,376 shares of our common stock after giving effect to the Share Conversion) held by Financial Technology Ventures II, L.P. Financial Technology Management, LLC is the sole general partner of Financial Technology Ventures (Q), L.P. and Financial Technology Ventures, L.P. Financial Technology Management II, LLC is the sole general partner of Financial Technology Ventures II (Q), L.P. and Financial Technology Ventures II, L.P. Financial Technology Management, LLC exercises voting and dispositive control over the shares held by Financial Technology Ventures (Q), L.P. and Financial Technology Ventures, L.P., and Financial Technology Management II, LLC exercises voting and dispositive control over the shares held by Financial Technology Ventures II (Q), L.P. and Financial Technology Ventures II, L.P. FTVentures will have certain registration rights with respect to their shares of common stock following the consummation of this offering, including the right to make one demand to register their shares of common stock after the earlier of 18 months following the consummation of this offering or 12 months after the consummation of this offering if a demand registration with regard to our shares of common stock has been completed, subject to certain conditions. See “Certain Relationships and Related Transactions—Transactions entered into in connection with this offering—Registration Rights Agreements.”

(7)	The business address of NUI Investments Limited is 8 Surrey Street, Norwich NR1 3NG, United Kingdom.

(8)	Messrs. Talwar and Kapoor will have certain registration rights with respect to their shares of common stock following the consummation of this offering, including the right to make one demand to register their shares of common stock after the earlier of 18 months following the consummation of this offering or 12 months after the consummation of this offering if a demand registration with regard to our shares of common stock has been completed, subject to certain conditions. See “Certain Relationships and Related Transactions—Transactions entered into in connection with this offering—Registration Rights Agreements.”

(9)	This amount includes 42,000 shares of Series A common stock (84,000 shares of our common stock after giving effect to the Share Conversion) transferred by Mr. Talwar to a spousal lifetime access trust. Mr. Talwar’s spouse and Mr. Kapoor are the trustees of this trust and share dispositive and voting control over the shares in the trust. This amount also includes 42,000 shares of Series A common stock (84,000 shares of our common stock after giving effect to the Share Conversion) transferred by Mr. Talwar’s spouse to a spousal lifetime access trust. Mr. Talwar and Mr. Kapoor are the trustees of this trust and share dispositive and voting control over the shares in the trust. Mr. Kapoor disclaims beneficial ownership of these shares and this prospectus shall not be deemed an admission that Mr. Kapoor is a beneficial owner of such shares of purposes of the Securities Exchange Act of 1934. This amount also includes 169,409 shares of Series A common stock (338,818 shares of our common stock after giving effect to the Share Conversion) transferred by Mr. Talwar to a three year grantor retained annuity trust. Mr. Talwar is the sole trustee of this trust.

(10)	This amount includes options to purchase 6,250 shares of Series B common stock (12,500 shares of our common stock after giving effect to the Share Conversion) owned by Mr. Bagai which are exercisable within 60 days.

(11)	This amount consists of options to purchase 30,000 shares of Series B common stock (60,000 shares of our common stock after giving effect to the Share Conversion) owned by Ms. Murray which are exercisable within 60 days.

(12)	This amount consists of options to purchase 20,000 shares of Series B common stock (40,000 shares of our common stock after giving effect to the Share Conversion) owned by Mr. Shashank which are exercisable within 60 days.

(13)	This amount consists of options to purchase 3,750 shares of Series B common stock (7,500 shares of our common stock after giving effect to the Share Conversion) owned by Mr. Staglin which are exercisable within 60 days.

(14)	This amount includes options to purchase 67,500 shares of Series B common stock (135,000 shares of our common stock after giving effect to the Share Conversion) owned in the aggregate by our current directors and executive officers which are exercisable within 60 days.

Stock Sale

On December 3, 2004, Vikram Talwar and Rohit Kapoor entered into a Stock Purchase Agreement with TCV V, L.P. and TCV V Member Fund, L.P., which we refer to together as TCV, pursuant to which TCV purchased an aggregate of 421,054 shares of our Series A common stock (842,108 shares of our common stock after giving effect to the Share Conversion) for an aggregate purchase price of approximately $10.0 million. In connection with the sale, Messrs. Talwar and Kapoor agreed to pay TCV the difference between TCV’s purchase price and its resale price if TCV were required to resell those shares in connection with a sale of ExlService Holdings at a price lower than that paid to Messrs. Talwar and Kapoor. By its terms, certain provisions of the agreement, including the obligation to make TCV whole on a resale of its interests in the Company, will terminate upon the consummation of this offering. In addition, we granted TCV certain piggyback registration rights with respect to its shares of our Series A common stock, subject to customary restrictions and pro rata reductions in the event of a public offering. We also granted TCV approval rights relating generally to affiliate transactions, the right to purchase a pro rata share of specified issuances of our common stock or preferred stock and the right to attend meetings of our board of directors in a nonvoting observer capacity. See “Certain Relationships and Related Transactions—Transactions Entered into in Connection with this Offering—Registration Rights Agreements.” The provisions of our agreement with TCV relating to approval rights of affiliate transactions, the right to participate in additional equity sales and the right to attend board meetings will terminate upon the consummation of this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions Entered into in Connection with this Offering

Share Conversion

Prior to this offering, we had two classes of common stock, our Series A common stock and Series B common stock. In accordance with the terms of our certificate of incorporation and our existing equity incentive plan arrangements, immediately prior to the consummation of this offering, each share of our Series B common stock will be converted automatically and without any action on the part of the holders or our part into one share of our Series A common stock, and each option to purchase shares of our Series B common stock will be adjusted to convert without any action on the part of the holders into an option to purchase the same number of shares of our Series A common stock. In addition, prior to the consummation of this offering, we will increase our total authorized number of shares of capital stock, make certain changes to our charter documents and effect the Stock Split. As a result, after this offering, we will only have one class of common stock outstanding, which will be referred to as common stock.

Termination of Stockholders’ Agreement

We are parties to an Amended and Restated Stockholders’ Agreement with Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., Financial Technology Ventures, L.P., Financial Technology Ventures (Q), L.P., Financial Technology Ventures II, L.P., Financial Technology Ventures II (Q), L.P., TCV V, L.P., TCV Member Fund, L.P., NUI Investments Limited, Vikram Talwar, Rohit Kapoor, Sandeep Tyagi and certain other stockholders who received shares of our common stock in connection with the Inductis Acquisition. This agreement contains certain rights and restrictions on the sale, assignment, transfer, encumbrance or other disposition of the approximately 10,660,513 shares of our Series A and Series B common stock (21,321,026 shares of our common stock after giving affect to the Share Conversion) that are subject to the agreement. This agreement will automatically terminate by its terms upon the consummation of this offering.

Our director, Mr. Steven Gruber, is a Managing Partner of Oak Hill Capital Management, Inc., the investment advisor to Oak Hill Capital Partners, L.P., one of our 5% stockholders. Our director, Mr. Edward Dardani, is a principal of Oak Hill Capital Management, Inc., the investment advisor to Oak Hill Capital Partners, L.P., one of our 5% stockholders. Our director, Mr. Bradford E. Bernstein, is a Partner at FTVentures, one of our 5% stockholders, and a former Partner of Oak Hill Capital Management, Inc. Our director, Mr. James C. Hale III is a General Partner and Managing Member of FTVentures, one of our 5% stockholders. Our director, Mr. Staglin, is a senior advisor for FTVentures.

Registration Rights Agreements

Prior to the consummation of this offering, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., Financial Technology Ventures (Q), L.P., Financial Technology Ventures, L.P., Financial Technology Ventures II (Q), L.P., Financial Technology Ventures II, L.P., Vikram Talwar, Rohit Kapoor and certain of their respective affiliates, which we refer to as the Designated Stockholders, will enter into a registration rights agreement with us relating to the shares of common stock they hold. Subject to several exceptions, including our right to defer a demand registration under certain circumstances, Designated Stockholders holding at least a majority of the registrable securities held by all of the Designated Stockholders may require that we register for public resale under the Securities Act all shares of common stock that they request be registered at any time after the expiration of the relevant lock-up period following this offering so long as the securities being registered in each registration statement are reasonably expected to produce aggregate proceeds of at least $20.0 million. However, after the earlier of 18 months from the consummation of this offering or 12 months after the consummation of this offering if a demand registration with regard to our shares of common stock has been completed, FTVentures and their affiliates, acting alone, will have the right to make one demand to register their shares of common stock so long as they hold shares of common stock representing at least 7.5% of our outstanding common stock at the time. Similarly, after the earlier of 18 months from the date of this offering or 12 months after the consummation of this offering if a demand registration with regard to our shares of common stock has been completed, Messrs. Talwar and Kapoor and their affiliates, acting together, will have the right to make one demand to register their shares of common stock so long as they hold shares of common stock representing in the aggregate at least 7.5% of our outstanding common stock at the time. We will not be obligated to effectuate more than three demand registrations under this agreement. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, the Designated Stockholders have the right to require us to register the sale of the common stock held by them on Form S-3, subject to offering size and other restrictions. Non-requesting Designated Stockholders are entitled to piggyback registration rights with respect to any registration request made by the requesting Designated Stockholders. If the registration requested by the Designated Stockholders is in the form of a firm underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would have a material adverse effect on the distribution or sales price of the shares of common stock in the offering, the number of shares included in the offering will be determined as follows:

•	first, shares offered by the requesting Designated Stockholders (pro rata, based on the number of their respective shares requested to be included in such offering);

•	second, shares offered by any other stockholders (pro rata, based on the number of their respective shares requested to be included in such offering) except to the extent any such holders have agreed under existing agreements to grant priority with regard to participation in such offering to any other holders of our securities; and

•	third, shares offered by us for our own account.

In addition, the Designated Stockholders have been granted piggyback rights on any registration for our account or the account of another stockholder. If the managing underwriter in an underwritten offering determines that the number of securities offered in a piggyback registration would have a material adverse effect on the distribution or sales price of the shares of common stock in the offering, the number of shares included in the offering will be determined as follows:

•	first, shares offered by us for own account if we have initiated such registration or by any stockholders exercising demand rights with respect to such registration (pro rata, based on the number of their respective shares requested to be included in such offering);

•	second, shares offered by any of our other stockholders (including the Designated Stockholders) (pro rata, based on the number of their respective shares requested to be included in such offering) except to the extent any such holders have agreed under existing agreements to grant priority with regard to participation in such offering to any other holders of our securities; and

•	third, shares offered by us for our own account if any stockholder initiated such registration by exercising demand rights.

In connection with this offering or the other registrations described above, we will indemnify any selling stockholders and we will bear all fees, costs and expenses (except underwriting discounts and selling commissions).

On December 3, 2004, we granted TCV certain piggyback registration rights with respect to its shares of our common stock, subject to customary restrictions and pro rata reductions in the number of shares to be sold in an offering. We will indemnify TCV and bear all fees, costs and expenses, except underwriting commissions or discounts, brokerage fees, transfer taxes, expenses of counsel, accountants or other representatives retained by TCV, in connection with any registration of TCV’s shares.

As discussed elsewhere in this prospectus, we have also agreed to provide certain piggyback registration rights to Norwich Union and Prudential Financial.

Stock and Note Purchase Agreement

On December 13, 2002, we entered into a Stock and Note Purchase Agreement with Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., Financial Technology Ventures, L.P., Financial Technology Ventures (Q), L.P., Financial Technology Ventures II, L.P., Financial Technology Ventures II (Q), L.P., Vikram Talwar and Rohit Kapoor. Under this agreement, we issued and sold shares of our Series A common stock and Series A preferred stock and issued senior promissory notes to these persons. We intend to use a portion of the net proceeds from this offering to repurchase or redeem $6.5 million in aggregate principal amount of Series A preferred stock, plus accrued and unpaid dividends to the redemption date, and to repay all of those senior promissory notes in the aggregate principal amount of $5.7 million, plus accrued and unpaid interest to the repayment date. The following table lists the aggregate purchase price paid by each party, the securities acquired and the amount to be paid to redeem the Series A preferred stock and repay the senior promissory notes.

	Aggregate Purchase Price	Shares of Series A Common Stock (#)	Shares of Series A Preferred Stock (#)	Principal Amount of Senior Promissory Notes	Amount to be Paid to Repurchase or Redeem Series A Preferred Stock and Senior Promissory Notes
Oak Hill Capital Partners, L.P.	$7,312,500.00	5,139,471	29,182.00	$3,175,549.94	$8,058,529
Oak Hill Capital Management Partners, L.P.	187,500.00	131,781	748.26	81,424.07	206,629
Financial Technology Ventures, L.P.	44,680.00	31,403	178.30	19,403.24	49,238
Financial Technology Ventures (Q), L.P.	1,205,320.00	847,139	4,810.07	523,426.43	1,328,288
Financial Technology Ventures II, L.P.	7,381.25	5,188	29.46	3,204.99	8,134
Financial Technology Ventures II (Q), L.P.	1,242,618.75	873,354	4,958.92	539,623.68	1,369,392
Vikram Talwar	612,135.32	1,053,036	1,496.51	162,848.91	413,258
Rohit Kapoor	612,135.32	1,053,036	1,496.51	162,848.91	413,258

Agreements with Norwich Union

Stock Purchase Agreement

On July 22, 2004, we entered into a Stock Purchase Agreement with NUI Investments Limited, an affiliate of our client Norwich Union, pursuant to which NUI Investments Limited purchased 526,316 shares of our Series A common stock for an aggregate purchase price of $12,500,000. Following the consummation of this offering and the Share Conversion, these shares will be converted into 1,052,632 shares of our common stock, representing approximately 3.9% of our total outstanding common stock. Provisions of the Stock Purchase Agreement relating to certain approval rights, subsequent client-related transactions and additional equity financings will terminate upon the consummation of this offering. We granted Norwich Union piggyback registration rights subject to customary restrictions and pro rata reductions in the number of shares to be sold in an offering. We will indemnify NUI Investments Limited and bear all fees, costs and expenses, except underwriting commissions or discounts, brokerage fees, transfer taxes, expenses of counsel, accountants or other representatives retained by NUI Investments Limited in connection with any registration of shares purchased by NUI Investments Limited.

Insurance Services Framework Agreements

On May 28, 2003, we entered into an initial Insurance Services Framework Agreement with Norwich Union to supply them with insurance services. In connection with this agreement, we entered into a guarantee agreement, confidentiality agreement and data protection agreement. Each of these agreements was subsequently terminated in 2004 and replaced by two new Insurance Services Framework Agreements with Norwich Union.

Our Insurance Services Framework Agreements with Norwich Union provide a broad range of business process services to Norwich Union and its affiliates from our facilities in Pune, which we refer to as the Pune Agreement, and Noida, which we refer to as the Noida Agreement. These agreements provide that we will supply insurance services to Norwich Union to be set forth in work orders between us and Norwich Union. Under those agreements, we will generally be responsible for facility planning and management, IT and telecommunications services.

Under the Pune Agreement, neither we nor Norwich Union is under any obligation to comply with its obligations under that agreement, or to receive or provide insurance services, prior to the signing of a work order. However, under the Noida Agreement, Norwich Union has agreed to make a minimum commitment to use our insurance services requiring an average of not less than 550 full-time employees in the Noida facility in any continuous period of 12 months following August 1, 2004, with such commitment increasing to 650 full-time employees during the six-month period beginning July 1, 2006, 700 full-time employees during the six-month period beginning January 1, 2007, and 750 full-time employees in any continuous period of six months following July 1, 2007.

Under the Noida Agreement, we and Norwich Union have agreed to the following restrictive covenants for so long as the average number of full-time employees used to provide the services under both the Pune Agreement and the Noida Agreement during any period of 12 months ending on any anniversary of this agreement is less than 600 in aggregate. We have agreed not to provide in India any services similar to the services we provide to Norwich Union to competitors of Norwich Union that have been identified by Norwich Union. Further, during the term of this agreement and until the second anniversary of the date of termination, Norwich Union has agreed not to engage in certain competing activities.

The Pune Agreement has a minimum term of three years and the Noida Agreement has a minimum term of five years.

Either we or Norwich Union may terminate the agreements immediately under certain circumstances, including our failure to meet certain performance standards, without cost or liability. The Pune Agreement expires in January 2007 and can only be terminated for cause during its initial term, but work orders under that agreement cannot be terminated without cause before July 1, 2007. The Noida Agreement expires in July 2009 and can be terminated without cause upon six months prior notice and payment to us of a break-up fee during its initial term. After these initial terms, Norwich Union may terminate these agreements without cause or penalty with six months notice. Norwich Union may also terminate a work order immediately upon certain circumstances or for any reason with three months prior written notice and payment of a termination fee except as described above for work orders under the Pune Agreement.

Norwich Union pays us for our services on a cost-plus basis. In addition to the costs, Norwich Union has agreed to pay us a management fee which is based on three levels of performance. The agreement which relates to the Noida facility provides that if in any continuous period of 12 months following July 29, 2004, the amount of the management fee paid to us in that period is less than the amount of the management fee that would have been so paid had the minimum commitment described therein been complied with, Norwich Union will then pay us any difference. We will also share any cost efficiency savings with Norwich Union, based on previously agreed upon percentages of those savings.

In separate Guarantee and Indemnity Agreements, two affiliates of Norwich Union have each guaranteed under certain circumstances the payment of all obligations under the Insurance Services Framework Agreements for each of the Pune and Noida facilities, up to a maximum payment of an aggregate of £26.0 million (U.S.$47.7 million at the exchange rate as of June 30, 2006). These two affiliates have also agreed to indemnify us for any losses we may incur while acting in good faith under the applicable service agreement or related work order, as a result of any default by Norwich Union or each of those affiliates, as the case may be.

In addition, we and our operating subsidiaries that are the subject of those service agreements have entered into data protection agreements, which establish the obligations of each party to protect the export and use of personal data disclosed by, and on behalf of, Norwich Union, relating to its U.K. customers.

Purchase by Norwich Union of Assets of EXL India

Under the Noida Agreement, Norwich Union has the option to purchase certain of the assets of our operating subsidiary, EXL India, for the book value (as defined in that agreement) of these assets on the terms and conditions set forth in the agreement, under any of the following circumstances:

•	if we are in material default of that agreement, as defined in the agreement, and such default affects the insurance services provided by more than 300 full-time employees or their equivalent;

•	upon our change of control that was not approved by Norwich Union in advance, which change of control results or would result in us becoming a company controlled by a competitor of Norwich Union or its affiliates, as defined in that agreement; or

•	if there has been a material default, as defined in the agreement, by us, that has prejudiced or is likely to prejudice the reputation of Norwich Union or its affiliates.

Option to Purchase Stock of NCOP

We entered into a Virtual Shareholders’ Agreement with Norwich Union, EXL India and NCOP, the operating subsidiary for the Pune services, on August 26, 2004. Under that agreement, as amended, Norwich Union has the option to purchase all of the outstanding shares of NCOP under the following circumstances:

•	with six months prior notice, at any time during the period commencing on January 1, 2008 and terminating on February 26, 2011; or

•	upon termination of the Insurance Services Framework Agreement relating to the Pune facility pursuant to its terms.

Norwich Union has recently publicly announced its intention to start exercising its option to assume the operations of the facilities of certain of its third party vendor-contractors, including one of our facilities in Pune.

We may cause Norwich Union to purchase all of the outstanding shares of NCOP under the following circumstances:

•	if the volumes (as defined in the agreement) of NCOP on the date we give notice of this “put” to Norwich Union are less than 90% of NCOP on August 26, 2007, at any time during the period commencing on August 26, 2007 and terminating on February 26, 2011; or

•	upon termination by us of the Insurance Services Framework Agreement relating to the Pune facility pursuant to its terms.

In either case, the purchase price of the stock will be the net asset value (as defined in the agreement) of NCOP for the NCOP shares. This agreement will terminate one month after the termination of the Pune Agreement. Norwich Union also has the right under that agreement to designate for election one member of the board of directors of NCOP.

Management Arrangement

We have a management arrangement with Oak Hill Capital Partners, L.P. and FTVentures, pursuant to which we make payments to Oak Hill Capital Partners, L.P. and FTVentures of not more than $200,000 per year in return for advice related to insurance matters, including directors and officers insurance, various business introductions, assistance in hiring of key employees and other services related to marketing our services to potential clients. In years during which we do not meet certain financial thresholds, the amount is reduced to $100,000 per year. We accrued $100,000 in management fees for the first six months of 2006 and paid an annual management fee of $100,000, $200,000 and $200,000 with respect to services rendered in each of 2005, 2004 and 2003. This management arrangement will terminate upon the consummation of this offering.

Company Holder Agreements

In connection with the Inductis Acquisition, we entered into Company Holder Agreements with the former holders of Inductis common stock and options to purchase Inductis common stock, including Mr. Tyagi. The agreements generally prohibit the transfer of the shares of our Series A common stock received in connection with the Inductis Acquisition, subject to certain exceptions. See “The Inductis Acquisition—Company Holder Agreement” for a more complete discussion of the terms of the Company Holder Agreements.

Other Related-party Transactions

We have retained E-placements Pvt. Ltd, or E-placements, to provide us with language training services. E-placements is a company controlled by Vikram Talwar, our Chief Executive Officer and Vice Chairman, and his immediate family, and is operated by Siddarth Talwar, Mr. Talwar’s son. We recorded expenses related to these services of $25,925 for the first six months of 2006 and $86,417, $223,458 and $192,944 for fiscal years 2005, 2004 and 2003, respectively. Our board of directors approved all of our transactions with E-placements. Our agreement with E-placements terminated on September 30, 2006.

We provide advisory services related primarily to compliance with the Sarbanes-Oxley Act of 2002 to Williams Scotsman, Inc., a provider of mobile and modular building solutions in North America. Williams Scotsman, Inc. is controlled by entities related to Oak Hill Capital Partners, L.P., one of our 5% stockholders. Steven Gruber, our Chairman of the board of directors, is also a director of Williams Scotsman, Inc. and its parent corporation, Williams Scotsman International, Inc. We received approximately $245,410 in the first six months of 2006 and approximately $320,000 and $26,000 in 2005 and 2004, respectively, in advisory fees and expense reimbursements from Williams Scotsman, Inc.

We provide BPO services to MedSynergies, Inc., a provider of outsourced billing, claims administration and payment processing services to healthcare providers. MedSynergies, Inc. is controlled by entities related to FTVentures, one of our 5% stockholders. We received approximately $156,335 in 2006 and nil in 2005 from MedSynergies, Inc.

We provide advisory services to Duane Reade Holdings, Inc., a New York City drugstore chain. Duane Reade Holdings, Inc. is indirectly owned by Oak Hill Capital Partners, L.P., one of our 5% stockholders. We received approximately $278,900 in the first six months of 2006 and $213,840 in 2005 and nil in 2004 and 2003 in advisory fees and expense reimbursements from Duane Reade Holdings, Inc.

Russell Bedford Stefanou Mirchandani, LLP, or RBSM, Inductis’ independent registered public accounting firm, provided certain services to Sandeep Tyagi, who was at the time the managing principal of Inductis LLC and is currently one of our executive officers, in connection with his personal income tax returns in 2006. In addition, RBSM prepared the personal tax return of Rohit Kapoor, our President and Chief Financial Officer, and Arrowhead Advisors LLC, an entity affiliated with Mr. Kapoor, in 2006. RBSM has ceased providing any further services to Messrs. Tyagi and Kapoor and Arrowhead Advisors LLC.

DESCRIPTION OF CAPITAL STOCK

Prior to the Share Conversion, our authorized capital stock consists of 13,000,000 shares of common stock, of which 11,122,702 shares are designated as Series A common stock and 1,839,230 shares are designated as Series B common stock, and 55,000 shares of preferred stock, of which 45,833.36 are designated as Series A preferred stock. 10,606,759 shares of Series A common stock, 562,579 shares of Series B common stock and 45,304 shares of Series A preferred stock were issued and outstanding (excluding unvested restricted stock and shares to be issued upon exercise of options granted under our equity incentive plans and otherwise) as of September 30, 2006.

Stock Split and Share Conversion

Prior to this offering, we had two classes of common stock, our Series A common stock and Series B common stock. In accordance with the terms of our certificate of incorporation and our existing stock option plan arrangements, immediately prior to the consummation of this offering, each share of our Series B common stock will be converted automatically and without any action on the part of the holders or our part into one share of our Series A common stock, and each option to purchase shares of our Series B common stock will be adjusted to convert without any action on the part of the holders into an option to purchase the same number of shares of our Series A common stock. In addition, prior to the consummation of this offering, we will increase our total authorized number of shares of capital stock, make certain changes to our charter documents and effect the Stock Split. As a result, after this offering, we will only have one class of common stock outstanding, which will be referred to as common stock.

After giving effect to the Share Conversion and the application of the net proceeds of this offering as described under “Use of Proceeds,” our authorized capital stock will consist of 100,000,000 shares of common stock and 15,000,000 of preferred stock, of which 27,338,676 shares of common stock and no shares of preferred stock are expected to be outstanding (excluding unvested restricted shares and shares to be issued upon exercise of outstanding options and assuming the underwriters do not exercise their option to purchase additional shares). If the underwriters exercise their option in full, we expect 28,088,676 shares of common stock to be outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred Stock

After the consummation of this offering, we will be authorized to issue up to 15,000,000 shares of preferred stock. Our board of directors is authorized, subject to limitations prescribed by Delaware law and our certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors also is authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Certain Certificate of Incorporation, By-Law and Statutory Provisions

The provisions of our certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Directors’ Liability; Indemnification of Directors and Officers

Our certificate of incorporation will provide that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

•	for liability under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends, stock repurchases, or stock redemptions); or

•	for any transaction from which the director derived any improper personal benefit.

This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our certificate of incorporation and by-laws will provide that we indemnify each director and the officers, employees, and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware.

Special Meetings of Stockholders

Our certificate of incorporation will provide that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.

Stockholder Action; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation will provide that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings, unless the action to be effected by written consent and the taking of such action by written consent have expressly been approved in advance by the board. In addition, our by-laws will establish advance notice procedures for:

•	stockholders to nominate candidates for election as a director; and

•	stockholders to propose topics for consideration at stockholders’ meetings.

Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our by-laws. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following this offering, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. Notwithstanding the above, in the event that the number of directors to be elected to the board at an annual meeting is increased and we do not make any public announcement naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting, a stockholder notice of nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered not later than the close of business on the tenth day following the day on which such public announcement is first made. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Election and Removal of Directors

Our board will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Our stockholders may only remove directors for cause and with the vote of at least 66 2/3% of the total voting power of our issued and outstanding capital stock entitled to vote in the election of directors. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors.

Our certificate of incorporation and by-laws will not provide for cumulative voting in the election of directors.

Amendment of the Certificate of Incorporation and By-Laws

Our certificate of incorporation will provide that the affirmative vote of the holders of at least 66 2/3% of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors, is required to amend the following provisions of our certificate of incorporation:

•	the provisions relating to our classified board of directors;

•	the provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy, and the provisions relating to the removal of directors;

•	the provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our articles of incorporation and for the adoption, amendment or repeal of our by-laws;

•	the provisions relating to the restrictions on stockholder actions by written consent; and

•	the provisions relating to the calling of meetings of stockholders.

In addition, the board of directors will be permitted to alter our by-laws without obtaining stockholder approval and the affirmative vote of holders of at least 66 2/3% of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors will be required for any amendment to our by-laws by the stockholders.

Anti-Takeover Provisions of Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation’s outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined) for three years following the date that person became an interested stockholder unless various conditions are satisfied.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock will be Registrar and Transfer Company. Its telephone number is 1-800-456-0596.

Nasdaq Global Select Market Quotation

Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “EXLS.”

SHARES AVAILABLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot make any prediction as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. See “Risk Factors—Risks Related to this Offering—Substantial future sales of shares of our common stock in the public market could cause our stock price to fall.”

Sale of Restricted Shares

Upon consummation of this offering, we will have 27,338,676 shares outstanding, excluding unvested restricted shares and shares underlying outstanding options, assuming the underwriters do not exercise their option to purchase additional shares. Of these shares, the 5,000,000 shares sold in this offering (or 5,750,000 shares if the underwriters exercise their option in full) will be freely tradable without restriction or further restriction under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. After this offering, approximately 22,338,676 of our outstanding shares of common stock will be deemed “restricted securities,” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act. Immediately following the consummation of this offering, the holders of approximately 103,922 shares of common stock will be entitled to dispose of their shares pursuant to Rule 144 under the Securities Act, the holders of approximately 21,072,396 shares of common stock, representing approximately 77.7% of our outstanding common stock, will be entitled to dispose of their shares following the expiration of an initial 180-day “lock-up” period pursuant to the volume and other restrictions of Rule 144 and the holders of approximately 112,396 shares of common stock, representing approximately 0.5% of our outstanding common stock, will be entitled to dispose of their shares following the expiration of an initial 180-day “lock-up” period pursuant to the holding, volume and other restrictions of Rule 144. In addition, beginning June 30, 2007, the holders of approximately 1,049,962 shares of common stock will be entitled to dispose of an aggregate of 349,987 of such shares on June 30 of each year.

In addition, we could issue up to 389,906 additional shares of Series A common stock (779,812 shares of our common stock after giving effect to the Share Conversion) under the earnout payment provisions relating to the Inductis Acquisition. Based on satisfaction of agreed upon financial performance goals in 2007, we also agreed to make certain additional contingent payments to the former holders of Inductis securities in a mix of cash and additional shares of our common stock, the mix of which cannot be determined until the size of the contingent payments, if any, is determined. The value of any such contingent payments will range from $0.6 million to $6.5 million.

In connection with the Inductis Acquisition, we entered into the Company Holder Agreements with the former holders of Inductis common stock, including Mr. Tyagi. The agreements generally prohibit the transfer of the shares of our Series A common stock received in connection with the Inductis Acquisition, subject to certain exceptions. See “The Inductis Acquisition—Company Holder Agreement” for a more complete discussion of the terms of the Company Holder Agreements.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year, and including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the Nasdaq Global Select Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our company.

Rule 144(k)

Under Rule 144(k) under the Securities Act, any person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell these shares without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements of Rule 144.

Rule 701

Securities issued in reliance on Rule 701 under the Securities Act are also restricted and may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options/Equity Awards

We intend to file a registration statement under the Securities Act to register approximately 4,656,164 shares of common stock reserved for issuance or sale under our equity incentive plans and 343,220 shares held for resale by our existing stockholders that were previously issued under our equity incentive plans. After giving pro forma effect to the Share Conversion, 317,004 unvested shares of restricted stock and options to purchase a total of 1,979,426 shares of our common stock are expected to be outstanding under our equity incentive plans upon consummation of this offering, of which options to purchase 278,002 shares are expected to be exercisable immediately. In addition, an entity also holds options exercisable immediately to purchase 230,200 shares of our common stock after giving pro forma effect to the Share Conversion. Shares issued upon the exercise of stock options after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up Agreements

EXL Holdings, our executive officers and directors and certain of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, subject to certain extensions, they will not, without the prior written consent of Citigroup Global Markets Inc. and Goldman, Sachs & Co., dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, subject to certain exceptions. Citigroup and Goldman, Sachs & Co., in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. In addition, a significant number of our employees are subject to 180 day lock-up or other transfer restrictions pursuant to our equity incentive plans. In addition, former holders of Inductis common stock who received shares of our Series A common stock have agreed to certain restrictions on the transfer of such shares. See “The Inductis Acquisition—Company Holder Agreement.”

Immediately following the consummation of this offering, stockholders subject to lock-up agreements or other similar transfer restrictions, including former holders of Inductis common stock, will hold 22,234,754 shares of our common stock, representing approximately 81.3% of our then outstanding shares of common stock, or approximately 79.2% if the underwriters exercise their option to purchase additional shares in full.

We have agreed not to issue, sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus (subject to certain extensions). We may, however, grant options to purchase shares of common stock and issue shares of common stock upon the exercise of outstanding options under our existing equity incentive plans, we may issue common stock upon the conversion of securities or the exercise of warrants or options outstanding, we may issue or sell common stock in connection with an acquisition or business combination (subject to a specified maximum amount) as long as the acquiror of such common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement, and we may issue common stock to satisfy our earnout and contingent payment obligations in connection with the Inductis Acquisition.

Registration Rights

We have granted registration rights to some of our stockholders who, following the consummation of this offering, will hold approximately 20,618,756 shares of our common stock in the aggregate (including restricted stock and shares issuable upon the exercise of currently outstanding options). Under certain circumstances, some of these stockholders can require us to file registration statements that permit them to re-sell their shares. For more information, see “Certain Relationships and Related Transactions—Registration Rights Agreements” and “—Agreements with Norwich Union—Stock Purchase Agreement.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion summarizes certain material U.S. federal income tax and estate tax consequences of the ownership and disposition of shares of our common stock purchased pursuant to this offering by a holder that is a non-U.S. holder as we define that term below. This discussion is based on the Code, administrative pronouncements, judicial decisions, existing and proposed Treasury Regulations, and interpretations of the foregoing, all as of the date of this prospectus. All of the foregoing authorities are subject to change (possibly with retroactive effect) and any such change may result in U.S. federal income tax consequences to a holder that are materially different from those described below. We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service (IRS) or opinion of counsel with respect to the tax consequences discussed in this prospectus. Consequently, the IRS may disagree with or challenge any of the tax consequences discussed in this prospectus.

The following discussion does not purport to be a full description of all U.S. federal income tax considerations that may be relevant to a non-U.S. holder in light of such holder’s particular circumstances and only addresses non-U.S. holders who hold common stock as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not address the U.S. federal income tax considerations applicable to holders subject to special rules, such as certain financial institutions, tax-exempt entities, real estate investment trusts, regulated investment companies, insurance companies, partnerships or other pass-through entities, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, dealers in securities or currencies, persons holding common stock in connection with a hedging transaction, “straddle,” conversion transaction or a synthetic security or other integrated transaction, holders subject to special U.S. federal income tax rules (such as “passive foreign investment companies” and “controlled foreign corporations”) or holders whose “functional currency” is not the U.S. dollar. In addition, this discussion does not include any description of any alternative minimum tax consequences, gift tax consequences, or the tax laws of any state, local or foreign government that may be applicable to non-U.S. holders of our common stock. We urge you to consult your own tax advisor concerning the U.S. federal, state or local income tax and federal, state or local estate tax consequences of your ownership and disposition of our common stock in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction or under any applicable tax treaty.

As used in this discussion, a “non-U.S. holder” means a beneficial owner of shares of common stock who is not, for U.S. tax purposes:

•	a citizen or individual resident of the U.S.;

•	a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the U.S. or of any state thereof (including the District of Columbia);

•	an estate, income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust; or

•	a trust that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury Regulations.

If a partnership or other pass-through entity holds our common stock, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. If you are a partner in or owner of a partnership or other pass-through entity that is considering holding our common stock, you should consult your tax advisor.

Payment of Dividends

We do not presently anticipate paying cash dividends on shares of our common stock. For more information, please see “Dividend Policy.” If dividends are paid on shares of our common stock, however, these dividends will generally be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount, or any lower rate that may be specified by an applicable income tax treaty if we have received proper certification of the application of that income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the U.S., are not subject to U.S. withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax, provided that the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. maybe subject to a branch profits tax at a 30% rate, or any lower rate as may be specified in an applicable income tax treaty.

Sale or Exchange

A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other disposition of shares of common stock unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. and, if an applicable tax treaty applies, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the U.S., in which case, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation; or

•	the non-U.S. holder, who is an individual, is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition and some additional conditions are met.

Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the U.S. for 183 days or more during the year of disposition are taxed on their gains, including gains from the sale of shares of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year, at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the manner applicable to U.S. persons.

Federal Estate Tax

Shares of common stock owned or treated as owned by an individual non-U.S. holder will be included in that non-U.S. holder’s estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Under U.S. Treasury Regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Under an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. U.S. information reporting requirements and backup withholding tax will not apply to dividends paid on our common stock to a non-U.S. holder, however, if such holder provides a Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is not a United States person) or otherwise establishes an exemption.

The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury Regulations generally will be reduced by backup withholding tax at a current rate of 28%.

The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder in accordance with applicable U.S. Treasury Regulations or otherwise establishes an exemption and the broker has no actual knowledge, or reason to know, to the contrary. The payment of the proceeds on the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a broker generally will not be reduced by backup withholding or reported to the IRS. If, however, the broker is a U.S. person or has specified connections with the United States, unless some conditions are met, the proceeds from that disposition generally will be reported to the IRS, but not reduced by backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them and the availability and procedure for obtaining an exemption from backup withholding under current U.S. Treasury Regulations.

The above discussion is included for general information only. Each prospective purchaser is urged to consult its tax advisor with respect to the U.S. federal income tax and federal estate tax consequences of the ownership and disposition of our common stock, as well as the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

UNDERWRITING

Citigroup Global Markets Inc. and Goldman, Sachs & Co. are acting as joint book-running managers of the offering, and as representatives of the underwriters named below. We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions stated in that underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of shares
Citigroup Global Markets Inc.	2,000,000
Goldman, Sachs & Co.	2,000,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	600,000
Thomas Weisel Partners LLC	400,000

Total	5,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the option described below) if they purchase any of them.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                      additional shares of common stock at the public offering price less the underwriting discount. If any shares are purchased pursuant to this option, each underwriter must purchase a number of additional shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise
Per Share	$0.945	$0.945
Total	$4,725,000	$5,433,750

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $0.567 per share. If all of the shares are not sold at the initial offering price, the representatives of the underwriters may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

Our executive officers and directors and certain of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, subject to certain extensions, they will not, without the prior written consent of Citigroup and Goldman, Sachs & Co., dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, subject to certain exceptions. Citigroup and Goldman, Sachs & Co., in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

We have agreed not to issue, sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus (subject to certain extensions). We may, however, grant options to purchase shares of common stock and issue shares of common stock upon the exercise of outstanding options under our existing equity incentive plans, we may issue common stock upon the conversion of securities or the exercise of warrants or options outstanding, we may issue common stock in connection with an acquisition or business combination (subject to a specified maximum amount) as long as the acquiror of such common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement and we may issue common stock to satisfy our earnout and contingent payment obligations in connection with the Inductis Acquisition.

At our request, the underwriters have reserved up to 5% of the shares of common stock offered in this offering for sale at the initial public offering price to certain persons who are our directors, officers and employees, and certain friends and family members of these persons, and certain clients and prospective clients, through a directed share program. The number of shares of common stock available for sale to the general public in this offering will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares. In addition, all participants in the directed share program will be required, as a condition of their purchase of directed shares, to agree in writing not to offer, sell, or otherwise dispose of their shares for a period of 25 days after the date of this offering.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive, which we refer to as Qualified Investors, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Each underwriter has represented, warranted and agreed that:

•	(1) It has not offered or sold and will not offer or sell our common stock in Hong Kong SAR by means of this prospectus or any other document, other than to persons whose ordinary business involves buying or selling shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong SAR), and (2) unless it is a person who is permitted to do so under the securities laws of Hong Kong SAR it has not issued or held for the purpose of issue in Hong Kong and will not issue or hold for the purpose of issue in Hong Kong SAR this prospectus, any other offering material or any advertisement, invitation or document relating to the common stock, otherwise than with respect to common stock intended to be disposed of to persons outside Hong Kong SAR or only to persons whose business involves the acquisition, disposal, or holding of securities, whether as principal or as agent;

•	the shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, the common stock in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law; and

•	the prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription of purchase, of the common stock, may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares offered in this offering will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. The prices at which the shares will sell in the public market after this offering may be lower than the initial public offering price and an active trading market in our common stock may not develop and continue after this offering.

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “EXLS.”

In connection with the offering, one or more of the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales made in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares. The underwriters may close out any covered short position by exercising their option to purchase additional shares or purchasing shares in the open market after the distribution has been completed. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option. The underwriters may also make “naked” short sales of shares in excess of their option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup or Goldman, Sachs & Co. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock and, together with the imposition of penalty bids, may stabilize, maintain or otherwise affect the market price of our shares. As a result, the price of the common stock may be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Select Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that the total expenses of this offering, excluding discounts and commissions, will be approximately $2,500,000.

The underwriters may, from time to time, perform various financial advisory and investment banking services for us in the ordinary course of their business, for which they may receive customary fees and expenses.

A prospectus in electronic format may be made available either on the websites maintained by one or more of the underwriters or in another manner. The representatives may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. The representatives will allocate shares of our common stock to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares of our common stock may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the common stock offered by this prospectus for us. Cleary Gottlieb Steen & Hamilton LLP will pass upon the validity of the common stock for the underwriters. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented the Oak Hill Partnerships and their related parties from time to time and certain members of Paul, Weiss, Rifkind, Wharton & Garrison LLP own an indirect interest in Oak Hill Capital Management Partners, L.P. Luthra & Luthra Law Offices acted as our Indian counsel.

EXPERTS

The consolidated financial statements of ExlService Holdings, Inc. at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements for Inductis, Inc. at December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004 appearing in this prospectus and registration statement have been audited by Russell Bedford Stefanou Mirchandani LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF JUDGMENTS

Our primary operating subsidiary is organized in India and the majority of our executive officers reside outside the United States. Most of our assets are located in India. As a result, you may be unable to effect service of process upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against these persons outside the jurisdiction of their residence judgments obtained in courts of the United States, including judgments predicted solely upon the federal securities laws of the United States.

We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. In addition, a party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You may inspect a copy of the registration statement without charge at the Commission’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the Commission from the Commission’s Public Reference Room at the Commission’s principal office, 100 F Street, Room 1580, N.E., Washington, D.C. 20549.

You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission’s website address is www.sec.gov.

Index to Consolidated Financial Statements

Contents

EXLSERVICE HOLDINGS, INC.

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

As of December 31, 2005 and 2004:
Consolidated Balance Sheets	F-3
For the Years Ended December 31, 2005, 2004 and 2003:
Consolidated Statements of Operations	F-4
Consolidated Statements of Stockholders’ Equity	F-5
Consolidated Statements of Cash Flows	F-7

Notes to Consolidated Financial Statements	F-8

Unaudited Consolidated Financial Statements

As of June 30, 2006 and December 31, 2005:
Consolidated Balance Sheets	F-27
For the Three and Six months ended June 30, 2006 and 2005:
Consolidated Statements of Income	F-28
For the Six months ended June 30, 2006 and 2005:
Consolidated Statements of Cash Flows	F-29

Notes to Consolidated Financial Statements	F-30

INDUCTIS, INC.

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-45

As of December 31, 2005 and 2004:
Consolidated Balance Sheet	F-46
For the Years Ended December 31, 2005 and 2004:
Consolidated Statement of Income	F-47
Consolidated Statement of Stockholders’ Equity	F-48
Consolidated Statement of Cash Flows	F-49

Notes to the Consolidated Financial Statements	F-50

Unaudited Consolidated Financial Statements

As of June 30, 2006 and December 31, 2005:
Condensed Consolidated Balance Sheet	F-68
For the Six months ended June 30, 2006 and 2005:
Condensed Consolidated Statements of Operations	F-69
Condensed Consolidated Statements of Cash Flows	F-70

Notes to Consolidated Financial Statements	F-71

Report of Independent Registered Public Accounting Firm

The Board of Directors of ExlService Holdings, Inc.

We have audited the accompanying consolidated balance sheets of ExlService Holdings, Inc. (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ExlService Holdings, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

New York, New York

February 24, 2006

A Member Practice of Ernst & Young Global

ExlService Holdings, Inc.

Consolidated Balance Sheets

	December 31
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$24,240,632	$18,760,120
Restricted cash	474,504	195,299
Accounts receivable, net of allowance for doubtful accounts of $50,000 in 2004	14,762,331	10,520,227
Employee receivables	381,604	229,022
Prepaid expenses	1,037,839	885,437
Deferred income taxes	1,165,000	—
Other current assets	959,088	2,035,208

Total current assets	43,020,998	32,625,313
Fixed assets, net	16,206,665	14,888,102
Restricted cash	210,521	36,384
Deferred income taxes	871,327	101,063
Other assets	2,266,800	2,734,717

Total assets	$62,576,311	$50,385,579

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,391,775	$1,815,751
Deferred revenue	7,608,889	3,486,917
Accrued employee cost	3,408,714	3,541,344
Other accrued expenses and current liabilities	6,319,374	4,415,191
Income taxes payable	777,643	757,558
Current portion of capital lease obligation	215,150	178,880

Total current liabilities	19,721,545	14,195,641

Senior long-term debt	5,583,499	5,364,581

Preferred stock, $.001 par value, 55,000 shares authorized: 45,833.36 shares designated as Series A redeemable shares; 45,304 shares issued and outstanding	—	5,597,359
Capital lease obligations, less current portion	256,300	395,675

Total liabilities	25,561,344	25,553,256

Preferred stock, $.001 par value; 55,000 shares authorized:
45,833.36 shares designated as Series A redeemable shares; 45,304 shares issued and outstanding (liquidation preference $6,183,584 at December 31, 2005)	6,071,084	—

Stockholders’ equity:
Common stock, $0.001 par value: 12,000,000 shares authorized:
10,196,878 shares designated as Series A; 10,081,778 shares issued and outstanding	10,082	10,082
1,264,538 shares designated as Series B; 583,479 shares and 529,369 shares issued at December 31, 2005 and 2004, respectively	583	529
Additional paid-in capital	17,102,069	17,198,127
Deferred stock based compensation	(200,188)	(441,889)
Retained earnings	15,235,424	8,425,314
Accumulated other comprehensive loss	(1,189,628)	(345,381)

	30,958,342	24,846,782
Less 61,414 shares of Series B common stock held in treasury, at cost	(14,459)	(14,459)

Total stockholders’ equity	30,943,883	24,832,323

Total liabilities and stockholders’ equity	$62,576,311	$50,385,579

See accompanying notes.

ExlService Holdings, Inc.

Consolidated Statements of Operations

	Year ended December 31
	2005	2004	2003
Revenues	$73,419,952	$60,440,646	$27,771,359
Revenues (from related parties)	533,840	26,000	—

Total revenues	73,953,792	60,466,646	27,771,359
Cost of revenues (exclusive of depreciation and amortization)	47,597,523	38,716,017	18,443,205

Gross profit	26,356,269	21,750,629	9,328,154

Operating expenses:
General and administrative expenses	13,200,239	11,085,273	7,891,083
Selling and marketing expenses	1,685,020	1,456,153	1,104,482
Depreciation and amortization	5,888,975	3,909,098	420,719

Total operating expenses	20,774,234	16,450,524	9,416,284

Income (loss) from operations	5,582,035	5,300,105	(88,130)

Other income (expense):
Foreign exchange gain	942,486	774,195	444,733
Interest and other income	693,538	258,583	214,942
Interest expense	(408,732)	(332,594)	(277,331)
Interest expense—redeemable preferred stock	(396,787)	(598,409)	(281,970)

Income before income taxes	6,412,540	5,401,880	12,244
Income tax (benefit) provision	(647,008)	21,584	769,554

Net income (loss)	7,059,548	5,380,296	(757,310)
Dividends and accretion on preferred stock	(249,438)	—	(258,131)

Net income (loss) to common stockholders	$6,810,110	$5,380,296	$(1,015,441)

Basic earnings (loss) per share to common stockholders	$0.64	$0.52	$(0.10)
Diluted earnings (loss) per share to common stockholders	$0.63	$0.51	$(0.10)

Weighted-average number of shares used in computing earnings per share:
Basic(1)	10,587,274	10,259,166	9,784,420
Diluted(1)	10,795,514	10,508,626	9,784,420

(1)	The weighted average number of shares used in computing earnings (loss) per share for the years ended December 31, 2005, 2004 and 2003 includes Series A and Series B common stock.

See accompanying notes.

	ExlService Holdings, Inc. Consolidated Statements of Stockholders’ Equity
	Series A Common Stock		Series B Common Stock		Additional Paid-in Capital	Deferred Stock Based Compensation	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	Shares	Amount	Shares	Amount
Balance as of December 31, 2002	9,555,462	$9,555	—	$—	$2,091,517	$—	$4,060,459	$16,414	$—	$6,177,945
Series B common stock and options issued to management	—	—	444,538	445	114,168	—	—	—	—	114,613
Deferred stock based compensation	—	—	—	—	170,299	(170,299)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	15,295	—	—	—	15,295
Acquisition of treasury stock (Series B common stock)	—	—	—	—	—	—	—	—	(2,108)	(2,108)
Dividends and accretion on preferred stock	—	—	—	—	—	—	(258,131)	—	—	(258,131)
Comprehensive loss:
Translation adjustments	—	—	—	—	—	—	—	(369,455)	—	(369,455)
Net loss	—	—	—	—	—	—	(757,310)	—	—	(757,310)

Total comprehensive loss										(1,126,765)

Balance as of December 31, 2003	9,555,462	9,555	444,538	445	2,375,984	(155,004)	3,045,018	(353,041)	(2,108)	4,920,849

Series A common stock issued (net of issuance cost of $37,374)	526,316	527	—	—	12,462,100	—	—	—	—	12,462,627
Series B common stock and options issued to management	—	—	84,831	84	114,892	—	—	—	—	114,976
Non-employee options	—	—	—	—	1,853,601	—	—	—	—	1,853,601
Deferred employee stock based compensation	—	—	—	—	423,775	(423,775)	—	—	—	—
Employee stock options forfeited	—	—	—	—	(32,225)	32,225	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	104,665	—	—	—	104,665
Acquisition of treasury stock (Series B common stock)	—	—	—	—	—	—	—	—	(12,351)	(12,351)
Comprehensive income:
Translation adjustments	—	—	—	—	—	—	—	21,698	—	21,698
Minimum pension liability	—	—	—	—	—	—	—	(14,038)	—	(14,038)
Net income	—	—	—	—	—	—	5,380,296	—	—	5,380,296

Total comprehensive income										5,387,956

Balance as of December 31, 2004	10,081,778	10,082	529,369	529	17,198,127	(441,889)	8,425,314	(345,381)	(14,459)	24,832,323

	ExlService Holdings, Inc. Consolidated Statements of Stockholders’ Equity (continued)
	Series A Common Stock		Series B Common Stock		Additional Paid-in Capital	Deferred Stock Based Compensation	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	Shares	Amount	Shares	Amount
Balance as of December 31, 2004	10,081,778	$10,082	529,369	$529	$17,198,127	$(441,889)	$8,425,314	$(345,381)	$(14,459)	$24,832,323
Series B common stock and options issued to management	—	—	54,110	54	12,296	—	—	—	—	12,350
Non-employee options	—	—	—	—	67,390	—	—	—	—	67,390
Employee stock options forfeited	—	—	—	—	(175,744)	175,744	—	—	—	—
Dividends and accretion on preferred stock	—	—	—	—	—	—	(249,438)	—	—	(249,438)
Amortization of deferred compensation	—	—	—	—	—	65,957	—	—	—	65,957
Comprehensive income:
Translation adjustments	—	—	—	—	—	—	—	(186,011)	—	(186,011)
Minimum pension liability	—	—	—	—	—	—	—	14,038	—	14,038
Cash flow hedges	—	—	—	—	—	—	—	(697,642)	—	(697,642)
Net Income	—	—	—	—	—	—	7,059,548	—	—	7,059,548
Reclassification adjustment:
Cash flow hedges	—	—	—	—	—	—	—	25,368	—	25,368

Total comprehensive income										6,215,301

Balance as of December 31, 2005	10,081,778	$10,082	583,479	$583	$17,102,069	$(200,188)	$15,235,424	$(1,189,628)	$(14,459)	$30,943,883

See accompanying notes.

ExlService Holdings, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31
	2005	2004	2003
Cash flows from operating activities
Net income (loss)	$7,059,548	$5,380,296	$(757,310)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,888,975	3,909,098	420,719
Interest expense—redeemable preferred stock	396,787	598,409	281,970
Amortization of deferred financing costs	60,000	60,000	67,500
Amortization of deferred stock compensation and other non-cash compensation	253,136	675,173	237,977
Interest on senior long term debt	218,918	210,110	197,021
Non-employee stock options	425,806	360,494	1,750
Foreign exchange gain (unrealized)	(217,537)	—	—
Deferred income taxes	(1,935,264)	(101,063)	—
Gain on sale of fixed assets	16,972	(6,705)	—
Bad debt expense (recovery)	—	—	(250,000)
Change in operating assets and liabilities (net of effect of acquisitions):
Restricted cash	(453,342)	42,874	1,308,422
Accounts receivable	(4,242,104)	(5,258,055)	(4,714,544)
Prepaid expenses and other current assets	711,136	(2,417,740)	581,473
Accounts payable	(349,323)	648,920	(1,373,678)
Deferred revenue	4,121,972	1,569,918	416,999
Other accrued expenses and other current liabilities	1,462,415	3,820,920	1,586,054
Income taxes payable	(24,974)	4,779	686,159
Other assets	(250,178)	385,015	(572,787)

Net cash provided by (used in) operating activities	13,142,943	9,882,443	(1,882,275)

Cash flows from investing activities
Purchase of fixed assets (net of sale proceeds)	(7,126,518)	(12,336,918)	(5,405,780)

Net cash used in investing activities	(7,126,518)	(12,336,918)	(5,405,780)

Cash flows from financing activities
Proceeds from issuance (payment on redemption) of senior long-term debt	—	(13,239)	272,403
Principal payments on capital lease obligations	(103,105)	(104,437)	(16,360)
Proceeds from issuance (payment on redemption) of preferred stock	—	(13,709)	252,400
Net proceeds from common stock transactions	12,350	—	99,905
Proceeds from sale of Series A common stock, net of issuance costs	—	12,462,627	—
Proceeds from exercise of stock options	—	114,976	—
Purchase of Series B common stock at cost	—	(12,351)	—

Net cash (used in) provided by financing activities	(90,755)	12,433,867	608,348

Effect of exchange rate changes on cash and cash equivalents	(445,158)	131,452	(364,531)

Net increase (decrease) in cash and cash equivalents	5,480,512	10,110,844	(7,044,238)
Cash and cash equivalents at the beginning of the year	18,760,120	8,649,276	15,693,514

Cash and cash equivalents at the end of the year	$24,240,632	$18,760,120	$8,649,276

Supplemental disclosure of cash flow information
Cash paid for interest	$68,666	$44,798	$18,800
Cash paid for taxes	1,052,429	103,724	87,100

Supplemental disclosure of non-cash information
Assets acquired under capital lease	163,310	704,811	4,242

See accompanying notes.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2005

1. Organization

Organization

ExlService Holdings, Inc. (“Exl Holdings”) is organized as a corporation under the laws of the state of Delaware. Exl Holdings, together with its subsidiaries ExlService.com, Inc. (“Exl Inc”), ExlService.com (India) Private Limited (“Exl India”), Noida Customer Operations Private Limited (“NCOP”), Exl Support Services Pvt. Ltd. (“ESSPL”) and ExlService (U.K.) Limited (“Exl UK”) (collectively, the “Company”), are principally engaged in the business of developing and deploying business process outsourcing solutions, including transaction-processing services and Internet and voice-based customer care services for its clients primarily in India. The Company’s clients are located principally in the United States and the United Kingdom.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Exl Holdings and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the results of operations during the reporting period. Estimates are based upon management’s best assessment of the current business environment. Actual results could differ from those estimates. The significant estimates and assumptions that affect the consolidated financial statements include, but are not limited to, allowance for doubtful accounts, future obligations under employee benefit plans, income tax valuation allowances, depreciation and amortization periods, and recoverability of long-term assets.

Foreign Currency

The functional currency of Exl Holdings and Exl Inc is the United States Dollar (“U.S. Dollar”), being the currency of the primary economic environment in which they operate. The functional currency of Exl India, NCOP and ESSPL is Indian Rupees and for Exl U.K., it is the Pound Sterling, being the currency of primary economic environment in which they operate. Monetary assets and liabilities in foreign currencies are re-measured into functional currency at the rates of exchange prevailing at the balance sheet dates. Transactions in foreign currencies are re-measured into functional currency at the rates of exchange prevailing on the date of the transaction. All transaction foreign exchange gains and losses are recorded in the accompanying consolidated statements of operations.

In respect of the subsidiaries for which the functional currency is other than U.S. Dollar, the assets and liabilities of such subsidiaries are translated into U.S. Dollars, the reporting currency, at the rate of exchange prevailing on the balance sheet date. Revenues and expenses are translated into U.S. Dollars at average exchange rates prevailing during the period. Resulting translation adjustments are included in accumulated other comprehensive income (loss).

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist solely of funds held in general checking accounts and money market accounts.

Fixed Assets

Fixed assets are stated at cost. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the leases. Advances paid towards acquisition of fixed assets and the cost of fixed assets not ready for use before the end of the period, are classified as construction in progress.

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through an assessment of the estimated future undiscounted cash flows related to such assets. In the event that assets are found to be carried at amounts, which are in excess of estimated undiscounted future cash flows, the carrying value of the related asset or group of assets is reduced to a level commensurate with fair value based on a discounted cash flow analysis.

Depreciation is computed using the straight-line method over the estimated useful lives of assets. Depreciation and amortization on equipment held under capital leases and leasehold improvements is computed using the straight-line method over the shorter of the assets’ estimated lives or the lease term.

Revenue Recognition

Revenues from business process outsourcing services include revenue from processing of transactions and services provided through voice and Internet communication channels. Revenue from the advisory services includes revenue from various consulting services such as Sarbanes-Oxley compliance, internal audit and financial reporting.

The Company recognizes revenue as services are rendered, provided that persuasive evidence of an arrangement exists, there are no remaining obligations with respect to the services rendered and collection is considered probable. The Company invoices clients in accordance with the agreed upon rates and billing arrangements, which consist of time and materials, cost plus and unit priced arrangements. The Company recognizes revenue from the last billing date to the balance sheet date as unbilled revenues and recognizes billings in excess of revenues earned or advances received from clients as deferred revenue.

In accordance with EITF 01-14, “Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred,” the Company has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the consolidated statements of operations. The Company typically incurs telecommunications and travel related costs that are billed to and reimbursed by clients.

Revenues for the following periods include reimbursements of out-of-pocket expenses:

Year ended December 31, 2005	$3,398,750
Year ended December 31, 2004	4,182,638
Year ended December 31, 2003	555,372

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Pursuant to a transition/wind-down services agreement executed with a customer on November 14, 2002, the Company contracted to provide wind-down and transition services over the four-month period from December 1, 2002 to March 31, 2003. Revenue for the year ended December 31, 2003 includes approximately $1,500,000 for the services rendered to this customer pursuant to the transition/wind-down services agreement. Revenue from services provided to this customer represented 18% of total revenues on the consolidated statement of operations for the year ended December 31,2003.

For the year ended December 31, 2005, two clients accounted for 49% and 15% of the Company’s total revenues, respectively. These same two clients accounted for 52% and 24% of the Company’s total revenues for the year ended December 31, 2004, respectively, and accounted for 43% and 31% of the Company’s total revenues for the year ended December 31,2003, respectively.

Segment Information

The Company is generally organized around its business process outsourcing service and its advisory service lines. These service lines do not have operating managers who report to the chief operating decision maker. The chief operating decision maker generally reviews financial information at consolidated results of operations level but does not review any information except for revenues and cost of revenues of the individual service lines. Therefore, the Company does not allocate or evaluate depreciation, amortization, interest expense or income, capital expenditures, and income taxes into its various service lines. Consequently, it is not practical to show assets, capital expenditures, depreciation or amortization by operating segment.

Revenues and the cost of revenues from business processing outsourcing services and advisory services were as follows:

	BPO	2005 Advisory Services	Total	BPO	2004 Advisory Services	Total	BPO	2003 Advisory Services	Total
Revenue	$66,200,736	$7,753,056	$73,953,792	$55,764,990	$4,701,656	$60,466,646	$27,649,509	$121,850	$27,771,359
Cost of revenue (exclusive of depreciation and amortization)	43,540,498	4,057,025	47,597,523	36,040,722	2,675,295	38,716,017	18,351,060	92,145	18,443,205

Gross Profit	$22,660,238	$3,696,031	$26,356,269	$19,724,268	$2,026,361	$21,750,629	$9,298,449	$29,705	$9,328,154
Depreciation and amortization	—	—	$5,888,975	—	—	$3,909,098	—	—	$420,719
Interest and other income	—	—	$693,538	—	—	$258,583	—	—	$214,942
Interest expense	—	—	$(408,732)	—	—	$(332,594)	—	—	$(277,331)
Interest expense—redeemable preferred stock	—	—	$(396,787)	—	—	$(598,409)	—	—	$(281,970)
Income tax (benefit) provision	—	—	$(647,008)	—	—	$21,584	—	—	$769,554

Cost of Revenues

Cost of revenues includes salaries, employee benefits and stock compensation expense, project related travel costs, communication expenses, technology operating expenses and facilities costs.

Income Taxes

The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Any deferred tax assets recognized for net operating

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

loss carryforwards and other items are reduced by a valuation allowance when it is more likely than not that the benefits may not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that the tax change occurs. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside the United States where it is expected that the earnings of the foreign subsidiary will be permanently reinvested.

Employee Benefits

In accordance with Indian law, all employees of the Company in India are entitled to receive benefits under the Government Provident Fund, a defined contribution plan in which both the employee and the Company contribute monthly at a determined rate (currently 12% of the employee’s base salary). These contributions are made to the Government Provident Fund.

In accordance with Indian law, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering all of its employees in India. The Gratuity Plan provides for a lump sum payment to vested employees on retirement or on termination of employment in an amount based on the respective employee’s salary and the years of employment with the Company. Gratuity benefit cost for the year is calculated on an actuarial basis.

Accumulated Other Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income” establishes rules for the reporting of comprehensive income and its components. Comprehensive income is defined as all changes in equity from non-owner sources. For the Company, comprehensive income (loss) consists of net earnings and changes in the cumulative foreign currency translation adjustments and minimum pension liability adjustments. In addition, the Company enters into foreign currency exchange contracts, which are designated as cash flow hedges in accordance with SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities.” Changes in the fair values of contracts that are deemed effective are recorded as a component of accumulated other comprehensive income (loss) until the settlement of that contract. The Company reports comprehensive income (loss) in the consolidated statements of stockholders’ equity.

Financial Instruments and Concentration of Credit Risk

Financial Instruments:    For certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other current liabilities, recorded amounts approximate fair value due to the relatively short maturity periods.

Concentration of Credit Risk:    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable and time deposits. By their nature, all such financial instruments involve risks, including the credit risks of non-performance by counterparties.

Derivatives and Hedge Accounting:    In the Company’s normal course of business, the Company actively looks to mitigate the exposure of foreign currency market risk by entering into various hedging instruments, authorized under Company polices with counterparties that are highly-rated financial institutions. The Company’s primary exchange rate exposure is with the British pound and Indian rupee. The Company uses derivative instruments for

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

the purpose of mitigating the underlying exposure from foreign currency fluctuation risks associated with forecasted transactions denominated in certain foreign currencies and to minimize earnings and cash flow volatility associated with the changes in foreign currency exchange rates, and not for speculative trading purposes. The Company also hedges anticipated transactions that are subject to foreign exchange exposure with foreign exchange contracts that are designated effective and qualify as cash flow hedges, under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Changes in the fair value of these cash flow hedges which are deemed effective, are recorded in accumulated other comprehensive income (loss) until the contract is settled and at that time are recognized in the consolidated statements of operations. The Company evaluates hedge effectiveness at the time a contract is entered into as well as on an ongoing basis. If during this time, a contract is deemed ineffective, the change in the fair value is recorded in the consolidated statements of operations.

The Company entered into forward exchange contracts during the years ended December 31, 2005, 2004 and 2003. At December 31, 2005, forward exchange contracts of $44.5 million and GBP 8.2 million were outstanding. At December 31, 2004, forward exchange contracts of $11.3 million were outstanding and there were no contracts outstanding at December 31, 2003. The fair value of such contracts outstanding at December 31, 2005 and 2004 was $0.5 million and $0.1 million, respectively.

The Company has evaluated the effectiveness of all forward exchange contracts. For the year ended December 31, 2005, net gains from ineffective cash flow hedges included in the consolidated statement of operations totaled $1,352,883. For hedge relationships discontinued because the forecasted transaction is not expected to occur by the end of the originally specified period, any related derivative amounts recorded in equity are reclassified to earnings.

Stock Based Compensation

Stock Based Compensation:    In fiscal 2003, the Company instituted the Exl Holdings 2003 Stock Option Plan (the “2003 Plan”). The 2003 Plan covers all the employees of the Company and its subsidiaries. The Compensation Committee of the Board (the “Committee”) administers the 2003 Plan and grants stock options to eligible employees of the Company and its subsidiaries.

The Committee determines which employees are eligible to receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant and is non-transferable during the life of the option. The options generally vest incrementally over a period of four years from the date of grant with 25% of the options vesting each year. Pursuant to the 2003 Plan, the Company has reserved 800,000 shares of Series B common stock for the granting of options.

The Company uses Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations to account for stock options granted to its employees. Accordingly, compensation cost is recognized only for stock option awards granted where the exercise price is less than the market value on the date of grant.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Had the compensation cost been recognized based on the fair value at the date of grant in accordance with Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”, the pro-forma amounts of net income (loss) would have been as follows:

	Year ended December 31
	2005	2004	2003
Net income (loss) to common stockholders	$6,810,110	$5,380,296	$(1,015,441)

Add stock based employee compensation expense included in reported net income	65,957	104,665	10,405
Less stock based employee compensation expense determined under the fair value method	(464,715)	(268,240)	(10,818)

Pro forma net income (loss) to common stockholders	$6,411,352	$5,216,721	$(1,015,854)

	Year ended December 31
	2005	2004	2003
Basic and diluted earnings (loss) per share to common stockholders:
Basic, as reported	$0.64	$0.52	$(0.10)
Diluted, as reported	$0.63	$0.51	$(0.10)
Basic, pro forma	$0.61	$0.51	$(0.10)
Diluted, pro forma	$0.59	$0.50	$(0.10)

The fair value of each option is estimated on the date of grant using the Black-Scholes option valuation model with the following assumptions:

	Year ended December 31
	2005	2004	2003
Dividend yield	0%	0%	0%
Expected life	60 months	60 months	60 months
Risk free interest rate	4.25%	4%	4%
Volatility	50%	50%	50%

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) to common stockholders by the weighted average number of common shares outstanding during each period. In determining the income to common stockholders, net income has been reduced by dividends and accretion on preferred stock. Diluted earnings per share are computed using the weighted average number of common shares plus the potentially dilutive effect of common stock equivalents. Stock options that are anti-dilutive are excluded from the computation of weighted average shares outstanding. For the years ended December 31, 2005 and 2004, the weighted average number of shares used in calculating diluted earnings per share includes stock options of 143,283 and 249,460, respectively. The calculation of earnings per share for the years ended December 31, 2005, 2004 and 2003 exclude stock options of 329,875, 142,000 and 376,275, respectively, because to include them in the calculation would be antidilutive.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payments”, which establishes standards for transactions in which an entity exchanges its equity for goods or services. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic value method previously allowable under APB Opinion No. 25. SFAS No. 123(R) will be effective for the Company for reporting periods beginning on January 1, 2006.

The Company plans to adopt SFAS 123(R) using the modified prospective method. Under the modified prospective method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion 25’s intrinsic value method and, as such, generally recognizes compensation cost for employee stock options where the exercise price is less than the fair value on the date of grant. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a significant impact on its consolidated results of operations, although it will have no impact on its overall consolidated financial position. The impact of the adoption of SFAS No. 123(R) will depend on levels of share-based payments granted in the future and the rate of forfeiture of unvested grants. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of that statement would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share.

The Company currently believes that stock-based compensation expense for the year ended December 31, 2006 related to share-based payments granted prior to January 1, 2006 and unvested as of that date will be approximately $700,000.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, which eliminated the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe the adoption of SFAS No. 153 will have a material impact on its consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes & Error Corrections”, which provided guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. This statement also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 will be effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company does not believe the adoption of SFAS No. 154 will have a material impact on its consolidated financial position, results of operations or cash flows.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

3. Restriction on Cash Balances and Time Deposits

Current restricted time deposits of Exl India represent amounts on deposit with banks against letters of credit and bank guarantees issued by the Company for equipment imports amounting to $474,504 that will mature on various dates in 2006.

Non-current restricted time deposits represent guarantees against custom and excise bonding issued through banks amounting to $210,521 that will mature between 2007 and 2008.

4. Fixed Assets

Fixed assets consist of the following:

	Estimated Useful Life (Years)	December 31
		2005	2004
Network equipment, cabling and computers	3	$13,310,963	$10,449,806
Leasehold improvements	3-5	4,966,353	3,634,048
Office furniture and equipment	3-5	2,313,948	1,887,046
Motor vehicles	3	778,273	789,761
Construction in progress		4,889,348	2,595,106

		26,258,885	19,355,767
Less accumulated depreciation and amortization		10,052,220	(4,467,665)

		$16,206,665	$14,888,102

Construction in progress represents advances paid towards acquisition of fixed assets and the cost of fixed assets not yet placed in service. The cost and accumulated amortization of assets under capital leases at December 31, 2005 is $778,273 and $361,829, respectively, and at December 31, 2004, $789,761 and $166,661, respectively.

During 2005, the Company conducted an evaluation of the useful life of its leasehold improvements. At the time the Company entered into those leases, it was not able to estimate how long these premises would be occupied and based on that, made the assumption that a useful life of 36 months was appropriate. As a result of this review and the success of the Company’s business model, the Company believes that it will remain in these facilities through at least a further 60 months. Based on that evaluation, which included a review of the respective lease contracts and the remaining useful life of those assets, the Company determined that the useful life of the assets that had been capitalized under the leasehold improvements asset category was 60 months versus 36 months. As a result, at April 1, 2005 the Company changed the useful life to 60 months. This change impacted (1) all new leasehold assets purchased from April 1, 2005 forward and (2) the amortization expense to be recognized for periods starting April 1, 2005 of leasehold assets put into place prior to April 1, 2005 that were not fully amortized.

The change in estimated useful life of leasehold improvements resulted in amortization expense being approximately $554,000 less in 2005 than what it would have been had the estimated useful life not changed.

5. Senior Long-Term Debt

On December 13, 2002, certain new investors and members of management acquired senior promissory notes issued by the Company totaling $4,674,000. The senior promissory notes mature on December 13, 2007. The Company issued additional senior promissory notes to employees of the Company during August 2003 in the

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

5. Senior Long-Term Debt (continued)

amount of $272,403. Interest on the principal amount is payable on maturity and accrues at a rate equal to the greater of (i) 2.02% semiannually or (ii) LIBOR. The Company redeemed promissory notes including accrued interest of $13,239 in 2004.

The effective interest rate for the years ended December 31, 2005 and 2004 was 4.08%. Accrued interest at December 31, 2005 and 2004 included in senior long-term debt on the consolidated balance sheets is $650,335 and $431,417, respectively.

Deferred financing costs, totaling $300,000, are included in other assets and are being amortized to interest expense through the maturity date of the senior long-term debt. For the years ended December 31, 2005, 2004 and 2003, amortization of deferred financing costs amounted to $60,000, $60,000 and $67,500, respectively.

6. Redeemable Preferred Stock

Holders of redeemable preferred stock are not permitted or entitled to vote on any matter required or permitted to be voted on by the stockholders of the Company. Holders of redeemable preferred stock have superior liquidation rights compared to the common stockholders. In the event of liquidation, dissolution or winding up of the operations of the Company, the redeemable preferred stockholders are entitled to receive a liquidation preference in the distribution of assets. Liquidation preference is equal to $100 per share plus any accrued and unpaid dividends.

Holders of redeemable preferred stock are entitled to receive annual dividends, as and when declared by the Company out of funds legally available equal to 10% of the liquidation preference per share. Such dividends are payable, at the election of the Company, in cash or in the form of an additional liquidation preference and accrue annually, but are to be paid only upon redemption, liquidation or as otherwise declared by the Company. Such dividends are cumulative and accrue on a day-to-day basis, whether or not earned. Cumulative dividends in arrears at December 31, 2005 amounted to $1,653,184.

The Company may, at its option at any time, redeem all of the redeemable preferred stock by giving adequate notice to the holders of redeemable preferred stock. Upon the occurrence of a mandatory redemption event, holders of the redeemable preferred stock can cause redemption of all the redeemable preferred stock outstanding. On August 16, 2005, the Company amended certain provisions of the preferred stock agreement relating to mandatory redemption events to (i) remove a provision stating that upon the resignation by, or other termination of employment of, Vikram Talwar or Rohit Kapoor, the holders of the redeemable preferred stock may require the Company to redeem the preferred stock and (ii) remove the automatic redemption provisions of the preferred stock agreement. Thereafter, mandatory redemption events include (i) breach in any material respect of warranties and representations made by Conseco, Inc. (the former parent) under the stock purchase agreement dated November 14, 2002 and (ii) any material adverse change in the condition, financial or otherwise, business, properties, assets, results of operations or prospects of the Company or any of its subsidiaries. In all instances, the redemption events are conditional and the redemption amount will be the liquidation preference.

On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. This statement requires, among other things, that any of various financial instruments that are issued in the form of shares that are mandatorily redeemable on a fixed or determinable date be classified as liabilities, any dividends paid on the underlying shares be treated as interest

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

6. Redeemable Preferred Stock (continued)

expense, and issuance costs should be deferred and amortized using the interest method. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and is effective July 1, 2003 for the Company. As required by SFAS No. 150, accrued and unpaid dividends in fiscal years prior to adoption of SFAS No. 150 have not been reclassified to interest expense. Such amount, totaling $223,131 for the six months ended June 30, 2003, is included in dividends and accretion on preferred stock in the consolidated statements of operations. Effective July 1, 2003, dividends on the redeemable preferred stock have been classified as interest expense. For the years ended December 31, 2005, 2004 and 2003, the Company has recorded $359,308, $538,409 and $249,470, respectively, of redeemable preferred stock dividends as interest expense. As a result of the amended provisions, effective August 16, 2005 accrued dividends of $226,917 are no longer included in interest expense but are included in dividends and accretion on preferred stock in the consolidated statements of operations.

The preferred stock is recorded net of issuance costs of $300,000, which are accreted over a period of five years. For the years ended December 31, 2005, 2004 and 2003, amortization of issuance costs included in interest expense—redeemable preferred stock amounted to $37,479, $60,000 and $32,500, respectively. For the years ended December 31, 2005 and 2003, amortization of issuance costs included in dividends and accretion on preferred stock amounted to $22,521 and $35,000, respectively.

The redeemable preferred stock is carried at the amount of cash that would be paid under the respective agreement if the shares were repurchased or redeemed at the reporting date less unamortized issuance costs of $112,500 and $172,500 at December 31, 2005 and 2004, respectively.

The Company redeemed and retired preferred stock amounting to $13,709 in 2004.

7. Capital Structure

Common Stock

Holders of Series A common stock have one vote for each share held with respect to all matters voted on by the stockholders of the Company. Holders of Series B common stock do not have any voting rights.

Prior to the occurrence of a conversion event, as defined in the Company’s Certificate of Incorporation, the Series B common stock will be converted into Series A common stock initially at a ratio of 1:1. Among other things, a conversion event includes the consummation of a sale of common stock in a public offering, as defined.

In July 2004, NUI Investment Limited, a significant client, purchased 526,316 shares of Series A common stock for $12,500,000. Net proceeds to the Company were $12,462,627.

8. Employee Benefit Plans

The Gratuity Plan provides a lump sum payment to vested employees on retirement or on termination of employment in an amount based on the respective employee’s salary and years of employment with the Company. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. Current service costs for the Gratuity Plan are accrued in the year to which they relate.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

8. Employee Benefit Plans (continued)

The following table sets forth the activity and the funded status of the Gratuity Plan and the amounts recognized in the Company’s consolidated financial statements at the end of the relevant periods:

	December 31
	2005	2004
Change in projected benefit obligation
Benefit obligation at the beginning of the year	$395,454	$188,595
Service cost	208,056	140,394
Interest cost	20,166	9,517
Benefits paid	(76,078)	(48,914)
Actuarial loss	6,319	91,589
Effect of exchange rate changes	(7,659)	14,273

Projected benefit obligation at the end of the year	$546,258	$395,454

Unfunded amount	$546,258	$395,454

Accrued liability	$524,152	$336,763

Accumulated benefit obligation	$435,576	$336,763

Unrecognized net actuarial loss	$23,883	$72,729

On September 15, 2005, the Company modified the eligibility criteria of the Company’s Gratuity Plan changing the minimum period of continuous service for eligibility under the Company’s Gratuity Plan to five years from two years. The change in the service period was effective immediately for all new employees starting on or after September 15, 2005.

Net gratuity cost includes the following components:

	Year ended December 31
	2005	2004	2003
Service cost	$208,056	$140,394	$94,226
Interest cost	20,166	9,517	10,938
Actuarial loss (gain)	54,085	18,860	(40,749)

Net gratuity cost	$282,307	$168,771	$64,415

During 2005, 2004 and 2003 for the above calculations, a discount rate of 8% has been assumed and salaries are assumed to increase at the rate of 8%, 7% and 8% per annum, respectively.

In 2003, the Company established the ExlService Inc 401(k) Plan (the “401(k) Plan”) under Section 401(k) of the Internal Revenue Code covering all eligible employees, as defined. The Company may make discretionary contributions of up to a maximum of 3% of employee compensation within certain limits. The Company’s contribution to the 401(k) Plan amounted to $42,812, $29,569 and $6,457 in 2005, 2004 and 2003, respectively.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

8. Employee Benefit Plans (continued)

The Company contributes to the Government Provident Fund (a defined contribution plan) on behalf of its employees in India. The assets held by the Government Provident Fund are not reported on the Company’s consolidated balance sheets. The contributions made to the Government Provident Fund for each year are as follows:

Year ended December 31, 2005	$819,912
Year ended December 31, 2004	603,323
Year ended December 31, 2003	393,587

9. Leases

Exl India leases motor vehicles from finance companies. Such leases are recorded as capital leases with interest rates ranging from 9.0% to 12.5%. Future minimum lease payments under these capital leases at December 31, 2005 are as follows:

Year ended December 31:
2006	$260,648
2007	178,511
2008	94,839

Total minimum lease payments	533,998
Less amount representing interest	62,548

Present value of minimum lease payments	471,450
Less current portion	215,150

Long term capital lease obligation	$256,300

The Company conducts its operations using facilities, office furniture and certain equipment leased under non-cancelable operating lease agreements that expire at various dates through 2009. Future minimum lease payments under these non-cancelable agreements are as follows:

Year ended December 31:
2006	$781,000
2007	444,000
2008	385,000
2009	96,000

Total minimum lease payments	$1,706,000

Rent expense under operating leases was $2,453,121, $1,646,367 and $817,400 for the years ended December 31, 2005, 2004 and 2003, respectively.

10. Income Taxes

The fiscal year under the Indian Income Tax Act ends on March 31. A portion of the Company’s Indian operations qualify for deduction from taxable income because its profits are attributable to undertakings situated in Export Processing Zones. This deduction is available for a period of ten consecutive years beginning from the

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

10. Income Taxes (continued)

year in which the respective undertaking commenced commercial operations. Accordingly, Exl India and NCOP can benefit from this deduction. This deduction shall terminate if the Company ceases to be an undertaking situated in Export Processing Zones. ESSPL is not eligible for this deduction.

With respect to the Company’s foreign operations, temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases arose due to differences in depreciation rates of fixed assets and provisions for gratuity and vacation pay which are allowable on a cash basis under the Indian Income Tax Act.

Since export revenue of Exl India qualifies for a deduction from taxable income, being profits attributable to undertakings situated in Export Processing Zones until March 2009, a substantial portion of the temporary differences would not have any tax consequences as they will reverse within the tax holiday period.

Income (loss) before income taxes are as follows:

	Year ended December 31
	2005	2004	2003
Domestic	$611,206	$267,044	$(2,009,204)
Foreign	5,801,334	5,134,836	2,021,448

	$6,412,540	$5,401,880	$12,244

The (benefit) provision for income taxes consists of the following:

	Year ended December 31
	2005	2004	2003
Current provision:
Domestic	$1,091,491	$50,000	$700,000
Foreign	199,939	72,647	69,554

	1,291,430	122,647	769,554

Deferred benefit:
Domestic	(1,919,000)	—	—
Foreign	(19,438)	(101,063)	—

	(1,938,438)	(101,063)	—

	$(647,008)	$21,584	$769,554

The foreign income tax provision represents current taxes on non-exempt income in India and certain withholding taxes. The Company’s current income tax expense was reduced by approximately $808,000 as a result of using available net operating loss carryforwards.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

10. Income Taxes (continued)

The significant components of the net deferred income tax assets and liabilities are approximately as follows:

	December 31
	2005	2004
Deferred tax assets:
Net operating loss carryforwards	$—	$916,000
AMT credit carryforward	832,000	750,000
Accounts receivable allowances	—	22,000
Accrued expenses	—	65,000
Unrealized exchange loss	116,000	—
Deferred revenue	741,000	—
Depreciation and amortization	39,000	—
Deferred compensation	308,000	326,000

Total gross deferred tax assets	2,036,000	2,079,000

Deferred tax liabilities:
Unrealized exchange gain	—	82,000
Depreciation and amortization	—	152,000

Total gross deferred tax liabilities	—	234,000

Valuation allowance	—	(1,744,000)

Net deferred tax asset	$2,036,000	$101,000

At December 31, 2005, the Company has AMT tax credit carryforwards of approximately $832,000, which do not have an expiration date.

The deferred tax asset represents the tax effect of temporary differences related to the Company’s domestic operations and to the Company’s foreign operations that will reverse after the tax holiday period has expired.

At December 31, 2005, the Company performed an analysis of the U.S. deferred tax asset valuation allowance. Based on the analysis, the Company has concluded that a valuation allowance offsetting the deferred tax assets not be recorded at December 31, 2005 based on the conclusion that it is more likely than not that there will be sufficient future taxable income to realize the deferred tax assets. The valuation allowance (decreased) increased by approximately ($1,744,000), ($355,000) and $1,436,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

In addition, at December 31, 2005, the Company performed an analysis of the deferred tax asset valuation allowance for its Indian subsidiary. At December 31, 2005 and 2004, the deferred tax asset valuation allowance for the Company’s Indian subsidiary was $1,753,000 and $2,440,000, respectively. The Company had concluded that a valuation allowance offsetting the deferred tax assets continue to be recorded at December 31, 2005 based on the conclusion that it is more likely than not that these assets related to the Indian subsidiary will not be realized.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

10. Income Taxes (continued)

The effective income tax rate differs from the amount computed by applying the U.S. Federal statutory income tax rate to income before income taxes approximately as follows:

	Year ended December 31
	2005	2004	2003
Expected tax benefit	$2,244,000	$1,891,000	$4,000
Change in valuation allowance	(1,744,000)	(355,000)	1,436,000
Impact of tax holiday	(1,854,000)	(1,743,000)	(638,000)
State taxes, net of Federal taxes	183,000	14,000	(137,000)
Non-deductible IPO costs	229,000	—	—
Non-deductible preferred stock dividend	139,000	209,000	99,000
Non-deductible non-cash compensation	175,000	—	—
Other	(19,000)	6,000	6,000

Tax (benefit) provision	$(647,000)	$22,000	$770,000

11. Stock Based Compensation

Stock Option Plan

In fiscal 2003, the Company instituted the Exl Holdings 2003 Stock Option Plan (the “2003 Plan”) under which it may award options to employees, officers, directors, advisory board and consultants to purchase up to 800,000 shares of its Series B common stock. The options vest over a four-year period. The vested options must be exercised within 10 years after the vesting date or they will expire. If an employee is terminated they must exercise any vested options within 90 days after termination or the vested options are forfeited.

Stock option activity under the 2003 Plan is shown below:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2002	—	—
Granted	404,600	$0.23
Exercised	—	—
Forfeited	(58,325)	0.24

Outstanding at December 31, 2003	346,275	0.23
Granted	257,100	16.52
Exercised	(64,831)	0.23
Forfeited	(73,120)	2 .42

Outstanding at December 31, 2004	465,424	8.88
Granted	277,750	23.75
Exercised	(54,110)	0.23
Forfeited	(133,513)	17.67

Outstanding at December 31, 2005	555,551	$14.09

Vested and exercisable at December 31, 2005	80,089	$10.76

Available for grant at December 31, 2005	125,508

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

11. Stock Based Compensation (continued)

The weighted-average fair value of options issued under the 2003 Plan during 2005 and 2004 was $6.54 and $9.29 respectively, and the weighted-average remaining contractual life of options outstanding and exercisable at December 31, 2005 and 2004 was 8.45 and 8.89 years, respectively.

For options granted to employees in 2004 and 2003, the Company recorded $423,775 and $165,409 in deferred compensation, representing the difference between the exercise price of the options on the date of grant and the fair value of the Company’s common stock. Deferred compensation is amortized over the vesting period of the related options. For the years ended December 31, 2005, 2004 and 2003, the Company amortized and recorded $65,957, $104,665 and $10,405, respectively, as compensation expense.

In December 2003, the Company granted an employee options to purchase 20,000 shares of Series B common stock at an exercise of $5.00 per share outside the 2003 Plan. For the year ended December 31, 2003, the Company recorded $12,600 as compensation expense.

During the 12-month period ended December 31, 2005, the Company granted stock options as follows:

Date of Grant	Number of Options Granted	Exercise Price	Deemed Fair Value Per Share	Intrinsic Value Per Option
February 15, 2005	25,000	$23.75	$23.75	$—
March 15, 2005	22,250	$23.75	$23.75	—
April 27, 2005	20,500	$23.75	$15.20	—
May 31, 2005	5,000	$23.75	$15.20	—
June 1, 2005	140,000	$23.75	$15.20	—
June 24, 2005	15,000	$23.75	$15.20	—
September 29, 2005	32,000	$23.75	$16.00	—
October 31, 2005	3,000	$23.75	$16.00	—
November 8, 2005	15,000	$23.75	$16.00	—

The deemed fair value of the common stock for accounting purposes is supported by contemporaneous valuations performed by a third party valuation consultant. The outcome of these valuation processes was that the fair value of the Company’s common stock had declined due to the following reasons:

•	Key Company milestones relating to attainment of revenue targets had not been met;

•	The decision by the Company to voluntarily exit certain businesses and therefore the overall revenue target and operating income target for the Company in 2005 declined to the original business plan;

•	Comparable company and industry analysis; and

•	Anticipated initial public offering price per share and the timing of the initial public offering.

Series B Common Stock

In 2003, certain employees purchased 444,538 shares of Series B common stock for an aggregate purchase price of $102,013. The difference of $4,890 between the fair value of these shares and the purchase price was recorded as compensation expense in 2003.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

11. Stock Based Compensation (continued)

Preferred Stock

During 2002, in connection with employment agreements, certain officers purchased 2,993 shares of preferred stock for $3. The difference between the fair value of these shares and the purchase price, totaling $299,299, is being amortized to compensation expense over the three-year vesting period. For the years ended December 31, 2005, 2004 and 2003, the Company amortized and recorded compensation expense of $84,171, $101,420 and $101,420, respectively.

Advisory Board Options

In 2005, the Company also granted to a member of its advisory board options to purchase 5,000 shares of Series B common stock at an exercise price of $23.75 per share under the Plan. Using the Black-Scholes valuation model, the fair value of these options at December 31, 2005 was determined to be $20,750. In 2003, the Company also granted to members of its advisory board options to purchase 10,000 shares of Series B common stock at an exercise price of $0.24 per share under the Plan. Using the Black-Scholes valuation model, the fair value of these options at December 31, 2005 was determined to be approximately $172,000. These options vest over a period of four years and expire ten years from the vesting date. For the years ended December 31, 2005, 2004 and 2003, the Company recorded $67,390, $61,494 and $1,750, respectively, as compensation expense. The fair value and related compensation expense will be remeasured for the unvested portion of these options at the end of each reporting period until such options are fully vested.

Client Options

In connection with the execution of a five-year services agreement, the Company issued options to purchase 115,100 shares of Series A common stock at an exercise price of $12.50 per share in July 2004. The option is fully exercisable and expires ten years from the date of grant. The $15.56 per share fair value of the option on the date of issuance, using the BlackScholes valuation model was approximately $1,792,000. Such amount is being amortized as a reduction to revenue over the five-year term of the services agreement. Amortization for the years ended December 31, 2005 and 2004 was approximately $358,000 and $299,000, respectively.

The fair value was estimated considering the following assumptions:

Dividend yield	0%
Expected life	5 years
Fair value of stock	$23.75
Risk free interest rate	4%
Volatility	50%

12. Related Party Transactions

The Company entered into the following related party transactions:

The Company received services in India for employee training performed by a company controlled by one of its stockholders. This company is one of the many companies rendering such services to Exl India. The Company recorded expenses related to these services of $86,417, $223,458 and $192,944 for the years ended December 31, 2005, 2004 and 2003, respectively. At December 31, 2005, the Company had a balance receivable of $2,492 related to these services.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

12. Related Party Transactions (continued)

The Company provides advisory services related primarily to compliance with the Sarbanes-Oxley Act of 2002 to Williams Scotsman, Inc., a provider of mobile and modular building solutions in North America. Williams Scotsman, Inc. is controlled by entities related to one of our significant stockholders. The Company received approximately $320,000 and $26,000 in 2005 and 2004, respectively, in advisory fees and expense reimbursements from Williams Scotsman, Inc.

The Company provides advisory services to Duane Reade Holdings, Inc., which is indirectly owned by one of its significant stockholders. The Company received approximately $213,840 in 2005 in advisory fees and expense reimbursements from Duane Reade Holdings, Inc.

The Company received services in India for catering of meals by a company controlled by a stockholder. The Company recorded expenses related to these services of $31,658 for the year ended December 31, 2003. The services of this company were terminated during 2003.

The Company entered into employment and non-competition agreements with management in November 2002. The initial term of these agreements was three years and the Company has the option to extend the term for two additional one year periods. The agreements have been extended through September 30, 2006 and include an annual base salary of $400,000, a bonus amount and an additional incentive bonus amount as well as certain other fringe benefits. Upon termination of employment under conditions, as defined, 25% of certain common stock, as defined, held by such senior management is subject to repurchase by the Company at cost for up to one year and at fair market value if after one year for a two-year period. Such common stock is not subject to repurchase after three years.

Senior long-term debt of $325,000 with a five-year life issued to certain officers is being amortized over a three-year period consistent with the preferred stock issued to such officers. For the years ended December 31, 2005, 2004 and 2003, the Company recorded compensation expense of $103,008, $108,660 and $108,660, respectively.

For the years ended December 31, 2005, 2004 and 2003, the Company paid a management fee of $100,000, $200,000 and $200,000, respectively, to certain investors.

13. Geographical Information

	Year ended December 31
	2005	2004	2003
Revenues
United States	$35,648,405	$28,832,232	$15,927,472
United Kingdom	38,298,387	31,634,414	11,843,887
Germany	7,000	—	—

	$73,953,792	$60,466,646	$27,771,359

	December 31
	2005	2004
Fixed assets
United States	$779,961	$975,813
India	15,425,040	13,912,289
United Kingdom	1,664	—

	$16,206,665	$14,888,102

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

14. Commitments and Contingencies

Fixed Asset Commitments

At December 31, 2005, the Company had committed to spend approximately $1,383,000 under agreements to purchase fixed assets. This amount is net of advances paid in respect of these purchases.

Other Commitments

Exl India and NCOP have been established as “Export-Oriented Undertaking” enterprises under the “Export Import Policy” (“policy”) formulated by the Government of India. Pursuant to this policy, the Company has benefited from certain incentives on import of capital goods. Under this policy, Exl India and NCOP must achieve certain export ratios and realize revenues attributable to exports of approximately $104.9 million and $43.4 million, respectively, over a period of five years.

In the event Exl India is unable to achieve its commitments over the specified period, Exl India may be required to refund such incentives, along with penalties and fines. Management, however, believes that Exl India will achieve these export levels within the required timeframe.

Exl Service Holdings, Inc.

Consolidated Balance Sheets

(Unaudited)

	June 30, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$24,340,259	$24,240,632
Restricted cash	561,920	474,504
Accounts receivable, net of allowance for doubtful accounts	21,602,475	14,762,331
Employee receivables	383,024	381,604
Prepaid expenses	708,515	1,037,839
Deferred income taxes	2,266,437	1,165,000
Other current assets	1,093,192	959,088

Total current assets	50,955,822	43,020,998
Fixed assets, net	14,202,947	16,206,665
Restricted cash	140,175	210,521
Deferred income taxes	557,656	871,327
Other assets	2,111,705	2,266,800

Total assets	$67,968,305	$62,576,311

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,348,444	$1,391,775
Deferred revenue	6,644,233	7,608,889
Accrued employee cost	4,478,556	3,408,714
Other accrued expenses and current liabilities	8,472,429	6,319,374
Income taxes payable	176,320	777,643
Current portion of capital lease obligation	195,296	215,150

Total current liabilities	21,315,278	19,721,545
Senior long-term debt	5,725,947	5,583,499
Capital lease obligations, less current portion	183,549	256,300

Total liabilities	27,224,774	25,561,344
Preferred stock, $.001 par value; 55,000 shares authorized:
45,833.36 designated as Series A redeemable shares; 45,304 issued and outstanding, (liquidation preference $6,495,963 at June 30, 2006 and $6,183,584 at December 31, 2005)	6,413,463	6,071,084
Stockholders’ equity:
Common stock, $0.001 par value: 13,000,000 shares authorized:
11,122,702 designated as Series A: 10,081,778 shares issued and outstanding as of June 30, 2006 and as of December 31, 2005	10,082	10,082
1,659,230 designated as Series B; 617,240 shares issued at June 30, 2006; 583,479 shares issued at December 31, 2005	617	583
Additional paid-in capital	17,313,746	17,102,069
Deferred stock based compensation	—	(200,188)
Retained earnings	18,591,487	15,235,424
Accumulated other comprehensive loss	(1,550,348)	(1,189,628)

	34,365,584	30,958,342
Less: 74,569 shares as at June 30, 2006 and 61,414 shares as at December 31, 2005, of Series B common stock held in treasury, at cost	(35,516)	(14,459)

Total stockholders’ equity	34,330,068	30,943,883

Total liabilities and stockholders’ equity	$67,968,305	$62,576,311

See accompanying notes

Exl Service Holdings, Inc.

Consolidated Statements of Income

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Revenues	$24,650,263	$17,727,247	$46,107,597	$35,331,825
Revenues (from related party)	579,995	81,618	680,645	273,868

Total revenues	25,230,258	17,808,865	46,788,242	35,605,693
Cost of revenues (exclusive of depreciation and amortization)	15,941,695	11,830,122	29,887,639	23,664,068

Gross profit	9,288,563	5,978,743	16,900,603	11,941,625

Operating expenses:
General and administrative expenses	3,633,351	2,868,746	7,308,380	6,041,696
Selling and marketing expenses	685,909	459,848	1,448,100	793,439
Depreciation and amortization	1,875,243	1,539,309	3,639,974	2,979,651

Total operating expenses	6,194,503	4,867,903	12,396,454	9,814,786

Income from operations	3,094,060	1,110,840	4,504,149	2,126,839

Other income (expense):
Foreign exchange gain/(loss)	(1,100,715)	716,301	(699,894)	1,080,690
Interest and other income	363,759	138,497	601,382	243,161
Interest expense	(101,748)	(95,546)	(203,767)	(189,888)
Interest expense—redeemable preferred stock	—	(159,167)	—	(313,277)

Income before income taxes	2,255,356	1,710,925	4,201,870	2,947,525
Income tax provision/(benefit)	670,196	153,565	503,428	266,751

Net income	1,585,160	1,557,360	3,698,442	2,680,774
Dividends and accretion on preferred stock	(173,651)	—	(342,379)	—

Net income to common stockholders	$1,411,509	$1,557,360	$3,356,063	$2,680,774

Basic earnings per share to common stockholders	$0.13	$0.15	$0.32	$0.25
Diluted earnings per share to common stockholders	$0.13	$0.15	$0.31	$0.25
Weighted-average number of shares used in computing earnings per share:
Basic(1)	10,612,084	10,587,787	10,608,813	10,573,977
Diluted(1)	10,703,917	10,714,198	10,714,911	10,729,467

(1)	The weighted average number of shares used in computing earnings per share for the three months and six months ended June 30, 2006 and 2005 includes Series A and Series B common stock.

See accompanying notes

Exl Service Holdings, Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Six months ended June 30,
	2006	2005
Cash flows from operating activities
Net income	$3,698,442	$2,680,774
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,639,974	2,979,651
Interest expense—redeemable preferred stock	—	283,277
Amortization of deferred financing costs	30,000	60,000
Amortization of deferred stock compensation and other non-cash compensation	400,751	124,251
Interest on senior long term debt	142,448	108,350
Non employee stock options	167,970	223,708
Foreign exchange gain (unrealized)	1,416,135	(633,512)
Deferred income taxes	(797,900)	—
Change in operating assets and liabilities (net of effect of acquisitions):
Restricted cash	(17,070)	(1,339,048)
Accounts receivable	(6,907,307)	751,684
Prepaid expenses and other current assets	193,801	580,510
Accounts payable	272,725	(5,114)
Deferred revenue	(1,073,430)	(691,924)
Accrued expenses and other liabilities	2,118,482	111,917
Income taxes payable	(601,324)	(90,412)
Other assets	15,022	(766,858)

Net cash provided by operating activities	2,698,719	4,377,254

Cash flows from investing activities
Purchase of fixed assets (net of sale proceeds)	(2,262,582)	(1,811,657)

Net cash used in investing activities	(2,262,582)	(1,811,657)

Cash flows from financing activities
Principal payments on capital lease obligations	(155,325)	(94,587)
Net proceeds from common stock transactions	(21,057)	—
Proceeds from exercise of stock options	22,384	9,842

Net cash (used in) provided by financing activities	(153,998)	(84,745)

Effect of exchange rate changes on cash and cash equivalents	(182,512)	(90,230)

Net increase in cash and cash equivalents	99,627	2,390,622
Cash and cash equivalents at the beginning of the year	24,240,632	18,760,120

Cash and cash equivalents at the end of the period	$24,340,259	$21,150,742

Supplemental disclosure of cash flow information
Cash paid for interest	$24,667	$37,389
Cash paid for taxes	1,938,872	192,604
Supplemental disclosure of non-cash information
Assets acquired under capital lease	62,720	125,959

See accompanying notes

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements

June 30, 2006

(Unaudited)

1. Organization and Basis of Presentation

Organization

ExlService Holdings, Inc. (“Exl Holdings”) is organized as a corporation under the laws of the State of Delaware, Exl Holdings, together with its subsidiaries Exl Service.com, Inc. (“Exl Inc”), ExlService.com (India) Private Limited (“Exl India”), Noida Customer Operations Private Limited (“NCOP”), Exl Support Services Pvt. Ltd. (“ESSPL”) and ExlService (U.K.) Limited (“Exl UK”) (collectively, the “Company”), are principally engaged in the business of developing and deploying business process outsourcing solutions, including transaction-processing services and Internet and voice-based customer care services for its clients primarily in India. The Company’s clients are located principally in the United States and the United Kingdom.

Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting and the requirements of Form 10-Q and Rule 10.01 of Regulation S-X. Accordingly, they do not include certain information and note disclosures required by generally accepted accounting principles for annual financial reporting and should be read in conjunction with the consolidated financial statements and notes thereto included in the Annual Consolidated Financial Statements of Exl Service Holdings, Inc for the fiscal year ended December 31, 2005 and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

The unaudited interim financial statements reflect all adjustments (of a normal and recurring nature) which management considers necessary for a fair presentation of the results of operations for these periods. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

The condensed consolidated balance sheet at December 31, 2005 was derived from the audited consolidated balance sheet of ExlService Holdings, Inc. at that date.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Exl Holdings and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the results of operations during the reporting period. Estimates are based upon management’s best assessment of the current business environment. Actual results could differ from those estimates. The significant estimates and assumptions that affect the consolidated financial statements include, but are not limited to, allowance for doubtful accounts, future obligations under employee benefit plans, income tax valuation allowances, depreciation and amortization periods, and recoverability of long-term assets.

Foreign Currency

The functional currency of Exl Holdings and Exl Inc is the United States Dollar (“U.S. Dollar”), being the currency of the primary economic environment in which they operate. The functional currency of Exl India,

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

June 30, 2006

(Unaudited)

NCOP and ESSPL is Indian Rupees and for Exl U.K., it is the Pound Sterling, being the currency of primary economic environment in which they operate. Monetary assets and liabilities in foreign currencies are re-measured into functional currency at the rates of exchange prevailing at the balance sheet dates. Transactions in foreign currencies are re-measured into functional currency at the rates of exchange prevailing on the date of the transaction. All transaction foreign exchange gains and losses are recorded in the accompanying consolidated statement of Income.

In respect of the subsidiaries for which the functional currency is other than U.S. Dollar, the assets and liabilities of such subsidiaries are translated into U.S. Dollars, the reporting currency, at the rate of exchange prevailing on the balance sheet date. Revenues and expenses are translated into U.S. Dollars at average exchange rates prevailing during the period. Resulting translation adjustments are included in accumulated other comprehensive income (loss).

Revenue Recognition

Revenues from business process outsourcing services include revenue from processing of transactions and services provided through voice and Internet communication channels. Revenue from the advisory services includes revenue from various consulting services such as Sarbanes Oxley compliance, internal audit and financial reporting.

The Company recognizes revenue as services are rendered, provided that persuasive evidence of an arrangement exists, there are no remaining obligations with respect to the services rendered and collection is considered probable. The Company invoices clients in accordance with the agreed upon rates and billing arrangements, which consist of time and material, cost plus and unit priced arrangements. The Company recognizes revenue from the last billing date to the balance sheet date as unbilled revenues and recognizes billings in excess of revenues earned or advances received from clients as deferred revenue.

In accordance with EITF 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred,” the Company has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the consolidated statements of Income. The Company typically incurs telecommunications and travel related costs that are billed to and reimbursed by clients.

Revenues for the following periods include reimbursements of out-of-pocket expenses:

Three Months Ended June 30, 2006	$917,789
Three Months Ended June 30, 2005	$845,569
Six Months Ended June 30, 2006	$1,952,004
Six Months Ended June 30, 2005	$1,572,446

During the three months ended June 30, 2006, two customers accounted for 41% and 14%, respectively, of the Company’s total revenues. During the three months ended June 30, 2005, two customers accounted for 54% and 10%, respectively, of the Company’s total revenues.

During the six months ended June 30, 2006, two customers accounted for 44% and 12%, respectively, of the Company’s total revenues. During the six months ended June 30, 2005, two customers accounted for 52% and 11%, respectively, of the Company’s total revenues.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

June 30, 2006

(Unaudited)

As on June 30, 2006, two customers accounted for 36% and 19%, respectively, of the Company’s total accounts receivable. As on December 31, 2005, two customers accounted for 49% and 13%, respectively, of the Company’s total accounts receivable.

Segment Information

The Company is generally organized around its business process outsourcing service and its advisory service lines. These service lines do not have operating managers who report to the chief operating decision maker. The chief operating decision maker generally reviews financial information at consolidated results of operations level but does not review any information except for revenues and cost of revenues of the individual service lines. Therefore, the Company does not allocate or evaluate depreciation, amortization, interest expense or income, capital expenditures, and income taxes into its various service lines. Consequently, it is not practical to show assets, capital expenditures, depreciation or amortization by operating segment.

Revenues and the cost of revenues from business processing outsourcing services and advisory services were as follows:

	Three months ended			Three months ended			Six months ended			Six months ended
	June 30, 2006			June 30, 2005			June 30, 2006			June 30, 2005
	BPO	Advisory Services	Total	BPO	Advisory Services	Total	BPO	Advisory Services	Total	BPO	Advisory Services	Total
Revenue	$23,045,384	$2,184,874	$25,230,258	$16,154,004	$1,654,861	$17,808,865	$43,161,174	$3,627,068	$46,788,242	$32,196,628	$3,409,065	$35,605,693
Cost of revenue (exclusive of depreciation and amortization)	14,680,163	1,261,532	15,941,695	10,940,951	889,171	11,830,122	27,540,785	2,346,854	29,887,639	21,963,086	1,700,982	23,664,068

Gross Profit	$8,365,221	$923,342	$9,288,563	$5,213,053	$765,690	$5,978,743	$15,620,389	$1,280,214	$16,900,603	$10,233,542	$1,708,083	$11,941,625
Depreciation and amortization	—	—	$1,875,243	—	—	$1,539,309	—	—	$3,639,974	—	—	$2,979,651
Interest and other income	—	—	$363,759	—	—	$138,497	—	—	$601,382	—	—	$243,161
Interest expense	—	—	$(101,748)	—	—	$(95,546)	—	—	$(203,767)	—	—	$(189,888)
Interest expense—redeemable preferred stock	—	—	$—	—	—	$(159,167)	—	—	$—	—	—	$(313,277)
Income tax (benefit) provision	—	—	$670,196	—	—	$153,565	—	—	$503,428	—	—	$266,751

Accumulated Other Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” establishes rules for the reporting of comprehensive income and its components. Comprehensive income is defined as all changes in equity from non-owner sources. For the Company, comprehensive income (loss) consists of net earnings and changes in the cumulative foreign currency translation adjustments and minimum pension liability adjustments. In addition, the Company enters into foreign currency exchange contracts, which are designated as cash flow hedges in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Changes in the fair values of contracts that are deemed effective are recorded as a component of accumulated other comprehensive income (loss) until the settlement of that contract. The Company reports comprehensive income (loss) in the consolidated statements of stockholders’ equity.

Financial Instruments and Concentration of Credit Risk

Financial Instruments: For certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other current liabilities, recorded amounts approximate fair value due to their relatively short maturity periods.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable and time deposits. By their nature, all such financial instruments involve risks including the credit risks of non-performance by counterparties.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

June 30, 2006

(Unaudited)

Derivatives and Hedge Accounting: In the Company’s normal course of business, the Company actively looks to mitigate the exposure of foreign currency market risk by entering into various hedging instruments, authorized under Company polices with counterparties that are highly-rated financial institutions. The Company’s primary exchange rate exposure is with the British pound and Indian rupee. The Company uses derivative instruments for the purpose of mitigating the underlying exposure from foreign currency fluctuation risks associated with forecasted transactions denominated in certain foreign currencies and to minimize earnings and cash flow volatility associated with the changes in foreign currency exchange rates, and not for speculative trading purposes. The Company also hedges anticipated transactions that are subject to foreign exchange exposure with foreign exchange contracts that are designated effective and qualify as cash flow hedges, under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Changes in the fair value of these cash flow hedges which are deemed effective, are recorded in accumulated other comprehensive income (loss) until the contract is settled and at that time are recognized in the consolidated statements of Income. The Company evaluates hedge effectiveness at the time a contract is entered into as well as on an ongoing basis. If during this time, a contract is deemed ineffective, the change in the fair value is recorded in the consolidated statements of Income.

The Company entered into forward exchange contracts during the three months ended June 30, 2006. At June 30, 2006, forward exchange contracts of $41,750,000 and GBP 14,500,000 were outstanding.

The Company has evaluated the effectiveness of all forward exchange contracts. For the three months ended June 30, 2006 and 2005, net gains/(losses) from ineffective cash flow hedges included in the statement of income totaled approximately $(975,000) and $612,000, respectively. For the six months ended June 30, 2006 and 2005, net gains/(losses) from ineffective cash flow hedges included in the consolidated statements of income totaled $(1,007,000) and $732,000, respectively. Such gain/(loss) is included in foreign exchange gain/(loss) in the income statement. For hedge relationships discontinued because the forecasted transaction is not expected to occur by the end of the originally specified period, any related derivative amounts recorded in equity are reclassified to earnings.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140,” or SFAS No. 155. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not expect the adoption of SFAS 155 to have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets-an Amendment to FASB Statement No.140,” or SFAS No.156, which clarifies the accounting for separately recognized servicing

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

June 30, 2006

(Unaudited)

assets and liabilities. SFAS No.156 is effective in fiscal years beginning after September 15, 2006. We do not believe the adoption of SFAS No.156 will have a material impact on our consolidated financial position, results of operation or cash flows.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for uncertainty in Income Taxes”. FIN 48 clarifies the accounting for Income Taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and clearly scopes income taxes out of SFAS 5, “Accounting for Contingencies”. FIN 48 is effective for fiscal years beginning after December 15, 2006. We have not yet evaluated the impact of adopting FIN 48 on our consolidated financial position, results of operation or cash flows.

3. Restriction on Cash Balances and Time Deposits

Current restricted time deposits represent amounts on deposit with banks against letters of credit and bank guarantees issued by the Company for equipment imports amounting to $561,920 that will mature on various dates in 2006.

Non-current restricted cash represents guarantees against custom and excise bonding issued through banks amounting to $140,175 that will mature between 2007 and 2008.

4. Comprehensive Income/(Loss):

The following table sets forth the components of comprehensive income for the three and six months ended June 30, 2006 and June 30, 2005.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Net income	$1,411,509	$1,557,360	$3,356,063	$2,680,774

Other comprehensive income (loss):
Unrealized gain/(loss) on effective cash flow hedges	(585,470)	78,891	($163,818)	101,708
Minimum pension liability	—	—	—	14,038
Foreign currency translation adjustment	(239,695)	(11,098)	(196,902)	(5,519)

Total other comprehensive income (loss)	(825,165)	67,793	(360,720)	110,227

Total comprehensive income (loss)	$586,344	$1,625,153	$2,995,343	$2,791,001

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

June 30, 2006

(Unaudited)

5. Fixed Assets:

Fixed	assets consist of the following:

	Estimated Useful Life	June 30, 2006	December 31, 2005
Network equipment, cabling and computers	3	$15,897,355	$13,310,963
Leasehold improvements	3-5	7,518,991	4,966,353
Office furniture and equipment	3-5	3,063,876	2,313,948
Motor vehicles	3	814,763	778,273
Construction in progress		229,305	4,889,348

		27,524,290	26,258,885
Less: Accumulated depreciation and amortization		(13,321,343)	(10,052,220)

		$14,202,947	$16,206,665

Construction in progress represents advances paid towards acquisition of fixed assets and the cost of fixed assets not yet placed in service. The cost and accumulated amortization of assets under capital leases at June 30, 2006 were $717,171 and $361,368, respectively, and at December 31, 2005 were $778,273 and $361,829, respectively.

During 2005, the Company conducted an evaluation of the useful life of its leasehold improvements. At the time the Company entered into those leases, it was not able to estimate how long these premises would be occupied and based on that, made the assumption that a life of 36 months was appropriate. As a result of this review and the success of the Company’s business model, the Company believes that it will remain in these facilities through at least a further 60 months. Based on that evaluation, which included a review of the respective lease contracts and the remaining useful life of those assets, the Company determined that the useful life of the assets that had been capitalized under the leasehold improvements asset category was 60 months versus 36 months. As a result, at April 1, 2005 the Company changed the useful life to 60 months. This change impacted (1) all new leasehold assets purchased from April 1, 2005 forward and (2) the amortization expense to be recognized for periods starting April 1, 2005 of leasehold assets put into place prior to April 1, 2005 that were not fully amortized.

The change in estimated useful life of leasehold improvements resulted in amortization expense being approximately $176,000 less in the three months ended June 30, 2006 and $352,000 for the six months ended June 30, 2006 and approximately $176,000 less in the three and six months ended June 30, 2005, than what it would have been had the estimated useful life not changed.

6. Senior Long-Term Debt

On December 13, 2002, certain new investors and members of management acquired senior promissory notes issued by the Company totaling $4,674,000. The senior promissory notes mature on December 13, 2007. The Company issued additional senior promissory notes to employees of the Company during August 2003 in the amount of $272,403. Interest on the principal amount is payable on maturity and accrues at a rate equal to the greater of (i) 2.02% semiannually or (ii) LIBOR. The Company redeemed promissory notes including accrued interest of $13,239 in 2004.

The effective interest rate at June 30, 2006 was 5.17% and at December 31, 2005 was 4.08%. Accrued interest at June 30, 2006 and December 31, 2005 included in senior long-term debt on the consolidated balance sheets is $792,783 and $650,335, respectively.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

June 30, 2006

(Unaudited)

Deferred financing costs, totaling $300,000, are included in other assets and are being amortized to interest expense through the maturity date of the senior long-term debt. For each of the three and six months ended June 30, 2006 and June 30, 2005, amortization of deferred financing costs amounted to $15,000 and $30,000, respectively.

7. Redeemable Preferred Stock

Holders of redeemable preferred stock are not permitted or entitled to vote on any matter required or permitted to be voted on by the stockholders of the Company. Holders of redeemable preferred stock have superior liquidation rights compared to the common stockholders. In the event of liquidation, dissolution or winding up of the operations of the Company, the redeemable preferred stockholders are entitled to receive a liquidation preference in the distribution of assets. The liquidation preference is equal to $100 per share plus any accrued and unpaid dividends.

Holders of redeemable preferred stock are entitled to receive annual dividends, as and when declared by the Company out of funds legally available equal to 10% of the liquidation preference per share. Such dividends are payable, at the election of the Company, in cash or in the form of an additional liquidation preference and accrue annually, but are to be paid only upon redemption, liquidation or as otherwise declared by the Company. Such dividends are cumulative and accrue on a day-to-day basis, whether or not earned. Cumulative dividends in arrears at June 30, 2006 and December 31, 2005 amounted to $1,965,562 and $1,653,183, respectively.

The Company may, at its option at any time, redeem all of the redeemable preferred stock by giving adequate notice to the holders of redeemable preferred stock. Upon the occurrence of a mandatory redemption event, holders of the redeemable preferred stock can cause redemption of all the redeemable preferred stock outstanding. On August 16, 2005, the Company amended certain provisions of the preferred stock agreement relating to mandatory redemption events to (i) remove a provision stating that upon the resignation by, or other termination of employment of, Vikram Talwar or Rohit Kapoor, the holders of the redeemable preferred stock may require the Company to redeem the preferred stock and (ii) remove the automatic redemption provisions of the preferred stock agreement. Thereafter, mandatory redemption events include (i) breach in any material respect of warranties and representations made by Conseco, Inc. (the former parent) under the stock purchase agreement dated November 14, 2002 and (ii) any material adverse change in the condition, financial or otherwise, business, properties, assets, results of operations or prospects of the Company or any of its subsidiaries. In all instances, the redemption events are conditional and the redemption amount will be the liquidation preference.

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities”. This statement requires, among other things, that any of various financial instruments that are issued in the form of shares that are mandatorily redeemable on a fixed or determinable date be classified as liabilities, any dividends paid on the underlying shares be treated as interest expense, and issuance costs should be deferred and amortized using the interest method. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and is effective July 1, 2003 for the Company. As required by SFAS No. 150, accrued and unpaid dividends in fiscal years prior to adoption of SFAS No. 150 have not been reclassified to interest expense. Effective July 1, 2003, dividends on the redeemable preferred stock have been classified as interest expense. For the three months ended June 30, 2005, the Company recorded $144,167 as interest expense. For the six months ended June 20, 2005, the Company recorded $283,277 as interest expense. As a result of amended provisions, effective August 16, 2005, for the three months ended June 30, 2006 accrued dividends of $158,651 and for six months ended June 30, 2006 accrued dividends of $312,379 are no longer included in interest expense but are included in dividends and accretion on preferred stock in the statement of Income.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

June 30, 2006

(Unaudited)

The preferred stock is recorded net of issuance costs of $300,000, which are accreted over a period of five years. For the three and six months ended June 30, 2006, amortization of issuance costs of $15,000 and $30,000, respectively, was included as dividends and accretion on preferred stock in the statement of Income. For the three and six months ended June 30, 2005 amortization of issuance costs of $15,000 and $30,000, respectively, was included in interest expense in the Statement of Income.

The redeemable preferred stock is carried at the amount of cash that would be paid under the respective agreement if the shares were repurchased or redeemed at the reporting date less unamortized issuance costs of $82,500 and $112,500 at June 30, 2006 and at December 31, 2005, respectively.

8. Capital Structure

Common Stock

Holders of Series A common stock have one vote for each share held with respect to all matters voted on by the stockholders of the Company. Holders of Series B common stock do not have any voting rights.

Prior to the occurrence of a conversion event, as defined in the Company’s Certificate of Incorporation, the Series B common stock will be converted into Series A common stock initially at a ratio of 1:1. Among other things, a conversion event includes the consummation of a sale of common stock in a public offering, as defined.

9. Employee Benefit Plans

The Gratuity Plan provides a lump sum payment to vested employees on retirement or on termination of employment in an amount based on the respective employee’s salary and years of employment with the Company. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. Current service costs for the Gratuity Plan are accrued in the period to which they relate.

Net gratuity cost includes the following components:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Service cost	$63,039	$52,014	$128,151	$104,028
Interest cost	7,503	5,042	15,252	10,083
Actuarial (gain) loss	—	13,521	—	27,042

Net gratuity cost	$70,542	$70,577	$143,403	$141,153

The Company contributes to the Government Provident Fund (a defined contribution plan) on behalf of its employees in India. The assets held by the Government Provident Fund are not reported on the Company’s consolidated balance sheets. The contributions made to the Government Provident Fund for each period are as follows:

Three months ended June 30, 2006	$681,183
Three months ended June 30, 2005	$527,057
Six months ended June 30, 2006	$1,283,862
Six months ended June 30, 2005	$961,329

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

June 30, 2006

(Unaudited)

10. Leases

Exl India leases motor vehicles from finance companies. Such leases are recorded as capital leases with interest rates ranging from 9.0% to 12.5%. Future minimum lease payments under these capital leases at June 30, 2006 are as follows:

Year ended June 30
2007	$231,764
2008	113,875
2009	81,861

Total minimum lease payments	427,500
Less: amount representing interest	48,655

Present value of minimum lease payments	378,845
Less current portion	195,296

Long term capital lease obligation	$183,549

The Company conducts its operations using facilities, office furniture and certain equipment leased under non-cancelable operating lease agreements that expire at various dates through the year 2009. Future minimum lease payments under these non-cancelable agreements expiring after more than 12 months are as follows:

Year end June 30
2007	$690,180
2008	384,400
2009	288,300

Total minimum lease payments	$1,362,880

Rent expense under operating leases was $674,100 and $589,455 for the three months ended June 30, 2006 and 2005, respectively. Rent expense under operating leases was $1,350,937 and $1,159,721 for the six months ended June 30, 2006 and 2005, respectively.

11. Income Taxes

The Company recorded tax expense of $799,498 and $1,245,502 for the three and six month period ended June 30, 2006, respectively. However this was partially offset by a deferred tax benefit primarily generated from recognizing deferred tax assets on deferred compensation and deferred revenue in the United States and depreciation in foreign tax jurisdictions. This increase in deferred tax assets was partially offset by utilization of AMT credit carryforwards. This resulted in an overall tax expense of $503,428 being recorded for the six months ended June 30, 2006 and $670,196 for three months ended June 30, 2006.

At June 30, 2006, the Company performed an analysis of the deferred tax asset valuation allowance for its Indian subsidiary. The Company had concluded that a valuation allowance offsetting the deferred tax assets continue to be recorded at June 30, 2006 based on the conclusion that it is more likely than not that these assets related to the Indian subsidiary will not be realized. The valuation allowance at June 30, 2006 is approximately $1,990,000.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

June 30, 2006

(Unaudited)

12. Stock Based Compensation

In fiscal 2006 the Company instituted the Exl Holdings 2006 Stock Option Plan (the “2006 Plan”). The 2006 Plan covers all the employees of the Company and its subsidiaries. The Compensation Committee of the Board (the “Committee”) administers the 2006 Plan and grants stock options to eligible employees of the Company and its subsidiaries.

The Committee determines which employees are eligible to receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant and is non-transferable during the life of the option. The options generally vest incrementally over a period of 4 years from the date of grant with 10% vesting in year 1, 20% vesting in year 2, 30% vesting in year 3 and 40% vesting in year 4. Pursuant to the 2006 Plan, the Company has reserved 574,692 shares of Series B common stock for the granting of options. If an employee is terminated they must exercise any vested options within 90 days after termination or the vested options are forfeited.

In fiscal 2003, the Company instituted the Exl Holdings 2003 Stock Option Plan (the “2003 Plan”). The 2003 Plan covers all the employees of the Company and its subsidiaries. The Compensation Committee of the Board (the “Committee”) administers the 2003 Plan and grants stock options to eligible employees of the Company and its subsidiaries.

The Committee determines which employees are eligible to receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant and is non-transferable during the life of the option. The options generally vest incrementally over a period of 4 years from the date of grant with 25% of the options vesting each year. Pursuant to the 2003 Plan, the Company has reserved 800,000 shares of Series B common stock for the granting of options. If an employee is terminated they must exercise any vested options within 90 days after termination or the vested options are forfeited.

Effective January 1, 2006, we adopted SFAS No. 123(R), “Share-Based Payment” using the modified prospective method of transition. Under the provisions of SFAS No. 123(R), the estimated fair value of share- based awards granted under stock incentive plans are recognized as compensation expense over the vesting period. Using the modified prospective method, compensation expense is recognized beginning with the effective date of adoption of SFAS No.123(R) for all share-based payments (i) granted after the effective date of adoption and (ii) granted prior to the effective date of adoption and that remain unvested on the date of adoption.

We recorded approximately $201,207 and $400,751 of total share-based compensation expense for the three and six month period ended June 30, 2006, respectively as required under SFAS No. 123(R).

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

June 30, 2006

(Unaudited)

Prior to January 1, 2006, the Company accounted for share-based payments using the Accounting Principles Board (“APB”) Opinion No. 25 intrinsic value method and, as such, generally recognized compensation cost for employee stock options where the exercise price was less that the fair value on the date of grant.

	Three months ended June 30, 2005	Six months ended June 30, 2005
Net income (loss) to common stockholders	$1,557,360	$2,680,774
Add: stock based employee compensation expense included in reported net income	(14,610)	20,144
Less: stock based employee compensation expense determined under the fair value method	(128,785)	(291,388)

Pro forma net income (loss) to common stockholders	$1,413,965	$2,409,530

Earnings per common share:
Basic, as reported	$0.15	$0.25
Diluted, as reported	$0.15	$0.25
Basic, pro forma	$0.13	$0.23
Diluted, pro forma	$0.13	$0.22

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions. In addition, a forfeiture rate of 25% has been used based on a review of historical option activity.

The assumptions used to value the option grants for three and six month ended June 30, 2006 and June 30, 2005 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Dividend yield	0%	0%	0%	0%
Expected life	60 months	60 months	60 months	60 months
Risk free interest rate	4.25%	4%	4.25%	4%
Volatility	50%	50%	50%	50%

Stock option activity under the Plan is shown below:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2005	555,551	$14.09
Granted	89,775	$23.75
Exercised	(33,761)	$0.66
Forfeited	(82,312)	$17.42

Outstanding at June 30, 2006	529,253	$16.52

Vested and exercisable at June 30, 2006	154,251	$12.38
Available for grant at June 30, 2006	507,737

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

June 30, 2006

(Unaudited)

The Company issued 5,000 shares of restricted stock during the three months ended June 30, 2006. The weighted-average fair value of options issued under the 2003 Plan during the six months ended June 2006 and 2005 was $8.93 and $6.67, respectively, and during the three months ended June 2006 and 2005 was $8.93 and $5.41, respectively. The weighted-average remaining contractual life of options outstanding and exercisable at June 30, 2006 and June 30, 2005 was 8.15 years and 8.88 years, respectively.

Earnings Per Share

Basic earnings per share is computed by dividing income (loss) to common stockholders by the weighted average number of common shares outstanding during each period. In determining the income to common stockholders, net income has been reduced by dividends and accretion on preferred stock. Diluted earnings per share are computed using the weighted average number of common shares plus the potentially dilutive effect of common stock equivalents plus the future stock compensation expense on the options issued to date. Stock options that are anti-dilutive are excluded from the computation of weighted average shares outstanding. For the three months ended June 30, 2006 and 2005, the weighted average number of shares used in calculating diluted earnings per share includes stock options of $91,833 and $126,410, respectively. For the six months ended June 30, 2006 and 2005, the weighted average number of shares used in calculating diluted earnings per share includes stock options of $106,097 and $155,489, respectively. The calculation of earnings per share for the three months ended June 30, 2006 and 2005 exclude stock options of 368,412 and 355,375, respectively, and for six months ended June 30, 2006 and 2005 exclude stock options of 368,412 and 355,375, respectively, because the exercise price of the option is more than the average price of stock and hence to include them in the calculation would be anti-dilutive. The calculation of dilutive earnings per share includes future stock compensation of $2,267,886 for the three and six months ended June 30, 2006.

Preferred Stock

During 2002, in connection with employment agreements, certain officers purchased 2,993 shares of preferred stock for $3. The difference between the fair value of these shares and the purchase price, totaling $299,299, is being amortized to compensation expense over the three-year vesting period. For the six months ended June 30, 2005, the Company amortized and recorded compensation expense of $24,918.

Advisory Board Options

In 2005, the Company also granted to a member of its advisory board options to purchase 5,000 shares of Series B common stock at an exercise price of $23.75 per share under the 2003 Plan. Using the Black-Scholes valuation model, the fair value of these options at June 30, 2006 was determined to be $34,000. In 2003, the Company also granted to members of its advisory board options to purchase 10,000 shares of Series B common stock at an exercise price of $0.24 per share under the 2003 Plan. Using the Black-Scholes valuation model, the fair value of these options at June 30, 2006 was determined to be approximately $172,000. These options vest over a period of four years and expire ten years from the vesting date. For the three months ended June 30, 2006, the Company recorded an expense reversal of $25,991 and for three months ended June 30, 2005 an expense of $14,753 towards compensation expense. For the six months ended June 30, 2006, the Company recorded an expense reversal of $11,238 of compensation expense. For the six months ended June 30, 2005, the Company recorded $29,506 as compensation expense. The fair value and related compensation expense will be remeasured for the unvested portion of these options at the end of each reporting period until such options are fully vested. The Company had remeasured the fair value of the unvested portion at the end of June 30, 2006 and had accordingly passed a credit to the compensation expense.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

June 30, 2006

(Unaudited)

Client Options

In connection with the execution of a five-year services agreement, the Company issued options to purchase 115,100 shares of Series A common stock at an exercise price of $12.50 per share in July 2004. The option is fully exercisable and expires ten years from the date of grant. The $15.56 per share fair value of the option on the date of issuance, using the Black Scholes valuation model was approximately $1,792,000. Such amount is being amortized as a reduction to revenue over the five-year term of the services agreement. Amortization for the three months ended June 30, 2006 and 2005 was approximately $89,604. Amortization for the six months ended June 30, 2006 and 2005 was approximately $179,208.

The fair value was estimated considering the following assumptions:

Dividend Yield	0%
Expected Life	5 years
Fair Value of Stock	$23.75
Risk Free Interest Rate	4%
Volatility	50%

13. Related Party Transactions

The Company entered into the following related party transactions:

The Company received services in India for employee training performed by a company controlled by one of its stockholders. This company is one of the many companies rendering such services to Exl India. The Company recorded expenses related to these services of $7,477 and $24,562 for the three months ended June 30, 2006 and June 30, 2005, respectively. For the six months ended June 30, 2006 and June 30, 2005, the Company recorded expenses of $25,925 and $38,907, respectively, for these services. At June 30, 2006 the Company had a balance payable of $15,811 related to these services.

The Company provides advisory services related primarily to compliance with the Sarbanes-Oxley Act of 2002 to Williams Scotsman, Inc., a provider of mobile and modular building solutions in North America. Williams Scotsman, Inc. is controlled by entities related to one of our significant stockholders. The Company received approximately $219,760 and $73,738 in the three months ending June 30, 2006 and 2005, respectively, and $245,410 and $265,988 in the first six months of 2006 and 2005, respectively, in advisory fees revenue and expense reimbursements from Williams Scotsman, Inc.

The Company provides BPO services to MedSynergies, Inc., a provider of outsourced billing, claims administration and payment processing services to healthcare providers. MedSynergies, Inc. is controlled by entities related to FTVentures, one of our significant stockholders. The Company recognized revenue of approximately $156,335 in the three months ending June 30, 2006 and the first six months of 2006 from MedSynergies, Inc.

The Company provides advisory services to Duane Reade Holdings, Inc., which is indirectly owned by one of its significant stockholders. The Company received approximately $203,900 and $7,880 in the three months ending June 30, 2006 and 2005, respectively, and $278,900 and $7,880 in the first six months of 2006 and 2005, respectively, in advisory fees and expense reimbursements from Duane Reade Holdings, Inc.

At June 30, 2006 the Company had a balance receivable of $389,368 related to these services.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

June 30, 2006

(Unaudited)

The Company entered into employment and non-competition agreements with management in November 2002. The initial term of these agreements was three years and the Company has the option to extend the term for two additional one-year periods. The agreements were extended through September 30, 2006 and include an annual base salary of $400,000, a bonus amount and an additional incentive bonus amount as well as certain other fringe benefits. Upon termination of employment under conditions as defined, 25% of certain common stock, as defined, held by such senior management is subject to repurchase by the Company at cost for up to one year and at fair market value if after one year for a two-year period. Such common stock is not subject to repurchase after three years.

Senior long-term debt of $325,000 with a five-year life issued to certain officers was amortized over a three-year period consistent with the preferred stock issued to such officers. This was fully amortized by December 2005. The Company recorded compensation expense of $27,165 and $54,330 during the three months and six months ended June 30, 2005, respectively.

For each of the three months ended June 30, 2006 and 2005, the Company accrued management fees of $50,000 to certain investors. For each of the six months ended June 30, 2006 and 2005, the Company accrued management fees of $100,000 to certain investors.

14. Geographical Information

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Revenues
United States	$11,202,590	$8,188,686	$20,760,173	$16,876,177
United Kingdom	14,027,668	9,620,179	26,024,069	18,722,516
Rest of Europe	—	—	4,000	7,000

	$25,230,258	$17,808,865	$46,788,242	$35,605,693

	June 30, 2006	December 31, 2005
Fixed assets
United States	$914,711	$779,961
India	13,283,106	15,425,040
UK	5,130	1,664

	$14,202,947	$16,206,665

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

June 30, 2006

(Unaudited)

15. Commitments and Contingencies

Fixed Asset Commitments

At June 30, 2006, the Company had committed to spend approximately $150,000 under agreements to purchase fixed assets. This amount is net of advances paid in respect of these purchases.

Other Commitments

Exl India and NCOP have been established as “Export-Oriented Undertaking” enterprises under the “Export Import Policy” (“policy”) formulated by the Government of India. Pursuant to this policy, the Company has benefited from certain incentives on import of capital goods. Under this policy, Exl India and NCOP must achieve certain export ratios and realize revenues attributable to exports of approximately $244.5 million and $43.4 million, respectively, over a period of five years.

In the event Exl India is unable to achieve its commitments over the specified period, Exl India may be required to refund such incentives along with penalties and fines. Management believes that Exl India will achieve these export levels within the required timeframe.

16. Subsequent Events

On July 1, 2006, the Company completed the acquisition of Inductis for approximately $13 million.

Russell Bedford Stefanou Mirchandani LLP
Accountants and Advisors

5 West 37th Street 9th Floor New York, New York 10018-5315 212.868.3669 212.868.3498/Fax

nyc@rbsmllp.com

Report of Independent Registered Certified Public Accounting Firm

Board of Directors and Stockholders of Inductis, Inc.

We have audited the accompanying consolidated balance sheets of Inductis, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004 (Restated) and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years ended December 31, 2005. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2005 and 2004 (Restated), and the results of its operations and its cash flows for each of the two years ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 24, the previously issued financial statements for the year ended December 31, 2004 have been restated to correct the revenue recognition of out of pocket expenses and correction in the net deferred tax expense.

RUSSELL BEDFORD STEFANOU MIRCHANDANI LLP

New York, New York

May 22, 2006

Except Note 23 (b), as to which

the date is June 18, 2006

Washington DC • Philadelphia, PA • New York, NY • Irvine, CA

Member of Russell Bedford International with affiliated offices worldwide

INDUCTIS INC.

CONSOLIDATED BALANCE SHEET

As of December 31, 2005 and 2004 (Restated)

(in US dollars, except share data)

	2005	2004
		(Restated)
ASSETS
Current assets:
Cash and cash equivalents (Note 5)	$1,677,670	$3,615,755
Restricted cash	64,487	61,564
Accounts receivables, net of allowances	7,073,950	5,171,247
Investments (Note 8)	38,496	—
Employee advances (Note 19(b))	49,146	45,285
Deferred tax asset (Note 16)	1,435,805	936,601
Other current assets (Note 6)	317,412	138,704

Total current assets	10,656,966	9,969,156
Property and equipment, net (Note 7)	1,411,934	1,180,461

Total Assets	$12,068,900	$11,149,617

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payables	$551,996	$514,458
Short term debts (Note 12(a))	4,085,084	3,331,569
Deferred revenue	122,000	—
Current portion of capital lease obligations (Note 11(a))	131,159	126,019
Accrued employee costs	1,291,174	878,396
Other current liabilities	269,825	7,800
Deferred tax liabilities (short-term) (Note 16)	1,035,020	1,369,750
Taxes payable	406,990	36,677

Total current liabilities	7,893,248	6,264,669
Long term debts (Note 12(b))	1,400,000	—
Long term portion of Capital lease obligations (Note 11(a))	124,341	255,004
Deferred tax liabilities (long-term) (Note 16)	21,068	32,626
Other liabilities	13,100	5,181

Total liabilities	$9,451,757	$6,557,480

Stockholders’ equity:
Common Stock $0.0001 par value 10,592,518 & 6,048,700 outstanding as of 2005 & 2004 respectively. 9,770,018 & 6,048,700 issued as of 2004 & 2005 (Note 13)	1,059	605
Additional paid-in capital	988,884	—
Retained earnings	1,641,271	2,878,478
Accumulated other comprehensive income	10,007	(8,867)
Less: 822,500 shares at December 31, 2005, 2004 respectively of class C1 common stock held in treasury, at cost	(24,078)	(24,078)
Members Capital	—	1,745,999

Total stockholders’ equity	2,617,143	4,592,137

Total Liabilities and Stockholders’ Equity	$12,068,900	$11,149,617

The accompanying notes are an integral part of these consolidated financial statements

INDUCTIS INC.

CONSOLIDATED STATEMENT OF INCOME

For the years ended December 31, 2005 and 2004 (Restated)

(in US dollars, except share data)

	2005	2004
		(Restated)
Revenues	$20,947,166	$15,982,214
Cost of revenues	10,246,079	10,077,832

Gross Profit	10,701,087	5,904,382

Selling, general and administrative expenses	5,914,760	3,875,540
Impairment of loan receivable	2,756,500	—
Depreciation and amortization	482,316	319,434

Income from operations	1,547,511	1,709,408

Other expenses, net (Note 15)	255,321	201,791

Income before income taxes	1,292,190	1,507,617

Income tax benefit (Note 16)	558,750	554,276

Net income	$1,850,940	$2,061,893

Foreign currency adjustment gain	18,874	5,047

Comprehensive income	$1,869,814	$2,066,940

Net income per common share	$0.17	$0.19

Weighted average shares outstanding	10,760,866	11,145,044

The accompanying notes are an integral part of these consolidated financial statements

INDUCTIS INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

For the years ended December 31, 2005 and 2004 (Restated)

(in US dollars, except share data)

	Common Stock		Members Capital	Additional paid-in capital	Retained Earnings	Other Comprehensive Income	Treasury Stock		Total stockholders’ equity
	Shares	Amount					Shares	Amount
Balances as of January 1, 2004 (Restated)	6,048,700	$605	$2,808,439	$—	$3,502,898	$(13,914)	(822,500)	$(24,078)	$6,273,950
Members’ contribution			564,564						564,564
Members’ retirement			(668,786)		—				(668,786)
Members’ distribution			(3,644,531)	—					(3,644,531)
Net income			2,686,313		(624,420)				2,061,893
Currency translation adjustment						5,047			5,047

Balances as of December 31, 2004 (Restated)	6,048,700	$605	$1,745,999	$—	$2,878,478	$(8,867)	(822,500)	$(24,078)	$4,592,137

Balances as of January 1, 2005	6,048,700	$605	$1,745,999	$—	$2,878,478	$(8,867)	(822,500)	$(24,078)	$4,592,137
Members’ contribution of the former holding company			209,307						209,307
Members’ retirement of the former holding company			(449,668)						(449,668)
Members’ distribution of the former holding company			(3,604,447)						(3,604,447)
Net income			3,088,147		(1,237,207)				1,850,940
Membership interest exchanged for shares (Note 3)	4,543,818	454	(989,338)	988,884					—
Currency translation adjustment						18,874			18,874

Balances as of December 31, 2005	10,592,518	$1,059	$—	$988,884	$1,641,271	$10,007	(822,500)	$(24,078)	$2,617,143

The accompanying notes are an integral part of these consolidated financial statements

INDUCTIS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2005 and 2004 (Restated)

(in US dollars, except share data)

	2005	2004
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,850,940	$2,061,893

Adjustments to reconcile net income to net cash provided by operating activities:
Deferred taxes (net)	(845,492)	(699,526)
Depreciation and amortization	482,316	319,434
Allowance for bad debt	150,000	—
Bad debt	147,656	—
Interest expense credited to notes payable—others	8,293	11,482
Allowance for impairment	2,756,500	—
Gain on sale of property and equipment	(2,479)	(40,979)
Changes in assets and liabilities, net
Accounts receivables	(2,200,361)	332,358
Employee receivables	(3,861)	54,531
Other current assets	(178,708)	164,999
Accounts payable	37,538	(137,975)
Accrued employee costs	412,778	185,579
Other current liabilities	262,025	(1,700)
Taxes payable	370,313	(4,950)
Other liabilities	7,920	3,060
Deferred Revenue	122,000	—

Net cash provided by operating activities	3,377,378	2,248,206

CASH FLOWS USED IN INVESTING ACTIVITIES
Movement in Restricted Cash	(2,923)	(717)
Purchase of property and equipment	(717,569)	(664,549)
Proceeds from sale of property and equipment	6,261	493,933
Loans extended to/by related parties	(2,756,500)	—
Proceeds from sale of investments	1,388,209	—
Purchase of investments	(1,426,705)	—

Net cash (used in) investing activities	(3,509,227)	(171,333)

CASH FLOWS USED IN FINANCING ACTIVITIES
Payments of principal under capital lease Obligations	(125,525)	(11,464)
Repayment of notes payable	(331,569)	—
Proceeds from short term borrowings (Including current portion of long term debt)	900,000	2,000,000
Proceeds from issuance of long term debt	1,400,000
Members’ contribution	209,308	564,564
Members’ retirement	(272,877)	(348,699)
Members’ distribution	(3,604,447)	(3,644,532)

Net cash (used in) financing activities	(1,825,110)	(1,440,131)

Net increase in cash and cash equivalents	(1,956,959)	636,742
Add: Gain on currency translation adjustment	18,874	5,047

Cash and cash equivalents at the beginning of the year	3,615,755	2,973,966

Cash and cash equivalents at the end of the year	$1,677,670	$3,615,755

Supplementary disclosures for the cash flow information
Cash paid for during the year for interest	$377,392	$266,943
Cash paid for during the year for income taxes	$23,093	$33,400

The accompanying notes are an integral part of these consolidated financial statements

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

1. ORGANIZATION AND NATURE OF OPERATIONS

Incorporation and history

Inductis Inc. (“the Company”), a Delaware Corporation was incorporated on June 8, 2000. Inductis Group LLC, (“the former holding company”) formed on August 27, 2002, was merged with the Company on December 31, 2005 (See Note 3). The Indian subsidiary of the Company, Inductis India Private Limited, was incorporated on November 19, 2001. The Company and its subsidiary are engaged in providing management consulting and business data analytics services in the field of finance, strategic marketing, re-engineering and data analysis for various clients primarily in the United States of America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation and principles of consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) to reflect the financial position and results of operations of the Company along with its subsidiary.

The consolidated financial statements present the accounts of the Company and its wholly owned subsidiary, Inductis India Private Limited (hereinafter collectively referred to as “the Company”). All material inter-company accounts and transactions have been eliminated on consolidation.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Estimates and assumptions are used for, but not limited to accounting for allowance for uncollectible accounts receivable, the useful lives of property and equipment. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made.

(c) Reclassifications

Certain reclassifications were made to the prior years’ financial statements to conform to the current year presentation.

(d) Functional currency and exchange rate translation

The consolidated financial statements are reported in United States Dollars (US dollars). The functional currency of the subsidiary of the Company is its local currency, the Indian Rupee. The translation of the functional currency into US dollars is performed for balance sheet accounts using the exchange rates in effect at the balance sheet date and for revenue, expense and cash flow items using an appropriate monthly weighted average exchange rate for the respective periods.

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. The resultant exchange gains or losses are included in the consolidated statements of income.

(e) Revenue recognition

Revenues are comprised primarily of income from time-and-material contracts. Revenue with respect to such time-and-material contracts is recognized as related services are performed.

In accordance with EITF Issue No. 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, the Company has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the statement of operations.

Revenue accrued, but not yet billed is classified as unbilled revenue, while billings on incomplete contracts in excess of accrued revenue are classified as deferred revenue.

When the Company receives advance payments from customers for the sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met.

The Company has restated their financial statements for the year ended December 31, 2004 to reflect the reimbursed expenses in accordance with EITF Issue No 01-14. For the years ended December 31, 2005 and 2004, the reimbursement of expenses included in revenue was $1,668,316 and $724,124, respectively.

(f) Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Assets under capital leases are stated at the present value of minimum lease payments. The Company depreciates property and equipment over the estimated useful life using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the primary lease period or estimated useful life of the asset. Assets under capital leases are amortized over their estimated useful life or the lease term, as appropriate. The cost of software obtained for internal use is capitalized and amortized over the estimated useful life of the software. The estimated useful life of the assets is as follows:

Computer and Networking equipment	3-5 years
Software	3-5 years
Office furniture and equipments	5-7 years

Advances paid towards the acquisition of property and equipment outstanding at each balance sheet date and the cost of property and equipment not put to use before such date are disclosed under capital work-in-progress.

(g) Impairment of long-lived assets and long-lived assets to be disposed of

In accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Long-lived assets to be disposed are reported at the lower of the carrying value or fair value less cost to sell. An impairment of $2,756,500 was booked for the year ended December 31, 2005 on the loan made to iTouchpoint Technologies LLC. (see Note 9 and 19(a)).

(h) Start-up-costs

Cost of start-up activities including organization costs are expensed as incurred.

(i) Research and development

Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities acquired or constructed for research and development activities and having alternative future uses, is capitalized as property and equipment.

There were no research and development expenses for the years ended December 31, 2005 and 2004, respectively.

(j) Investment securities

The Company accounts for investments, per SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities, and determined that all of its marketable securities are to be classified as available-for-sale securities. Investment securities consist of available-for-sale equity securities. Available-for-sale securities are carried at fair value based on quoted market prices.

Temporary unrealized gains and losses, net of the related tax effect are excluded from income and are reported as a separate component of other comprehensive income, until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a first-in-first-out method and are included in earnings. A decline in the fair value below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value and the resultant impairment loss is recorded in the consolidated statements of income. Dividend and interest income are recognized when earned.

(k) Cash equivalents and restricted cash

The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.

The Company maintains its cash in bank deposits which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes that it is not exposed to any significant risk on cash and cash equivalents.

Restricted Cash represents margin money deposits against guarantees issues to Government Authorities in India and deposits in lieu of security for leased premises. Restriction on margin money deposits are released on the expiry of the terms.

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

(l) Income taxes

In accordance with the provisions of SFAS 109, Accounting for Income Taxes, income taxes are accounted for using the asset and liability method. The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to each entity. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance of any tax benefits of which future realization is uncertain.

The former holding company which merged with the Company during 2005 had elected to be treated as a partnership for federal and state income tax purposes. A partnership is not a tax paying entity for federal or state income tax purpose. All income or losses will be reported on the individual members’ income tax returns.

(m) Retirement benefits to employees

Contributions to defined contribution plans are charged to statements of income in the period in which they accrue. Defined benefit plan in case of its overseas subsidiary is based on employees’ average annual compensation and years of service. The liability in respect of such plan is calculated annually by an independent actuary.

(n) Dividend

Dividends are recognized upon approval by the shareholders. During the years ended December 31, 2005 and 2004 no dividends were declared.

(o) Earnings per share

In accordance with the provisions of SFAS 128, Earnings Per Share, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period except where the results will be anti-dilutive.

(p) Recently issued accounting pronouncements

Stock-Based Payments

On December 16, 2004, the FASB issued SFAS 123R, Stock-Based Payment, an amendment of FASB Statements No. 123 and 95, that addressed the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for stock-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, Accounting for

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

Stock Issued to Employees, and requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of income. The standard requires that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption (plus unvested awards at the date of adoption) is expensed over the vesting period. In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use in the footnotes to our consolidated financial statements. The revised SFAS 123R as issued by FASB will not impact on the Company’s consolidated statement of income for the year ended December 31, 2005 and 2004, as the options were granted in 2006 and accordingly no adjustment was made for FAS 123R in the books for the year ended December 31, 2005.

Accounting Changes and Error Corrections

In May 2005, FASB Issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB No. 20 and FAS No. 3. SFAS 154 provide guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS 154. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have any impact on the Company’s consolidated financial statements for the year ended December 31, 2005.

3. CORPORATE RESTRUCTURE AND RECAPITALIZATION

In December 2005, the Company entered into an Agreement and Plan of Merger with its former holding company, (a company under common control as the Company) whereby the former holding company has been merged with the Company and the Company has become the surviving entity of the Merger. In substance the Agreement is a recapitalization of the former holding company’s capital structure. The Company did not recognize goodwill or any intangible assets in connection with the transaction. The Members of the former holding company have been issued 8,937,235 Class C-1 Common Stock and 832,783 Class C-2 Common Stock in exchange of outstanding Class C-1 and Class C-2 membership units respectively of the holding company. The excess of cash paid for membership units of the former holding company over par value of Common Stock of the Company amounting to $988,884 has been reflected in Additional Paid in Capital. The results of the operations of the acquired business are included in the Company’s Consolidated Financial Statements with effect from date the Company became the wholly-owned subsidiary of the former holding company. Accordingly the financial statements for each of the years ended December 31, 2005 and 2004 represents the consolidated financial statements of the Company and its former holding company.

4. FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, trade receivables, and short-term loans. The cash resources of the Company are invested with

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

banks. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. It is the management’s opinion, as of December 31, 2005 and 2004 there were not any risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in the financial statements.

The customers of the Company are based primarily in the United States and accordingly, trade receivables are concentrated in the United States. To reduce credit risk, the Company performs ongoing credit evaluation of customers.

As of December 31, 2005 and 2004 a single customer accounted for approximately 56.84% and 54.25% of revenue, respectively. The same customer accounted for approximately 76.11% and 84.16% of the receivable balance as of December 31, 2005 and 2004, respectively.

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of $1,677,670 and $3,615,755 of which $694,410 and $395,545 was located in India for the years ended December 31, 2005 and 2004, respectively.

6. OTHER CURRENT ASSETS

As of December 31, other current assets comprise the following:

	2005	2004 (Restated)
Prepaid expenses	$29,980	$9,189
Prepaid taxes	102,247	83,893
Deposits	44,582	40,341
Other current assets	140,603	5,281

	$317,412	$138,704

7. PROPERTY AND EQUIPMENT

As of December 31, property and equipment comprise the following:

	2005	2004 (Restated)
Computer and networking equipment	$1,240,209	$1,078,611
Software	297,545	226,904
Office furniture and equipment	962,149	511,905
Capital work-in-progress	4,673	—

	$2,504,576	$1,817,420
Accumulated depreciation and amortization	1,092,642	636,959

Property and equipment, net	$1,411,934	$1,180,461

Depreciation expense (including depreciation of capitalized leases and amortization expense for software) was $482,316 and $319,434 for the years ended December 31, 2005 and 2004, respectively. Accumulated depreciation and amortization includes accumulated depreciation for software of $132,511 and $80,106 as of

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

December 31, 2005 and 2004, respectively. Depreciation expense for software for the years ended December 31, 2005 and 2004 is $52,405 and $45,471, respectively. Deletion of fixed assets for the year ended December 31, 2005 and 2004 were $30,413 and $493,933 of which accumulated depreciation was $26,633 and $33,356 respectively.

8. INVESTMENTS

Investment securities, available for sale consist of investment in units of Mutual Funds and the book value approximates the fair value of such units.

Proceeds from the sale of securities, available were $1,388,209 and $0, during the years ended December 31, 2005 and 2004, respectively. Dividend income earned from these investments during the years ended December 31, 2005 and 2004, was $5,235 and $0, respectively.

9. OTHER ASSETS

Impairment Charge

During the year ended December 31, 2005, the Company was in the process of acquiring an equity interest in iTouchpoint Technologies LLC (“iTouchpoint”). As part of this process the Company entered into a long-term bridge loan with iTouchpoint under which the Company promised to loan iTouchpoint up to $3,000,000 to assist with the funding of the business operations. After the extension of the long-term bridge loan, the principal owner of iTouchpoint also became a member of the Company’s Board of Directors. During the year ended December 31, 2005, the Company advanced $2,756,500 under this long-term bridge loan agreement to iTouchpoint. The loan is senior to all existing indebtedness of the Company and is secured by all assets of the Company. It can be called at any time in the event of default or at the end of June 2006 in case the acquisition of iTouchpoint has not been completed.

Subsequent to entering into the loan agreement, iTouchpoint has not met the sales levels the Company originally anticipated at the time of the loan was made.

Due to the significance of the continued operating losses, management performed an evaluation of the recoverability of the entire loan from iTouchPoint as described in Statement of Financial Accounting Standards No. 144 “Account for the Impairment or Disposal of Long Lived Assets.” Management concluded from the results of this evaluation that a significant impairment charge was required because the estimated fair value was less than the carrying value of the asset. Considerable management judgment is necessary to estimate fair value. Accordingly, actual results could vary significantly from managements’ estimates.

Based upon the evaluation, the Company recognized an asset impairment loss of $2,756,500 during the year ended December 31, 2005.

10. ALLOWANCE FOR ACCOUNTS RECEIVABLE

The Company maintains an allowance for uncollectible receivables based on the trade receivables at the end of the year. Factors utilized by management in determining the adequacy of the allowance include the present and prospective financial condition of the debtor and the aging of the trade receivables.

Allowance for accounts receivable as of December 31, 2005 and 2004, were $150,000 and $0 respectively.

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

11.(a) CAPITAL LEASES

In the year ending December 31, 2004, the Company entered into a sale and leaseback arrangement with its bank. Under the agreement, the Company sold computers and related equipments and leased it back for a period of three years. For the year ended December 31, 2004, a gain of $26,679 realized in this transaction had been recognized in the statement of income.

Future minimum lease payments under such capital lease as of December 31, 2005 are as follows:

Year ending December 31,
2006	$138,046
2007	126,542

Total minimum payments	264,588
Less: Amount representing future interest	9,088

Present value of minimum payments	255,500
Less: Current portion	131,159

Long term capital lease obligation	$124,341

11.(b) OPERATING LEASES

In the year ended December 31, 2004 the company executed a sale leaseback arrangement with the bank for three years for computers and related equipments which was accounted for as an operating lease. The gain of $14,300 was recognized in the statement of income for the year ended December 31, 2004.

The Company is obliged under non-cancelable operating leases for its offices in New Jersey and New York expiring in April 2008 and September 2007, respectively. Future minimum lease payments as of December 31, 2005 for such non-cancelable operating leases are as follows:

Year ending December 31,
2006	$466,287
2007	444,858
2008	149,120

Total minimum payments	$1,060,265

The Company is also obligated to pay certain real estate taxes and other expenses under the lease term. The New York Office lease is personally guaranteed by the principal owner of the Company.

Additionally, the Company leases guest house facilities under cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee.

Rental expense under operating leases is $432,855 and $366,273 for the years ended December 31, 2005 and 2004, respectively.

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

12.(a) SHORT TERM DEBTS

The Company has line of credit facilities from its bank aggregating $3,500,000 for financing its fund based working capital requirements. These facilities bear interest at the bank’s prime rate. Borrowing under the agreement is collateralized by substantially all the Company’s assets and personal guarantee from the managing principal. The outstanding balance against fund-based facility is $3,500,000 and $3,000,000 for the years ended December 31, 2005 and 2004, respectively.

Further, the company has a ten percent (10%) interest bearing promissory note payable to ex-members. The outstanding balance against these notes payable is $185,084 and $331,569 for the years ended December 31, 2005 and 2004, respectively.

As of December 31, short-term debt comprises of:

	2005	2004
		(Restated)
Short term debts	$3,500,000	$3,000,000
Current portion of the long term debt	400,000	—
Promissory note payable	185,084	331,569

Total	$4,085,084	$3,331,569

The promissory note payable of $185,084 includes $49,289 payable to its ex-member of the former holding company. The Company is contemplating litigation with the ex-member, as the Company alleges that the ex-member is in breech of some of the terms of the Repurchase Agreement with the Company. Currently the Company has notified the ex-member that he has forfeited his rights to the balance due of $49,289.

12.(b) LONG TERM DEBTS

In 2005, the Company obtained a term loan of $1,800,000 to finance the working capital relating to the proposed purchase of assets of iTouchpoint Technologies LLC. The term loan bears an interest rate based on the prime rate less 25 basis points and is collateralized by substantially all the Company’s assets and the personal guarantees of the managing principal and principal owner of iTouchpoint Technologies LLC.

As of December 31, long-term debt comprises of:

	2005	2004
		(Restated)
Secured long term debt	$1,800,000	$—
Less: current portion of long term debt	400,000	—

Total	$1,400,000	$—

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

The maturity profile of term loan as of December 31, 2005 is as follows:

December 31, 2006	$400,000	$—
December 31, 2007	600,000	—
December 31, 2008	600,000	—
December 31, 2009 & beyond	200,000	—

Total	$1,800,000	$—

13. COMMON STOCK

The Company has two classes of Common Stock; Class C-1 Common Stock and Class C-2 Common Stock. Par value of each Common Stock as of December 31, 2005 is $0.0001.

Each outstanding vested Class C-1 and Class C-2 membership unit of the former holding company has been exchanged for one share of Class C-1 Common Stock and Class C-2 Common Stock of the Company, respectively. Each outstanding unvested Class C-1 and Class C-2 units of the former holding company has been exchanged for Class C-1 Common Stock and Class C-2 Common Stock of the Company respectively, referred to as Restricted Shares, which shall be subject to forfeiture and repurchase by the Company as per the Stockholders’ Agreement dated December 31, 2005 (See Note 3).

The detail of Common Stock of the Company for the year ended December 31, 2005 is as below:

	Class C-1 Stock	Class C-2 Stock	Total
Common Stock-other than restricted
Shares	6,557,062	478,806	7,035,868
Restricted Shares	2,380,173	353,977	2,734,150

Total	8,937,235	832,783	9,770,018
Treasury Stock	822,500	—	822,500

Total Stock	9,759,735	832,783	10,592,518

Each holder of Class C-1 Common Stock in entitled to one vote per share.

The details of membership units of the former holding company for the years ended December 31, 2004 are as below:

For the year ended December 31, 2004:

	Class C-1 Stock	Class C-2 Stock	Total
Vested Unites	4,149,598	426,598	4,576,196
Unvested Unites	4,754,041	777,478	5,531,519

Total	8,903,639	1,204,076	10,107,715
Treasury stock	822,500	—	822,500

Total Stock	9,726,139	1,204,076	10,930,215

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

Class C-1 unit holders had the voting capital interest in the affairs of the Company whereas Class C-2 unit holders represent non-voting capital interest. The unit holders were entitled to interest at the rate of 10% on capital contribution. The former holding company has charged interest of $257,803 and $253,259 on capital contributions for the years ended December 31, 2005 and 2004, respectively, which has been recorded in net other expenses.

14. STOCK OPTION PLAN

The Company has formed a 2005 Equity Compensation Plan, whereby Stock Options, Stock Purchase rights, Stock Awards, Stock Appreciation Rights and Unrestricted Shares may be granted to the Service Providers and Employees of the Company. As of December 31, 2005 the company has not issued any equity instruments related to the 2005 Equity Compensation Plan (See Note 23 (c))

15. OTHER EXPENSE, NET

Interest and other income comprise the following:

	2005	2004
		(Restated)
Interest & dividend income	$(11,365)	$(8,906)
Foreign exchange loss, net	8,867	14,322
Miscellaneous income	(121,323)	(109,552)
Empire State Development Corporation	(40,250)	—
Interest and other finance costs	419,392	305,927

Other expenses net	$255,321	$201,791

16. INCOME TAXES

The individual entities within the Group Company file individual tax returns as per regulations existing in their respective countries of domicile.

Income tax benefit attributable to income from continuing operations for the years ended December 31, 2005 and 2004 consists of:

	2005	2004
		(Restated)
Current—
U.S Taxes	$194,934	$42,111
Others	91,809	103,139

Total	$286,743	$145,250
Deferred—
U.S Taxes	(845,493)	(699,526)
Others	—	—

Total	$(845,493)	$(699,526)

Total tax benefit	$(558,750)	$(554,276)

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

A reconciliation of the income tax expense to the amount computed by applying the statutory income tax rate to income tax expense for the years ended December 31, 2005 and 2004 is:

	2005	2004
		(Restated)
Net Income before taxes	$1,311,064	$1,512,664
Less: foreign subsidiary (India) net income before taxes	2,952,630	2,882,860

Taxable Income	(1,641,566)	(1,370,196)
Enacted Tax rate	34%	34%

Computed tax expense	(558,132)	(465,867)
State income taxes, net of federal tax benefit	(170,364)	(233,621)
Foreign taxes	60,594	103,139
DTL beginning balance adjustment	35,245	125,400
Foreign earnings permanently reinvested	(123,866)	(135,625)
Extraordinary Dividend	138,928	39,598
Other adjustments	58,845	12,700

Income taxes recognized in the statement of income	$(558,750)	$(554,276)

The components of the deferred tax balances as of December 31, 2005 and 2004 are as follows:

	2005	2004
		(Restated)
Deferred tax assets:
Accrued employee costs	$107,170	$38,976
Net operating losses	2,959	846,394
Allowance for impairment of loan receivable	1,296,045	—
Others	29,631	51,231

Total deferred tax assets	$1,435,805	$936,601

Deferred tax liabilities:
Excess of accrual basis over cash basis taxable income	$1,020,555	$1,352,672
Others temporary difference	35,533	49,704

Total deferred tax liabilities	$1,056,088	$1,402,376

As at December 31, 2004, the Company had a US State Net Operating loss carried forward of approximately $1,954,700 which gets fully utilized for the year ended December 31, 2005. The Company has state and local Net Operating Loss carry forwards that were suspended due to state and local restrictions.

During the year ended December 31, 2005, pursuant to Section 481 of the Code, the Company has changed its method of accounting for tax purposes from cash to accrual and has opted to offer the difference between the cash basis and accrual basis income over a period of four years. As of December 31, 2005, such difference to be adjusted with taxable income of the Company over future years amounts to $2,342,598 and a deferred tax liability has been created. The former holding has also changed from cash basis to accrual basis of accounting for tax purposes at merger with the Company and the difference has been added to the income of the members.

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

Under APB 23, a provision for tax has not been provided at December 31, 2005, for the U.S operations or additional foreign withholding taxes on the undistributed earnings of the foreign subsidiary because it is the present intention of management to reinvest the undistributed earnings indefinitely in foreign operations. Generally, such earnings become subject to U.S. Tax upon the remittance of dividend and under certain other circumstances, such as disposition of foreign subsidiary operations. Undistributed earnings of foreign subsidiary were $1,226,952 and $1,251,550 as of December 31, 2005 and 2004, respectively.

Also in the year ended December 31, 2005, $409,948 (net) was remitted as dividend to the U.S Parent and $70,772 in foreign tax was paid at source. In addition the divided was taxable to the U.S Corporation. Due to the favorable Divided Received Deduction provisions of the American Jobs Creation Act of 2004, tax was provided at only fifteen percent (15%) of the dividend remitted from foreign subsidiary. The ultimate tax liability related to repatriation of such earnings is dependent upon future tax planning opportunities and is not estimable at the present time. Further in the year ended December 31, 2004, $776,422 was remitted as dividend to the U.S. parent and $102,234 in foreign tax was paid at source. Such Dividend was offered for tax in the annual tax return of the Company.

The former holding company had elected to be treated as a partnership for federal and state income tax purposes and hence is not a tax paying entity for federal or state income tax purpose. All income or losses will be reported on the individual members’ income tax returns.

A substantial portion of the profits of the Company’s India operations is exempt from income tax being profits attributable to export operations of undertaking situated in Software Technology Parks (STP). Under the tax holiday, the taxpayer can utilize an exemption from income tax for a period of any ten consecutive years beginning from the financial year when the unit started operations. The tax holiday under such STP expires in March 2009. Deferred Tax in respect of timing differences which originate and reverse during the tax holiday period are not recognized.

17. EMPLOYEE BENEFIT PLANS

US Operations

The Company has a 401K plan which all employees are eligible to participate in upon joining. Employees may make voluntary contributions during the year up to the maximum contributions allowable by law. The Company also has a profit sharing plan which all employees who have a minimum of six month employment and is employed on year end with the Company are eligible to participate in the profit sharing for that year. All employees receive contributions through the profit sharing plan based on their level in the company, with junior members receiving the smallest amounts approximately 3% and senior members receiving the most approximately 8%, up to legally allowable levels.

Total contributions made to the plan by the Company, for the years ended December 31, 2005 and 2004 is $130,929 and $137,898, respectively.

India Operations

The Company has employee benefit plans in the form of certain statutory and welfare schemes covering substantially all of its employees.

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

Gratuity

In accordance with Indian law, the Company provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering all employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment at an amount based on the respective employee’s salary and the years of employment with the Company (minimum of 5 years of continuous employment is required). Such liability actuarially valued as at December 31, 2005 and 2004 is $13,097 and $5,179, respectively and has not been funded.

Provident fund

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution retirement plan. Under this plan, the employer and employee make monthly contributions to a fund managed by the government authorities. The employees contribute 12% of their base compensation, which is matched by an equal contribution by the employer.

Total contributions made by the Company in respect of this plan for the years ended December 31, 2005, and 2004 are $4,066 and $2,450, respectively.

18. SEGMENT INFORMATION

In the opinion of the management the Company operates in a single business segment of providing management consulting and business data analytics services in the field of finance, strategic marketing, re-engineering and data analysis for various clients in the United States of America. The Company operates in single geographical segment hence there are no separable segments as mentioned in SFAS 131, accordingly no disclosures have been included in the financial statements for the year ended December 31, 2005 and 2004.

19. RELATED PARTY TRANSACTION

The Company has entered into transactions with the following related parties:

a) iTouchpoint Technologies LLC, in which a director of the Company has a significant ownership interest, controlling interest or over which he exercises significant influence.

During the year ended December 31, 2005, the Company advanced $2,756,500 to iTouchPoint technologies LLC, whose principal owner is a member of the Company’s Board of Directors. The Company’s management performed an evaluation of the recoverability of the entire loan and concluded from the results of this evaluation that a significant impairment charge was required because estimated fair value was less than the carrying value of the asset.

Based upon the evaluation, the Company recognized an asset impairment loss of $2,756,500 during the year ended December 31, 2005 (see Note 9)

b) Employee advances are $49,146 and $45,285 as of December 31, 2005 and 2004, respectively.

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

20. EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per share as of December 31:

	2005	2004
		(Restated)
Net income available to Common stockholders	$1,850,940	$2,061,893
Basic and diluted earnings (loss) per share	$0.17	$0.19
Weighted average common shares outstanding	10,760,866	11,145,044

Net earnings per share is based upon the weighted average of shares of common stock outstanding. On December 31, 2005, the Company entered into an Agreement and Plan of Merger (see Note 3). Accordingly, all historical weighted average share and per share amounts have been restated to reflect the recapitalization of the Company as if the exchange of equity interests occurred on January 1, 2004.

21. CONTINGENCIES AND COMMITMENTS

Capital commitments

As of December 31, 2005 and 2004, the Company had no capital commitments.

Other commitments

The Company’s operations in India are in Software Technology Park (STP) under the STP guidelines issued by the Government of India. These units are exempted from customs and central excise duties and levies on imported and indigenous capital goods. The Company has executed legal undertakings to pay customs duty, central excise duty, levies and liquidated damages payable, if any, in respect of imported and indigenous capital goods and stores and spares consumed duty free, in the event that certain terms and conditions are not fulfilled.

Guarantees

The company has provided guarantees to the regulatory authorities as security for compliance with local regulations. The aggregate amount of such guarantees as of December 31, 2005 and 2004 is $6,980 and $3,647, respectively.

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. The fair value of the variable rate long term debt approximates its carrying value.

23. SUBSEQUENT EVENTS

(a) Letter of Intent

Subsequent to the date of the financial statements, the Company signed a letter of intent on March 14, 2006 with EXLService.com, Inc., a company registered with the State of Delaware, engaged in the business of business process outsourcing. As per the terms of the letter of intent, the Company will be acquired 100% by EXLService.com, Inc. on a going concern basis for a total purchase consideration of approximately $40 million. The shareholders of the Company will receive $2 million in cash, 535,918 shares of Series A common stock of

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

EXLService.com, Inc, the potential to earn an additional 421,063 shares of Series A common stock of EXLService.com, provided certain revenue and profitability targets are met, and potential upside payments of $10 million in cash or equity at the then current market price if additional revenue and profit targets are met. EXL Holdings Inc. will assume all the assets and liabilities of the Company on the date of acquisition, with the exception of the iTouchpoint receivable (see Note 9).

The Company’s Board approved the signing of the LOI on March 14, 2006.

(b) Asset acquisition of iTouchpoint Technologies LLC.

The Company has entered into an Asset Purchase agreement with iTouchpoint Technologies LLC., a Delaware limited liability company, whereby the Company through its newly formed wholly owned subsidiary, iTouchpoint Services LLC., will acquire certain assets and liabilities relating to the business of iTouchpoint Technologies LLC. The transaction is subject to iTouchpoint Technologies LLC acquiring 100% of iTouchpoint Softech Pvt. Limited. The term sheet for the acquisition expired on June 1, 2006.

The Company has intended not to renew the term sheet and that the note receivable from iTouchpoint Technologies LLC will be distributed as a dividend net of the impairments to its shareholders as part of the acquisition with EXLService.com, Inc. transaction.

(c) Stock Option Plan

The Company has formed a 2005 Equity Compensation Plan, whereby Stock Options, Stock Purchase rights, Stock Awards, Stock Appreciation Rights and Unrestricted Shares may be granted to the Service Providers and Employees of the Company. Under such plan, the maximum aggregate number of shares that may be issued is 7,500,000 shares consisting of 3,400,000 shares of Class C-1 Common Stock and 4,100,000 shares of Class C-2 Common Stock. During the year, the Board has approved stock options amounting to $666,375 to be issued at an exercise price of $0.25 per share to certain employees, and to be granted upon the completion of corporate restructuring necessary to make Inductis Inc. the parent company. The options have not been granted as of December 31, 2005.

Under the Inductis India Private Limited Stock Purchase Plan 2003, employees of the foreign subsidiary have been issued 41,104 and 40,366 membership units of the former holding company during the years ended December 31, 2005 and 2004, respectively, $580 and $412 was paid by the foreign subsidiary during the years ended December 31, 2005 and 2004, respectively, for such units have been accounted as Employee Compensation Expense under Cost of Sales in the Income Statement. Such membership units have been converted into Common Stock of the Company pursuant to the merger.

24. RESTATEMENT OF FINANCIAL STATEMENTS

The Company has restated its financials statements for the year December 31, 2004 to correct the following errors in the financial statements previously filed:

•	The Company historically accounted for net out of pocket expenditures and revenues as current assets and liabilities on the balance sheet and adjusted it as revenue or expense once it was substantiated as of December 31, 2004.

•	The Company corrected the deferred taxes for the year ended December 31, 2004.

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

The restatement did affect the individual components of the Company’s assets and liabilities and equity as reported on its Balance Sheet as of December 31, 2004, as well as individual components of the Company’s revenues and cost of sales as reported on its Statement of Income for the year then ended.

Following are reconciliations of the Company’s restatement of the Balance Sheet as of December 31, 2004:

	December 31, 2004
	(As Restated)	(As Reported)
Assets
Deferred tax asset	$936,601	$—
Prepaid taxes	83,893	86,711
Liabilities
Other current liabilities	256,509	290,484
Deferred tax liability	1,402,376	10,868
Corporate tax payable	36,677	2,700

Following are reconciliations of the Company’s restatement of the Consolidated Statement of Income as of December 31, 2004:

	December 31, 2004
	(As Restated)	(As Reported)
Revenues	$15,982,214	$16,573,707
Cost of revenues	10,077,832	10,857,145
Gross margin	5,904,382	5,716,562

Selling, general, and administrative	3,875,540	3,343,371
Depreciation and amortization	319,434	319,434

Total operating expenses	$4,194,974	$3,662,805
Income for operations	1,709,408	2,053,757
Other expenses	201,791	205,968

Taxes (benefit) expense	(554,276)	278,700

Net Income (loss)	$2,061,893	$1,569,089

Following are reconciliations of the Company’s restatement of the Consolidated Statement of Cash Flows as of December 31, 2004:

	December 31, 2004
	(As Restated)	(As Reported)
Net income	$2,061,893	$1,569,089
Net cash provided by operations	2,248,206	2,253,202
Net cash used in investing	(171,333)	(170,614)
Net cash used in financing activities	(1,440,131)	(1,440,131)

Net increase in cash	$636,742	$642,457

INDUCTIS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2005 and 2004 (Restated)

(US Dollars, except share data and as stated otherwise)

The Company has restated the December 31, 2003 capital accounts to reflect adjustments in the net out of pocket expenses which has been reclassified into revenue pursuant to EITF 14. The Company historically accounted for the net out of pocket expense on the balance sheet, and adjusted in through revenue once the complete accounting was provided by the service provider. In addition the Company has also adjusted its opening capital accounts to book the correct deferred tax liabilities.

Capital Account as originally reported as of December 31, 2003	$7,229,527
Add out of pocket expenses related to 2003	335,125
Less deferred tax provisions	(1,290,702)

Adjusted Capital January 1, 2004	$6,273,950

INDUCTIS INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in US dollars, except share data)

	June 30, 2006	June 30, 2005
	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents (Note 6)	$1,440,617	$1,677,670
Restricted cash	63,700	64,487
Accounts receivables, net of allowances	7,235,107	7,073,950
Investments	6,905	38,496
Employee receivables (Note 19(b))	951,064	49,146
Deferred income taxes (Note 16)	2,079,031	1,435,805
Other current assets (Note 7)	670,151	317,412

Total current assets	12,446,575	10,656,966

Property and equipment, net (Note 8)	1,548,897	1,411,934

Total Assets	$13,995,472	$12,068,900

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payables	$703,021	$551,996
Short term debts (Note 13(a))	3,201,713	4,085,084
Deferred revenue	9,762	122,000
Current portion of capital lease obligations (Note 12(b))	133,482	131,159
Accrued employee costs	3,273,303	1,291,174
Other current liabilities	996,408	269,825
Deferred income taxes (Note 16)	861,312	1,035,020
Taxes Payable	487,036	406,990

Total current liabilities	9,666,037	7,893,248
Long term debts (Note 13(b))	1,100,000	1,400,000
Capital lease obligations, excluding current portion (Note 12(a))	56,977	124,341
Deferred taxes payable (Note 16)	8,314	21,068
Others	18,046	13,100

Total Liabilities	$10,849,374	$9,451,757

Stockholders’ Equity:
Common Stock $0.0001 par value	—	—
Issued 12,265,980 shares, outstanding and Issued 11,009,176 shares (Note 14)	1,227	1,059

Additional paid-in capital	2,789,727	988,884
Retained earnings	1,074,533	1,641,271
Deferred stock compensation cost	(729,012)	(24,078)
Less: 1,256,804 shares at June 30, 2006 of class C1 and C2 common stock held in treasury	(729,012)	(24,078)
Other Comprehensive Income	9,623	10,007

Total Stockholders’ Equity	3,146,098	2,617,143

Total Liabilities and Stockholders’ Equity	$13,995,472	$12,068,900

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

INDUCTIS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the six months ended June 30, 2006 and 2005

(in US dollars, except share data)

	2006 Unaudited	2005 Unaudited
Revenues, Net	$13,568,423	$9,162,900
Cost of revenues	8,071,864	6,067,460

Gross Profit	5,496,559	3,095,440

Selling, general and administrative expenses	5,558,496	2,957,538
Impairment of loan receivable	325,000	150,000
Depreciation and amortization	329,571	155,264

Loss from operations	(716,508)	(167,362)

Stock based compensation	—	—
Other expenses, net (Note 15)	58,567	167,476

Loss before income taxes	(775,075)	(334,838)

Income tax benefit (Note 16)	(208,337)	(336,967)

Net (Loss)/Income	(566,738)	2,129

Foreign currency adjustment (gain)/loss	384	(6,455)

Comprehensive (Loss)/Income	$(567,122)	8,584

Net (Loss)/Income Per Share
Basic	$(0.05)	$0.00
Diluted	$(0.05)	$0.00
Weighted Average Common Shares
Basic	12,265,980	10,302,436
Diluted	12,265,980	10,302,436

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

INDUCTIS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2006 and 2005

(in US dollars, except share data)

	2006 Unaudited	2005 Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit/(loss)	$(566,738)	$2,129
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred taxes (net)	(829,688)	(351,758)
Depreciation and amortization	329,571	155,264
Allowance for bad debt	320,000	—
Bad debt	(364,952)	4,963
Allowance for impairment	325,000	150,000
Interest expense credited to notes payable—other	2,424	10,080
Stock based compensation cost	670,852	—
Compensation cost for restricted and unrestricted stock	180,010	—
(Gain) on sale of property and equipment	(11)	—
Changes in assets and liabilities, net
Accounts receivables	(116,205)	(1,034,222)
Employee receivables	(901,918)	(36,339)
Other assets	(172,739)	(30,826)
Accounts payable	151,025	7,056
Accrued employee costs	1,982,129	1,651,269
Other current liabilities	726,583	28,838
Taxes payable	80,046	12,388
Other liabilities	4,949	3,570
Deferred revenue	(112,238)	—

Net cash provided by operating activities	1,708,100)	572,412

CASH FLOWS FROM INVESTING ACTIVITIES
Movement in restricted cash	787	(641)
Purchase of property and equipment	(466,590)	(82,995)
Proceeds from sale of property and equipment	65	—
Loans extended to related parties	(325,000)	(150,000)
Proceeds from sale of investments	603,124	401,967
Purchase of investments	(571,533)	(670,005)

Net cash used in investing activities	(759,147)	(501,674)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments of principal under capital lease Obligations	(65,042)	0
Repayment of notes payable	(135,795)	(232,330)
Additions in notes payable	—	128,307
Payment to close lease	(180,000)
Repayment of bank borrowings	(750,000)	(1,500,000
Proceeds from issuance of equity stock	245,215
Repayment of long term debt	(300,000)	—
Members’ contribution		5,138
Members’ retirement		(288,297)
Members’ distribution	—	(719,217)

Net cash used in financing activities	(1,185,622)	(2,606,399)

Net decrease in cash and cash equivalents	(236,669)	(2,535,662)
Add: Loss on currency translation adjustment	(384)	6,455

Cash and cash equivalents at beginning of the period	1,677,670	3,615,755

Cash and cash equivalents at end of the period	$1,440,617	$1,086,548

Supplementary cash flow information
Cash paid during the six months ended for interest	$142,908	$28,628
Cash paid during the six months ended for income taxes	540,617	13,216

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

INDUCTIS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006 and 2005

(US Dollars, except share data and as stated otherwise)

1. ORGANIZATION AND NATURE OF OPERATIONS

Incorporation and history

The interim unaudited condensed consolidated financial statements present the accounts of Inductis, Inc., incorporated on June 8, 2000 (the “Company”), and its wholly owned subsidiaries, Inductis LLC, Inductis (India) Private Limited incorporated on November 19, 2001 and Inductis (Singapore) Pte Limited, incorporated on April 7, 2006 (hereinafter collectively referred to as the “Company”). Inductis Group LLC (the “former holding company”) formed on August 27, 2002, was merged with the Company on December 31, 2005. All inter-company accounts and transactions have been eliminated on consolidation.

The accompanying unaudited interim condensed consolidated financial statements of the Company and its subsidiary companies do not include all of the information and note disclosures required by U.S. generally accepted accounting principles for complete financial statements. The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair presentation of results for these periods. The results of operations for the period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2006. The condensed consolidated balance sheet for the twelve months ended December 31, 2005 was derived from the audited consolidated balance sheet of Inductis, Inc.

Certain prior-period amounts have been reclassified to conform to the current-period presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation and principles of consolidation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) to reflect the financial position and results of operations of the Company along with its subsidiaries.

The unaudited interim condensed consolidated financial statements present the accounts of the Company and its wholly owned subsidiaries, Inductis LLC., Inductis (India) Private Limited and Inductis (Singapore) Pte Limited. All material inter-company accounts and transactions have been eliminated on consolidation.

(b) Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Estimates and assumptions are used for, but not limited to accounting for allowance for uncollectible accounts receivable, the useful lives of property and equipment. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made.

(c) Reclassifications

Certain reclassifications were made to the prior periods’ financial statements to conform to the current year presentation.

INDUCTIS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

June 30, 2006 and 2005

(US Dollars, except share data and as stated otherwise)

(d) Functional currency and exchange rate translation

The unaudited interim consolidated financial statements are reported in United States Dollars (US dollars). The functional currency of Inductis (India) Pvt Limited is Indian Rupees and for Inductis (Singapore) Pte Limited is the Singapore Dollar. The translation of the functional currency into US dollars is performed for balance sheet accounts using the exchange rates in effect at the balance sheet date and for revenue, expense and cash flow items using an appropriate monthly weighted average exchange rate for the respective quarters.

Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. The resultant exchange gains or losses are included in the other comprehensive income.

(e) Revenue recognition

Revenues are comprised primarily of income from time-and-material contracts. Revenue with respect to such time-and-material contracts is recognized as related services are performed.

In accordance with EITF Issue No. 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, the Company has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the consolidated statements of operation.

Revenue accrued, but not yet billed is classified as unbilled revenue, while billings on incomplete contracts in excess of accrued revenue are classified as deferred revenue.

When the Company receives advance payments from customers for the sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met.

Revenues for the following periods include reimbursements of out-of-pocket expenses:

	2006	2005
Six months ended June 30,	$1,118,986	$869,780

(f) Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Assets under capital leases are stated at the present value of minimum lease payments. The Company depreciates property and equipment over the estimated useful life using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the primary lease period or estimated useful life of the asset. Assets under capital leases are amortized over their estimated useful life or the lease term, as appropriate. The cost of software obtained for internal use is capitalized and amortized over the estimated useful life of the software.

The estimated useful life of the assets is as follows:

Computer and Networking equipment	3-5 years
Software	3-5 years
Office furniture and equipments	5-7 years

Advances paid towards the acquisition of property and equipment outstanding at each balance sheet date and the cost of property and equipment not put to use before such date are disclosed under capital work-in-progress.

INDUCTIS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

June 30, 2006 and 2005

(US Dollars, except share data and as stated otherwise)

(g) Impairment of long-lived assets and long-lived assets to be disposed of

In accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Long-lived assets to be disposed are reported at the lower of the carrying value or fair value less cost to sell. Impairment on the loan made to iTouchpoint Technologies LLC.,(see Note 10) is as follows:

	2006	2005
Six months ended June 30,	$325,000	$150,000

(h) Start-up-costs

Cost of start-up activities including organization costs are expensed as incurred.

(i) Research and development

Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities acquired or constructed for research and development activities and having alternative future uses, is capitalized as property and equipment.

There were no research and development expenses for the six months ended June 30, 2006 & 2005, respectively.

(j) Investment securities

The Company accounts for investments, per SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities, and determined that all of its marketable securities are to be classified as available-for-sale securities. Investment securities consist of available-for-sale equity securities. Available-for-sale securities are carried at fair value based on quoted market prices.

Temporary unrealized gains and losses, net of the related tax effect are excluded from income and are reported as a separate component of other comprehensive income, until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a first-in-first-out method and are included in earnings. A decline in the fair value below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value and the resultant impairment loss is recorded in the consolidated statements of income. Dividend and interest income are recognized when earned.

(k) Cash equivalents and restricted cash

The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.

The Company maintains its cash in bank deposits, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes that it is not exposed to any significant risk on cash and cash equivalents.

Restricted Cash represents margin money deposits against guarantees issues to Government Authorities in India and deposits in lieu of security for leased premises. Restriction on margin money deposits are released on the expiry of the terms.

INDUCTIS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

June 30, 2006 and 2005

(US Dollars, except share data and as stated otherwise)

(l) Income taxes

In accordance with the provisions of SFAS 109, Accounting for Income Taxes, income taxes are accounted for using the asset and liability method. The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to each entity. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance of any tax benefits of which future realization is uncertain.

The former holding company which merged with the Company on December 31, 2005 had elected to be treated as a partnership for federal and state income tax purposes. A partnership is not a tax paying entity for federal or state income tax purpose. All income or losses will be reported on the individual members’ income tax returns.

(m) Retirement benefits to employees

Contributions to defined contribution plans are charged to statements of income in the period in which they accrue. Defined benefit plan in case of its overseas subsidiary is based on employees’ average annual compensation and years of service. The liability in respect of such plan is calculated annually by an independent actuary.

(n) Dividend

Dividends are recognized upon approval by the shareholders. For the six months ended June 30, 2006 and 2005, no dividends were declared.

(o) Earnings per share

In accordance with the provisions of SFAS 128, Earnings per Share, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period except where the results will be anti-dilutive.

(p) Recently issued accounting pronouncements

Stock-Based Payments

On December 16, 2004, the FASB issued SFAS 123R, Stock-Based Payment, an Amendment of FASB Statements No. 123 and 95, that addressed the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for stock-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of income. The standard requires that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the

INDUCTIS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

June 30, 2006 and 2005

(US Dollars, except share data and as stated otherwise)

year of adoption (plus unvested awards at the date of adoption) is expensed over the vesting period. In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use in the footnotes to our consolidated financial statements. Per revised SFAS 123R issued by FASB, an expense of $670,852 and $0 for the six months ended June 30, 2006 and 2005, respectively was booked.

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an Amendment of FASB Statements No. 133 and 140,” or SFAS No. 155. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company has not completed evaluation of the SFAS No. 155 and its effect on consolidated financial statements.

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an Amendment to FASB Statement No. 140,” or SFAS No. 156, which clarifies the accounting for separately recognized servicing assets and liabilities. SFAS No. 156 is effective in fiscal years beginning after September 15, 2006. The Company does not believe the adoption of SFAS No. 156 will have a material impact on the consolidated financial position, results of operations or cash flows.

3. CORPORATE RESTRUCTURE AND RECAPITALIZATION

Merger with Holding Company

In December 2005, the Company entered into an Agreement and Plan of Merger with its former holding company, (a company under common control as the Company) whereby the former holding company has been merged with the Company and the Company has become the surviving entity of the merger. The Members of the former holding company have been issued 8,937,235 Class C-1 Common Stock and 832,783 Class C-2 Common Stock in exchange of outstanding Class C-1 and Class C-2 membership units respectively of the former holding company. The excess of the cash paid for membership units of the former holding company over par value of Common Stock of the Company amounting to $988,884 has been reflected in Additional Paid-in Capital. The results of the operations of the acquired business are included in the Company’s Consolidated Financial Statements with effect from date the Company became the wholly owned subsidiary of the former holding company. Accordingly, the financial statements for the six months ended June 30, 2006 and 2005 represent the un-audited interim condensed consolidated financial statements of the Company and its former holding company.

INDUCTIS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

June 30, 2006 and 2005

(US Dollars, except share data and as stated otherwise)

4. MERGER WITH EXLSERVICE. MERGER SUB, INC.

On July 1, 2006, the Company merged with ExlService Merger Sub, Inc., a wholly owned subsidiary of ExlService Holdings, Inc., a Delaware corporation (“Exl”), with Exl being the corporation that survived the merger. See Note 23(a) for details.

5. FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, trade receivables, and short-term loans. The cash resources of the Company are invested with banks. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counterparties. It is the management’s opinion, as of June 30, 2006 and 2005, there was not any risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements.

The customers of the Company are based primarily in the United States and accordingly, trade receivables are concentrated in the United States. To reduce credit risk, the Company performs ongoing credit evaluation of customers.

For the six months ended June 30, 2006 and 2005, a single customer accounted for approximately 59% and 54% of revenue, respectively. The same customer accounted for approximately 65% and 67% of the receivable balance as of June 30, 2006 and December 31, 2005, respectively.

6. SHARE BASED COMPENSATION

In December 2004, the Financial Accounting Standards Board issued SFAS 123R, Share-Based Payment (“SFAS 123R”). SFAS 123R supersedes SFAS 123, Accounting for Stock Based Compensation, and Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (“APB 25”) and its related implementation guidance. On January 1, 2006, the Company adopted the provisions of SFAS 123R using the modified prospective transition method. Under this method, the Company is required to record compensation expense for all stock based awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding as of the beginning of the adoption. The Company has not restated its financial statements for prior periods. Under SFAS 123R, compensation expense related to stock based payments are recorded over the requisite service period based on the grant date fair value of the awards.

Prior to the adoption of SFAS 123R, the Company accounted for employee stock options using the intrinsic value method in accordance with APB 25. Accordingly, no compensation expense was recognized for stock options issued to employees as long as the exercise price was greater than or equal to the market value of the common stock at the date of grant. In accordance with SFAS 123, the Company disclosed the summary of pro forma effects to reported net loss as if the Company had elected to recognize compensation costs based on the fair value of the awards at the grant date.

For the six months ended June 30, 2006, the Company charged compensation costs of $670,852 against income for options granted under the plan. The adoption of SFAS 123R did not have an impact on cash flows from operating or financing activities. A deduction is not allowed for income tax purposes until the options are exercised. The amount of this deduction will be the difference between the fair value of the Company’s common stock and the exercise price at the date of exercise. Accordingly, there is a deferred tax asset recorded for the tax effect of the financial statement expense recorded. The tax effect of the income tax deduction in excess of the financial statement expense will be recorded as an increase to additional paid-in capital.

INDUCTIS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

June 30, 2006 and 2005

(US Dollars, except share data and as stated otherwise)

Management has valued the options at their date of grant utilizing the Black Scholes Option Pricing Model. The following weighted-average assumptions were utilized in the fair value calculations for stock options at per unit exercise price of $0.55 (“$0.55 Stock Options”) granted during the quarter ended March 31, 2006 and for stock options at per unit exercise price of $1.00 (“$1.00 Stock Options”) granted during the quarter ended June 30, 2006:

	$0.55 Stock Options	$1.00 Stock Options
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	41.55%	45.04%
Risk-free interest rate	4.32%	4.35%
Expected life of options	0 years	0 years

The following table summarizes the status of the Company’s aggregate stock options granted under the $0.55 stock options plan:

	Number of Shares Subject to Options	Weighted Average Exercise Price
Outstanding as of December 31, 2005		$0.00
Granted to employees—Three-month period ended March 31, 2006	2,309,752	0.55
Granted to employees—Three-month period ended June 30, 2006	0	0
Vested during the six months ended June 30, 2006	1,333,373	0.55
Forfeited & cancelled for six-month period ended June 30, 2006	110,484	0.55
Un-vested at six-month period ended June 30, 2006	865,895	$0.55
Outstanding & Exercisable as of June 30, 2006	0	0

The weighted-average fair value of $0.55 options granted to employees was $0.44.

The following table summarizes the status of the Company’s aggregate stock options granted under the $1 stock options plan:

	Number of Shares Subject to Options	Weighted Average Exercise Price
Outstanding as of December 31, 2005		$0.00
Granted to employees—Three-month period ended June 30, 2006	867,173	1.00
Vested for the six months ended June 30, 2006	216,795
Forfeited & cancelled for six-month period ended June 30, 2006	56,250	1.00
Un-vested at six-month period ended June 30, 2006	594,128	$1.00
Outstanding & Exercisable as of June 30, 2006	0	0

The weighted-average fair value of $1.00 options granted to employees was $0.38.

Stock options granted on January 9, 2006 (the “$.55 Options”), which were 25% vested prior to the merger of Inductis, Inc. with ExlService Merger Sub, Inc. (the “Merger”), provided that the balance of any unvested $.55 Options would accelerate and become fully vested upon a “change in control” (i.e., the Merger). Stock options

INDUCTIS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

June 30, 2006 and 2005

(US Dollars, except share data and as stated otherwise)

granted on May 21, 2006 (the “$1.00 Options”), none of which were vested prior to the Merger, did not contain an acceleration provision and, as a result, none of the $1.00 Options would have accelerated upon a “change of control.” In connection with the Merger, a compromise was reached with the holders of $.55 and $1.00 stock options pursuant to which it was agreed that, in lieu of accelerated vesting of all of the $.55 Options held by such persons, only 50% of the $.55 Options became fully vested immediately prior to the Merger and, in lieu of termination of all of the $1.00 Options held by such persons, 25% of the $1.00 Options became fully vested immediately prior to the Merger. Those $.55 Options and $1.00 Options that did not vest prior to the Merger converted into the right to receive restricted shares of Series B Common Stock of ExlService Holdings, Inc., the parent of ExlService Merger Sub, Inc., the right to participate in a newly-created Management Incentive Plan and a cash payment payable at the closing of the Merger.

6. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of $1,440,617 of which $182,725 and $27,516 is in India and Singapore, respectively, as of June 30, 2006 and $1,677,670 of which $694,410 is in India as of December 31, 2005.

7. OTHER CURRENT ASSETS

Other current assets comprise the following:

	June 30, 2006 (Unaudited)	December 31, 2005 (Audited)
Prepaid expenses	$4,001	$29,980
Prepaid Taxes	241,747	102,247
Deposits	60,940	44,582
Others	363,463	140,603

	$670,151	$317,412

8. PROPERTY AND EQUIPMENT

Property and equipment comprise the following:

	June 30, 2006 (Unaudited)	December 31, 2005 (Audited)
Computer and networking equipment	$1,641,601	$1,240,209
Software	302,840	297,545
Office furniture and equipment	1,026,629	962,149
Capital work-in-progress	—	4,673

	$2,971,070	$2,504,576
Accumulated depreciation and amortization	1,422,173	1,092,642

Property and equipment, net	$1,548,897	$1,411,934

The cost and accumulated amortization of assets under capital leases at June 30, 2006 is $392,487 and $207,141 respectively, and at December 31, 2005 are $392,487 and $141,726, respectively. Deletions of Fixed Assets for the period ended June 30, 2006 and December 31, 2005 are $94 and $30,413, respectively, of which accumulated depreciation was $40 and $26,633, respectively.

INDUCTIS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

June 30, 2006 and 2005

(US Dollars, except share data and as stated otherwise)

9. INVESTMENTS

Investment securities, available for sale consist of investment in units of mutual funds and the book value approximates the fair value of such units.

Proceeds from the sale of securities, available were $603,124 and $401,967 during the six months ended June 30, 2006 and 2005 respectively. Dividend income earned from these investments during the six months ended June 30, 2006 and 2005 was $2,042 and $1,702 respectively.

10. OTHER ASSETS

Impairment Charge

The Company has entered into an Asset Purchase agreement with iTouchpoint Technologies LLC, a Delaware limited liability company, whereby the Company through its newly formed wholly owned subsidiary, iTouchpoint Services LLC, will acquire certain assets and liabilities relating to the business of iTouchpoint Technologies LLC. The transaction is subject to iTouchpoint Technologies LLC., acquiring 100% of iTouchpoint Softech Pvt. Limited.

During the year ended December 31, 2005, the Company was in the process of acquiring an equity interest in iTouchpoint Technologies LLC (“iTouchpoint”). As part of this process, the Company entered into a long-term bridge loan with iTouchpoint under which it promised to loan iTouchPoint up to $3,000,000 to assist with the funding of the business operations. After the extension of the long-term bridge loan, the principal owner of iTouchpoint also became a member of the Company’s Board of Directors. During the year ended December 31, 2005, the Company advanced $2,756,500 and during the six months ended June 30, 2006, the Company advanced $325,000 under this long-term bridge loan agreement to iTouchpoint pursuant to its funding commitment. The loan is senior to all existing indebtedness of the Company and is secured by all assets of the Company and can be called at any time in the event of default or after the expiration of the acquisition agreement with iTouchpoint.

The acquisition agreement expired on June 1, 2006 and the Company has not renewed the agreement and the note receivable from iTouchpoint will be distributed as a dividend net off the impairments to its shareholders as part of the acquisition with ExlServices.com, Inc transaction.

Subsequently, iTouchpoint has not met the sales levels the Company originally anticipated at the time of the loan was made.

Due to the significance of the continued operating losses, management performed an evaluation of the recoverability of the entire loan from iTouchPoint as described in Statement of Financial Accounting Standards No. 144 “Account for the Impairment or Disposal of Long Lived Assets.” Management concluded from the results of this evaluation that a significant impairment charge was required because estimated fair value was less than the carrying value of the asset. Considerable management judgment is necessary to estimate fair value. Accordingly, actual results could vary significantly from managements’ estimates.

Based upon the evaluation, the Company recognized an asset impairment loss as follows:

	2006	2005
Six months ended June 30,	$325,000	$150,000

INDUCTIS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

June 30, 2006 and 2005

(US Dollars, except share data and as stated otherwise)

11. ALLOWANCES FOR ACCOUNTS RECEIVABLE

The Company maintains an allowance for uncollectible receivables based on the trade receivables at the end of the year. Factors utilized by management in determining the adequacy of the allowance include the present and prospective financial condition of the debtor and the aging of the trade receivables.

Allowance for accounts receivable as of June 30, 2006 and December 31, 2005 was $470,000 and $150,000, respectively.

12 (a) CAPITAL LEASES

Future minimum lease payments under such capital lease as of June 30, 2006 are as follows:

For the Year ending June 30, 2007	$138,046
For the period ending November 30, 2007	57,482

Total minimum payments	195,528
Less: Amount representing future interest	5,069

Present value of minimum payments	190,459
Less: Current portion	133,482

Long term capital lease obligation	$56,977

The Company decided to close both the operating and capital lease in June 2006 and made an initial payment of $180,000, shown in other current assets towards closure. See Note 23(b) for further details.

12 (b) OPERATING LEASES

The Company is obliged under non-cancelable operating leases for its offices in New Jersey, New York and India expiring in April 2008, September 2007 and July 2008 respectively. Future minimum lease payments as of June 30, 2006 for such non-cancelable operating leases are as follows:

Year ending June 30,
2007	$472,137
2008 & beyond	$351,466

Total minimum payments	$823,603

The Company is also obligated to pay certain real estate taxes and other expenses under the lease term. The New York office lease is personally guaranteed by the principal owner of the Company.

Additionally, the Company leases guest house facilities under cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee.

Rental expense under operating leases is $308,007 and $239,894 for the six months ended June 30, 2006 and 2005, respectively.

INDUCTIS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

June 30, 2006 and 2005

(US Dollars, except share data and as stated otherwise)

13. (a) SHORT TERM DEBTS

The Company has line of credit facilities from its bank aggregating $3,500,000 for financing its fund based working capital requirements. These facilities bear interest at the bank’s prime rate. Borrowing under the agreement is collateralized by substantially all the Company’s assets and personal guarantee from the Managing Principal. Further, the company has a ten percent (10%) interest bearing promissory note payable to ex-members.

Short-term debt comprises of:

	June 30, 2006 (Unaudited)	December 31, 2005 (Audited)
Short term loan	$2,500,000	$3,500,000
Current portion of the long term debt	650,000	400,000
Promissory note payable	51,713	185,084

Total	$3,201,713	$4,085,084

The promissory note of $51,713 at June 30, 2006 and $49,289 at December 31, 2005 is payable to an ex-employee of the former holding company. The Company is contemplating litigation with the ex-employee, as the Company alleges that the ex-employee is in breech of some of the terms of the Repurchase Agreement with the Company. Currently the Company has notified the ex-employee that he has forfeited his rights to the balance due of $51,713.

13. (b) LONG TERM DEBTS

In 2005, the Company obtained a term loan of $1,800,000 to finance the working capital relating to purchase of assets of iTouchpoint Technologies LLC. The term loan bears an interest rate based on the prime rate less 25 basis points and is collateralized by substantially all the Company’s assets and the personal guarantees of the Managing Principal and principal owner of iTouchpoint Technologies LLC.

Long-term debt comprises of:

	June 30, 2006	December 31, 2005
Secured Long term debt	$1,750,000	$1,800,000
Less: current portion of long term debt	650,000	400,000

Total	$1,100,000	$1,400,000

The maturity profile of term loan as of June 30 is as follows:

2007	$650,000
2008	600,000
2009	500,000

Total	$1,750,000

14. COMMON STOCK

The Company has two classes of Common Stock; Class C-1 Common Stock and Class C-2 Common Stock. Par value of each Common Stock as of June 30, 2006 is $0.0001.

INDUCTIS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

June 30, 2006 and 2005

(US Dollars, except share data and as stated otherwise)

Each outstanding vested Class C-1 and Class C-2 membership unit of the former holding company has been exchanged for one share of Class C-1 Common Stock and Class C-2 Common Stock of the Company, respectively. Each outstanding unvested Class C-1 and Class C-2 units of the former holding company has been exchanged for Class C-1 Common Stock and Class C-2 Common Stock of the Company respectively, referred to as Restricted Shares, which shall be subject to forfeiture and repurchase by the Company as per the Stockholders’ Agreement dated December 31, 2005.

The detail of Common Stock of the Company for the year ended December 31, 2005 is as below:

	Class C-1 Stock	Class C-2 Stock	Total
Unrestricted Shares	6,557,062	478,806	7,035,868
Restricted Shares	2,380,173	353,977	2,734,150

Total	8,937,235	832,783	9,770,018
Treasury Stock	822,500		822,500

Total Stock			10,592,518

Each holder of Class C-1 Common Stock in entitled to one vote per share.

The detail of Common Stock of the Company for the period ended June 30, 2006 is as below:

	Class C-1 Unit	Class C-2 Unit	Total
Unrestricted Shares	7,685,876	1,077,417	8,763,293
Restricted Shares	1,870,832	375,051	2,245,883

Total	9,556,708	1,452,468	11,009,176
Treasury Stock	1,127,839	128,965	1,256,804

Total Stock			12,265,980

Class C-1 unit holders had the voting capital interest in the affairs of the Company, whereas Class C-2 unit holders represent non-voting capital interest. The unit holders were entitled to interest at the rate of 10% on capital contribution. The former holding company has charged interest of $0 and $141,399 on capital contributions for the six months ended June 30, 2006 and 2005, respectively, which has been recorded in net other expenses.

On June 22, 2006, the Company awarded 123,294 shares of Class C-2 Common Stock to various individuals, 73,123 shares of which were restricted, and 50,171 shares of which were unrestricted. The Company’s Board of Directors, after considering such facts as it deemed reasonably necessary, determined that the fair market value of a share of the Company’s Class C-2 Common Stock was $1.46.

15. OTHER EXPENSE, NET

Interest and other income comprise the following:

	Six Months Ended June 30,
	2006	2005
Interest & dividend income	$(7,538)	$(5,190)
Foreign exchange loss, (gain), net	(27,120)	6,471
Miscellaneous income	(76,792)	(15,800)
Interest and other finance costs	170,017	181,995

Other expenses / (Income), net	$58,567	$167,476

INDUCTIS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

June 30, 2006 and 2005

(US Dollars, except share data and as stated otherwise)

16. INCOME TAXES

The individual entities within the Group Company file individual tax returns as per regulations existing in their respective countries of domicile.

Income tax expense attributable to income from continuing operations for the six months ended June 30, 2006 and 2005 consists of:

	2006	2005
Current—
U.S Taxes	586,990	14,698
Others	34,361	94

Total	$621,351	$14,792
Deferred—
U.S Taxes	(829,688)	$(351,759)
Others	—	—

Total	$(829,688)	$(351,759)
Total taxes	$(208,337)	$(336,967)

A reconciliation of the income tax expense to the amount computed by applying the statutory income tax rate to income tax expense for the three months ended June 30, 2006 and 2005 is:

	2006	2005
Net Loss before taxes	$(775,074)	$(334,838)
Add: foreign subsidiary (India) net income before taxes	$28,075	$(457,319)
Adjusted book income	(746,999)	(792,157)
Enacted Tax rate	34%	34%
Computed tax expense	$(253,980)	$(269,333)
Foreign earnings permanently reinvested	21,269	$(53,854)
Foreign Taxes	22,679	—
State Income Taxes, net of federal tax benefit	(37,841)	$(82,210)
Others	39,536	68,430

Income tax benefit recognized in the statements of income	(208,337)	(336,967)

The components of the deferred tax balances as of June 30, 2006 and 2005 are as follows:

2006
Deferred tax assets:
Accrued employee costs	$153,321
Net operating losses
Stock option expenses	$293,787
Allowance for impairment of Loan receivable	$1,611,837
Others	20,086

Total deferred tax assets	$2,079,031
Deferred tax liabilities:
Excess of accrual basis over cash basis taxable income	$850,463
Others temporary difference	19,163

Total deferred tax liabilities	$869,626

INDUCTIS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

June 30, 2006 and 2005

(US Dollars, except share data and as stated otherwise)

As at December 31, 2004, the Company had a U.S. State Net Operating loss carried forward of approximately $1,954,700 which gets fully utilized as of December 31, 2005. The company has state and local Net Operating Loss carry forwards that were suspended due to state and local restrictions.

Under APB 23, a provision for tax has not been provided at June 30, 2006, for the U.S operations or additional foreign withholding taxes on the undistributed earnings of the foreign subsidiary because it is the present intention of management to reinvest the undistributed earnings indefinitely in foreign operations. Generally, such earnings become subject to U.S. Tax upon the remittance of dividend and under certain other circumstances, such as disposition of foreign subsidiary operations. Undistributed earnings of foreign subsidiary were $1,137,985 and $1,409,946 as of June 30, 2006 and 2005, respectively.

A substantial portion of the profits of the Company’s India operations is exempt from income tax being profits attributable to export operations of undertaking situated in Software Technology Parks (STP). Under the tax holiday, the taxpayer can utilize an exemption from income tax for a period of any ten consecutive years beginning from the financial year when the unit started operations. The tax holiday under such STP expires in 2009. Deferred Tax in respect of timing differences which originate and reverse during the tax holiday period are not recognized.

17. EMPLOYEE BENEFIT PLANS

US Operations

The Company has a 401K plan which all employees are eligible to participate in upon joining. Employees may make voluntary contributions during the year up to the maximum contributions allowable by law. The Company also has a profit sharing plan which all employees who have a minimum of six month employment and is employed on year end with the Company are eligible to participate in the profit sharing for that year. All employees receive contributions through the profit sharing plan based on their level in the company, with junior members receiving the smallest amounts, approximately 3%, and senior members receiving the most approximately 8%, up to legally allowable levels.

Total contributions made to the plan by the Company for six months ended June 30, 2006 and 2005 is $0 and $0 respectively.

India Operations

The Company has employee benefit plans in the form of certain statutory and welfare schemes covering substantially all of its employees.

Gratuity

In accordance with Indian law, the Company provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering all employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment at an amount based on the respective employee’s salary and the years of employment with the Company (minimum of 5 years of continuous employment is required). Such liability actuarially valued at June 30, 2006 is $18,051 and $13,100 at December 31, 2005 and has not been funded.

Provident fund

In accordance with Indian law, all employees receive benefits from a provident fund, which is a defined contribution retirement plan. Under this plan, the employer and employee make monthly contributions to a fund managed by the government authorities. The employees contribute 12% of their base compensation, which is matched by an equal contribution by the employer.

INDUCTIS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

June 30, 2006 and 2005

(US Dollars, except share data and as stated otherwise)

Total contributions made by the Company in respect of this plan for the six months ended June 30, 2006 and 2005 are $ 5,982 and $ 1,184, respectively.

18. SEGMENT INFORMATION

In the opinion of the management the Company operates in a single business segment of providing management consulting and business data analytics services in the field of finance, strategic marketing, re-engineering and data analysis for various clients in the United States of America. The company operates in single geographical segment hence there are no separable segments as mentioned in SFAS 131, accordingly no disclosures have been included in the financial statements for the period ended June 30, 2006.

19. RELATED PARTY TRANSACTION

The Company has entered into transactions with the following related parties:

a) iTouchpoint Technologies LLC , in which a director of the Company has a significant ownership interest, controlling interest or over which he exercises significant influence.

During the six months ended June 30, 2006 the Company advanced $325,000 to iTouchpoint Technologies, LLC, whose principal owner is a member of the Company’s Board of Directors. The Company’s management performed an evaluation of the recoverability of the entire loan and concluded from the results of this evaluation that a significant impairment charge was required because estimated fair value was less than the carrying value of the asset.

Based upon the evaluation, the Company recognized an asset impairment loss of $325,000 and $150,000 during the six months ended June 30, 2006 and 2005, respectively (see Note 10)

b) Employee advances were:

	As of June 30, 2006	As of December 31, 2005
Employee advances	$159,112	$49,146
Due from Employees in cash & stock	791,952	0
Total	$951,064	$49,146

20. EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per share:

	As of June 30, 2006	As of June 30, 2005
Net income/ (loss) available to Common stockholders	$(566,738)	$2,129
Basic and diluted earnings (loss) per share	$(.05)	$(.00)

Weighted average common shares outstanding	12,265,980	10,302,436

Net earning per share is based upon the weighted average of shares of common stock outstanding. On December 31, 2005, the Company entered into an Agreement and Plan of Merger. Accordingly, all historical weighted average share and per share amounts have been restated to reflect the recapitalization of the Company as if the exchange of equity interests occurred on January 1, 2005.

INDUCTIS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

June 30, 2006 and 2005

(US Dollars, except share data and as stated otherwise)

21. CONTINGENCIES AND COMMITMENTS

a) Capital commitments

As of June 30, 2006 and 2005, the Company had no capital commitments.

b) Other commitments

The Company’s operations in India are in Software Technology Park (STP) under the STP guidelines issued by the Government of India. These units are exempted from customs and central excise duties and levies on imported and indigenous capital goods. The Company has executed legal undertakings to pay customs duty, central excise duty, levies and liquidated damages payable, if any, in respect of imported and indigenous capital goods and stores and spares consumed duty free, in the event that certain terms and conditions are not fulfilled.

c) Guarantees

The company has provided guarantees to the regulatory authorities as security for compliance with local regulations. The aggregate amount of such guarantees as of June 30, 2006 is $6,862.

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. The fair value of the variable rate long term debt approximates its carrying value.

23. SUBSEQUENT EVENTS

a) Merger with ExlService Merger Sub, Inc.

On July 1, 2006, the Company merged (the “Merger”) with ExlService Merger Sub, Inc., a wholly owned subsidiary of ExlService Holdings, Inc., a Delaware corporation (“Exl”), with Exl being the corporation that survived the Merger. In connection with the Merger, holders of Company’s voting and non-voting common stock (collectively the “Common Stock”), initially received in the aggregate a combination of approximately $2.4 million in cash, approximately 535,918 shares of Series A voting common stock of Exl (“Exl Series A Common Stock”) (subject to certain adjustments as described below), $0.4 million bonus payable in January 2007. The merger has an additional clause where by the Company will also receive additional working capital adjustment and a contingent right to receive additional cash and Exl Series A Common Stock based upon the Company’s achievement on certain agreed upon financial performance goals. Unvested options to purchase Company’s Common Stock were cancelled, and upon such cancellation, the holders of the unvested received (i) restricted shares of Series B non-voting common stock of Exl (“Exl Series B Common Stock”) which will become vested and non-forfeitable based on the holder’s continued service with Exl, (ii) the right to receive an initial cash payment in an aggregate amount of approximately $180,000, and (iii) the right to participate in a management incentive plan providing each participant with (A) a contingent right to receive additional cash based on the Company’s achievement of certain financial performance milestones during 2007 and (B) additional restricted shares of Exl Series B Common Stock which will become vested and non-forfeitable based upon both (x) such holder’s continued service with Exl and (y) the Company’s achievement on certain agreed upon financial performance goals.

INDUCTIS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

June 30, 2006 and 2005

(US Dollars, except share data and as stated otherwise)

The maximum number of shares to be received from Exl in the earn out payment is 389,906 shares of Exl Series A common stock and the value of the contingent payment in a mix of cash and additional shares of Exl, the mix of which cannot be determined until the size of the contingent payment, if any, is determined, is expected to be in the range of $0.6 million to $6.5 million

b) Closure of operating and capital lease

For the period ended June 30, 2006 the Company decided to terminate both its operating and capital lease agreement with CitiCapital Technology Finance Inc., (“Lessor”) which were scheduled to expire on November 2006 and December 2007 respectively. The company paid $180,000, disclosed as other current asset as an initial payment (see Note 12(a)). The final payment has been made subsequently in August 2006 towards the full and final settlement per the Lessor’s final settlement advice. The termination is pending the receipt of the release documents from the Lessor.

www.exlservice.com

values.EXL

Accountability will be core to each of our jobs

Innovation will be actively pursued

Excellence will govern all our actions

Urgency will underline our actions in accomplishing business success

Integrity will guide every action we take

Respect for customers, colleagues and others will mark our behavior

United States
350 Park Avenue, 10th Floor, New York, NY 10022, T: +1 212 277-7100

United Kingdom
Russell Bedford House, City Forum, 250 City Road, London EC1V 2QQ, T: +44 (0)20 7-336-8747

India
A-48 Sector 58, Noida 201301, UP, T: +91 (120) 244-5900
Tower-I, Wing A & B, Cybercity Magarpatta City, Hadapsar, Pune 411028, T: +91 (20) 2682-4949

5,000,000 Shares

ExlService Holdings, Inc.

Common Stock

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